As filed with the Securities and Exchange Commission on March 24, 2009

Registration No.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

VICTORY ACQUISITION CORP.

(Exact Name of Each Registrant as Specified in Its Charter)

Delaware	6770	20-8218483
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

970 West Broadway, PMB 402 Jackson, Wyoming 83001 (307) 633-2831	Jonathan J. Ledecky, President Victory Acquisition Corp. 970 West Broadway, PMB 402 Jackson, Wyoming 83001 (307) 633-2831
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)	(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

David Alan Miller, Esq.

Graubard Miller

The Chrysler Building

405 Lexington Avenue

New York, New York 10174

Telephone: (212) 818-8800

Fax: (212) 818-8881

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective and all other conditions to the merger contemplated by the merger agreement described in the included proxy statement/prospectus have been satisfied or waived.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Security Being Registered	Amount Being Registered	Proposed Maximum Offering Price per Security (1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (2)
Shares of common stock(3)	28,340,561	$9.88	$280,004,742.68	$15,624.26
Shares of common stock(4)	8,016,265	$9.88	$79,200,698.20	$4,419.40
Total Fee Due			$359,205,440.88	$20,043.66

(1)	Based on the market price on March 16, 2009 of the common stock of Victory pursuant to Rule 457(f)(1).
(2)	Determined in accordance with Section 6(b) of the Securities Act at a rate equal to $55.80 per $1,000,000 of the proposed maximum aggregate offering price.
(3)	Represents the shares of common stock that will be issued to the holders of common stock of TouchTunes Corporation (“TouchTunes”) upon consummation of the merger between VAC Merger Sub, Inc., a wholly owned subsidiary of Victory Acquisition Corp. (“Victory”), and TouchTunes.
(4)	Represents shares of common stock issuable to the TouchTunes stockholders if certain milestones related to the combined company’s earnings before interest, taxes, depreciation and amortization are achieved.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

VICTORY ACQUISITION CORP.

970 WEST BROADWAY, PMB 402

JACKSON, WYOMING 83001

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

OF VICTORY ACQUISITION CORP.

TO BE HELD ON APRIL     , 2009

To the Stockholders of Victory Acquisition Corp.:

NOTICE IS HEREBY GIVEN that the special meeting of stockholders of Victory Acquisition Corp. (“Victory”), a Delaware corporation, will be held at 10:00 a.m. eastern time, on April     , 2009, at the offices of Graubard Miller, Victory’s counsel, at The Chrysler Building, 405 Lexington Avenue, 19th Floor, New York, New York 10174. You are cordially invited to attend the meeting, which will be held for the following purposes:

(1) to consider and vote upon a proposal to approve the Agreement and Plan of Reorganization, dated as of March 23, 2009, among Victory, VAC Merger Sub, Inc. (“Merger Sub”) and TouchTunes Corporation (“TouchTunes”) which, among other things, provides for the merger of Merger Sub with and into TouchTunes with TouchTunes being the surviving entity and becoming a wholly owned subsidiary of Victory — this proposal is referred to as the “merger proposal”;

(2) to consider and vote upon separate proposals to approve amendments to the amended and restated certificate of incorporation of Victory to (i) change the name of Victory from “Victory Acquisition Corp.” to “TouchTunes Corporation;” (ii) increase the number of authorized shares of Victory’s common stock from 85,000,000 shares to 300,000,000 shares; (iii) change Victory’s corporate existence to perpetual; (iv) incorporate the classification of directors that would result from the election of directors in the manner described in the director election proposal described below; (v) remove provisions that will no longer be applicable to Victory after the merger; and (vi) make certain other changes in terms, gender and number that Victory’s board of directors believes are immaterial — we refer to these proposals collectively as the “charter amendment proposals”;

(3) to consider and vote upon a proposal to approve the 2009 Stock Incentive Plan (an equity-based performance equity plan) — this proposal is referred to as the “stock plan proposal”;

(4) to elect six directors to Victory’s board of directors, of whom two will serve until the annual meeting to be held in 2010, one will serve until annual meeting to be held in 2011 and three will serve until the annual meeting to be held in 2012 and, in each case, until their successors are elected and qualified — we refer to this proposal as the “director election proposal”;

(5) to consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the special meeting, Victory is not authorized to consummate the merger — this proposal is referred to as the “adjournment proposal.”

These items of business are described in the attached proxy statement/prospectus, which you are encouraged to read in its entirety before voting. Only holders of record of Victory common stock at the close of business on                     , 2009 are entitled to notice of the special meeting and to vote and have their votes counted at the special meeting and any adjournments or postponements of the special meeting.

After careful consideration, Victory’s board of directors has determined that the merger proposal and the other proposals are fair to and in the best interests of Victory and its stockholders and unanimously recommends that you vote or give instruction to vote “FOR” the approval of all of the proposals.

All Victory stockholders are cordially invited to attend the special meeting in person. To ensure your representation at the special meeting, however, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible. If you are a stockholder of record of Victory common stock, you may also cast your vote in person at the special meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the meeting and vote in person, obtain a proxy from your broker or bank. If you do not vote or do not instruct your broker or bank how to vote, it will have the same effect as voting against the merger proposal.

A complete list of Victory stockholders of record entitled to vote at the special meeting will be available for ten days before the special meeting at the principal executive offices of Victory for inspection by stockholders during ordinary business hours for any purpose germane to the special meeting.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the special meeting or not, please sign, date and return the enclosed proxy card as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

Thank you for your participation. We look forward to your continued support.

, 2009	By Order of the Board of Directors

Eric J. Watson
Chairman of the Board

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS AND YOU WILL NOT BE ELIGIBLE TO HAVE YOUR SHARES CONVERTED INTO A PRO RATA PORTION OF THE TRUST ACCOUNT IN WHICH A SUBSTANTIAL PORTION OF THE NET PROCEEDS OF VICTORY’S IPO ARE HELD. YOU MUST AFFIRMATIVELY VOTE AGAINST THE MERGER PROPOSAL AND DEMAND THAT VICTORY CONVERT YOUR SHARES INTO CASH NO LATER THAN THE CLOSE OF THE VOTE ON THE MERGER PROPOSAL TO EXERCISE YOUR CONVERSION RIGHTS. IN ORDER TO CONVERT YOUR SHARES, YOU MUST TENDER YOUR STOCK TO VICTORY’S STOCK TRANSFER AGENT PRIOR TO THE SPECIAL MEETING OF VICTORY STOCKHOLDERS. YOU MAY TENDER YOUR STOCK BY EITHER DELIVERING YOUR STOCK CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE MERGER IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE CONVERTED INTO CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR CONVERSION RIGHTS. SEE “SPECIAL MEETING OF VICTORY STOCKHOLDERS — CONVERSION RIGHTS” FOR MORE SPECIFIC INSTRUCTIONS.

The information in this proxy statement/prospectus is not complete and may be changed. We may not issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO AMENDMENT AND COMPLETION, DATED MARCH 24, 2009

PROXY STATEMENT FOR SPECIAL MEETING OF STOCKHOLDERS OF

VICTORY ACQUISITION CORP.

PROSPECTUS FOR

UP TO

36,356,826 SHARES OF COMMON STOCK

Victory Acquisition Corp. (“Victory”) is pleased to report that its board of directors and the board of directors of TouchTunes Corporation (“TouchTunes”) have approved an agreement and plan of reorganization among Victory, VAC Merger Sub, Inc. (“Merger Sub”) and TouchTunes Corporation (“TouchTunes”) which, among other things, provides for the merger of Merger Sub with and into TouchTunes with TouchTunes being the surviving entity and becoming a wholly owned subsidiary of Victory. Victory will thereafter operate under the name “TouchTunes Corporation.” The holders of common stock of TouchTunes will receive in the merger 28,340,561 shares of Victory common stock. Additionally, all outstanding TouchTunes’ options shall be cancelled and substituted with options of similar tenor to purchase an aggregate of 6,605,978 shares of Victory common stock, of which options to purchase 4,659,579 shares are vested as of March 23, 2009. The holders of common stock of TouchTunes will also have the right to receive up to an additional 8,016,265 shares of Victory common stock if the combined company’s earnings before interests, taxes, depreciation and amortization (EBITDA) exceeds an aggregate of $50 million for any two consecutive quarters during the period ending on the fifth anniversary of the closing of the merger. We refer to these additional shares as the “EBITDA Shares.” The EBITDA Shares will be issued at the closing of the merger and will be placed in escrow until they are earned. If the EBITDA target is not met, the EBITDA Shares shall be returned to Victory for cancellation. If the EBITDA target is met, the TouchTunes’ options shall also be adjusted to purchase an additional 2,103,523 shares of Victory common stock, of which 1,483,736 EBITDA Shares relate to vested options as of March 23, 2009.

Proposals to approve the merger agreement and the other matters discussed in this proxy statement/prospectus will be presented at the special meeting of stockholders of Victory scheduled to be held on April     , 2009.

Upon completion of the merger, the current holders of common stock of TouchTunes will own approximately 28,340,561 shares of Victory common stock and the current holders of common stock of Victory will own 40,500,000 shares of Victory common stock. See the section entitled “The Merger Proposal — Structure of the Merger.” Of the shares of Victory common stock to be owned by the holders of TouchTunes common stock, 2,834,056 shares, representing 10% of the shares to be issued in the merger, will be placed in escrow to provide a fund to satisfy indemnification obligations under the merger agreement.

Victory’s common stock, units and warrants are currently listed on the NYSE Amex under the symbols VRY, VRY.U and VRY.WS, respectively. The parties intend to seek to have the securities of Victory listed on the Nasdaq Stock Market following consummation of the merger under the symbols             ,             .U and             .WS.

Victory is providing this proxy statement/prospectus and accompanying proxy card to its stockholders in connection with the solicitation of proxies to be voted at the special meeting of stockholders of Victory and at any adjournments or postponements of the special meeting. Unless the context requires otherwise, references to “you” are references to Victory stockholders, and references to “we”, “us” and “our” are to Victory. This proxy statement/prospectus also constitutes a prospectus of TouchTunes for the shares of Victory common stock to be issued to the holders of common stock of TouchTunes pursuant to terms of the merger.

This proxy statement/prospectus provides you with detailed information about the merger and other matters to be considered by the Victory stockholders. You are encouraged to carefully read the entire document and the documents incorporated by reference. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 28.

Victory stockholders — Your vote is very important. Whether or not you expect to attend the special meeting, the details of which are described on the following pages, please complete, date, sign and promptly return the accompanying proxy in the enclosed envelope.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The proxy statement/prospectus statement is dated                     , 2009, and is first being mailed on or about                     , 2009.

This proxy statement/prospectus incorporates important business and financial information about Victory and TouchTunes that is not included in or delivered with this document. This information is available without charge to security holders upon written or oral request. To make this request, or if you would like additional copies of this proxy statement/prospectus or have questions about the merger, you should contact Jonathan J. Ledecky, President, Victory Acquisition Corp., c/o Paul Vassilakos, 590 Madison Avenue, 21st Floor, New York, New York 10022, (212) 521-4399.

To obtain timely delivery of requested materials, security holders must request the information no later than five business days before the date they submit their proxies or attend the special meeting. The latest date to request the information to be received timely is                     , 2009.

Victory consummated its initial public offering (“IPO”) on April 30, 2007. Citigroup Global Markets Inc. (“Citigroup”) acted as lead manager for the IPO and Ladenburg Thalmann & Co. Inc. and Broadband Capital Management LLC acted as co-managers for the IPO. Upon consummation of the merger, the underwriters in Victory’s IPO will be entitled to receive $10,560,000 of deferred underwriting commissions. If the merger is not consummated and Victory is required to be liquidated, the underwriters will not receive any of such funds.

Trademarks, Trade Names and Service Marks

TouchTunes owns or has rights to use the trademarks, service marks and trade names that are used in conjunction with the operation of its business. Some of the more important trademarks that it owns or has rights to use that appear in this proxy statement/prospectus include TouchTunes, the Allegro MX-1TM, TouchTunes PlayPorTT™, myTouchTunes.com, TouchTunes Gen3, TouchTunes G2, Barfly and Barfly Interactive Networks marks, which may be registered in the United States and other jurisdictions.

SUMMARY OF THE MATERIAL TERMS OF THE MERGER

•

In the prospectus included in the registration statement for Victory’s IPO, Victory undertook to enter into a business combination with an operating business in any industry other than the franchising, financial services or healthcare industries. Victory’s board of directors believes that the merger with TouchTunes described in this proxy statement/prospectus complies in all material respects with the terms for a transaction described in the registration statement.

•

The parties to the agreement and plan of reorganization are Victory, Merger Sub and TouchTunes. Pursuant to the agreement, Merger Sub will merge with and into TouchTunes with TouchTunes being the surviving entity and becoming a wholly owned subsidiary of Victory. Victory will thereafter operate under the name “TouchTunes Corporation.”

•

TouchTunes develops, manufactures and sells interactive digital entertainment systems, providing innovative digital entertainment content and highly-targeted advertising services to a network of approximately 38,000 out-of-home locations in North America, such as bars, restaurants, retailers and other businesses. These services are provided, under a usage-based revenue model, through long-term agreements with TouchTunes’ distribution channel of more than 2,800 amusement vendor operators (“Operators”) and through direct sales to national and regional chains, primarily restaurants. TouchTunes’ wholly-owned subsidiary, TouchTunes Music Corporation (“TouchTunes Music”) introduced the world’s first digital-downloading, pay-per-play commercial jukebox in 1998 and now operates one of the largest out-of-home interactive entertainment networks in the United States. Since mid-2007, TouchTunes has expanded its entertainment network offering, through acquisitions and product development, to include a wireless, portable entertainment system, an interactive advertising platform on the jukebox and an in-location television-based advertising and content solution. See the section entitled “Business of TouchTunes.”

•

The holders of common stock of TouchTunes will receive in the merger 28,340,561 shares of Victory common stock. Additionally, all outstanding TouchTunes’ options and warrants shall be cancelled and substituted with options and warrants of similar tenor to purchase an aggregate of 6,605,978 shares of Victory common stock, of which options to purchase 4,659,579 shares are vested as of March 23, 2009. The holders of common stock of TouchTunes will also have the right to receive up to an additional 8,016,265 EBITDA Shares if the combined company’s EBITDA exceeds an aggregate of $50 million for any two consecutive quarters during the period ending on the fifth anniversary of the closing of the merger. The EBITDA Shares will be issued at the closing of the merger and will be placed in escrow until they are earned. If the EBITDA target is not met, the EBITDA Shares shall be returned to Victory for cancellation. If the EBITDA target is met, the TouchTunes’ options and warrants shall also be adjusted to purchase an additional 2,103,523 shares of Victory common stock, of which 1,483,736 EBITDA Shares relate to vested options as of March 23, 2009.

•

As a result of the merger, the present Victory stockholders will own approximately from 58.8% of the shares of Victory common stock outstanding after the merger (assuming that no holders of shares issued in Victory’s initial public offering (“Public Shares”) vote against the merger proposal and elect to convert their Public Shares into cash in accordance with Victory’s amended and restated certificate of incorporation) to 54.5% of the shares of Victory common stock outstanding after the merger (assuming that the holders of approximately 19.99% of Victory’s Public Shares vote against the merger proposal and elect to convert their Public Shares into cash). It is possible that the present holders of 20.0% or more of the Public Shares will vote against the merger and seek conversion of their Public Shares into cash in accordance with Victory’s amended and restated certificate of incorporation. If such event were to occur, the merger could not be completed. To preclude such possibility Victory, its officers, directors and founding stockholders, TouchTunes and the holders of TouchTunes common stock may enter into arrangements to provide for the purchase of the Public Shares from holders thereof who indicate their intention to vote against the merger and seek conversion or otherwise wish to sell their Public Shares or other arrangements that would induce holders of Public Shares not to vote against the merger proposal. Definitive arrangements have not yet been determined but some possible methods are described in the section titled “Summary of the Proxy Statement/Prospectus — Actions That May Be Taken to Secure Approval of Victory’s Stockholders.” As it is not possible as of the date of this proxy statement/prospectus to determine the number of Public Shares, if any, that may be purchased pursuant to such arrangements, the actual percentage of the Victory shares outstanding after the merger that Victory stockholders will own cannot presently be determined.

•

The funds held in Victory’s trust account will be transferred to Victory, after deduction of transaction expenses, finders’ fees, tax obligations, deferred underwriting commissions and payments to converting stockholders. Victory estimates that such amount will be approximately $313 million, prior to deduction of payments to converting stockholders.

•

To provide a fund for payment to Victory with respect to its post-closing rights to indemnification under the merger agreement, at the closing of the merger, the current holders of common stock of TouchTunes will place in escrow (with an independent escrow agent) an aggregate of 2,834,056 shares of Victory common stock, representing 10% of the shares to be issued in the merger. See the section entitled “The Merger Proposal — Indemnification of Victory.”

•

After the merger, if management’s nominees are elected, the directors of Victory will be Jonathan J. Ledecky, Victory’s president and secretary, William J. Meder, TouchTunes’ Chairman, President and Chief Executive Officer, David Carlick, Joel A. Katz, Patrick Gallagher and Richard Y. Roberts. David Carlick, Joel A. Katz, Patrick Gallagher and Richard Y. Roberts, a current member of Victory’s board, will be considered independent directors under applicable regulatory rules. Certain of the founders of Victory and certain stockholders of TouchTunes will enter into a voting agreement at the time of closing of the merger that will provide that they will vote their shares of Victory common stock in favor of the election of four nominees of VantagePoint CDP Partners L.P. (“VantagePoint”) in classes B and C (one in Class B, three in Class C) in all elections through the annual meeting that will be held in 2012 (or earlier if VantagePoint owns less than 50% of the shares held by it upon Closing of the Merger).

•

Upon completion of the merger, certain members of TouchTunes’ management will become officers of Victory. These officers are William Meder, who will serve as Chairman of the Board of Directors, President and Chief Executive Officer, David Schwartz, who will serve as Chief Financial Officer, Secretary and Treasurer, Ron Greenberg, who will serve as Chief Marketing Officer & Senior Vice President, Digital Media, Dan McAllister, who will serve as Senior Vice President, Sales, Geoff Mott, who will serve as Senior Vice President, Strategy and Business Development, Michael Tooker, who will serve a Senior Vice President, Technology and Operations, and Bob Weinschenk, who will serve as Senior Vice President, Barfly Division. Each of these persons has entered or will enter into an employment agreement with TouchTunes that will be assumed by Victory as a result of the merger, or in the case of new employment agreements, effective upon the merger. See the section entitled “Directors and Executive Officers of Victory Following the Merger — Employment Agreements.”

•

Pursuant to the terms of lock-up agreements entered into upon signing of the merger agreement, current holders of common stock of TouchTunes, who will be receiving approximately 79% of the shares of Victory common stock to be issued in the merger, have agreed not to sell their shares until the 18-month anniversary of the consummation of the merger, subject to certain exceptions; provided however that certain of these holders of TouchTunes common stock will be entitled to sell up to an aggregate of approximately 10% of the shares they receive in the merger at any time they wish. All other holders of common stock of TouchTunes, who will be receiving approximately 21% of the shares of Victory common stock to be issued in the merger, will be free to sell their shares at any time. Further, in connection with Victory’s IPO, each of the persons who was a stockholder of Victory prior to its IPO, including all of the current officers and directors of Victory, executed a Stock Escrow Agreement dated as of April 24, 2007 with Victory pursuant to which such individuals agreed that they would be able to sell their shares of Victory common stock received prior to the IPO twelve months after the closing of the merger subject to certain exceptions. In connection with the merger, such individuals have agreed that they will not be able to sell their shares of Victory common stock until the 18-month anniversary of the consummation of the merger, subject to certain exceptions.

•

In addition to voting on the merger, the stockholders of Victory will vote on proposals to amend its amended and restated certificate of incorporation to (i) change its name to TouchTunes Corporation, (ii) increase the authorized number of shares of common stock to 300,000,000, (iii) make its corporate existence perpetual, (iv) incorporate the classification of directors that would result from the election of directors in accordance with the proposal relating to such election to be presented at the special meeting, (v) delete certain provisions that will no longer be applicable after the merger or are not required by Delaware law and (vi) to make certain other changes in tense, gender and number that Victor’s board of directors believes are immaterial. The stockholders of Victory will also vote to approve the stock plan proposal and a proposal to adjourn the meeting, if necessary. See the sections entitled “The Charter Amendment Proposals,” “The Stock Plan Proposal,” “The Adjournment Proposal” and “The Director Election Proposal.”

QUESTIONS AND ANSWERS

FOR VICTORY STOCKHOLDERS ABOUT THE PROPOSALS

Q. Why am I receiving this proxy statement/prospectus?

A.     Victory and TouchTunes have agreed to a business combination under the terms of the Agreement and Plan of Reorganization that is described in this proxy statement/prospectus. This agreement is referred to as the merger agreement. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A, which you are encouraged to read.

You are being asked to consider and vote upon a proposal to approve the merger agreement, which, among other things, provides for the merger of Merger Sub with and into TouchTunes with TouchTunes being the surviving entity and becoming a wholly owned subsidiary of Victory. Victory will thereafter operate under the name “TouchTunes Corporation.” You are also being asked to consider and vote upon (i) the charter amendment proposals, (ii) the stock plan proposal, (iii) the director election proposal and (iv) the adjournment proposal.

The approval of the merger proposal and the charter amendment proposals is a condition to the consummation of the merger. It the merger proposal is not approved, the other proposals will not be presented to stockholders for a vote. If the charter amendment proposals are not approved, the other proposals will not be presented to stockholders for a vote and the merger will not be consummated.

This proxy statement/prospectus contains important information about the proposed merger and the other matters to be acted upon at the special meeting. You should read it carefully.

Your vote is important. You are encouraged to vote as soon as possible after carefully reviewing this proxy statement/prospectus.

Q. Why is Victory proposing the merger?

A.     Victory was organized for the purpose of consummating a business combination with an operating business in any industry other than the franchising, financial services or healthcare industries.

Victory consummated its IPO on April 30, 2007, raising net proceeds of $316,661,329. Of these net proceeds, $316,660,000 (including $10,560,000 of deferred underwriting commissions), together with $5,000,000 raised from the private sale of warrants (for a total of $321,660,000), was placed in a trust account immediately following the IPO and, in accordance with Victory’s amended and restated certificate of incorporation, will be released upon the consummation of a business combination. As of December 31, 2008, $330,144,884 was held in deposit in the trust account. Victory intends to use the funds held in the trust account to pay certain transaction expenses, finders’ fees, tax obligations and deferred underwriters compensation. The balance of the funds will be released to Victory after the closing of the merger to pay stockholders who properly exercise their conversion rights and for working capital and general corporate purposes.

TouchTunes develops, manufactures and sells interactive digital entertainment systems, providing innovative digital entertainment content and highly-targeted advertising services to a network of approximately 38,000 out-of-home locations in North America, such as bars, restaurants, retailers and other businesses. These services are provided, under a usage-based revenue model, through long-term agreements with TouchTunes’ distribution channel of more than 2,800 Operators and through direct sales to national and regional chains, primarily restaurants. TouchTunes Music introduced the world’s first digital-downloading, pay-per-play commercial jukebox in 1998 and now operates one of the largest out-of-home interactive entertainment networks in the United States. Since mid-2007, TouchTunes has expanded its entertainment network offering, through acquisitions and product development, to include a wireless, portable entertainment system, an interactive advertising platform on the jukebox and an in-location television-based advertising and content solution.

Based on its due diligence investigations of TouchTunes and the industry in which it operates, including the financial and other information provided by TouchTunes in the course of their negotiations, Victory believes that TouchTunes’ management has been extremely successful in running TouchTunes’ business. As a result, Victory also believes that a business combination with TouchTunes will provide Victory stockholders with an opportunity to participate in a company with significant growth potential. See the section entitled “The Merger Proposal — Victory’s Board of Directors’ Reasons for the Approval of the Merger.”

In accordance with Victory’s amended and restated certificate of incorporation, if Victory is unable to complete a business combination by April 24, 2009, its corporate existence will automatically terminate and it will be required to liquidate. The merger agreement provides that either Victory or TouchTunes may terminate the merger agreement if the merger is not consummated by the date Victory is required to be liquidated.

Q. Do I have conversion rights?

A.     If you are a holder of Public Shares, you have the right to vote against the merger proposal and demand that Victory convert such shares into a pro rata portion of the trust account in which a substantial portion of the net proceeds of Victory’s IPO are held. These rights to vote against the merger and demand conversion of the Public Shares into a pro rata portion of the trust account are sometimes referred to herein as conversion rights.

Q. How do I exercise my conversion rights?

A.     If you are a holder of Public Shares and wish to exercise your conversion rights, you must (i) vote against the merger proposal, which must be approved and completed, (ii) demand that Victory convert your shares into cash, and (iii) deliver your stock to Victory’s transfer agent physically or electronically using Depository Trust Company’s DWAC (Deposit Withdrawal at Custodian) System prior to the meeting.

Any action that does not include an affirmative vote against the merger will prevent you from exercising your conversion rights. Your vote on any proposal other than the merger proposal will have no impact on your right to convert.

You may exercise your conversion rights either by checking the box on the proxy card or by submitting your request in writing to Mark Zimkind of Continental Stock Transfer & Trust Company, Victory’s transfer agent, at the address listed at the end of this section. If you (i) initially vote for the merger proposal but then wish to vote against it and exercise your conversion rights or (ii) initially vote against the merger proposal and wish to exercise your conversion rights but do not check the box on the proxy card providing for the exercise of your conversion rights or do not send a written request to Victory to exercise your conversion rights, or (iii) initially vote against the merger but later wish to vote for it, you may request Victory to send you another proxy card on which you may indicate your intended vote. You may make such request by contacting Victory at the phone number or address listed at the end of this section.

Any request for conversion, once made, may be withdrawn at any time up to the vote taken with respect to the merger proposal. If you delivered your shares for conversion to Victory’s transfer agent and decide prior to the special meeting not to elect conversion, you may request that Victory’s transfer agent return the shares (physically or electronically). You may make such request by contacting Victory’s transfer agent at the phone number or address listed at the end of this section.

Any corrected or changed proxy card must be received by Victory’s secretary prior to the special meeting. No demand for conversion will be honored unless the holder’s stock has been delivered (either physically or electronically) to the transfer agent prior to the meeting.

If the merger is completed, then, if you have also properly exercised your conversion rights, you will be entitled to receive a pro rata portion of the trust account, including any interest earned thereon, calculated as of two business days prior to the date of the consummation of the merger. As of December 31, 2008, there was $330,144,884 in the trust account, which would amount to approximately $10.00 per Public Share upon conversion. If you exercise your conversion rights, then you will be exchanging your shares of Victory common stock for cash and will no longer own these shares.

Exercise of your conversion rights does not result in either the exercise or loss of any Victory warrants that you may hold. Your warrants will continue to be outstanding following a conversion of your common stock, shall be automatically converted into a warrant to purchase a share of Victory’s common stock that will have terms that are substantially similar in all material respects to those of the Victory warrants and will become exercisable upon consummation of the merger. A registration statement must be in effect to allow you to exercise any warrants you may hold or to allow Victory to call the warrants for redemption if the redemption conditions are satisfied. If the merger is not consummated, the warrants will not become exercisable and will be worthless.

Q. Do I have appraisal rights if I object to the proposed merger?	A. No. Victory stockholders do not have appraisal rights in connection with the merger.

Q. What happens to the funds deposited in the trust account after consummation of the merger?

A.     At the closing of the merger, the funds in the trust account will be released to pay transaction expenses of approximately $5,000,000 and to pay deferred underwriters’ compensation of $10,560,000. The balance of the funds will be released to Victory to pay Victory stockholders who properly exercise their conversion rights and for working capital and general corporate purposes.

Q. Since Victory’s IPO prospectus did not disclose that funds in the trust account might be used, directly or indirectly, to purchase Public Shares, what are my legal rights?

A.     You should be aware that because Victory’s IPO prospectus did not disclose that funds in its trust account might be used, directly or indirectly, to purchase Public Shares other than from holders who have voted against the merger proposal and converted their Public Shares into cash (as Victory may contemplate doing), each holder of Public Shares at the time of the merger who purchased such shares in the IPO may have securities law claims against Victory for rescission (under which a successful claimant has the right to receive the total amount paid for his or her securities pursuant to an allegedly deficient prospectus, plus interest and less any income earned on the securities, in exchange for surrender of the securities) or damages (compensation for loss on an investment caused by alleged material misrepresentations or omissions in the sale of a security). Such claims may entitle stockholders asserting them to up to $10.00 per share, based on the initial offering price of the IPO units comprised of stock and warrants, less any amount received from sale of the original warrants purchased with them, plus interest from the date of Victory’s IPO (which, in the case of holders of Public Shares, may be more than the pro rata share of the trust account to which they are entitled on conversion or liquidation). See “Summary of the Proxy Statement/Prospectus — Rescission Rights.”

Q. What happens if the merger is not consummated?

A.     If the merger is not consummated by the date on which Victory must liquidate, either party may terminate the merger agreement. If Victory is unable to complete the merger or another business combination by April 24, 2009, its amended and restated certificate of incorporation provides that it must liquidate. In any liquidation of Victory, the funds deposited in the trust account, plus any interest earned thereon, less claims requiring payment from the trust account by creditors who have not waived their rights against the trust account, if any, will be distributed pro rata to the holders of Victory’s Public Shares. Holders of Victory common stock issued prior to the IPO, including all of Victory’s officers and directors, have waived any right to any liquidation distribution with respect to those shares. Eric J. Watson, Victory’s chairman and treasurer, and Jonathan J. Ledecky, Victory’s president and secretary, have agreed to be personally liable under certain circumstances to ensure that the proceeds in the trust account are not reduced by the claims of prospective target businesses and vendors or other entities that are owed money by Victory for services rendered or products sold to it, but only to the extent such entities have not signed a waiver. Victory cannot assure you that Messrs. Watson and Ledecky will be able to satisfy those obligations. See the section entitled “Other Information Related to Victory — Liquidation If No Business Combination” for additional information.

Q. When do you expect the merger to be completed?

A.     It is currently anticipated that the merger will be consummated promptly following the Victory special meeting on April     , 2009.

For a description of the conditions for the completion of the merger, see the section entitled “The Merger Agreement — Conditions to the Closing of the Merger.”

Q. What do I need to do now?

A.     Victory urges you to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and to consider how the merger will affect you as a stockholder of Victory. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q. How do I vote?

A.     If you are a holder of record of Victory common stock on the record date, you may vote in person at the special meeting or by submitting a proxy for the special meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to attend the meeting and vote in person, obtain a proxy from your broker, bank or nominee.

Q. If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A.     No. Your broker, bank or nominee cannot vote your shares unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee.

Q. May I change my vote after I have mailed my signed proxy card?

A.     Yes. Send a later-dated, signed proxy card to Victory’s secretary at the address set forth below so that it is received by Victory’s secretary prior to the special meeting or attend the special meeting in person and vote. You also may revoke your proxy by sending a notice of revocation to Victory’s secretary, which must be received by Victory’s secretary prior to the special meeting.

Q. What should I do with my stock, warrant and unit certificates?

A.     If you are not electing conversion in connection with your vote on the merger proposal and` the merger is approved and consummated, you do not need to do anything with your certificates as the Victory securities are not being exchanged or converted.

Victory stockholders who vote against the merger and exercise their conversion rights must deliver their shares to Victory’s transfer agent (either physically or electronically) as instructed by Victory or Victory’s transfer agent prior to the meeting.

Q. What should I do if I receive more than one set of voting materials?

A.     You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your Victory shares.

Q. Who can help answer my questions?

A.     If you have questions about the merger or if you need additional copies of the proxy statement/prospectus or the enclosed proxy card you should contact:

Mr. Jonathan J. Ledecky

Secretary

Victory Acquisition Corp.

c/o Paul Vassilakos

590 Madison Avenue, 21st Floor

New York, New York 10022

Tel: (212) 521-4399

Fax: (212) 521-4389

Or

[Proxy solicitation firm]

You may also obtain additional information about Victory from documents filed with the Securities and Exchange Commission (“SEC”) by following the instructions in the section entitled “Where You Can Find More Information.”

If you intend to vote against the merger and seek conversion of your shares, you will need to deliver your stock (either physically or electronically) to Victory’s transfer agent prior to the meeting. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Mr. Mark Zimkind

Continental Stock Transfer & Trust Company

17 Battery Place

New York, New York 10004

Tel: (212) 845-3287

Fax: (212) 845-3201

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the merger, you should read this entire document carefully, including the merger agreement, attached as Annex A to this proxy statement/prospectus. The merger agreement is the legal document that governs the merger and the other transactions that will be undertaken in connection with the merger. It is also described in detail elsewhere in this proxy statement/prospectus.

The Parties

Victory

Victory Acquisition Corp. is a blank check company, or a SPAC, formed on January 12, 2007 as a vehicle to effect a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business in any industry other than the franchising, financial services or healthcare industries.

On April 30, 2007, Victory closed its initial public offering of 33,000,000 units, including 3,000,000 units that were subject to the underwriters’ over-allotment option, with each unit consisting of one share of its common stock and one warrant, each to purchase one share of its common stock at an exercise price of $7.50 per share. The units from the initial public offering (including the over-allotment option) were sold at an offering price of $10.00 per unit, generating total gross proceeds of $330,000,000. Simultaneously with the consummation of the IPO, Victory consummated the private sale of 5,000,000 warrants (“Sponsors’ Warrants”) at $1.00 per warrant to Eric J. Watson and Jonathan J. Ledecky for an aggregate purchase price of $5,000,000. After deducting the underwriting discounts and commissions and the offering expenses, $321,660,000 was deposited into the trust account and the remaining proceeds became available to be used to provide for business, legal and accounting due diligence on prospective business combinations and continuing general and administrative expenses. In addition, Victory was entitled to draw for use of working capital up to $3,000,000 of interest earned on the trust account, as well as any amounts necessary to pay its tax obligations. Through December 31, 2008, Victory had used all of the net proceeds that were not deposited into the trust account to pay general and administrative expenses and has used interest income in the amount of $1,156,555 and $1,740,750 for its tax obligations and working capital, respectively. The net proceeds of $321,660,000 deposited into the trust fund remain on deposit in the trust fund and have earned $12,446,678 in interest through December 31, 2008 of which $8,484,884 that has not been released to Victory as described above.

Victory intends to use the funds held in the trust account to pay transaction fees and expenses, deferred underwriting discounts and commissions and to pay stockholders who properly exercise their conversion rights and for working capital and general corporate purposes. It is possible that the present holders of 20.0% or more of the Public Shares will vote against the merger and seek conversion of their Public Shares into cash in accordance with Victory’s amended and restated certificate of incorporation. If such event were to occur, the merger could not be completed. To preclude such possibility, Victory, its officers, directors and founding stockholders, TouchTunes and the holders of TouchTunes common stock may enter into arrangements to provide for the purchase of the Public Shares from holders thereof who indicate their intention to vote against the merger and seek conversion or otherwise wish to sell their Public Shares or other arrangements that would induce holders of Public Shares not to vote against the merger proposal. It is likely that such arrangements would involve the purchase by Victory, after the merger, of the Public Shares that were initially purchased by the persons or entities who enter into such arrangements using funds transferred to Victory from Victory’s trust account. As a consequence, it is likely that the amount of funds available to Victory for working capital and general corporate purposes from the trust account would be diminished. Definitive arrangements have not yet been determined but some possible methods are described in the section titled “Summary of the Proxy Statement/Prospectus — Actions That May Be Taken to Secure Approval of Victory’s Stockholders.” Regardless of the specific arrangements that are made to purchase Public Shares, there will be sufficient funds from the trust account funds transferred to Victory to pay the holders of all Public Shares that are properly converted and Victory will use such funds for such purpose.

If the merger is not consummated by the date on which Victory is required to be liquidated, either party may terminate the merger agreement. If Victory is unable to complete the merger or another business combination by April 24, 2009, its amended and restated certificate of incorporation provides that its corporate existence will automatically terminate and it will liquidate and promptly distribute to its public stockholders the amount in its trust account plus any remaining non-trust account funds after payment of its liabilities.

Victory’s common stock, units and warrants are currently listed on the NYSE Amex under the symbols VRY, VRY.U and VRY.WS, respectively. The parties intend to seek to have the securities of Victory listed on the Nasdaq Stock Market following consummation of the merger under the symbols             ,             .U and             .WS.

The mailing address of Victory’s principal executive office is 970 West Broadway, PMB 402, Jackson, Wyoming 83001. Its telephone number is (307) 633-2831.

Merger Sub

VAC Merger Sub, Inc. is a Delaware corporation that was organized in March 2009 for the sole purpose of merging with and into TouchTunes. All of Merger Sub’s capital stock is owned by Victory. Merger Sub has no material assets and does not operate any business.

The mailing address of Merger Sub’s principal executive office is 970 West Broadway, PMB 402, Jackson, Wyoming 83001. Its telephone number is (307) 633-2831.

TouchTunes

TouchTunes develops, manufactures and sells interactive digital entertainment systems, providing innovative digital entertainment content and highly-targeted advertising services to a network of approximately 38,000 out-of-home locations in North America, such as bars, restaurants, retailers and other businesses. These services are provided, under a usage-based revenue model, through long-term agreements with TouchTunes’ distribution channel of more than 2,800 Operators and through direct sales to national and regional chains, primarily restaurants. TouchTunes Music introduced the world’s first digital-downloading, pay-per-play commercial jukebox in 1998 and now operates one of the largest out-of-home interactive entertainment networks in the United States. Since mid-2007, TouchTunes has expanded its entertainment network offering, through acquisitions and product development, to include a wireless, portable entertainment system, an interactive advertising platform on the jukebox and an in-location television-based advertising and content solution.

TouchTunes’ principal executive offices are located at 740 Broadway, Suite 1102, New York, New York 10003. The telephone number at its executive offices is (212) 991-6521. Upon consummation of the merger, TouchTunes will become a wholly owned subsidiary of Victory and operate under the name “            .”

The Merger

The merger agreement provides for the merger of Merger Sub with and into TouchTunes with TouchTunes being the surviving entity and becoming a wholly owned subsidiary of Victory. Victory will thereafter operate under the name “TouchTunes Corporation.”

The holders of common stock of TouchTunes will receive in the merger 28,340,561 shares of Victory common stock. Additionally, all outstanding TouchTunes’ options and warrants shall be cancelled and substituted with options and warrants of similar tenor to purchase an aggregate of 6,605,978 shares of Victory common stock, of which options to purchase 4,659,579 shares are vested as of March 23, 2009. The holders of common stock of TouchTunes will also have the right to receive up to an additional 8,016,265 EBITDA Shares if the combined company’s EBITDA exceeds an aggregate of $50 million for any two consecutive quarters during the period ending on the fifth anniversary of the closing of the merger. The EBITDA

Shares will be issued at the closing of the merger and will be placed in escrow until they are earned. If the EBITDA target is not met, the EBITDA Shares shall be returned to Victory for cancellation. If the EBITDA target is met, the TouchTunes’ options and warrants shall also be adjusted to purchase an additional 2,103,523 shares of Victory common stock, of which 1,483,736 EBITDA Shares relate to vested options as of March 23, 2009.

Upon consummation of the merger, the holders of common stock of TouchTunes will own approximately 28,340,561 shares of Victory common stock and the holders of common stock of Victory will own 40,500,000 shares of Victory common stock.

To provide a fund for payment to Victory with respect to its post-closing rights to indemnification under the merger agreement, at the closing of the merger, the current holders of common stock of TouchTunes will place in escrow (with an independent escrow agent) an aggregate of 2,834,056 shares of Victory common stock, representing 10% of the shares to be issued in the merger, valued at $10.00 per share. Other than with respect to certain specified matters, the escrow will be the sole remedy for Victory for its rights to indemnification under the merger agreement. See the section entitled “The Merger Proposal — Indemnification.”

Victory and TouchTunes plan to complete the merger promptly after the Victory special meeting, provided that:

•	Victory’s stockholders have approved the merger proposal;

•	holders of fewer than 20% of Victory’s Public Shares have voted against the merger proposal and demanded conversion of their shares into cash; and

•	the other conditions specified in the merger agreement have been satisfied or waived.

After consideration of the factors identified and discussed in the section entitled “The Merger Proposal — Factors Considered by Victory’s Board of Directors,” Victory’s board of directors concluded that the merger met all of the requirements disclosed in Victory’s Registration Statement on Form S-1 (Registration Nos. 333-140359 and 333-142341), that became effective on April 24, 2007, including that TouchTunes has a fair market value of at least 80% of Victory’s trust account balance (excluding deferred underwriting discounts and commissions) at the time of the merger.

Upon completion of the merger, assuming that none of the holders of the Public Shares elects to convert such shares into cash, the current holders of TouchTunes common stock will own approximately 41.2% of the shares of Victory common stock outstanding immediately after the closing of the merger and the former Victory stockholders will own approximately 58.8% of the shares of Victory common stock. If the holders of 19.99% of the Public Shares elect to convert their shares into cash, such percentages would be approximately 45.5% and 54.5%, respectively. Such percentages assume that none of the holders of common stock of TouchTunes exercise appraisal rights. To the extent appraisal rights are exercised by the holders of TouchTunes common stock, the percentage owned by the holders of common stock of TouchTunes would decrease and the percentage owned by the Victory stockholders would increase.

The Charter Amendment Proposals

The proposed amendments to Victory’s amended and restated certificate of incorporation addressed by the charter amendment proposals would, upon consummation of the merger, (i) change Victory’s name to “TouchTunes Corporation,” (ii) increase the authorized number of shares of its common stock from 85 million to 300 million, (iii) make its corporate existence perpetual, (iv) incorporate the classification of directors that would result from the election of directors in the manner described in the director election proposal; (v) remove provisions that will no longer be applicable to Victory after the merger; and (vi) make certain other changes that Victory’s board of directors believes are immaterial. See the section entitled “The Charter Amendment Proposals.”

The Stock Plan Proposal

The proposed 2009 Stock Incentive Plan reserves             shares of Victory common stock for issuance to executive officers (including executive officers who are also directors), employees and consultants in accordance with the plan’s terms. The purpose of the plan is to provide Victory’s directors, executive officers and other employees as well as persons who, by their position, ability and diligence are able to make important contributions to Victory’s growth and profitability, with an incentive to assist Victory in achieving its long-term corporate objectives, to attract and retain executive officers and other employees of outstanding competence and to provide such persons with an opportunity to acquire an equity interest in Victory. See the section entitled “The Stock Plan Proposal.” The plan is attached as Annex F to this proxy statement/prospectus. We encourage you to read the plan in its entirety. If the merger proposal is not approved by Victory’s stockholders at the special meeting, the stock plan proposal will not be presented at the meeting for a vote.

The Director Election Proposal; Management of Victory

At the special meeting, six directors will be elected to Victory’s board of directors, of whom two will serve until the special meeting to be held in 2010, one will serve until the special meeting to be held in 2011 and three will serve until the special meeting to be held in 2012 and, in each case, until their successors are elected and qualified. If all of the directors that are nominated for election in this proxy statement/prospectus are elected, Victory will have one vacant board seat for a Class B director on its board of directors. Victory does not have any immediate plans to fill the vacancy on the board of directors, but will do so when an appropriate candidate has been identified.

Upon consummation of the merger, if management’s nominees are elected, the directors of Victory will be Jonathan J. Ledecky, Victory’s president and secretary, William J. Meder, TouchTunes’ Chairman, President and Chief Executive Officer, David S. Carlick, Joel A. Katz, Patrick Gallagher and Richard Y. Roberts. David S. Carlick, Joel A. Katz, Patrick Gallagher and Richard Y. Roberts will be considered independent directors under applicable regulatory rules.

The directors of Victory will be classified as follows:

•	in the class to stand for reelection in 2010: Jonathan J. Ledecky and Richard Y. Roberts, the “Class A Directors”;

•	in the class to stand for reelection in 2011: David S. Carlick, the “Class B Directors”; and

•	in the class to stand for reelection in 2012: William J. Meder, Patrick Gallagher and Joel A. Katz, the “Class C Directors”.

Certain of the founders of Victory and certain stockholders of TouchTunes will enter into a voting agreement at the time of closing of the merger that will provide that they will vote their shares of Victory common stock in favor of the election of four nominees of VantagePoint in classes B and C (one in Class B, three in Class C) in all elections through the annual meeting that will be held in 2012 (or earlier if VantagePoint owns less than 50% of the shares held by it upon Closing of the Merger). A copy of the form of voting agreement is attached to this proxy statement/prospectus as Annex G.

Upon completion of the merger, certain members of TouchTunes’ management will become officers of Victory. These officers are William Meder, who will serve as Chairman of the Board of Directors, President and Chief Executive Officer, David Schwartz, who will serve as Chief Financial Officer, Secretary and Treasurer, Ron Greenberg, who will serve as Chief Marketing Officer & Senior Vice President, Digital Media, Dan McAllister, who will serve as Senior Vice President, Sales, Geoff Mott, who will serve as Senior Vice President, Strategy and Business Development, Michael Tooker, who will serve a Senior Vice President, Technology and

Operations, and Bob Weinschenk, who will serve as Senior Vice President, Barfly Division. Each of these persons has entered or will enter into an employment agreement with TouchTunes that will be assumed by Victory as a result of the merger, or in the case of new employment agreements, effective upon the merger.

If the merger proposal is not approved by Victory’s stockholders at the special meeting or an adjournment thereof, the director election proposal will not be presented at the meeting for a vote and Victory’s current directors and executive officers will continue in office.

The Adjournment Proposal

If, based on the tabulated vote, there are not sufficient votes at the time of the special meeting to authorize Victory to consummate the merger (because either the merger proposal is not approved or 20% or more of the holders of the Public Shares vote against the merger proposal and elect to convert their Public Shares into cash), the adjournment proposal allows Victory’s board of directors to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies. See the section entitled “The Adjournment Proposal.”

Vote of Victory Founders

As of                     , 2009, the record date for the Victory special meeting, Eric J. Watson, Victory’s chairman of the board and treasurer, Jonathan J. Ledecky, Victory’s president and secretary and a director, Jay H. Nussbaum, Kerry Kennedy, Robert B. Hersov, Edward J. Mathias, Richard Y. Roberts and Jimmie Lee Solomon, Jr., each a director of Victory, and Martin Dolfi, a former consultant to Victory, who are collectively referred to as the Victory Founders, beneficially owned and were entitled to vote 7,500,000 shares (“Founders’ Shares”). The Founders’ Shares constituted approximately 18.5% of the outstanding shares of Victory’s common stock immediately after the IPO.

In connection with the IPO, Victory and Citigroup, the representative of the underwriters of the IPO, entered into agreements with each of the Victory Founders pursuant to which each Victory Founder agreed to vote his, her or its Founders’ Shares on the merger proposal in accordance with the majority of the votes cast by the holders of Public Shares. The Victory Founders have also indicated that they intend to vote their Founders’ Shares in favor of all other proposals being presented at the meeting. The Founders’ Shares have no liquidation rights and will be worthless if no business combination is effected by Victory. In connection with the IPO, the Victory Founders placed their Founders’ Shares in escrow with Continental Stock Transfer & Trust Company and agreed that they would not sell the Founders’ Shares until the earlier of twelve months after a business combination or Victory’s liquidation, subject to earlier release within such twelve month period if (i) Victory’s common stock having a last sales price equal to or exceeding $20.00 per share for any 20 trading days within any 30-trading day period following successful consummation of a business combination or (ii) Victory consummates a subsequent liquidation, merger, stock exchange or other similar transaction that results in all of Victory’s stockholders having the right to exchange their shares for cash, securities or other property. In connection with the merger, such individuals have agreed to the additional restriction that they will not be able to sell their Founders’ Shares until the 18-month anniversary of the consummation of the merger, subject to certain exceptions.

As of March 23, 2009, no Victory Founder has purchased any shares of Victory common stock in the open market. If the Victory Founders believe it would be desirable for them or their affiliates to purchase shares in advance of the special meeting, such determination would be based on factors such as the likelihood of approval or disapproval of the merger proposal, the number of shares for which conversion may be requested and the financial resources available to such prospective purchasers. Any additional shares purchased by the Victory Founders will be voted by them in favor of the merger.

Date, Time and Place of Special Meeting of Victory’s Stockholders

The special meeting of the stockholders of Victory will be held at 10:00 a.m., Eastern time, on April     , 2009, at the offices of Graubard Miller, Victory’s counsel, at The Chrysler Building, 405 Lexington Avenue, 19th Floor, New York, New York 10174 to consider and vote upon the proposals.

Voting Power; Record Date

You will be entitled to vote or direct votes to be cast at the special meeting if you owned shares of Victory common stock at the close of business on                     , 2009, which is the record date for the special meeting. You will have one vote for each share of Victory common stock you owned at the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. Victory warrants do not have voting rights. On the record date, there were 40,500,000 shares of Victory common stock outstanding, of which 33,000,000 were Public Shares and 7,500,000 were shares held by the Victory Founders that were acquired prior to the IPO.

Quorum and Vote of Victory Stockholders

A quorum of Victory stockholders is necessary to hold a valid meeting. A quorum will be present at the Victory special meeting if a majority of the outstanding shares entitled to vote at the meeting are represented in person or by proxy. Abstentions and broker non-votes will count as present for the purposes of establishing a quorum. The Victory Founders hold approximately 18.5% of the outstanding shares of Victory common stock, none of which are Public Shares. Such shares will be voted on the merger proposal in accordance with the majority of the votes cast by the holders of Public Shares and in favor of all of the other proposals.

•

The approval of the merger proposal will require the affirmative vote of the holders of a majority of the Public Shares present (in person or represented by proxy) and entitled to vote on the proposal at the meeting. There are currently 40,500,000 shares of Victory common stock outstanding, of which 33,000,000 are Public Shares. The merger will not be consummated if the holders of 20% or more of the Public Shares (6,600,000 shares or more) properly demand conversion of their Public Shares into cash.

•	The approval of each of the charter amendment proposals will require the affirmative vote of the holders of a majority of the outstanding shares of Victory common stock on the record date.

•

The approval of the stock plan proposal will require the affirmative vote of the holders of a majority of the shares of Victory common stock represented in person or by proxy and entitled to vote thereon at the meeting.

•

The election of directors requires a plurality vote of the shares of common stock represented in person or by proxy and entitled to vote thereon at the meeting. “Plurality” means that the individuals who receive the largest number of votes cast “FOR” are elected as directors. Consequently, any shares not voted “FOR” a particular nominee (whether as a result of abstentions, a direction to withhold authority or a broker non-vote) will not be counted in the nominee’s favor.

•

The approval of an adjournment proposal will require the affirmative vote of the holders of a majority of the shares of Victory common stock represented in person or by proxy and entitled to vote thereon at the meeting.

Abstentions will have the same effect as a vote “AGAINST” the merger proposal, the stock plan proposal and the adjournment proposal, if the latter is presented. Broker non-votes, while considered present for the purposes of establishing a quorum, will have the effect of votes against the charter amendment proposals, but will have no effect on the other proposals. Please note that you cannot seek conversion of your shares unless you affirmatively vote against the merger proposal.

Conversion Rights

Pursuant to Victory’s amended and restated certificate of incorporation, a holder of Public Shares may, if the stockholder affirmatively votes against the merger, demand that Victory convert such shares into cash if the merger is consummated. See the section entitled “Special Meeting of Victory Stockholders — Conversion Rights” for the procedures to be followed if you wish to convert your shares into cash. If properly demanded, Victory will convert each Public Share into a pro rata portion of the trust account, calculated as of two business days prior to the anticipated consummation of the merger. As of December 31, 2008, this would amount to approximately $10.00 per share. If you exercise your conversion rights, then you will be exchanging your shares of Victory common stock for cash and will no longer own the shares. You will be entitled to receive cash for these shares only if you affirmatively vote against the merger, properly demand conversion and, prior to the meeting, tender your stock (either physically or electronically) to Victory’s transfer agent.

If the merger is not consummated by the date Victory must liquidate, either party may terminate the merger agreement. If Victory is unable to complete the merger or another business combination by April 24, 2009, its amended and restated certificate of incorporation provides that its corporate existence will terminate on that date and, upon its resulting liquidation, the holders of Public Shares will receive an amount equal to the amount of funds in the trust account, inclusive of interest not previously released to Victory, as well as any remaining net assets outside of the trust account, at the time of the liquidation distribution divided by the number of Public Shares. Although both the per share liquidation price and the per share conversion price are equal to the amount in the trust account divided by the number of Public Shares, the amount a holder of Public Shares would receive at liquidation may be more or less than the amount such a holder would have received had it sought conversion of its shares in connection with the merger because (i) there will be greater earned interest in the trust account at the time of a liquidation distribution since it would occur at a later date than a conversion and (ii) Victory may incur expenses it otherwise would not incur if Victory consummates the merger, including, potentially, claims requiring payment from the trust account by creditors who have not waived their rights against the trust account. Eric J. Watson, Victory’s chairman and treasurer, and Jonathan J. Ledecky, Victory’s president and secretary, will be personally liable under certain circumstances (for example, if a vendor successfully makes a claim against funds in the trust account) to ensure that the proceeds in the trust account are not reduced by the claims of prospective target businesses and vendors or other entities that are owed money by Victory for services rendered or products sold to it, but only if such target business, vendor or other entity does not execute a waiver. While Victory has no reason to believe that Messrs. Watson and Ledecky will not be able to satisfy those obligations, there cannot be any assurance to that effect. See the section entitled “Other Information Related to Victory — Liquidation If No Business Combination” for additional information.

The merger will not be consummated if the holders of 20% or more of the Public Shares (6,600,000 shares or more) properly demand conversion of their shares into cash.

Appraisal Rights

Victory stockholders do not have appraisal rights in connection with the merger.

Proxies

Proxies may be solicited by mail, telephone or in person. [Victory has engaged             to assist in the solicitation of proxies.]

If you grant a proxy, you may still vote your shares in person if you revoke your proxy before the special meeting. You may also change your vote by submitting a later-dated proxy as described in the section entitled “Special Meeting of Victory Stockholders — Revoking Your Proxy.”

Interests of Victory’s Directors and Officers and Others in the Merger

When you consider the recommendation of Victory’s board of directors in favor of approval of the merger proposal, you should keep in mind that Victory’s directors and officers have interests in the merger transaction that are different from, or in addition to, your interests as a stockholder. These interests include, among other things:

•

If the merger is not consummated by April 24, 2009, Victory’s amended and restated certificate of incorporation provides that it will automatically be liquidated. In such event, the 7,500,000 Founders’ Shares held by Victory Founders, including Victory’s directors and officers, that were acquired before the IPO for an aggregate purchase price of $25,000 would be worthless because Victory’s directors and officers are not entitled to receive any of the liquidation proceeds with respect to such shares. Such shares had an aggregate market value of $            based upon the closing bid price of $            on the NYSE Amex on                         , 2009, the record date for the Victory special meeting.

•

Eric J. Watson and Jonathan J. Ledecky also purchased 5,000,000 warrants (“Sponsors’ Warrants”) for an aggregate purchase price of $5,000,000 (or $1.00 per warrant) pursuant to agreements with Victory and Citigroup and entered into in connection with Victory’s IPO. These purchases took place on a private placement basis simultaneously with the consummation of Victory’s IPO. All of the proceeds Victory received from these purchases were placed in Victory’s trust fund. The Sponsors’ Warrants are identical to the Victory warrants except that the warrants will not be transferable or salable by Messrs. Watson and Ledecky (except in certain limited circumstances such as to relatives and trusts for estate planning purposes, providing the transferee agrees to be bound by the transfer restrictions) until Victory completes a business combination, and if Victory calls the warrants for redemption, the Sponsors’ Warrants will not be redeemable so long as such warrants are held by Messrs. Watson or Ledecky or their affiliates, including any permitted transferees. All of the Sponsors’ Warrants will become worthless if the merger is not consummated and Victory is liquidated (as will the public warrants). Such Sponsors’ Warrants had an aggregate market value of $            , based on the closing bid price of $            on the NYSE Amex on                         , 2009, the record date for the Victory special meeting.

•

The transactions contemplated by the merger agreement provide that Jonathan J. Ledecky and Richard Y. Roberts, a current member of the board of directors of Victory, will each be a director of Victory after the closing of the merger. As such, in the future they will receive any cash fees, stock options or stock awards that the Victory board of directors determines to pay to its non-executive directors.

•

If Victory liquidates prior to the consummation of a business combination, Messrs. Watson and Ledecky will be personally liable to pay debts and obligations to vendors and other entities that are owed money by Victory for services rendered or products sold to Victory, or to any target business, to the extent such creditors bring claims that would otherwise require payment from monies in the trust account, but only if such entities did not execute a waiver. Based on Victory’s estimated debts and obligations, it is not currently expected that Messrs. Watson and Ledecky will have any exposure under this arrangement in the event of a liquidation.

•

If Victory is required to be liquidated and there are no funds remaining to pay the costs associated with the implementation and completion of such liquidation, Messrs. Watson and Ledecky have agreed to advance Victory the funds necessary to pay such costs and complete such liquidation (currently anticipated to be no more than approximately $15,000) and not to seek repayment for such expenses.

Additionally, upon consummation of the merger, the underwriters in Victory’s IPO will be entitled to receive $10,560,000 of deferred underwriting commissions. Furthermore, Messrs. Watson and Ledecky have agreed to transfer an aggregate of 300,000 shares of common stock of Victory to Constellation Consulting LLC (“Constellation”) for providing consulting services in connection with the transaction. Additionally, Messrs. Watson and Ledecky have agreed to transfer an aggregate of 100,000 shares to two consultants of Victory that were entitled to such shares being issued directly by Victory. As a result, such shares will not be issued by Victory. Neither the consultants, the underwriters nor Constellation will receive anything if the merger is not consummated.

Actions That May Be Taken to Secure Approval of Victory’s Stockholders

It is believed by Victory that the present holders of 20% or more of the Public Shares may have the intention to vote against the merger and seek conversion of their Public Shares into cash in accordance with Victory’s amended and restated certificate of incorporation. If such event were to occur, the merger could not be completed. To preclude such possibility, Victory, the Victory Founders, TouchTunes and the holders of TouchTunes common stock may negotiate arrangements to provide for the purchase of the Public Shares from the holders of Public Shares who indicate their intention to vote against the merger and seek conversion or otherwise wish to sell their Public Shares. These arrangements might also include arrangements to provide such holders of Public Shares with incentives to vote in favor of the merger proposal.

Arrangements of such nature would only be entered into and effected at a time when Victory, the Victory Founders, TouchTunes and the holders of TouchTunes common stock and/or their respective affiliates are not aware of any material nonpublic information regarding Victory, its securities or TouchTunes. Definitive arrangements have not yet been determined but might include:

•

Agreements between Victory and the holders of Public Shares pursuant to which Victory would agree to purchase Public Shares from such holders immediately after the closing of the merger for the price and fees specified in the arrangements.

•

Agreements with third parties to be identified pursuant to which the third parties would purchase Public Shares during the period beginning on the date that the registration statement of which this prospectus/proxy statement/prospectus is a part is declared effective. Such arrangements would also provide for Victory, immediately after the closing of the merger, to purchase from the third parties all of the Public Shares purchased by them for the price and fees specified in the arrangements.

•

Agreements with third parties pursuant to which Victory would borrow funds to make purchases of Public Shares for its own account. Victory would repay such borrowings with funds transferred to it from Victory’s trust account upon closing of the merger.

As a result of the purchases that may be effected through such arrangements, it is likely that the number of shares of common stock of Victory in its public float will be significantly reduced and that the number of beneficial holders of Victory’s and Victory’s securities also will be reduced. This may make it difficult to obtain the quotation, listing or trading of Victory’s securities on the Nasdaq Stock Market or any other national securities exchange.

Victory will file a Current Report on Form 8-K to disclose arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the merger proposal or the conversion threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons. If members of Victory’s board of directors or officers make purchases pursuant to such arrangements, they will be required to report these purchases on beneficial ownership reports filed with the Securities and Exchange Commission.

The purpose of such arrangements would be to increase the likelihood of satisfaction of the requirements that the holders of a majority of the Public Shares present (in person or represented by proxy) and entitled to vote on the merger proposal vote in its favor and that holders of fewer than 20% of the Public Shares vote against the merger proposal and demand conversion of their Public Shares into cash where it appears that such requirements would otherwise not be met. All shares purchased pursuant to such arrangements would be voted in favor of the merger proposal. If, for some reason, the merger is not closed despite such purchases, the purchasers would be entitled to participate in liquidation distributions from Victory’s trust fund with respect to such shares.

Purchases pursuant to such arrangements ultimately paid for with funds in Victory’s trust account would diminish the funds available to Victory after the merger for working capital and general corporate purposes. Nevertheless, in all events there will be sufficient funds available to Victory from the trust account to pay the holders of all Public Shares that are properly converted.

It is possible that the special meeting could be adjourned to provide time to seek out and negotiate such transactions if, at the time of the meeting, it appears that the requisite vote will not be obtained or that the limitation on conversion will be exceeded, assuming that an adjournment proposal is approved. Also, under Delaware law, the board of directors may postpone the meeting at any time prior to it being called to order in order to provide time to seek out and negotiate such transactions.

Recommendation to Stockholders

Victory’s board of directors believes that the merger proposal and the other proposals to be presented at the meeting are fair to and in the best interest of Victory’s stockholders and unanimously recommends that its stockholders vote “FOR” each of the proposals.

Conditions to the Closing of the Merger

General Conditions

Consummation of the merger is conditioned on (i) the holders of the Public Shares, at a meeting called for this and other related purposes, approving the merger proposal and each of the charter amendment proposals and (ii) the holders of fewer than 20% of the Public Shares voting against the merger and exercising their right to convert their Public Shares into a pro-rata portion of the trust account, calculated as of two business days prior to the anticipated consummation of the merger.

In addition, the consummation of the transactions contemplated by the merger agreement is conditioned upon, among other things, (i) no order, stay, judgment or decree being issued by any governmental authority preventing, restraining or prohibiting in whole or in part, the consummation of such transactions, (ii) the execution by and delivery to each party of each of the various transaction documents, (iii) the delivery by each party to the other party of a certificate to the effect that the representations and warranties of each party are true and correct in all material respects as of the closing and all covenants contained in the merger agreement have been materially complied with by each party, and (iv) the receipt of consents and approvals by third parties and the completion of necessary proceedings.

Other Conditions

The obligations of Victory and TouchTunes to consummate the transactions contemplated by the merger agreement also are conditioned upon a number of other matters that are described in the section entitled “The Merger Agreement — Conditions to Closing of the Merger.”

Termination

The merger agreement may be terminated at any time, but not later than the closing, as follows:

•	by mutual written agreement of Victory and TouchTunes;

•

by either Victory or TouchTunes if the merger is not consummated by the date Victory is required to liquidate, provided that such termination is not available to a party whose action or failure to act has been a principal cause of or resulted in the failure of the merger to be consummated before such date and such action or failure to act is a breach of the merger agreement;

•

by either Victory or TouchTunes if a governmental entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the merger, which order, decree, judgment, ruling or other action is final and nonappealable;

•

by either Victory or TouchTunes if the other party has breached any of its covenants or representations and warranties in any material respect and has not cured its breach within thirty days of the notice of an intent to terminate, provided that the terminating party is itself not in breach; and

•

by either Victory or TouchTunes if, at the Victory stockholder meeting, the merger agreement shall fail to be approved by the affirmative vote of the holders of a majority of the Public Shares present (in person or represented by proxy) and entitled to vote at the meeting or the holders of 20% or more of the Public Shares exercise conversion rights.

If permitted under the applicable law, either TouchTunes or Victory may waive any inaccuracies in the representations and warranties made to such party contained in the merger agreement and waive compliance with any agreements or conditions for the benefit of itself or such party contained in the merger agreement. The condition requiring that the holders of fewer than 20% of the Public Shares affirmatively vote against the merger proposal and demand conversion of their shares into cash may not be waived. Victory cannot assure you that any or all of the conditions will be satisfied or waived.

The existence of the financial and personal interests of the directors may result in a conflict of interest on the part of one or more of them between what he may believe is best for Victory and what he may believe is best for himself in determining whether or not to grant a waiver in a specific situation.

Effect of Termination

In the event of proper termination by either Victory or TouchTunes, the merger agreement will become void and have no effect, without any liability or obligation on the part of Victory or TouchTunes, except that:

•	The confidentiality obligations set forth in the merger agreement will survive;

•

The waiver by TouchTunes of all rights against Victory to collect from the trust account any monies that may be owed to it by Victory for any reason whatsoever, including but not limited to a breach of the merger agreement, and the acknowledgement that TouchTunes will not seek recourse against the trust account for any reason whatsoever, will survive;

•	the rights of the parties to bring actions against each other for breach of the merger agreement will survive; and

•	the fees and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expenses.

Fees and Expenses

All fees and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expenses whether or not the merger agreement is consummated, except that Victory agreed to pay up to $250,000 in legal expenses incurred with the proposed merger irrespective of whether the merger is consummated.

Tax Consequences of the Merger

Victory has obtained an opinion from Graubard Miller, its counsel, that, for federal income tax purposes:

•	The merger of Merger Sub will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and no gain or loss will be recognized by Victory as a result of the merger;

•

A stockholder of Victory who exercises conversion rights and effects a termination of the stockholder’s interest in Victory will be required to recognize capital gain or loss upon the exchange of that stockholder’s shares of common stock of Victory for cash, if such shares were held as a capital asset on the date of the merger. Such gain or loss will be measured by the difference between the amount of cash received and the tax basis of that stockholder’s shares of Victory common stock; and

•	No gain or loss will recognized by non-converting stockholders of Victory

The tax opinion is attached to this proxy statement/prospectus as Annex F. Graubard Miller has consented to the use of its opinion in this proxy statement/prospectus.

For a description of the material federal income tax consequences of the business combination and merger, please see the information set forth in “The Merger Proposal — Material Federal Income Tax Consequences of the Merger.”

Anticipated Accounting Treatment

The acquisition will be accounted for as a “reverse merger” and recapitalization since immediately following the completion of the transaction, the shareholders of TouchTunes immediately prior to the business combination will have effective control of Victory through its approximately 41.2% shareholder interest in the combined entity, assuming no share conversions (45.5% in the event of maximum share conversion), which includes its largest principal shareholder owning approximately 34.3% of the TouchTunes shareholder interest. In addition, through TouchTunes’ 41.2% shareholder interest TouchTunes will maintain effective control of the combined entity through control of a substantial proportion of the board of directors by maintaining four of the seven board seats for an expected term of three years. Additionally, all of TouchTunes senior executive positions will continue on as management of the combined entity after consummation of the transaction. For accounting purposes, TouchTunes will be deemed to be the accounting acquirer in the transaction and, consequently, the transaction will be treated as a recapitalization of TouchTunes. Accordingly, TouchTunes’ assets, liabilities and results of operations will become the historical financial statements of the registrant, and Victory’s assets, liabilities and results of operations will be consolidated with TouchTunes effective as of the acquisition date. No step-up in basis or intangible assets or goodwill will be recorded in this transaction.

Rescission Rights

Because Victory’s IPO prospectus did not disclose that funds in its trust account might be used, directly or indirectly, to purchase Public Shares in order to secure approval of Victory’s stockholders on the merger, each holder of Public Shares at the time of the merger who purchased his Public Shares in the IPO and who has not converted his shares into cash may have securities law claims against Victory for rescission (under which a successful claimant has the right to receive the total amount paid for his or her securities pursuant to an allegedly deficient prospectus, plus interest and less any income earned on the securities, in exchange for surrender of the securities) or damages (compensation for loss on an investment caused by alleged material misrepresentations or omissions in the sale of a security). As Victory’s existence will terminate at the time of the merger and its rights and obligations will become rights and obligations of Victory, the rescission right will continue against Victory after the merger.

Such claims may entitle stockholders asserting them to up to $10.00 per share, based on the initial offering price of the IPO units comprised of stock and warrants, less any amount received from sale of the original warrants purchased with them, plus interest from the date of Victory’s IPO (which, in the case of holders of Public Shares, may be more than the pro rata share of the trust account to which they are entitled on conversion or liquidation).

In general, a person who purchased shares pursuant to a defective prospectus or other representation must make a claim for rescission within the applicable statute of limitations period, which, for claims made under Section 12 of the Securities Act and some state statutes, is one year from the time the claimant discovered or reasonably should have discovered the facts giving rise to the claim, but not more than three years from the occurrence of the event giving rise to the claim. A successful claimant for damages under federal or state law could be awarded an amount to compensate for the decrease in value of his or her shares caused by the alleged violation (including, possibly, punitive damages), together with interest, while retaining the shares. Claims under the anti-fraud provisions of the federal securities laws must generally be brought within two years of discovery, but not more than five years after occurrence. Rescission and damages claims would not necessarily be finally adjudicated by the time the merger with TouchTunes may be completed, and such claims would not be extinguished by consummation of that transaction.

Even if you do not pursue such claims, others, who may include all holders of Public Shares, may. Neither Victory nor TouchTunes can predict whether stockholders will bring such claims, how many might bring them or the extent to which they might be successful.

Regulatory Matters

The merger and the transactions contemplated by the merger agreement are not subject to any additional federal or state regulatory requirement or approval, except the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or HSR Act, and for filings with the State of Delaware necessary to effectuate the merger.

Risk Factors

In evaluating the merger proposal, the stock plan proposal and the adjournment proposal, you should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors.”

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

Victory and TouchTunes are providing the following selected historical financial information to assist you in your analysis of the financial aspects of the merger.

TouchTunes’ balance sheet data as of December 28, 2008, December 30, 2007 and December 31, 2006 and statements of operations and cash flow data for the years ended December 28, 2008, December 30, 2007 and December 31, 2006 are derived from TouchTunes’ unaudited financial statements, which are included elsewhere in this proxy statement/prospectus.

Victory’s balance sheet data as of December 31, 2008 and December 31, 2007 and statements of income data for the year ended December 31, 2008, and for the period from January 12, 2007 (inception) through December 31, 2007 and 2008 are derived from Victory’s audited financial statements, which are included elsewhere in this proxy statement/prospectus.

The information is only a summary and should be read in conjunction with each of Victory’s and TouchTunes’ historical financial statements and related notes and “Other Information Related to Victory —Victory’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “TouchTunes’ Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere herein. The historical results included below and elsewhere in this proxy statement/prospectus are not indicative of the future performance of TouchTunes.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION —

TOUCHTUNES CORPORATION

(000’s of USD)

(Unaudited)(1)

	Year Ended December 28, 2008	Year Ended December 30, 2007	Year Ended December 31, 2006
Statement of Operations:
Net sales	$84,985	$80,568	$67,375
Net loss	(2,216)	(16,539)	(11,076)
Basic and diluted loss per share	$(0.04)	$(0.32)	$(0.24)

	Year Ended December 28, 2008	Year Ended December 30, 2007	Year Ended December 31, 2006
Balance Sheet:
Total assets	$74,738	$51,019	$30,897
Total liabilities	66,394	58,740	24,780
Retractable common stock	440	200
Stockholder’s equity	7,904	(7,921)	6,117

	Year Ended December 28, 2008	Year Ended December 30, 2007	Year Ended December 31, 2006
Other Case Flow Data:
Cash Flow from operations	$(2,092)	$(16,956)	$(13,901)
Cash Flow from investing activities	(5,238)	(5,270)	(1,909)
Cash Flow from financing activities	12,973	25,883	15,384

(1)	The TouchTunes historical financial statements have not been audited because it would be impracticable to do so at this time. The financial statements are currently undergoing audit by an independent registered public accounting firm.

SELECTED HISTORICAL FINANCIAL INFORMATION — VICTORY

	Year Ended December 31, 2008	For the Period from January 12, 2007 (Inception) through December 31, 2007	For the Period from January 12, 2007 (Inception) through December 31, 2008
Statement of Income Data:
Revenue	$—	$—	$—

Formation and operating costs	1,515,347	748,262	2,263,609

Interest and dividend income	4,907,372	7,558,794	12,466,166

Income before provision for income taxes	3,392,025	6,810,532	10,202,557
Provision for income taxes	341,086	341,555	682,641

Net income	3,050,939	6,468,977	9,519,916
Accretion of trust account income relating to common stock subject to possible conversion	(788,294)	(908,683)	(1,696,977)

Net income attributable to other common stockholders	$2,262,645	$5,560,294	$7,822,939

Weighted average number of common shares outstanding excluding shares subject to possible conversion — basic and diluted	33,900,001	25,845,763

Net income per share — basic and diluted	$0.07	0.22

	As of December 31, 2008	As of December 31, 2007
Balance Sheet Data:
Total assets	331,551,792	328,974,416
Common stock subject to possible conversion	66,028,967	65,240,672
Total liabilities	345,547	819,111
Total stockholders’ equity	265,177,278	262,914,633

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The selected unaudited pro forma condensed combined financial information has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined condensed statement of operations for the year ended December 31, 2008 give pro forma effect to the merger as if it had occurred on January 1, 2008. The pro forma statements of operations are based on the historical results of operations of TouchTunes for the years ended December 28, 2008 (unaudited) and Victory for the year ended December 31, 2008.

The unaudited pro forma combined condensed balance sheet as of December 31, 2008 gives pro forma effect to the merger as if it had occurred on that date.

The historical financial information has been adjusted to give effect to pro forma events that are related and/or directly attributable to the merger, are factually supportable and, in the case of the unaudited pro forma statement of operations data, are expected to have a continuing impact on the combined results. The adjustments presented on the unaudited pro forma condensed combined financial information have been identified and presented in “Unaudited Pro Forma Condensed Combined Financial Information” to provide relevant information necessary for an accurate understanding of the combined company upon consummation of the merger.

The historical financial information of TouchTunes is derived from the unaudited financial information of TouchTunes for the year ended December 28, 2008 included elsewhere in this proxy statement/prospectus. The historical financial information of Victory is derived from the audited financial information of Victory for the year ended December 31, 2008 and for the period from January 12, 2007 (Inception) through December 31, 2007 and 2008 included elsewhere in this proxy statement/prospectus.

This information should be read together with TouchTunes’ and Victory’s financial information and related notes, “Unaudited Pro Forma Condensed Combined Financial Information,” “TouchTunes’ Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Other Information Related to Victory — Victory’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement/prospectus/ prospectus.

The unaudited pro forma condensed combined balance sheet data as of December 31, 2008 have been prepared using two different levels of approval of the transaction by the Victory stockholders, as follows:

•	Assuming No Conversion: This presentation assumes that no Victory stockholders seek conversion of their Victory stock into pro rata shares of the trust account; and

•

Assuming Maximum Conversion: This presentation assumes that holders of 19.99% (6,599,999) of the Public Shares exercise their conversion rights and that such shares were converted into their pro rata share of the trust account.

The unaudited pro forma financial statements are not necessarily indicative of the financial position or results of operations that may have actually occurred had the transaction taken place on the dates noted, or the future financial position or operating results of the combined company.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION (000’s USD Except Earning per Share)

	Pro Forma Combined-No Conversion	Pro Forma Combined - Maximum Allowable Conversion
	USD $	USD $
Consolidated Pro Forma Income Statement Data:
Net sales	$84,985	$84,985
Net loss available to common stockholders	(2,270)	(3,237)
Basic and diluted net income per share	(0.03)	(0.05)
Shares Outstanding	68,840,561	62,240,562
Weighted average number of shares	68,840,561	62,240,562

Consolidated Pro Forma Balance Sheet Data:
Total assets	$385,730	$320,489
Total liabilities	64,421	64,421
Long-term debt	43,819	43,819
Total stockholders’ equity	321,309	256,069

RISK FACTORS

You should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus, before you decide whether to vote or instruct your vote to be cast to approve the proposals described in this proxy statement/prospectus.

General Risks Related to TouchTunes’ Business and Operations Following the Merger

The value of your investment in Victory following consummation of the merger will be subject to the significant risks affecting TouchTunes and inherent in its business. The risks described below are not the only risks TouchTunes faces. Additional risks and uncertainties not currently known to TouchTunes or that TouchTunes currently deems to be immaterial also may materially and adversely affect TouchTunes’ business and operations. If any of the events described below occur, TouchTunes’ post-acquisition business and financial results could be adversely affected in a material way. This could cause the trading price of our common stock to decline, perhaps significantly, and you may lose all or part of your investment.

Risks Related to TouchTunes

TouchTunes has a history of substantial losses and may not achieve or sustain profitability in the future.

TouchTunes has incurred losses from operations in all years but one since inception. Although TouchTunes achieved profitability in the last two quarters of 2008, there is no assurance that TouchTunes will achieve or maintain profitability in 2009 or in any later years. TouchTunes anticipates that its expenses will increase significantly in 2009 following the merger as it accelerates the deployment of its Barfly network in advance of potential revenue from such network, which will materially adversely affect TouchTunes’ results from operations. In addition, TouchTunes’ expenses will increase substantially in the foreseeable future as it:

•	continues its expansion into additional revenue channels, including digital advertising;

•	continues to undertake product development efforts;

•	acquires and integrates products and businesses;

•	expands its internal systems and infrastructure; and

•	hires additional personnel.

In order to maintain profitability, TouchTunes will need to continue to expand, and successfully integrate, new lines of business and revenues. The patronage of local bars, which constitutes the principal market for digital jukeboxes, has decreased, due to the implementation of smoking bans in several states, decline in the importance of neighborhood bars and an increased enforcement of laws prohibiting driving motor vehicles under the influence of alcohol. There can be no assurances that these factors will not affect systems revenue and services revenue in the future or that TouchTunes’ expansion plans will be successfully implemented and will be adequate to offset the impact of any such revenue decline.

TouchTunes’ revenue to date has been derived almost exclusively from sales and leases of digital jukebox systems and from music service revenue from these systems. TouchTunes’ failure to integrate and deploy PlayPorTT systems and to generate advertising revenue from all of its systems, including Barfly systems could adversely affect TouchTunes’ growth and financial condition.

Although TouchTunes’ strategy is to become a provider of integrated interactive content and advertising services on all of its systems, to date, TouchTunes’ revenue has come almost exclusively from sales and leases of its digital jukebox systems and from music service revenues generated by those systems. TouchTunes only recently introduced its PlayPorTT system, and has deployed most of these units in restaurant locations, a target market that TouchTunes has only recently begun to penetrate. Most of these restaurant locations do not have TouchTunes jukebox systems on premise and, therefore, there are few locations where PlayPorTT and TouchTunes’ jukebox systems are working on an integrated basis. In addition, TouchTunes initiated its advertising strategy in 2008 and, to date, has only received advertising revenue from one advertising campaign, which was conducted on the company’s jukebox systems in 20 markets. No advertising revenue has been derived to date from advertising on PlayPorTT or on Barfly screens and TouchTunes has not entered into any agreements to provide advertising on these systems. There can be no assurances that TouchTunes will be able to successfully market and sell to bars, restaurants and other venues all of its systems and services on an integrated basis, which would adversely affect TouchTunes’ profitability and prospects.

TouchTunes’ revenue model and strategy is evolving and there is no assurance that TouchTunes will achieve success in the market and will yield profitable results.

Historically, TouchTunes has principally sold its jukebox systems to distributors and operators, together with a five-year license for music content to play exclusively on TouchTunes’ systems, which have been deployed primarily in bars. With the introduction of PlayPorTT, TouchTunes is focusing on regional and national restaurant chains and is deploying the initial PlayPorTT systems without charge, with substantially all revenue expected to be derived from usage fees from games and other digital content. TouchTunes also deploys its Barfly systems without charge and expects that revenue from these systems in the foreseeable future will come, if at all, from advertising fees. TouchTunes’ strategy is also dependent in part on its success in selling multiple systems into single locations--such as digital jukeboxes and PlayPorTT systems. This would allow the company to integrate these systems, which TouchTunes believes will enhance its per system revenues. In addition, TouchTunes’ future growth strategy depends on TouchTunes’ integration of its new products and growth into venues, such as restaurants, where TouchTunes has limited experience. If TouchTunes is not successful in its digital advertising strategy, and is not able to successfully deploy multiple systems in the restaurant and bar locations where its products are placed, its prospects and results of operations will likely be adversely affected.

TouchTunes may not succeed in its strategy to attract advertisers to advertise on its various systems and network.

Beginning the second quarter of 2008, when TouchTunes launched its digital advertising initiative, TouchTunes has conducted over 20 promotional campaigns with music labels and artists free of charge, in an effort to demonstrate effectiveness and measurability of advertising on the TouchTunes network and the capabilities of the network technology. While TouchTunes considered these promotional campaigns to be successful, TouchTunes may not be able to duplicate these results consistently, or at all, and TouchTunes may not be able to attract advertisers on a paying basis for these services.

The amount of fees that TouchTunes will be able to charge advertisers for time slots on its digital entertainment systems will depend, among other things, on the size of its out-of-home network, the quality of available content, the number of user impressions, and TouchTunes brand name and reputation In addition, the fees that TouchTunes will be able to charge advertisers for advertising space on its digital entertainment systems will depend on the quality of the locations in which TouchTunes places advertising and the demand by advertisers for advertising space. If TouchTunes is unable to secure the most desirable locations for deployment of its advertising space, it may be unable to attract advertisers to purchase advertising space on its out-of-home network, TouchTunes may fail to successfully implement its advertising strategy and to attract advertisers to purchase time slots and frame space on its network at targeted fee levels, which could negatively affect its ability to increase its total revenues in the future.

TouchTunes depends on component and product manufacturing and logistics services provided by third parties, some of which are the sole source for specific components or systems. TouchTunes’ production may be seriously harmed if these suppliers are not able to meet TouchTunes’ demand and alternative sources are not available, or if the costs of components or related costs rise.

TouchTunes assembles and tests its PlayPorTT and Barfly systems. However, TouchTunes’ digital jukebox systems and most of the components in TouchTunes’ PlayPorTT and Barfly systems are manufactured in whole or in part by third-party manufacturers. A significant concentration of this outsourced manufacturing is currently performed under a new manufacturing relationship with a Taiwanese company, International Currency Technologies Inc. (“ICT”). ICT began to manufacture TouchTunes’ newest digital jukebox system, the Allegro MX-1, and the new computer used in all TouchTunes’ digital jukeboxes, incorporating TouchTunes’ proprietary designs in mid-2008. Shipment of Allegro MX-1 digital jukeboxes and computers began in the fall of 2008. TouchTunes also has outsourced much of its transportation and logistics management. Alternative sources may not be currently available to manufacture the Allegro MX-1.

While TouchTunes’ arrangements with ICT and other third party manufacturers and distributors may lower operating costs, such arrangements also reduce TouchTunes’ direct control over production and distribution. In addition, TouchTunes may be responsible to a purchaser of its digital jukeboxes for warranty service in the event of product defects. In 2006, a new lighting system manufactured by a third party and installed in certain TouchTunes digital jukebox systems, experienced electrical wiring problems that led to incidences of fire conditions at approximately six bar and operator locations. This in turn resulted in the need to redesign and replace the lighting and the need to disconnect a number of units prior to replacement of the lighting. It is uncertain what effect TouchTunes’ diminished control over existing and new manufacturing relationships will have on the quality or supply of products or services, or TouchTunes’ flexibility to respond to changing market conditions. Foreign manufacturing can also be affected by factors such as currency devaluation, other currency fluctuations, tariffs, nationalization, exchange controls, interest rates, and other political, economic and regulatory risks and difficulties. Any unanticipated delay in the production or shipment of TouchTunes’ products, whether pursuant to arrangements with ICT or otherwise, may have a material adverse effect on TouchTunes’ reputation, financial condition and results of operations.

TouchTunes relies on licenses to music rights and to other third-party digital content, which may not be available on commercially reasonable terms or at all.

TouchTunes contracts with third parties to offer music on their digital jukeboxes, and, with growing importance, to offer additional digital content on its other digital entertainment systems. TouchTunes pays substantial fees to obtain the rights to certain of this content, particularly music. TouchTunes’ music licensing arrangements are generally under contracts with terms of for two or three years, and the terms in agreements for other forms of digital content vary. TouchTunes cannot guarantee the continuation or renewal of existing arrangements on similar pricing and other terms, or at all. If the cost of digital content on TouchTunes’ digital entertainment systems increases, or if TouchTunes is unable to continue to offer a wide variety of content at reasonable cost with acceptable usage rules, TouchTunes financial condition and results of operations could be materially adversely affected.

TouchTunes depends on its intellectual property to make its products competitive and if it is unable to protect its intellectual property, its business could suffer.

TouchTunes relies on a combination of patent, trade secret, copyright and trademark law, and nondisclosure agreements to establish and protect its intellectual property rights in its products. As of the date of this proxy statement/prospectus, TouchTunes owned over 50 patents and/or applications for patents, more than 200 foreign patents and/or applications for foreign patents, including applications for patents, over 20 registered trademarks and/or applications for registered foreign trademarks in the United States, over 145 registered foreign trademarks and/or applications for registered trademarks, and one registered foreign copyright. TouchTunes believes that, due to the rapid pace of technological innovations in its industry, its ability to establish and maintain a position among the technology leaders in the industry depends on its patents and other intellectual property as well as the skills of its development personnel. TouchTunes cannot make any assurance that any of its intellectual property, including any patent, trademark, copyright or license owned or held by it will not be invalidated, circumvented, rendered unenforceable or challenged, that the rights granted thereunder will provide competitive advantages to TouchTunes, or that any of TouchTunes’ future patent applications will be issued with the scope of the claims asserted by TouchTunes, if at all. Further, no assurances can be made that third parties or competitors will not develop technologies that are similar or superior to TouchTunes’ technology, duplicate TouchTunes’ technology, design around its patents, or reverse engineer its technology and discover its non-public intellectual property and trade secrets. TouchTunes’ intellectual property could be infringed or misappropriated by a third party or competitors, an event that could give rise to enforcement of TouchTunes’ intellectual property costs.

TouchTunes may be subject to or may initiate proceedings in the United States Patent and Trademark Office in state or federal court in the United States, or in another government tribunal. Such proceedings can require significant financial and management resources. In addition, the laws of foreign countries in which TouchTunes’ products are or may be developed, manufactured or sold may not protect TouchTunes’ products and intellectual property rights to the same extent as the laws of the United States. TouchTunes’ inability to protect its intellectual property adequately could have a material adverse effect on its financial condition or results of operations.

Because of technological changes in the electronics and software industry, current extensive patent coverage, and the rapid issuance of new patents, it is possible that certain components of TouchTunes’ products and business methods may unknowingly infringe the patents or other intellectual property rights of third parties. TouchTunes is involved in ongoing litigation over several of its patents and third-party patents, including patent litigation with Arachnid, Inc. and AMI Entertainment, Inc., as well as a principal competitor, Rowe International/Merit Industries, Inc. (the “Rowe claim”). In addition, from time to time, TouchTunes has been notified that it may be infringing other third party intellectual property rights. Responding to such claims, regardless of their merit, can consume significant time and expense, and several pending claims are in various stages of evaluation. Moreover, litigation is both time-consuming and disruptive to TouchTunes’ operations and causes significant expense and diversion of management attention. Should TouchTunes fail to prevail in the Rowe claim, or in other claims or proceedings, or should several of these matters be resolved against TouchTunes, TouchTunes could potentially require a license from one or more of these parties (and it is uncertain whether TouchTunes could obtain a license on commercially reasonable terms, or otherwise) or TouchTunes potentially could become subject to a temporary or permanent injunction prohibiting TouchTunes from marketing or selling certain products, which in turn could increase its operating costs and materially adversely affect its financial condition.

TouchTunes relies on access to certain third-party patents and intellectual property, and its future results could be materially adversely affected if TouchTunes is alleged or found to have infringed intellectual property rights.

TouchTunes’ digital jukeboxes and other digital entertainment systems are designed to include certain third-party intellectual property, such as licensing for MP3 technology, and it may be necessary in the future to seek or renew licenses relating to various aspects of TouchTunes’ products and business methods. Although TouchTunes believes that, based on past experience and industry practice, such licenses generally could be obtained on commercially reasonable terms, there is no assurance that the necessary licenses would be available on acceptable terms or at all.

TouchTunes may be subject to network disruptions and breaches in data security.

TouchTunes’ network is designed to capture all transaction data from its jukeboxes and PlayPorTT systems, including data with respect to each song played, impressions and customer credit card information. Network disruptions and breaches of data security could disrupt TouchTunes’ operations by causing the loss of this data and delays or cancellations of customers orders, negatively affecting TouchTunes’ services, impeding processing transactions and reporting financial results, resulting in the unintentional disclosure of customer or TouchTunes’ information, or damage to TouchTunes’ reputation. In addition, many third-party content providers require that TouchTunes provide certain digital rights management (“DRM”) and other security solutions. While TouchTunes has developed its own proprietary DRM, if these security requirements change, TouchTunes may have to develop or license new technology to provide these solutions. TouchTunes’ management has taken steps to address these concerns by implementing sophisticated network security and internal control measures. However, there can be no assurance that a system failure or data security breach will not have a material adverse effect on TouchTunes’ financial condition and results of operations.

The market for digital jukeboxes and other out-of-home digital entertainment systems is highly competitive and subject to rapid technological change. TouchTunes may not be able to compete effectively in these markets.

TouchTunes competes in markets that are highly competitive and characterized by frequent introduction of new products and technologies, short product life cycles, evolving industry standards, continual improvement in product price/performance characteristics, rapid adoption of technological and product advancements by competitors, and price sensitivity on the part of consumers.

TouchTunes’ ability to compete successfully depends heavily on its ability to ensure a continuing and timely introduction of new innovative products and technologies to the marketplace. As a result, TouchTunes must make significant investments in product development. If TouchTunes is unable to continue to develop and commercialize innovative new products, its financial condition and results of operations could be materially adversely affected.

Historically, TouchTunes has faced substantial competition from two other principal digital jukebox companies–Ecast Inc. and Rowe International/Merit Industries Inc., the latter of which has significantly greater financial and other resources than TouchTunes. With TouchTunes’ expansion into other forms of digital entertainment, TouchTunes will compete with additional companies that have significant technical, marketing, distribution, and other resources, as well as established hardware, software, and digital content supplier relationships. Some current and potential competitors have substantial resources and experience, and they may be able to provide such products and services at little or no profit or even at a loss. There can be no assurance that TouchTunes will be able to continue to provide products and services that effectively compete.

TouchTunes sells its jukeboxes and other systems and services through a fragmented distribution channel of distributors and operators.

TouchTunes sells its jukebox systems to distributors, who in turn sell them to operators, and TouchTunes sells these systems directly to operators as well. These operators, in turn, place these systems in bars and restaurants which do not have direct contractual relationships with TouchTunes. Many of TouchTunes distributors also distribute products from competing manufacturers. This distribution channel involves over 2,000 customers and no TouchTunes’ customer accounts for more than 5% of TouchTunes’ revenue or owns more than 5% of TouchTunes in service digital jukebox systems.

If TouchTunes is unable to recruit or retain experienced management personnel and recruit and retain additional qualified personnel, its business and prospects could be adversely affected.

The success of TouchTunes following the merger will depend in significant part on its ability to retain its senior executives and other key personnel in technical, marketing and staff positions. TouchTunes has experienced significant turnover in the past several years, including departures in the recent past of its chief executive officer and chief financial officer. TouchTunes’ current Chief Executive Officer is serving on a transitional basis, while TouchTunes is actively engaged in a search for a new Chief Executive Officer. Experienced personnel in the technology and media industry are in high demand and competition for their talents is intense. There can be no assurance that TouchTunes will be able to successfully attract and retain a new highly qualified chief executive officer other key personnel, either in existing markets and market segments or in new areas that it enters. If TouchTunes is unable to recruit and retain an experienced management team or recruit and retain additional qualified personnel, its business, and consequently its sales and results of operations, may be adversely affected.

The principal stockholder of TouchTunes will have significant influence on decisions regarding the business of the resulting entity.

If a business combination with TouchTunes is consummated, based on the outstanding shares of TouchTunes and Victory as of the date hereof, TouchTunes’ largest stockholder, VantagePoint CDP Partners L.P. and its affiliates (“VantagePoint”), will own almost 30% of the shares of the resulting entity. If shares are purchased by the public, then VantagePoint along with existing stockholders of TouchTunes will hold a greater percentage of the combined entity. As a condition to the consummation of the Merger, VantagePoint will enter into a voting agreement with Victory and certain stockholders of Victory including former TouchTunes’ stockholders and Jon Ledecky and Eric Watson. The voting agreement will provide that, as long as VantagePoint holds a number of shares at least equal to 50% of the shares of Victory that it holds at the time of the Merger (but not less than 10% of the outstanding shares of Victory), VantagePoint will have the voting power to designate and elect four of the seven members of the board of directors of Victory. This voting agreement will permit VantagePoint to control the outcome of certain actions submitted to the Board of Directors and the stockholders of Victory for their approval. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of Victory’s common stock.

TouchTunes customers may experience financial difficulty, particularly in the current economic climate.

TouchTunes has sold a substantial number of digital jukebox systems to operators in the “automotive” states. If the financial condition of the United States’ auto industry worsens, these areas may become economically depressed resulting in significant decline in revenue per system. In addition, TouchTunes has in the past extended credit and payment terms to many of its customers. While TouchTunes performs frequent credit evaluations of its distributors and operators to which it extends payment terms for equipment, there can be no assurances that TouchTunes’ customers will not experience financial difficulty and be unable to make payments to TouchTunes. For example, at least two of TouchTunes’ operators have recently filed for debtor protection under the U.S. Bankruptcy Code. TouchTunes could suffer significant losses in the event of a customer’s bankruptcy, insolvency or other credit failure if TouchTunes were unable to reclaim any systems for which it retains ownership or to discontinue its music services if either TouchTunes is not being paid or the system is not connected to the network and generating any revenue. A significant loss of an accounts receivable or the inability to redeploy systems would have a negative impact on TouchTunes’ recurring service revenues and financial results.

Advertising in bars is subject to state regulation that varies and changes to regulations could adversely affect alcoholic-beverage advertising on TouchTunes’ network.

Most states have alcoholic beverage control laws and regulations which apply to TouchTunes’ proposed digital advertising activities in bars via Barfly. TouchTunes has focused its efforts in understanding the potential applicability and effect of these statutes in a significant number of states with the most potential for advertising revenue and is working with those states’ attorneys general to ensure that its digital advertising services comply with applicable laws and regulations. Laws and regulations may be adopted in the United States and elsewhere that could restrict the placement of content on out-of-home entertainment and advertising systems and these laws could vary significantly from jurisdiction to jurisdiction. These laws include laws and regulations relating to alcoholic beverage control laws, customer privacy, taxation, content suitability, copyright, distribution and antitrust. Changes in current state or federal laws or regulations or the imposition of new laws and regulations in the United States or elsewhere regarding the out-of-home advertising industries may lessen the growth of out-of-

home advertising services and may materially reduce TouchTunes’ ability to attract sales of alcoholic-beverage advertising on its network.

If TouchTunes engages in acquisitions, TouchTunes may experience significant costs and difficulty assimilating the operations or personnel of the acquired companies, which could threaten TouchTunes’ future growth.

If TouchTunes makes any acquisitions, it could have difficulty assimilating the operations, technologies and products acquired or integrating or retaining personnel of acquired companies. TouchTunes has acquired two companies in the past year and a half and is still in the process of integrating their products and personnel and there is no assurance that the products arising from those acquisitions, PlayporTT and Barfly, will be successfully deployed in the market. Acquisitions may involve entering markets in which TouchTunes has no or limited direct prior experience. The occurrence of any one or more of these factors could disrupt TouchTunes ongoing business, distract its management and employees and increase its expenses. In addition, pursuing acquisition opportunities could divert our management’s attention from our ongoing business operations and result in decreased operating performance. Moreover, our profitability may suffer because of acquisition-related costs or amortization of acquired goodwill and other intangible assets. Furthermore, we may have to incur debt or issue equity securities in future acquisitions. The issuance of equity securities would dilute our existing stockholders. TouchTunes is not in any discussions to make acquisitions with any party.

A failure of TouchTunes’ proprietary operating system or a catastrophic event at its primary facility could result in reduced revenue and the loss of customers.

TouchTunes’ digital jukeboxes and other systems are dependent on the operation of TouchTunes’ proprietary operating system, which allows it to communicate and service these systems remotely. TouchTunes’ ability to manage future growth, if it occurs, will depend upon the scalability, reliability and security of its operating system. Although designed to be highly scalable, TouchTunes’ operating could experience an unforeseen operational failure. Moreover, maintaining TouchTunes’ operating system as a state-of-the-art system could be more expensive than TouchTunes expects. Operational failures could be expensive to remedy and could require TouchTunes to develop additional capacity and computing power. An expansion of TouchTunes’ network infrastructure to process increasingly numerous and complex services could result in inefficiencies and may increase the risk of an operational failure. The costs associated with a system operational failure could harm TouchTunes’ results of operations and its reputation with current or future customers.

TouchTunes’ operations facility where its network is hosted is vulnerable to damage or interruption from fire, loss of primary and backup generator and battery power, telecommunications failures, terrorist attacks, wars, Internet failures, computer viruses, adverse weather conditions and other events beyond its control. While backups of critical data systems are performed daily and backups stored in a secure third party location, TouchTunes does not currently have the capability to immediately switch over all of its systems to a back-up facility. In June 2009, TouchTunes plans to move its digital jukebox servers to a secure data center co-location facility, which will provide redundancy. In the event that a catastrophic event destroys or severely damages TouchTunes’ operations facility, TouchTunes could lose music service and royalty fee and other customer data, its business would be disrupted and TouchTunes’ ability to provide services to its clients could be impaired for an extended period of time. An unexpected closure of TouchTunes’ operations facility could result in lengthy interruptions in its services. Any damage to or failure of TouchTunes’ systems could result in interruptions to its services, which could reduce its revenue and profits and damage its brand.

TouchTunes may apply the proceeds released from the trust account in a manner that does not improve TouchTunes’ results of operations or increase the value of your investment.

TouchTunes intends to use the net proceeds released from the trust account for general corporate purposes, including working capital and capital expenditures to accelerate the roll-out of its Barfly network and entertainment systems. TouchTunes may also use a portion of the net proceeds to repay its senior secured credit facility. TouchTunes recently acquired TouchTunes Game Studio, LLC (f/k/a White Rabbit Game Studio, LLC) (“TGS”) and National Broadcast Media Corp. as part of its strategy to further expand its business. If after the merger, TouchTunes is presented with appropriate opportunities, TouchTunes may acquire additional businesses, services or products that are complementary to TouchTunes’ core business. TouchTunes integration of TGS and Barfly as well as future acquired entities into TouchTunes’ business may not be successful. This would significantly affect the expected benefits of these acquisitions. Moreover, the integration of any acquired companies into TouchTunes’ operations have required, and will continue to require, significant attention from its management. Future acquisitions will also likely present similar challenges and could have an adverse effect on TouchTunes’ ability to manage its business. In addition, TouchTunes may face challenges trying to integrate new operations, services and personnel with its existing operations

Other than these uses, TouchTunes does not have specific plans for the funds and will have broad discretion regarding how it uses such funds. These funds could be applied in ways that do not improve TouchTunes’ results of operations or increase the value of your investment.

Changing tax laws, rules and regulations are subject to interpretation by applicable taxing authorities. If interpretations or tax laws, rules and regulations were to change, this may adversely affect TouchTunes’ business, financial condition and results of operations.

TouchTunes operates in all, or almost all, of the states in the United States, and its products are subject to various domestic and international sales, use, value-added and other tax laws, rules and regulations. TouchTunes downloads digital content to its products, which consumers use. Regulations for use of digital media are subject to change, and applicable laws, rules and regulations are subject to interpretation by the applicable taxing authorities. TouchTunes attempts to be in compliance with all applicable tax provisions, however compliance with these tax provisions, taxing authorities may take a contrary position. Such positions could have an adverse effect on TouchTunes’ businesses, financial condition and results of operations. If the tax laws, rules and regulations were amended or if current interpretations of the laws were to change adversely to TouchTunes’ interests, particularly with respect to sales or value-added taxes, the results could have an adverse affect on TouchTunes’ businesses, results of operations and financial condition.

Exchange rate fluctuations between the U.S. dollar and the Canadian dollar could harm TouchTunes’ operations and financial condition

The majority of TouchTunes’ revenues are generated in U.S. dollars. A significant portion of its expenses, however, are incurred in Canadian dollars. A fluctuation in the value of the U.S. dollar relative to the Canadian dollar may result in variations in TouchTunes’ revenues, expenses and earnings. For example, if the value of the U.S. dollar decreases relative to the value of the Canadian dollar, TouchTunes’ levels of revenue and profitability will decline since the translation of a certain number of U.S. dollars into Canadian dollars will represent fewer Canadian dollars. Conversely, if the value of the U.S. dollar increases relative to the value of the Canadian dollar, TouchTunes’ levels of revenue and profitability will increase since the translation of a certain number of Canadian dollars into U.S. dollars will represent additional U.S. dollars.

In certain circumstances, TouchTunes has entered into individual put options under which it has the option to sell a certain amount of U.S. dollars at a fixed strike price to the counterparty on a monthly basis for a set price. TouchTunes’ objective in entering into these transactions is to hedge the forecasted Canadian dollar transactions of and the cash-flow exposure resulting from changes in the value of the Canadian dollar compared to the U.S. dollar. These contracts may not be effective, however, and as a result, significant fluctuations in the exchange rate for U.S. dollars or Canadian dollars may adversely impact TouchTunes’ operations and financial condition.

If TouchTunes expands into international markets outside of North America, such expansion may be unsuccessful and which would in turn limit TouchTunes’ prospects for growth.

TouchTunes is exploring the provision of its services in countries in Asia, Europe and Latin America. Expansion into markets outside of the United States and Canada requires significant management attention and financial resources. TouchTunes faces the following risks associated with any expansion outside the United States:

•	challenges caused by distance, language and cultural differences;

•	legal, legislative and regulatory restrictions;

•	currency exchange rate fluctuations;

•	foreign exchange controls that might prevent TouchTunes from repatriating cash earned in countries outside the United States;

•	economic instability and export restrictions;

•	longer payment cycles in some countries;

•	credit risk and higher levels of payment fraud;

•	potentially adverse tax consequences;

•	nationalization or seizure of private assets; and

•	higher costs associated with doing business internationally.

These risks could harm TouchTunes’ international expansion efforts, which would in turn harm TouchTunes’ growth prospects.

The historical financial information for TouchTunes included in this proxy statement/prospectus is not necessarily indicative of its future performance.

The historical financial information for TouchTunes included in this proxy statement/prospectus is not necessarily indicative of what TouchTunes’ financial position, results of operations and cash flows would have been if it had been a public company during those periods. The results of future periods may be materially different as a result of the additional costs associated with being a public company.

As a public company, TouchTunes will incur significant legal, accounting and other expenses that it did not incur as a private company. For example, it will be required to prepare and file quarterly annual and current reports with the SEC, as well as comply with myriad rules applicable to public companies, such as the proxy rules, beneficial ownership reporting requirements and other obligations. In addition, the Sarbanes-Oxley Act of 2002 and the rules implemented by the SEC in response to that legislation have required significant changes in corporate governance practices of public companies. TouchTunes expects these rules and regulations to significantly increase its legal and financial compliance costs and to make some activities more time-consuming and costly. For example, in anticipation of becoming a public company, TouchTunes will be creating additional board committees and adopting policies regarding internal control over financial reporting and disclosure controls and procedures.

TouchTunes also expects these new rules and regulations to make it more difficult and more expensive for it to obtain director and officer liability insurance for the same or similar coverage. These changes also may make it more difficult for TouchTunes to attract and retain qualified persons to serve on its board of directors or as executive officers. TouchTunes’ historical financial information does not reflect the impact of all of these factors, and as a result, may not be indicative of TouchTunes’ future performance once it becomes a public company.

Risks Related to Victory and the Merger

If Victory is unable to effect a business combination and is forced to liquidate, its warrants will expire worthless.

If Victory does not complete the merger or another business combination by April 24, 2009, its amended and restated certificate of incorporation provides that its corporate existence will automatically terminate and it will distribute to all holders of IPO Shares, in proportion to the number of IPO Shares held by them, an aggregate sum equal to the amount in the trust fund, inclusive of any interest, plus any remaining net assets. In such event, there will be no distribution with respect to Victory’s outstanding warrants. Accordingly, the warrants will expire worthless.

Victory’s stockholders may be held liable for claims by third parties against Victory to the extent of distributions received by them.

Victory’s amended and restated certificate of incorporation provides that Victory will continue in existence only until April 24, 2009. If Victory has not completed a business combination by such date and amended this provision in connection thereto, pursuant to the Delaware General Corporation Law, its corporate existence will cease except for the purposes of winding up its affairs and liquidating. Under Sections 280 through 282 of the Delaware General Corporation Law, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. If the corporation complies with certain procedures set forth in Section 280 of the Delaware General Corporation Law intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution. However, it is Victory’s intention to make liquidating distributions to its stockholders as soon as reasonably possible after April 24, 2009 and, therefore, it does not intend to comply with those procedures.

Because Victory will not be complying with those procedures, it is required, pursuant to Section 281 of the Delaware General Corporation Law, to adopt a plan that will provide for its payment, based on facts known to it at such time, of (i) all existing claims, (ii) all pending claims and (iii) all claims that may be potentially brought against it within the subsequent 10 years. Accordingly, Victory would be required to provide for any creditors known to it at that time or those that it believes could be potentially brought against it within the subsequent 10 years prior to distributing the funds held in the trust to stockholders. Victory cannot assure you that it will properly assess all claims that may be potentially brought against it. As such, Victory’s stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of Victory’s stockholders may extend well beyond the third anniversary of such date. Accordingly, there can be no assurance that third parties will not seek to recover from Victory’s stockholders amounts owed to them by Victory.

If Victory is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by Victory’s stockholders. Furthermore, because Victory intends to distribute the proceeds held in the trust fund to its public stockholders promptly after April 24, 2009 if it has not completed a business combination by such date, this may be viewed or interpreted as giving preference to Victory’s public stockholders over any potential creditors with respect to access to or distributions from Victory’s assets. Furthermore, Victory’s board may be viewed as having breached their fiduciary duties to Victory’s creditors and/or may have acted in bad faith; thereby exposing itself and Victory to claims of punitive damages, by paying public stockholders from the trust fund prior to addressing the claims of creditors. There can be no assurance that claims will not be brought against Victory for these reasons.

You will not be able to exercise your warrants if an effective registration statement is not in place when you desire to do so.

No public warrant will be exercisable and Victory will not be obligated to issue shares of common stock unless, at the time a holder seeks to exercise such public warrant, a prospectus relating to the common stock issuable upon exercise of the warrant is current. Under the terms of the warrant agreement, Victory will be required to use its best efforts to meet these conditions and to maintain a current prospectus relating to the shares of common stock issuable upon exercise of the warrants until the expiration of the warrants. However, there can be no assurance that Victory will be able to do so, and if it does not maintain a current prospectus related to the shares of common stock issuable upon exercise of the warrants, holders will be unable to exercise their warrants. Additionally, Victory will have no obligation to settle the warrants for cash or “net cash settle” any warrant exercise. Accordingly, if the prospectus relating to the common stock issuable upon the exercise of the warrants is not current, the warrants may have no value, the market for the warrants may be limited and the warrants may expire worthless. If the warrants expire worthless, this would mean that a person who paid $10.00 for a unit in Victory’s IPO and who did not sell the warrant included in the unit would have effectively paid $10.00 for one share of Victory common stock.

An investor will only be able to exercise a warrant if the issuance of Victory common stock upon such exercise has been registered or qualified or is deemed exempt under the securities laws of the state of residence of the holder of the warrants.

No warrants will be exercisable by a warrant holder and Victory will not be obligated to issue shares of common stock unless the shares of common stock issuable upon such exercise have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. At the time that the warrants become exercisable (following completion of the merger), Victory expects to become listed on the Nasdaq Stock Market, which would provide an exemption from registration in every state. Accordingly, Victory believes holders in every state will be able to exercise their warrants as long as its prospectus relating to the shares of common stock issuable upon exercise of the warrants is current. However, there can be no assurance of this fact. If a warrant holder is unable to exercise his warrants in a particular state, he may be forced to sell his warrant and therefore lose out of the benefit of purchasing Victory stock. Furthermore, the price he receives for his warrant may not equal the difference between the exercise price and the stock price.

Victory’s working capital will be reduced if Victory stockholders exercise their right to convert their shares into cash, which reduced working capital may adversely affect TouchTunes’ business and future operations.

Pursuant to Victory’s amended and restated certificate of incorporation, holders of Public Shares may vote against the merger proposal and demand that it convert their shares, calculated as of two business days prior to the anticipated consummation of the merger, into a pro rata share of the trust account where a substantial portion of the net proceeds of the IPO are held. Victory and TouchTunes will not consummate the merger if holders of 6,600,000 or more Public Shares exercise these conversion rights. The trust account will be approximately $330,000,000 at closing. Such funds will be used to pay approximately $10,560,000 to the underwriters in Victory’s IPO for deferred underwriting discounts and commissions and to pay approximately $5,000,000 for transaction expenses. If holders of 6,599,999 Public Shares seek to exercise their conversion rights, the maximum potential conversion cost would be approximately $66,000,000. Accordingly, approximately $313,000,000 will be released to Victory upon consummation of the merger for working capital and general corporate purposes. If such amount is insufficient to fund TouchTunes’ working capital requirements, Victory would need to seek to borrow funds necessary to satisfy such requirements. Victory cannot assure you that such funds would be available to Victory on terms favorable to it or at all. If such funds were not available to Victory, it may adversely affect TouchTunes’ operations and profitability.

Victory’s outstanding warrants may be exercised in the future, which would increase the number of shares eligible for future resale in the public market and result in dilution TouchTunes’ stockholders.

Outstanding redeemable warrants to purchase an aggregate of 33,000,000 shares of Victory common stock (issued in exchange for Victory warrants issued in the IPO) and warrants to purchase an aggregate of 5,000,000 shares of common stock (issued in exchange for the Sponsors’ Warrants) will become exercisable after the consummation of the merger. These warrants likely will be exercised only if the $7.50 per share exercise price is below the market price of the shares of Victory common stock. To the extent such warrants are exercised, additional shares of Victory common stock will be issued, which will result in dilution to the holders of common stock of TouchTunes and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of Victory’s common stock.

If Victory stockholders fail to vote against the merger proposal and fail to deliver their shares in accordance with the conversion requirements specified in this proxy statement/prospectus, they will not be entitled to convert their shares of common stock of Victory into a pro rata portion of the trust account.

Victory stockholders holding Public Shares who affirmatively vote against the merger proposal may demand that Victory convert their shares into a pro rata portion of the trust account, calculated as of two business days prior to the anticipated consummation of the merger. Victory stockholders who seek to exercise this conversion right must affirmatively vote against the merger and deliver their stock (either physically or electronically) to Victory’s transfer agent prior to the meeting. Any Victory stockholder who fails to vote against the merger proposal and who fails to deliver his or her stock will not be entitled to convert his or her shares into a pro rata portion of the trust account for conversion of his or her shares. See the section entitled “Special Meeting of Victory Stockholders — Conversion Rights” for the procedures to be followed if you wish to convert your shares to cash.

The Nasdaq Stock Market may not list Victory’s securities on its exchange, which could limit investors’ ability to make transactions in TouchTunes’ securities and subject TouchTunes to additional trading restrictions.

Victory will seek listing of its securities on the Nasdaq Stock Market as soon as practicable in connection with the merger. Victory will be required to meet the Nasdaq Stock Market initial listing requirements to be listed. Victory may not be able to meet those initial listing requirements. Even if such application is accepted and Victory’s securities are so listed, Victory may be unable to maintain the listing of its securities in the future.

If the Nasdaq Stock Market does not list Victory’s securities for trading on its exchange, Victory could face significant material adverse consequences, including:

•	a limited availability of market quotations for its securities;

•	reduced liquidity with respect to its securities;

•

a determination that its shares of common stock are “penny stock,” which will require brokers trading in its Shares of common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for the shares of common stock;

•	a limited amount of news and analyst coverage for TouchTunes; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

Victory’s stock price could fluctuate and could cause you to lose a significant part of your investment.

Following consummation of the merger, the market price of Victory’s securities may be influenced by many factors, some of which are beyond its control, including those described above and the following:

•	changes in financial estimates by analysts;

•	announcements by it or its competitors of significant contracts, productions, acquisitions or capital commitments;

•	fluctuations in its quarterly financial results or the quarterly financial results of companies perceived to be similar to it;

•	general economic conditions;

•	changes in market valuations of similar companies;

•	terrorist acts;

•	changes in its capital structure, such as future issuances of securities or the incurrence of additional debt;

•	future sales of its common stock;

•	investor perception of the filmmaking industry;

•	regulatory developments in the United States, foreign countries or both;

•	litigation involving Victory, its subsidiaries or its general industry; and

•	additions or departures of key personnel.

Future sales of Victory shares may cause the market price of its securities to drop significantly, even if our business is doing well.

The current holders of common stock of TouchTunes will be able to sell their shares of Victory common stock they receive in the merger on the 18-month anniversary of the consummation of the merger, subject to certain exceptions; provided however that certain holders of TouchTunes common stock will be entitled to sell up to an aggregate of             shares they receive in the merger at any time they wish. Further, the officers and directors of Victory will not be able to sell any of the Founders’ Shares until the 18-month anniversary of the consummation of the merger, subject to certain exceptions.

The sale by any of the foregoing, or entities they control or their permitted transferees, could cause the market price of our securities to decline.

Victory’s ability to request indemnification from TouchTunes’ stockholders for damages arising out of the merger is limited in certain instances to those claims where damages exceed $500,000 and, except in very limited circumstances, is also limited to the shares of common stock placed in escrow.

To provide a fund to secure the indemnification obligations of TouchTunes to Victory against losses that the surviving entity of the merger may sustain as a result of (i) the inaccuracy or breach of any representation or warranty made by TouchTunes in the merger agreement or any schedule or certificate delivered by them in connection with the merger agreement and (ii) the non-fulfillment or breach of any covenant or agreement made by TouchTunes in the merger agreement, the current holders of common stock of TouchTunes will place in escrow (with an independent escrow agent) an aggregate of 2,834,056 shares of Victory common stock valued at $10.00 per share, representing 10% of the shares to be issued in the merger, which will be canceled to the extent that Victory has damages for which it is entitled to indemnification. Other than with respect to claims of fraud or intentional or willful misrepresentation or omission, the escrow will be the sole remedy for TouchTunes for its rights to indemnification pursuant to the merger agreement. Claims for indemnification may be asserted against the escrow by Victory once its damages exceed a deductible and will be reimbursable to the full extent of the damages in excess of such amount up to a maximum of the escrowed funds. Claims for indemnification may be asserted until thirty (30) days after the date on which Victory has filed its annual report on Form 10-K for the fiscal year ending December 31, 2009 but in no event later than April 30, 2010. As a consequence of these limitations, Victory may not be able to be entirely compensated for indemnifiable damages that it may sustain.

Victory’s current directors and executive officers have certain interests in consummating the merger that may have influenced their decision to approve the business combination with TouchTunes.

Victory’s Founders beneficially own Founders’ Shares that they purchased prior to its IPO. Additionally, Messrs. Watson and Ledecky purchased 5,000,000 Sponsors’ Warrants in a private placement that occurred simultaneously with Victory’s IPO. Such persons are not entitled to receive any of the cash proceeds that may be distributed upon Victory’s liquidation with respect to shares they acquired prior to its IPO. Therefore, if the merger is not approved and Victory does not consummate another business combination by April 24, 2009 and is forced to liquidate, such Founders’ Shares and Sponsors’ Warrants held by such persons will be worthless. As of the             , 2009, the record date for the special meeting, Victory’s Founders held $            in common stock (based on a market price of $            ) and $            in warrants (based on a market price of $            ). See the section entitled “The Merger Proposal — Interests of Victory’s Directors and Officers and Others in the Merger.”

Additionally, the transactions contemplated by the merger agreement provide that each of Jonathan J. Ledecky and Richard Y. Roberts will be a director of Victory after the closing of the merger. As such, in the future they will receive any cash fees, stock options or stock awards that the Victory board of directors determines to pay to its non-executive directors.

These financial interests of Victory’s Founders may have influenced their decision to approve Victory’s merger with TouchTunes and to continue to pursue the merger. In considering the recommendations of Victory’s board of directors to vote for the merger proposal and other proposals, you should consider these interests.

Victory’s chairman and president are liable to ensure that proceeds of the trust are not reduced by vendor claims in the event the merger is not consummated. Such liability may have influenced their decision to approve the merger with TouchTunes.

If Victory liquidates prior to the consummation of a business combination, Eric J. Watson, Victory’s chairman and treasurer, and Jonathan J. Ledecky, Victory’s president and secretary, will be personally liable to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Victory for services rendered or contracted for or products sold to Victory, but only if such entities did not execute a waiver. On the other hand, if Victory consummates the merger, Victory will be liable for all such claims. Neither Victory nor Messrs. Watson and Ledecky has any reason to believe that Messrs. Watson and Ledecky will not be able to fulfill their indemnity obligations to Victory if required to do so.

Additionally, if Victory is required to be liquidated and there are no funds remaining to pay the costs associated with the implementation and completion of such liquidation, Messrs. Watson and Ledecky have agreed to advance Victory the funds necessary to pay such costs and complete such liquidation (currently anticipated to be no more than approximately $15,000) and not to seek repayment for such expenses. If Victory consummates the merger, Messrs. Watson and Ledecky will no longer be responsible for such expenses. See the section entitled “Other Information Related to Victory — Victory’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” for further information.

These personal obligations may have influenced Messrs. Watson’s and Ledecky’s decision to approve Victory’s merger with TouchTunes and to continue to pursue the merger. In considering the recommendations of Victory’s board of directors to vote for the merger proposal and other proposals, you should consider these interests.

The exercise of Victory’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the merger may result in a conflict of interest when determining whether such changes to the terms of the merger or waivers of conditions are appropriate and in Victory’s stockholders’ best interest.

In the period leading up to the closing of the merger, events may occur that, pursuant to the merger agreement, would require Victory to agree to amend the merger agreement, to consent to certain actions taken by TouchTunes or to waive rights that Victory is entitled to under the merger agreement. Such events could arise because of changes in the course of TouchTunes’ business, a request by TouchTunes to undertake actions that would otherwise be prohibited by the terms of the merger agreement or the occurrence of other events that would have a material adverse effect on TouchTunes’ business and would entitle Victory to terminate the merger agreement. In any of such circumstances, it would be discretionary on Victory, acting through its board of directors, to grant its consent or waive its rights. The existence of the financial and personal interests of the directors described in the preceding risk factors may result in a conflict of interest on the part of one or more of the directors between what he may believe is best for Victory and what he may believe is best for himself in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, Victory does not believe there will be any changes or waivers that its directors and officers would be likely to make after stockholder approval of the merger proposal has been obtained. While certain changes could be made without further stockholder approval, Victory will circulate a new or amended proxy statement/prospectus and resolicit its stockholders if changes to the terms of the transaction that would have a material impact on its stockholders are required prior to the stockholder vote on the merger proposal.

If the merger is completed, a large portion of the funds in the trust account established by Victory in connection with its IPO for the benefit of the holders of the Public Shares may be used for the purchase, directly or indirectly, of Public Shares. As a consequence, if the merger is completed, such funds will not be available to Victory for working capital and general corporate purposes and the number of beneficial holders of Victory’s and Victory’s securities may be reduced to a number that may preclude the quotation, trading or listing of Victory’s securities other than on the Over-the-Counter Bulletin Board.

After the payment of expenses associated with the transaction, including investment banking and finder’s fees and deferred underwriting commissions, the balance of funds in Victory’s trust account will be available to Victory for working capital and general corporate purposes. However, a portion of the funds in the trust account may be used to acquire Public Shares, either from holders thereof who vote against the merger proposal and elect to convert their shares into cash or from holders thereof who have indicated their intention to do so but first sell their shares to Victory or its affiliates so that such shares will be voted in favor of the merger proposal. As a consequence of such purchases,

•

the funds in Victory’s trust account that are so used will not be available to Victory after the merger and the actual amount of such funds that Victory may retain for its own use will be diminished; and

•

the public “float” of Victory’s common stock may be reduced and the number of beneficial holders of Victory’s and Victory’s securities may be reduced, which may make it difficult to obtain the quotation, listing or trading of Victory’s securities on the Nasdaq Stock Market or any other national securities exchange.

If funds in Victory’s trust account are used to purchase, directly or indirectly, Public Shares from holders thereof who have indicated an intention to vote against the merger proposal and convert their Public Shares into cash, which action was not disclosed in the prospectus for Victory’s IPO, holders of Public Shares at the time of the merger who purchased their units in the IPO and have not converted their shares into cash may have rights to rescind their purchases and assert a claim for damages therefor against Victory, its directors and officers and the former directors and officers of Victory.

The prospectus issued by Victory in its IPO did not disclose that funds in the trust account might be used to purchase Public Shares from holders thereof who have indicated their intention to vote against the merger and convert their shares into cash. Consequently, such use of the funds in the trust account might be grounds for a holder of Public Shares who purchased them in the IPO and still held them at the time of the merger without seeking to convert them into cash to seek rescission of the purchase of the units he acquired in the IPO. A successful claimant for damages under federal or state law could be awarded an amount to compensate for the decrease in value of his or her shares caused by the alleged violation (including, possibly, punitive damages), together with interest, while retaining the shares.

If Victory is unable to complete the merger with TouchTunes or another business combination by April 24, 2009, its amended and restated certificate of incorporation provides that its corporate existence will automatically terminate and will liquidate. In such event, third parties may bring claims against Victory and, as a result, the proceeds held in trust could be reduced and the per-share liquidation price received by stockholders could be less than $10.00 per share.

Victory must complete a business combination with TouchTunes or another target business by April 24, 2009, when, pursuant to its amended and restated certificate of incorporation, its corporate existence will terminate and it will be required to liquidate. In such event, third parties may bring claims against Victory. Although Victory has obtained waiver agreements from certain vendors and service providers it has engaged and owe money to, and the prospective target businesses it has negotiated with, whereby such parties have waived any right, title, interest or claim of any kind they may have in or to any monies held in the trust account, there is no guarantee that they or other vendors who did not execute such waivers will not seek recourse against the trust account notwithstanding such agreements. Furthermore, there is no guarantee that a court will uphold the validity of such agreements. Accordingly, the proceeds held in trust could be subject to claims which could take priority over those of Victory’s public stockholders. Additionally, if Victory is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in Victory’s bankruptcy estate and subject to the claims of third parties with priority over the claims of Victory’s stockholders. To the extent any bankruptcy or other claims deplete the trust account, there can be no assurance that Victory will be able to return to its public stockholders at least $10.00 per share.

Victory’s board of directors did not obtain a fairness opinion in determining whether or not to proceed with the transaction with TouchTunes and as a result, the terms may not be fair from a financial point of view to Victory’s public stockholders.

In analyzing the transaction with TouchTunes, the Victory board conducted significant due diligence on TouchTunes, including, among other things, researching the industry in which TouchTunes operates, reviewing comparisons of comparable companies and performing a discounted cash flow analysis. The Victory board of directors believes because of the financial skills and background of its directors, it was qualified to conclude that the business combination was fair from a financial perspective to its stockholders and that TouchTunes’ fair market value was at least equal to 80% of Victory’s trust account balance (excluding deferred underwriting discounts and commissions). Notwithstanding the foregoing, Victory’s board of directors did not obtain a fairness opinion to assist it in its determination. Accordingly, Victory’s board of directors may be incorrect in its assessment of the transaction.

FORWARD-LOOKING STATEMENTS

Certain statements made in this proxy statement/prospectus constitute forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “may,” “could,” “would,” “should,” “believe,” “expect,” “anticipate,” “plan,” “estimate,” “target,” “project,” “potential,” “intend” or similar expressions. These statements include, among others, statements regarding the successful merger of Victory and TouchTunes, TouchTunes’ expected business outlook, anticipated financial and operating results, business strategy and means to implement the strategy, the amount and timing of capital expenditures, the likelihood of its success in building its business, financing plans, budgets, working capital needs and sources of liquidity. Victory and TouchTunes believe it is important to communicate their expectations to their stockholders. However, there may be events in the future that they are not able to predict accurately or over which they have no control.

Forward-looking statements, estimates and projections are based on management’s beliefs and assumptions, are not guarantees of performance and may prove to be inaccurate. Forward-looking statements also involve risks and uncertainties that could cause actual results to differ materially from those contained in any forward-looking statement and which may have a material adverse effect on TouchTunes’ business, financial condition, results of operations and liquidity. A number of important factors could cause actual results or events to differ materially from those indicated by forward-looking statements. These risks and uncertainties include, but are not limited to:

•	TouchTunes’ ability to achieve sustainable profitability;

•	the continued availability of third-party digital content on commercially reasonable terms;

•	TouchTunes’ ability to protect its intellectual property and access to third party intellectual property;

•	the quantity and quality of products and services produced by third party manufacturers;

•	competition in the market for digital jukeboxes and other digital entertainment systems;

•	TouchTunes’ successful introduction of new products and services;

•	the performance of TouchTunes’ distributors, operators and other resellers;

•	TouchTunes’ ability to recruit and retain key personnel;

•	TouchTunes’ ability to attract advertisers; and

•	the ability to successfully effect the business combination.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement/prospectus. Additional information on these and other factors that may cause actual results and Victory’s performance to differ materially is included in the “Risk Factors” section and elsewhere in this proxy statement/prospectus and in Victory’s periodic reports filed with the SEC.

All forward-looking statements included herein attributable to any of Victory, TouchTunes or any person acting on either party’s behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, Victory and TouchTunes undertake no obligations to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

SPECIAL MEETING OF VICTORY STOCKHOLDERS

General

Victory is furnishing this proxy statement/prospectus to its stockholders as part of the solicitation of proxies by its board of directors for use at the special meeting of Victory stockholders to be held on April     , 2009, and at any adjournment or postponement thereof. This proxy statement/prospectus is first being furnished to Victory stockholders on or about             , 2009 in connection with the vote on the merger proposal and the adjournment proposal. This proxy statement/prospectus provides you with information you need to know to be able to vote or instruct your vote to be cast at the special meeting.

Date, Time and Place

The special meeting of stockholders will be held on April     , 2009, at 10:00 a.m., eastern time, at the offices of Graubard Miller, Victory’s counsel, at The Chrysler Building, 405 Lexington Avenue, 19th Floor, New York, New York 10174.

Purpose of the Victory Special Meeting

At the special meeting, Victory will ask holders of its common stock to:

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consider and vote upon a proposal to approve the Agreement and Plan of Reorganization, dated as of March 23, 2009, among Victory, Merger Sub and TouchTunes which, among other things, provides for the merger of Merger Sub with and into TouchTunes, with TouchTunes being the surviving entity and becoming a wholly owned subsidiary of Victory (merger proposal);

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consider and vote upon a proposal to approve amendments to Victory’s amended and restated certificate of incorporation to (i) change Victory’s name to “TouchTunes Corporation,” (ii) increase the authorized number of shares of its common stock from 85 million to 300 million, (iii) make its corporate existence perpetual, (iv) incorporate the classification of directors that would result from the election of directors in the manner described in the director election proposal; (v) remove provisions that will no longer be applicable to Victory after the merger; and (vi) make certain other changes that Victory’s board of directors believes are immaterial (charter amendments proposal);

•	consider and vote upon a proposal to approve the 2009 Stock Incentive Plan (stock plan proposal);

•

elect six directors to Victory’s board of directors, of whom two will serve until the annual meeting of stockholders to be held in 2010, one will serve until the annual meeting of stockholders to be held in 2011 and three will serve until the annual meeting of stockholders to be held in 2012 (director election proposal); and

•

consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the special meeting, Victory is not authorized to consummate the merger (adjournment proposal).

Recommendation of Victory Board of Directors

Victory’s board of directors:

•	has unanimously determined that each of the proposals is fair to and in the best interests of Victory and its stockholders;

•	has unanimously approved each of the proposals;

•	unanimously recommends that Victory’s common stockholders vote “FOR” the merger proposal;

•	unanimously recommends that Victory’s common stockholders vote “FOR” each of the charter amendment proposals;

•	unanimously recommends that Victory’s common stockholders vote “FOR” the stock plan proposal;

•	unanimously recommends that Victory’s common stockholders vote “FOR” the election of the persons nominated by Victory’s management for election as directors; and

•	unanimously recommends that Victory’s common stockholders vote “FOR” the adjournment proposal.

Record Date; Who is Entitled to Vote

Victory has fixed the close of business on             , 2009, as the “record date” for determining Victory stockholders entitled to notice of and to attend and vote at its special meeting. As of the close of business on             , 2009, there were 40,500,000 shares of Victory’s common stock outstanding and entitled to vote. Each share of Victory’s common stock is entitled to one vote per share at the special meeting.

Pursuant to agreements with Victory, the 7,500,000 Founders’ Shares held by the Victory Founders will be voted on the merger proposal in accordance with the majority of the votes cast at the special meeting on such proposal by the holders of the Public Shares. Accordingly, the vote of such shares will not affect the outcome of the vote on the merger proposal.

Quorum

The presence, in person or by proxy, of a majority of all the outstanding shares of common stock entitled to vote constitutes a quorum at the special meeting.

Abstentions and Broker Non-Votes

Proxies that are marked “abstain” and proxies relating to “street name” shares that are returned to Victory but marked by brokers as “not voted” will be treated as shares present for purposes of determining the presence of a quorum on all matters. The latter will not be treated as shares entitled to vote on the matter as to which authority to vote is withheld from the broker. If you do not give the broker voting instructions, under applicable self-regulatory organization rules, your broker may not vote your shares on “non-routine” proposals, such as the merger proposal, each of the charter amendment proposals and the stock plan proposal. Since a stockholder must affirmatively vote against the merger proposal to have conversion rights, individuals who fail to vote or who abstain from voting may not exercise their conversion rights. See the information set forth in “Special Meeting of Victory Stockholders — Conversion Rights.”

Vote of Victory’s Stockholders Required

The approval of the merger proposal will require the affirmative vote for the proposal by the holders of a majority of the Public Shares present (in person or represented by proxy) and entitled to vote on the proposal at the meeting. Abstentions will have the same effect as a vote “AGAINST” the merger proposal and broker non-votes, while considered present for the purposes of establishing a quorum, will have no effect on the merger proposal. You cannot seek conversion unless you affirmatively vote against the merger proposal.

Each of the charter amendment proposals will require the affirmative vote of the holders of a majority of Victory common stock outstanding on the record date. Because these proposals require the affirmative vote of a majority of the shares of common stock outstanding for approval, abstentions and shares not entitled to vote because of a broker non-vote will have the same effect as a vote against these proposals.

The approval of the stock plan proposal and adjournment proposal will require the affirmative vote of the holders of a majority of Victory’s common stock represented and entitled to vote thereon at the meeting. Abstentions are deemed entitled to vote on such proposal. Therefore, they have the same effect as a vote against either proposal. Broker non-votes are not deemed entitled to vote on such proposals and, therefore, they will have no effect on the vote on such proposals.

Directors are elected by a plurality. “Plurality” means that the individuals who receive the largest number of votes cast “FOR” are elected as directors. Consequently, any shares not voted “FOR” a particular nominee (whether as a result of abstentions, a direction to withhold authority or a broker non-vote) will not be counted in the nominee’s favor.

Voting Your Shares

Each share of Victory common stock that you own in your name entitles you to one vote. Your proxy card shows the number of shares of Victory’s common stock that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

There are two ways to vote your shares of Victory common stock at the special meeting:

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You Can Vote By Signing and Returning the Enclosed Proxy Card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by Victory’s board “FOR” the merger proposal, each of the charter amendment proposals, the stock plan proposal, the persons nominated by Victory’s management for election as directors and, if necessary, the adjournment proposal. Votes received after a matter has been voted upon at the special meeting will not be counted.

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You Can Attend the Special Meeting and Vote in Person. Victory will give you a ballot when you arrive. However, if your shares are held in the name of your broker, bank or another nominee, you must get a proxy from the broker, bank or other nominee. That is the only way Victory can be sure that the broker, bank or nominee has not already voted your shares.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•	you may send another proxy card with a later date;

•	you may notify Jonathan J. Ledecky, Victory’s president and secretary, in writing before the special meeting that you have revoked your proxy; or

•	you may attend the special meeting, revoke your proxy, and vote in person, as indicated above.

Who Can Answer Your Questions About Voting Your Shares

If you have any questions about how to vote or direct a vote in respect of your shares of Victory’s common stock, you may call [            , Victory’s proxy solicitor, at             , or] Jonathan J. Ledecky, Victory’s secretary, at (212) 521-4399.

Conversion Rights

Any of Victory’s stockholders holding Public Shares as of the record date who affirmatively vote their Public Shares against the merger proposal may also demand that such shares be converted into a pro rata portion of the trust account, calculated as of two business days prior to the consummation of the merger. If demand is properly made and the merger is consummated, these shares will be converted into a pro rata portion of funds deposited in the trust account plus interest, calculated as of such date.

Victory stockholders who seek to exercise this conversion right (“converting stockholders”) must affirmatively vote against the merger proposal. Abstentions and broker non-votes do not satisfy this requirement. Additionally, holders demanding conversion must deliver their shares (either physically or electronically using

Depository Trust Company’s DWAC (Deposit Withdrawal at Custodian) System) to Victory’s transfer agent prior to the meeting. If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be converted into cash.

If the holders of at least 6,600,000 or more Public Shares (an amount equal to 20% or more of the Public Shares) vote against the merger proposal and properly demand conversion of their shares, Victory will not be able to consummate the merger.

The closing bid price of Victory’s common stock on             , 2009 (the record date for the Victory special meeting) was $            . The cash held in the trust account on             , 2009 was approximately $             ($            per Public Share). Prior to exercising conversion rights, stockholders should verify the market price of Victory’s common stock as they may receive higher proceeds from the sale of their common stock in the public market than from exercising their conversion rights if the market price per share is higher than the conversion price. Victory cannot assure its stockholders that they will be able to sell their shares of Victory common stock in the open market, even if the market price per share is higher than the conversion price stated above, as there may not be sufficient liquidity in Victory’s securities when Victory’s stockholders wish to sell their shares.

If you exercise your conversion rights, then you will be exchanging your shares of Victory common stock for cash and will no longer own those shares. You will be entitled to receive cash for these shares only if you affirmatively vote against the merger proposal, properly demand conversion, and deliver your stock certificate (either physically or electronically) to Victory’s transfer agent prior to the meeting.

Appraisal Rights

Victory stockholders do not have appraisal rights in connection with the merger.

Proxy Solicitation Costs

Victory is soliciting proxies on behalf of its board of directors. All solicitation costs will be paid by Victory. This solicitation is being made by mail but also may be made by telephone or in person. Victory and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means, including email and facsimile.

[Victory has hired             to assist in the proxy solicitation process. It will pay that firm a fee of $            plus disbursements. Such payments will be made from non-trust account funds. If the merger is successfully closed, Victory will pay             an additional contingent fee of $            .]

Victory will ask banks, brokers and other institutions, nominees and fiduciaries to forward its proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Victory will reimburse them for their reasonable expenses.

Victory Founders

As of             , 2009, the record date for the Victory special meeting, the Victory Founders beneficially owned and were entitled to vote 7,500,000 Founders’ Shares. The Founders’ Shares constituted approximately 18.5% of the outstanding shares of Victory’s common stock immediately after the IPO (including shares of common stock issued pursuant to the exercise of the over-allotment option). In connection with Victory’s IPO, Victory and Citigroup entered into agreements with each of the Victory Founders pursuant to which each Victory Founder agreed to vote his, her or its Founders’ Shares on the merger proposal in accordance with the majority of the votes cast by the holders of Public Shares. The Victory Founders have indicated that they intend to vote their Founders’ Shares in favor of all other proposals being presented at the meeting. The Founders’ Shares have no liquidation rights and will be worthless if no business combination is effected by Victory. In connection with the IPO, the Victory Founders placed their Founders’ Shares in escrow with Continental Stock Transfer & Trust Company and agreed that they would not sell the Founders’ Shares until the earlier of twelve months after a business combination or Victory’s liquidation, subject to earlier release within such twelve month period if (i) Victory’s common stock having a last sales price equal to or exceeding $20.00 per share for any 20 trading days within any 30-trading day period following successful consummation of a business combination or (ii) Victory consummates a subsequent liquidation, merger, stock exchange or other similar transaction that results in all of Victory’s stockholders having the right to exchange their shares for cash, securities or other property. In connection with the merger, such individuals have agreed to the additional restriction that they will not be able to sell their Founders’ Shares until the 18-month anniversary of the consummation of the merger, subject to certain exceptions.

At any time prior to the special meeting, during a period when they are not then aware of any material nonpublic information regarding Victory or its securities, Victory, the Victory Founders, TouchTunes or the holders of common stock of TouchTunes and/or their respective affiliates may purchase shares from institutional and other investors, or execute agreements to purchase such shares from them in the future, or they or Victory may enter into transactions with such persons and others to provide them with incentives to acquire shares of Victory’s common stock or vote their shares in favor of the merger proposal. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that the holders of a majority of the Public Shares present (in person or represented by proxy) and entitled to vote on the merger proposal vote in its favor and that holders of fewer than 20% of the Public Shares vote against the merger proposal and demand conversion of their Public Shares into cash where it appears that such requirements would otherwise not be met.

If such transactions are effected, the consequence could be to cause the merger to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the merger proposal and other proposals and would likely increase the chances that such proposals would be approved. Moreover, any such purchases may make it less likely that the holders of 20% or more of the Public Shares will vote against the merger proposal and exercise their conversion rights.

As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. Victory will file a Current Report on Form 8-K to disclose arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the merger proposal or the conversion threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

It is possible that the special meeting could be adjourned to provide time to seek out and negotiate such transactions if, at the time of the meeting, it appears that the requisite vote will not be obtained or that the limitation on conversion will be exceeded, assuming that an adjournment proposal is presented and approved. Also, under Delaware law, the board of directors may postpone the meeting at any time prior to it being called to order in order to provide time to seek out and negotiate such transactions.

THE MERGER PROPOSAL

The discussion in this proxy statement/prospectus of the merger and the principal terms of the merger agreement by and among Victory, Merger Sub and TouchTunes is subject to, and is qualified in its entirety by reference to, the merger agreement. A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus and is incorporated into this proxy statement/prospectus by reference.

Structure of the Merger

The merger agreement provides for the merger of Merger Sub with and into TouchTunes with TouchTunes surviving the merger and becoming a wholly owned subsidiary of Victory. Thereafter, Victory will operate under the name “TouchTunes Corporation.” As a result of the merger, the holders of common stock of TouchTunes will receive 28,340,561 shares of Victory common stock. Additionally, all outstanding TouchTunes’ options and warrants shall be cancelled and substituted with options and warrants of similar tenor to purchase an aggregate of 6,605,978 shares of Victory common stock, of which options to purchase 4,659,579 shares are vested as of March 23, 2009. The holders of common stock of TouchTunes will also have the right to receive up to an additional 8,016,265 EBITDA Shares if the combined company’s EBITDA exceeds an aggregate of $50 million for any two consecutive quarters during the period ending on the fifth anniversary of the closing of the merger. The EBITDA Shares will be issued at the closing of the merger and will be placed in escrow until they are earned. If the EBITDA target is not met, the EBITDA Shares shall be returned to Victory for cancellation. If the EBITDA target is met, the TouchTunes’ options and warrants shall also be adjusted to purchase an additional 2,103,523 shares of Victory common stock, of which 1,483,736 EBITDA Shares relate to vested options as of March 23, 2009.

Interest of Victory Stockholders in the Merger

As a result of the merger, the present Victory stockholders (including the Victory Founders) will own approximately from 58.8% of the shares of Victory common stock outstanding after the merger (assuming that no holders of Public Shares vote against the merger proposal and elect to convert their Public Shares into cash in accordance with Victory’s amended and restated certificate of incorporation) to 54.5% of the shares of Victory common stock outstanding after the merger (assuming that the holders of 19.99% of Victory’s Public Shares vote against the merger proposal and elect to convert their Public Shares into cash).

Name; Headquarters; Stock Symbols

After completion of the merger:

•	the name of the publicly traded holding company will be TouchTunes Corporation;

•	the corporate headquarters and principal executive offices of Victory will be located at 740 Broadway, Suite 1102, New York, New York 10003; and

•

the parties intend to apply to have Victory’s common stock, warrants and units (each consisting of one share of common stock and one warrant), listed for trading on the Nasdaq Stock Market under the symbols             ,             .WS and             .U, respectively, after consummation of the merger.

Indemnification

To provide a fund for payment to Victory with respect to its post-closing rights to indemnification under the merger agreement for losses that it may sustain as a result of (i) the inaccuracy or breach of any representation or warranty made by TouchTunes in the merger agreement or any schedule or certificate delivered by them in connection with the merger agreement and (ii) the non-fulfillment or breach of any covenant or agreement made by TouchTunes in the merger agreement, the current holders of common stock of TouchTunes will place in escrow (with an independent escrow agent) an aggregate of 2,834,256 shares of Victory common stock, representing 10% of the shares to be issued in the merger, valued at $10.00 per share, which will be canceled to the extent that Victory has damages for which it is entitled to indemnification. Other than with respect to claims of fraud or intentional or willful misrepresentation or omission, the escrow will be the sole remedy for TouchTunes for its rights to indemnification pursuant to the merger agreement. Claims for indemnification may be asserted against the escrow by Victory once its damages exceed a deductible and will be reimbursable to the full extent of the damages in excess of such amount up to a maximum of the escrowed funds. Claims for indemnification may be asserted until thirty (30) days after the date on which Victory has filed its annual report on Form 10-K for the fiscal year ending December 31, 2009 but in no event later than April 30, 2010. A copy of the escrow agreement is attached to this proxy statement/prospectus as Annex D.

Employment Agreements

Upon completion of the merger, certain members of TouchTunes’ management will become officers of Victory. These officers are William Meder, who will serve as Chairman of the Board of Directors, President and Chief Executive Officer, David Schwartz, who will serve as Chief Financial Officer, Secretary and Treasurer, Ron Greenberg, who will serve as Chief Marketing Officer & Senior Vice President, Digital Media, Dan McAllister, who will serve as Senior Vice President, Sales, Geoff Mott, who will serve as Senior Vice President, Strategy and Business Development, Michael Tooker, who will serve a Senior Vice President, Technology and Operations, and Bob Weinschenk, who will serve as Senior Vice President, Barfly Division. Each of these persons has entered or will enter into an employment agreement with TouchTunes that will be assumed by Victory as a result of the merger, or in the case of new employment agreements, effective upon the merger. See the section entitled “Directors and Executive Officers of Victory Following the Merger — Employment Agreements.”

Lock-Up Agreements

Current holders of common stock of TouchTunes, who will be receiving approximately 79% of the shares of Victory common stock to be issued in the merger, have agreed not to sell their shares of Victory common stock they receive in the merger until the 18-month anniversary of the consummation of the merger, subject to certain exceptions; provided however that certain holders of TouchTunes common stock will be entitled to sell up to an aggregate of approximately 10% of the shares they receive in the merger at any time they wish. All other holders of common stock of TouchTunes, who will be receiving approximately 21% of the shares of Victory common stock to be issued in the merger, will be free to sell their shares at any time.

In connection with the IPO, the Victory Founders placed their Founders’ Shares in escrow with Continental Stock Transfer & Trust Company pursuant to a Stock Escrow Agreement dated as of April 24, 2007. Pursuant to this agreement, the Victory Founders agreed that they would not sell the Founders’ Shares until the earlier of twelve months after a business combination or Victory’s liquidation, subject to earlier release within such twelve month period if (i) Victory’s common stock having a last sales price equal to or exceeding $20.00 per share for any 20 trading days within any 30-trading day period following successful consummation of a business combination or (ii) Victory consummates a subsequent liquidation, merger, stock exchange or other similar transaction that results in all of Victory’s stockholders having the right to exchange their shares for cash, securities or other property. In connection with the merger, such individuals have agreed that they will not be able to sell their Founders’ Shares until the 18-month anniversary of the consummation of the merger, subject to certain exceptions.

A copy of the form of lock-up agreement that was entered into upon signing of the merger agreement by each holder of common stock of TouchTunes is attached to this proxy statement/prospectus as Annex D.

Voting Agreement

After the merger, if management’s nominees are elected, the directors of Victory will be Jonathan J. Ledecky, William J. Meder, David S. Carlick, Joe A. Katz, Patrick Gallagher and Richard Y. Roberts. David S. Carlick, Joel A. Katz, Patrick Gallagher and Richard Y. Roberts will be considered independent directors under applicable regulatory rules. Certain of the Victory Founders and certain stockholders of TouchTunes will enter into a voting agreement at the time of closing of the merger that will provide that they will vote their shares of

Victory common stock in favor of the election of four nominees of VantagePoint in classes B and C (one in Class B, three in Class C) in all elections through the annual meeting that will be held in 2012 (or earlier if VantagePoint owns less than 50% of the shares held by it upon Closing of the Merger). A copy of the form of voting agreement is attached to this proxy statement/prospectus as Annex G.

Background of the Merger

The terms of the merger agreement are the result of arms’-length negotiations between representatives of TouchTunes and Victory. The following is a brief discussion of the background of these negotiations, the merger agreement and related transactions.

Victory was formed on January 12, 2007 to effect a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business in any industry other than the franchising, financial services or healthcare industries. Victory completed its IPO on April 30, 2007, raising net proceeds of $316,661,329, including net proceeds from the sale of units on exercise of the underwriters’ over-allotment option. Of these net proceeds, $316,660,000 (including $10,560,000 of deferred underwriting commissions), together with $5,000,000 raised from the private sale of warrants (for a total of $321,660,000), was placed in a trust account. In accordance with Victory’s amended and restated certificate of incorporation, these funds will be released upon either its consummation of a business combination or its liquidation. Victory’s amended and restated certificate of incorporation provides that Victory must liquidate unless it has consummated a business combination by April 24, 2009. As of December 31, 2008, $330,144,884 was held in deposit in the trust account.

Promptly following the IPO of Victory, Victory contacted several investment bankers, private equity firms, consulting firms, legal and accounting firms, as well as numerous other business relationships. Through these and further efforts, Victory identified and reviewed information with respect to more than 250 potential target companies. On several occasions described below, Victory engaged in multiple meetings with potential targets and engaged in serious discussions with a select few highly profitable, rapidly expanding, global businesses.

In May 2007, Mr. Ledecky was introduced to a leading billion-dollar, vertically integrated apparel wholesaler, manufacturer and retailer by an investment-banking consultant. Throughout May and June 2007, Victory held multiple meetings with the target and its majority owner. This included due diligence visits to its domestic and international facilities and an extensive strategic and operational review. As a result of these meetings, investment bankers were retained, a non-binding letter of intent was negotiated and a definitive agreement was drafted. However, the majority owner of the business ultimately determined that he would receive a higher valuation for the business if he first completed joint venture agreements with one of the largest global retailers. As a result, negotiations ceased. Contact resumed between the parties at various times throughout 2007 and 2008 but the parties were never able to reach an agreement on a transaction.

In September 2007, Mr. Ledecky was contacted by an investment banker representing a second vertically integrated apparel manufacturer and retailer looking for substantial equity capital. Victory conducted extensive due diligence and held numerous meetings with the target. A letter of intent was negotiated and Victory held several meetings with the principal stockholders and board representatives of the target. On October 30, 2007, it was determined that the target’s board did not agree with Victory’s valuation of the business and discussions were halted. In June 2008, Victory was again approached by the target for further negotiations at a much lower valuation. Accordingly, Victory conducted another round of extensive due diligence. However, this due diligence revealed that the target had not met its earlier forecasts originally presented to Victory in the initial discussions. As a result, Victory determined not to proceed with the transaction.

In November 2007, Mr. Ledecky, met with a representative of an investment banking firm and the chairman of a multi-billion hedge fund to discuss SPACs and the track record of Victory’s principals. Messrs. Ledecky and Watson had a second meeting with the investment banker and additional principals from the hedge fund concerning that fund’s investment in a highly profitable company in the minerals industry. On several occasions in December 2007 and January 2008, Victory met with officials of the minerals company to discuss a potential transaction and to conduct due diligence. On December 19, 2007, a non-binding letter of intent was executed and a subsequent purchase and sale agreement was negotiated. The Victory board met on January 14, 2008 in Washington to consider the transaction and gave its preliminary approval subject to completion of due diligence and the negotiation of a definitive agreement relating to the transaction. However, prior to execution of a definitive agreement, the target received a bid from a third party conglomerate that provided greater consideration to the target. As a result, on January 31, 2008, the target announced that it had agreed to be purchased by this conglomerate and ended discussions with Victory.

In April 2008, Mr. Ledecky was contacted by a representative of an investment banking firm and the president of a firm in the mobile communications industry. Messrs. Ledecky and Watson received a presentation from this company about its history and future prospects which they reviewed. During May and June 2008, Victory conducted due diligence on the company and its management team and held several meetings with company officials. On June 5, 2008, a dinner meeting was held with several members of the target’s board of directors. Subsequent to that meeting, a non-binding letter of intent was drafted and negotiations for a definitive agreement ensued. However, after continued discussions, the parties determined that they could not agree on a valuation for the target and discussions ended.

In December 2008, Mr. Ledecky was contacted by the head of a leading independent film production company regarding the possibility of engaging in a transaction. The parties subsequently prepared a term sheet regarding the transaction and continued negotiations. On January 21 and 22, 2009, Mr. Ledecky conducted ongoing due diligence at the company’s corporate headquarters. At this time, Victory sent a draft of a merger agreement for review. Victory’s attorneys also subsequently prepared drafts of the other transaction documents which were submitted to the target, its attorneys and other representatives and were revised several times through the course of the negotiations, which took place by email and teleconference. On February 3, 2009, Victory’s board of directors held a meeting to consider the transaction. However, certain accounting issues caused the target to not be able to proceed with the transaction and discussions ended.

On February 27, 2009, Jon Ledecky received a call from a consultant at Constellation Consulting who indicated that he had a relationship with Rad Weaver. Mr. Weaver worked for a wealthy investor, Red McCombs, who had invested in a company called Barfly. TouchTunes had acquired Barfly in September 2008. The consultant inquired as to whether Mr. Ledecky would be receptive to a call from Mr. Weaver about a potential business combination between Victory and TouchTunes.

On February 28, 2009, Mr. Ledecky and Mr. Weaver held a telephone call to discuss the situation regarding the future of TouchTunes now that it owned the Barfly business. Mr. Weaver described the significant upside potential inherent in the 38,000-customer base of TouchTunes being customer targets for the Barfly system. Mr. Ledecky was impressed with the nature of the opportunity and discussed the condition of TouchTunes’ financial statements for inclusion in any proxy statement involving Victory.

On March 1 and 2, 2009, Mr. Ledecky held additional telephone calls with the consultant from Constellation and Mr. Weaver to discuss various accounting issues at TouchTunes and to find out additional information about TouchTunes. Mr. Weaver said that he would receive answers from TouchTunes’ management team regarding Mr. Ledecky’s inquiries and whether their major investor, VantagePoint Venture Partners, had an interest in proceeding with discussions.

On March 4, 2009, the consultant contacted Mr. Ledecky to indicate that TouchTunes was in fact interested in proceeding with discussions and was developing a set of information regarding TouchTunes if Victory was willing to execute a confidentiality agreement.

On March 6, 2009, Mr. Ledecky contacted Mr. Weaver to inquire as to his progress regarding the informational package and confidentiality agreement. Mr. Weaver indicated that he was continuing to have discussions with various officials of TouchTunes and its investors.

On March 9, 2009, Mr. Ledecky held a series of conference calls with Mr. Weaver and representatives of TouchTunes. Mr. Ledecky, Mr. Watson and consultants to Victory received a lengthy overview of the business from William Meder, chairman of the board and chief executive officer of TouchTunes, and Geoff Mott, a board member of TouchTunes. Mr. Ledecky then indicated that he would be willing to fly out with Mr. Watson the next day to visit with representatives of VantagePoint. Mr. Weaver called Mr. Ledecky later that day to say that Jon Quick and Alan Salzman of VantagePoint would be willing to meet on March 10, 2009. Mr. Ledecky and consultants to Victory then held a long conference call with Barfly division executive Bob Weinschenk that evening to discuss the future opportunities available from the Barfly/TouchTunes operations.

On March 10, 2009, Mr. Ledecky and Mr. Watson visited the headquarters of VantagePoint in San Bruno, California. They met with Mr. Weaver, Mr. Salzman, Mr. Mott and Mr. Quick, among others, with the consultant from Constellation participating telephonically. A discussion ensued for several hours concerning both Victory and how a such a company operated as well as a review of the TouchTunes business. After much discussion, Mr. Salzman outlined his general view of the valuation necessary to proceed with a transaction. Mr. Salzman indicated that if Victory was interested it should return with a term sheet outlining in detail a proposed transaction.

On March 11 through March 13, 2009, Mr. Ledecky and Mr. Watson along with the Victory consultants conducted an extensive review of TouchTunes’ operations, the industry in which it operated and other detailed due diligence investigations and background investigations.

On March 13, 2009, drafts of a merger agreement and proxy statement were circulated by Victory counsel to TouchTunes and its counsel. Mr. Ledecky and Mr. Watson then conducted a series of telephone conference calls with Mr. Salzman and Mr. Quick to go through the terms and conditions of a potential transaction.

On March 14, 2009, a series of additional negotiating sessions between Mssrs. Watson, Ledecky, Salzman and Quick transpired telephonically regarding various deal terms and conditions. A preliminary understanding of the specific deal terms was reached and counsels to both parties were instructed to revise the merger agreement and proxy statement accordingly.

On March 15 through March 18, 2009, the parties continued to negotiate various terms and conditions telephonically and continued their due diligence work. Multiple phone conferences transpired between Mssrs. Quick, Salzman, Mott, Ledecky, Watson and Meder during this period.

On March 19, 2009, Mr. Ledecky met in New York City with Mr. Meder, Mr. Mott and Mr. Quick to discuss the transaction. Mr. Ledecky then introduced these representatives of TouchTunes to several current investors of Victory who had executed confidentiality agreements with Victory to discuss the proposed transaction. Following those meetings, Mr. Ledecky had a separate dinner meeting with Mr. Quick to further review the results of the day and to continue negotiations on the transaction and the various documents supporting it.

On March 20, 2009, Mr. Ledecky met with Mr. Quick for lunch and then spent the entire day working with him to further refine the merger agreement and complete negotiation of various deal points.

On March 21, 2009, Mr. Ledecky received a call from Mr. Quick with several additional inquiries and negotiating points so that Mr. Quick could prepare for a meeting to discuss his findings with the TouchTunes board of directors.

On March 23, 2009, a meeting of the Victory board of directors was held. All directors attended, as did, by invitation, David Alan Miller, Brian L. Ross and Jeffrey M. Gallant of Graubard Miller. Prior to the meeting, copies of the most recent drafts of the significant transaction documents, in substantially final form, were delivered to the directors. After considerable review and discussion, the merger agreement and related documents were unanimously approved, subject to final negotiations and modifications, and the board determined to recommend the approval of the merger agreement.

The merger agreement was signed on March 23, 2009. Prior to the market open on March 24, 2009, Victory issued a press release and on March 24, 2009 filed a Current Report on Form 8-K announcing the execution of the merger agreement and discussing the terms of the merger agreement.

Victory’s Board of Directors’ Reasons for the Approval of the Merger

The final agreed-upon consideration in the merger agreement was determined by several factors. Victory’s board of directors reviewed industry and financial data in order to determine that the transaction terms were reasonable and that the merger was in the best interests of Victory’s stockholders.

Victory conducted a due diligence review of TouchTunes that included an industry analysis, a description of TouchTunes’ existing business model, a valuation analysis and financial projections in order to enable the board of directors to ascertain the reasonableness of the of consideration. During its negotiations with TouchTunes, Victory did not receive consulting services from any unrelated financial advisors because its officers and directors believe that their experience and backgrounds were sufficient to enable them to make the necessary analysis and determinations.

The management of Victory, including members of its board of directors, has long and diverse experience in operational management, investments and financial management and analysis. In the opinion of Victory, it is well qualified to conduct the due diligence and other investigations and analyses required in connection with the search for a merger partner. Eric J. Watson, Victory’s chairman and treasurer, Jonathan J. Ledecky, Victory’s president and secretary, Jay H. Nussbaum, Kerry Kennedy, Robert B. Hersov, Edward J. Mathias and Richard Y. Roberts, each a director of Victory, were officers and directors of Endeavor Acquisition Corp., a special purpose acquisition company, which successfully consummated a merger with American Apparel, Inc. on December 12, 2007. Eric J. Watson and Jonathan J. Ledecky have substantial experience in identifying, acquiring and operating a wide variety of service businesses. Together, they have been personally involved in the formation of over 25 companies and such companies have made over 400 acquisitions. In all of these transactions, each of Messrs. Watson and Ledecky was involved, either directly or in a supervisory capacity, in searching for targets, conducting due diligence, negotiating the terms of the acquisitions and consummating such transactions. Additionally, members of Victory’s board are experienced in the investment, securities and capital management industries. Victory believes that this experience makes Victory’s management and board highly qualified to render an opinion on the merits of this transaction.

The Victory board of directors concluded that the merger agreement with TouchTunes is in the best interests of Victory’s stockholders. In reaching this conclusion, it considered a wide variety of factors. In light of the complexity of those factors, the board did not consider it practicable to quantify or otherwise assign relative weights to the specific factors it considered in reaching its decision. In addition, individual members of the board may have given different weight to different factors. In considering the merger, the board of directors gave considerable weight to the following factors:

TouchTunes’ Record of Growth and Potential for Future Growth

Important criteria to Victory’s board of directors in identifying an acquisition target were that the target business had established business operations, that it was generating stable current revenues, and that it had what the board believed to be the potential to experience growth in EBITDA and earnings per share in the future. Victory’s board of directors believes that TouchTunes has the appropriate infrastructure in place and is well positioned in its industry to achieve organic growth through the integration of the Barfly and PlayporTT systems into TouchTunes’ established network. The board’s belief in TouchTunes’ growth potential is based on TouchTunes historical growth rate in its jukebox segment and the positive overall industry dynamics in the out-of-home interactive entertainment network industry. TouchTunes has been able to increase the number of its installed jukebox locations from 15,000 locations in 2005 to over 36,500 locations in 2008. During the last three years, TouchTunes installed over 6,000-plus digital jukebox units per year. Victory’s board of directors believes that this installed base, combined with the capital provided by Victory, will accelerate the ability of TouchTunes to implement a national rollout of the Barfly and PlayporTT systems.

The Experience of TouchTunes’ Management

Another important criteria to Victory’s board of directors in identifying an acquisition target was that the target business has a seasoned operations team with specialized knowledge of the markets within which it operates. Victory’s board of directors believes that the management teams at TouchTunes leading the jukebox, Barfly and PlayporTT initiatives have unique expertise in both the technological aspects of the products and their successful development, sales, marketing and product innovation.

Financial Condition and Results of Operations

TouchTunes current financial condition and results of operations was another important criteria to Victory’s board of directors. TouchTunes initially incurred losses in installing jukeboxes in order to gain multi-year contracts, leading to recurring revenue streams from song plays. This enabled TouchTunes to gain a 64% market share in the digital jukebox market and to shift its strategy to making a profit on both the equipment and the play of songs. The Board considered the value of TouchTunes having 700 million songs played annually on its jukeboxes. This ranks TouchTunes as the number two provider of digital music in the world behind Apple’s iTunes system. TouchTunes recorded on average $9,000 in gross revenues per jukebox and received approximately 20% of that revenue stream. Its industry leadership within an otherwise fragmented distribution channel has led it to work with 21 distributors and over 2,800 Operators. As a result of this strategy, after several years of losses, TouchTunes recorded positive EBITDA of approximately $7.6 million in 2008. This growth is consistent with its 2009 sales revenue forecast of $98.1 million and EBITDA of $23.5 million without the use of any capital provided from the proposed merger with Victory.

Valuation

The Victory board considered the value of TouchTunes in relation to its growth potential and found it to be compelling. Given the unique nature of both the existing TouchTunes business and its Barfly and PlayporTT initiatives, the Victory board did not have a directly related public or private comparable company with which to value the TouchTunes transaction. In addition, the board relied upon base case projections from TouchTunes that showed a compound annual growth rate of 29% in revenue and 110% in EBITDA from 2008 through 2011. During this period, EBITDA is forecasted to increase from $7.6 million in 2008 to $70.4 million in 2011, while revenues increase from $85.0 million in 2008 to $182.0 million in 2011. The Victory board studied the projected trajectory of the business and concluded that the majority of the revenue and EBITDA growth in the baseline projections came from the existing digital jukebox business. The jukebox business projections tracked historical play-amounts consistent with historical performance. These baseline projections provided an underpinning to a multi-hundred million dollar valuation by the Victory board for TouchTunes’ jukebox business alone, based on discounted cash flow, normalized market EBITDA multiples and revenue multiples used for companies with growth potential on top of an existing positive EBITDA business.

In addition to baseline projections for the jukebox business, the Victory board reviewed the baseline projections of the Barfly and PlayporTT business segments. Data was presented to the Victory board showing Barfly trial data for initial units and orders for PlayporTT units from both restaurant chains in the United States and Canada. The Victory Board assessed the initial market acceptance of PlayporTT, with approximately 1,500 units scheduled for installation by the end of the first half of 2009, and the scalability of the Barfly system. The Victory board also made its own assessment of potential advertising revenues, given the desirability of the target demographic of 21-34 year-olds in bars, that could be achieved using digital jukeboxes in service, in addition to the potential installed base of Barfly and PlayporTT units.

The forecasts reviewed by Victory’s board did not include the potential impact on both sales and EBITDA through the use of up to approximately $310 million of Victory’s equity capital. Victory’s board evaluated the use of this capital to continue the expansion of the jukebox segment while accelerating the rollout of the Barfly and PlayporTT systems.

The Board evaluated the revenues that could be achieved if TouchTunes installs different numbers of digital jukeboxes, PlayPorTT and Barfly units, based on assumed per-unit revenue projections multiplied by hypothetical numbers of installed units. Per-unit revenue projections for digital jukeboxes are based on TouchTunes’ historical results for those systems, without assumption of advertising revenues on jukeboxes. Per-unit revenue projections for PlayPorTT units are based on the results produced by a limited trial of 350 units used for approximately three months. Per-unit Barfly advertising inventory value projections are based on a single study and business model and are not yet supported by actual results. This business model uses observed traffic volumes and assumes a CPM of $1.00. The number of installed units assumed was merely to demonstrate what could be installed, and was not based on a projection of the number of units which would be installed at any point in time.

The following chart illustrates, without projecting, the potential revenues which TouchTunes could achieve, subject to the limitations described above:

Given the board’s significant transaction experience, and in the case of several directors, direct operating experience in high growth industries, the Board agreed with Victory management that it had negotiated terms which they felt were in the best interest of Victory stockholders.

The forecasts of TouchTunes’ future operating results are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond TouchTunes’ control. While all projections are necessarily speculative, Victory believes that the prospective financial information covering periods beyond twelve months from its date of preparation carries increasingly higher levels of uncertainty and should be read in that context. There will be differences between actual and projected results, and actual results may be materially greater or materially less than those reflected by the projections. The inclusion of the projections in this proxy statement/prospectus should not be regarded as an indication that Victory, TouchTunes or their respective representatives considered or consider the forecasts to be a reliable prediction of future events, and reliance should not be placed on the forecasts.

The forecasts were disclosed to Victory for use as one of many factors in its overall evaluation of TouchTunes, and are included in this proxy statement/prospectus solely for that reason. Neither TouchTunes’ management nor any of its representatives has made or makes any representation to any person regarding the ultimate performance of TouchTunes compared to the information contained in the forecasts, and none of them intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the forecasts are shown to be in error. Accordingly, they should not be looked upon as “guidance” of any sort. TouchTunes will not refer back to these forecasts in its future periodic reports filed under the Exchange Act.

TouchTunes’ registered independent public accounting firm has neither examined nor compiled the projections and, accordingly, they do not express an opinion or any other form of assurance with respect thereto.

Satisfaction of 80% Test

It is a requirement that any business acquired by Victory have a fair market value equal to at least 80% of Victory’s trust account balance (excluding amounts payable for deferred underwriting discounts and commissions) at the time of such acquisition. Based on the financial analysis of TouchTunes generally used to approve the transaction, including a comparison of comparable companies and a discounted cash flow analysis, the Victory board of directors determined that this requirement was met. The Victory board of directors believes because of the financial skills and background of its directors, it was qualified to conclude that the acquisition of TouchTunes met this requirement.

Interests of Victory’s Directors and Officers and Others in the Merger

In considering the recommendation of the board of directors of Victory to vote for the proposal to approve the merger proposal, you should be aware that certain Victory directors and officers have agreements or arrangements that provide them with interests in the merger that differ from, or are in addition to, those of Victory stockholders generally. In particular:

When you consider the recommendation of Victory’s board of directors in favor of approval of the merger proposal, you should keep in mind that Victory’s directors and officers have interests in the merger transaction that are different from, or in addition to, your interests as a stockholder. These interests include, among other things:

•

If the merger is not consummated by April 24, 2009, Victory’s amended and restated certificate of incorporation provides that it will automatically be liquidated. In such event, the 7,500,000 Founders’ Shares held by Victory’s directors and officers that were acquired before the IPO for an aggregate purchase price of $25,000 would be worthless because Victory’s directors and officers are not entitled to receive any of the liquidation proceeds with respect to such shares. Such shares had an aggregate market value of $            based upon the closing bid price of $            on the NYSE Amex on             , 2009, the record date for the Victory special meeting.

•

Eric J. Watson and Jonathan J. Ledecky also purchased 5,000,000 Sponsors’ Warrants, for an aggregate purchase price of $5,000,000 (or $1.00 per warrant) pursuant to agreements with Victory and Citigroup and entered into in connection with Victory’s IPO. These purchases took place on a private placement basis simultaneously with the consummation of Victory’s IPO. All of the proceeds Victory received from these purchases were placed in Victory’s trust fund. The Sponsors’ Warrants are identical to the Victory warrants except that the warrants will not be transferable or salable by Messrs. Watson and Ledecky (except in certain limited circumstances such as to relatives and trusts for estate planning purposes, providing the transferee agrees to be bound by the transfer restrictions) until Victory completes a business combination and if Victory calls the warrants for redemption, the Sponsors’ Warrants will not be redeemable so long as such warrants are held by Messrs. Watson or Ledecky or their affiliates, including any permitted transferees. All of the Sponsors’ Warrants will become worthless if the merger is not consummated and Victory is liquidated (as will the public warrants). Such Sponsors’ Warrants had an aggregate market value of $            , based on the closing bid price of $            on the NYSE Amex on             , 2009, the record date for the Victory special meeting.

•

The transactions contemplated by the merger agreement provide that each of Jonathan J. Ledecky and Richard Y. Roberts will be a director of Victory after the closing of the merger. As such, in the future they will receive any cash fees, stock options or stock awards that the Victory board of directors determines to pay to its non-executive directors.

•

If Victory liquidates prior to the consummation of a business combination, Eric J. Watson, Victory’s chairman and treasurer, and Jonathan J. Ledecky, Victory’s president and secretary, will be personally liable to pay debts and obligations to vendors and other entities that are owed money by Victory for services rendered or products sold to Victory, or to any target business, to the extent such creditors bring claims that would otherwise require payment from monies in the trust account, but only if such entities did not execute a waiver. Based on Victory’s estimated debts and obligations, it is not currently expected that Messrs. Watson and Ledecky will have any exposure under this arrangement in the event of a liquidation.

•

If Victory is required to be liquidated and there are no funds remaining to pay the costs associated with the implementation and completion of such liquidation, Eric J. Watson and Jonathan J. Ledecky have agreed to advance Victory the funds necessary to pay such costs and complete such liquidation (currently anticipated to be no more than approximately $15,000) and not to seek repayment for such expenses.

Additionally, upon consummation of the merger, the underwriters in Victory’s IPO will be entitled to receive $10,560,000 of deferred underwriting commissions. Furthermore, Messrs. Watson and Ledecky have agreed to transfer an aggregate of 300,000 shares of common stock of Victory to Constellation for providing consulting services in connection with the transaction. Additionally, Messrs. Watson and Ledecky have agreed to transfer an aggregate of 100,000 shares to two consultants of Victory that were entitled to such shares being issued directly by Victory. As a result, such shares will not be issued by Victory. Neither the consultants, the underwriters nor Constellation will receive anything if the merger is not consummated.

Recommendation of Victory’s Board of Directors

After careful consideration of the matters described above, particularly TouchTunes’ record of growth, high return on equity, potential for growth and profitability, the experience of TouchTunes’ management, the company’s competitive positioning, its customer and labor relationships, and technical skills, Victory’s board of directors determined unanimously that the merger proposal is fair to and in the best interests of Victory and its stockholders. Victory’s board of directors has approved and declared advisable and unanimously recommend that you vote or give instructions to vote “FOR” the merger proposal.

The foregoing discussion of the information and factors considered by the Victory board of directors is not meant to be exhaustive, but includes the material information and factors considered by the Victory board of directors.

Material Federal Income Tax Consequences of the Merger to Victory and Its Stockholders

The following section is a summary of the opinion of Graubard Miller, counsel to Victory, regarding material United States federal income tax consequences of the merger to holders of Victory common stock. This discussion addresses only those Victory security holders that hold their securities as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (“the Code”), and does not address all the United States federal income tax consequences that may be relevant to particular holders in light of their individual circumstances or to holders that are subject to special rules, such as:

•	financial institutions;

•	investors in pass-through entities;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	persons that hold Victory common stock as part of a straddle, hedge, constructive sale or conversion transaction; and

•	persons who are not citizens or residents of the United States.

The Graubard Miller opinion is based upon the Code, applicable treasury regulations thereunder, published rulings and court decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Tax considerations under state, local and foreign laws, or federal laws other than those pertaining to the income tax, are not addressed.

Neither Victory nor TouchTunes intends to request any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the merger.

It is the opinion of Graubard Miller that the merger of Merger Sub will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and that no gain or loss will be recognized by Victory or by the stockholders of Victory if their conversion rights are not exercised.

It is also the opinion of Graubard Miller that a stockholder of Victory who exercises conversion rights and effects a termination of the stockholder’s interest in Victory will be required to recognize gain or loss upon the exchange of that stockholder’s shares of common stock of Victory for cash. Such gain or loss will be measured by the difference between the amount of cash received and the tax basis of that stockholder’s shares of Victory common stock. This gain or loss will be a capital gain or loss if such shares were held as a capital asset on the date of the merger and will be a long-term capital gain or loss if the holding period for the share of Victory common stock is more than one year.

The conclusions expressed above are based on current law. Future legislative, administrative or judicial changes or interpretations, which can apply retroactively, could affect the accuracy of those conclusions. The tax opinion issued to Victory by Graubard Miller, its counsel, is attached to this proxy statement/prospectus as Annex E. Graubard Miller has consented to the use of its opinion in this proxy statement/prospectus.

This discussion is intended to provide only a summary of the material United States federal income tax consequences of the merger. It does not address tax consequences that may vary with, or are contingent on, your individual circumstances. In addition, the discussion does not address any non-income tax or any foreign, state or local tax consequences of the merger. Accordingly, you are strongly urged to consult with your tax advisor to determine the particular United States federal, state, local or foreign income or other tax consequences to you of the merger.

Anticipated Accounting Treatment

The acquisition will be accounted for as a “reverse merger” and recapitalization since immediately following the completion of the transaction, the shareholders of TouchTunes immediately prior to the business combination will have effective control of Victory through its approximately 41.2% shareholder interest in the combined entity, assuming no share conversions (45.5% in the event of maximum share conversion), which includes its largest principal shareholder owning approximately     % of the TouchTunes shareholder interest. In addition, through TouchTunes’ 41.2% shareholder interest TouchTunes will maintain effective control of the combined entity through control of a substantial proportion of the board of directors by maintaining four of the seven board seats for an expected term of three years. Additionally, all of TouchTunes senior executive positions will continue on as management of the combined entity after consummation of the transaction. For accounting purposes, TouchTunes will be deemed to be the accounting acquirer in the transaction and, consequently, the transaction will be treated as a recapitalization of TouchTunes. Accordingly, TouchTune’s assets, liabilities and results of operations will become the historical financial statements of the registrant, and Victory’s assets, liabilities and results of operations will be consolidated with TouchTunes effective as of the acquisition date. No step-up in basis or intangible assets or goodwill will be recorded in this transaction.

Regulatory Matters

The merger and the transactions contemplated by the merger agreement are not subject to any additional federal or state regulatory requirement or approval, except for the HSR Act and for filings with the State of Delaware necessary to effectuate the merger.

Required Vote

The approval of the merger proposal will require the affirmative vote of the holders of a majority of the Public Shares present (in person or represented by proxy) and entitled to vote at the Victory special meeting.

THE VICTORY BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE VICTORY STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE MERGER PROPOSAL.

THE MERGER AGREEMENT

For a discussion of the merger structure, merger consideration and indemnification provisions of the merger agreement, see the section entitled “The Merger Proposal.” Such discussion and the following summary of other material provisions of the merger agreement is qualified by reference to the complete text of the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus and is incorporated herein by reference. All stockholders are encouraged to read the merger agreement in its entirety for a more complete description of the terms and conditions of the merger.

Closing and Effective Time of the Merger

The closing of the merger will take place promptly following the satisfaction of the conditions described below under the subsection entitled “Conditions to the Closing of the Merger,” unless Victory and TouchTunes agree in writing to another time. The merger is expected to be consummated promptly after the special meeting of Victory’s stockholders described in this proxy statement/prospectus.

Representations and Warranties

The merger agreement contains customary representations and warranties of each of Victory and TouchTunes relating, among other things, to:

•	proper organization and similar limited liability and corporate matters;

•	capital structure of each constituent company;

•	the authorization, performance and enforceability of the merger agreement;

•	taxes;

•	financial statements, information and absence of undisclosed liabilities;

•	holding of leases and ownership of other properties, including intellectual property;

•	contracts;

•	title to, and condition of, properties and assets and environmental and other conditions thereof;

•	absence of certain changes;

•	employee matters;

•	compliance with laws;

•	litigation; and

•	regulatory matters.

Covenants

The parties have each agreed to take such actions as are necessary, proper or advisable to consummate the merger. Victory and TouchTunes each also have agreed to continue to operate their respective businesses in the ordinary course prior to the closing and, unless otherwise required or permitted under the merger agreement, not to take the following actions, among others, without the prior written consent of the other party:

•

waive any stock repurchase rights, accelerate, amend or (except as specifically provided for in the merger agreement) change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant, director or other stock plans or authorize cash payments in exchange for any options granted under any of such plans;

•

grant any severance or termination pay to any officer or employee (other than severance or termination pay to an employee consistent with past practices or as identified in schedules to the merger agreement) except pursuant to applicable law, written agreements outstanding, or policies currently existing and disclosed to the other party, or adopt any new severance plan, or amend or modify or alter in any manner any severance plan, agreement or arrangement;

•

transfer or license to any person or otherwise extend, amend or modify any material rights to any intellectual property or enter into grants to transfer or license to any person future patent rights, other than in the ordinary course of business consistent with past practices provided that in no event will either party license on an exclusive basis or sell any of its intellectual property;

•

declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

•	purchase, redeem or otherwise acquire, directly or indirectly, any shares of its own capital stock or other equity securities or ownership interests;

•

except as contemplated by the merger agreement, issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of its capital stock or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of its capital stock or other equity securities or ownership interests, or subscriptions, rights, warrants or options to acquire any shares of its capital stock or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of its capital stock or other equity securities or other ownership interests, or enter into other agreements or commitments of any character obligating it to issue any such shares, equity securities or other ownership interests or convertible or exchangeable securities;

•	amend its charter documents;

•

acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to its business, or enter into any joint ventures, strategic partnerships or alliances or other arrangements that provide for exclusivity of territory or otherwise restrict such party’s ability to compete or to offer or sell any products or services;

•

sell, lease, license, encumber or otherwise dispose of any properties or assets, except (i) sales of inventory in the ordinary course of business consistent with past practice, and (ii) the sale, lease or disposition (other than through licensing) of property or assets that are not material, individually or in the aggregate, to the business of such party;

•

except with respect to Victory as permitted pursuant to the merger agreement, incur any indebtedness for borrowed money or guarantee any such indebtedness of another person or persons, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Victory or TouchTunes, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing;

•

adopt or amend any employee benefit plan, policy or arrangement, any employee stock purchase or employee incentive stock option plan, or enter into any employment contract or collective bargaining agreement (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable “at will”), pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants, except in the ordinary course of business consistent with past practices or to conform to the requirements of any applicable law;

•

pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), or litigation (whether or not commenced prior to the date of the merger agreement) other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practices or in accordance with their terms, of liabilities previously disclosed in financial statements to the other party in connection with the merger agreement or incurred since the date of such financial statements, or waive the benefits of, agree to modify in any manner, terminate, release any person from or knowingly fail to enforce any confidentiality or similar agreement to which it is a party or of which it is a beneficiary;

•

except in the ordinary course of business consistent with past practices, modify, amend or terminate any material contract, or waive, delay the exercise of, release or assign any material rights or claims thereunder;

•	except as required by U.S. GAAP, revalue any of its assets or make any change in accounting methods, principles or practices;

•

except in the ordinary course of business consistent with past practices, incur or enter into any agreement, contract or commitment requiring such party to pay in excess of $100,000 in any 12 month period;

•	settle any litigation where an officer, director or stockholder is a party or the consideration is anything other than monetary in an amount of more than $100,000;

•

make or rescind any tax elections that, individually or in the aggregate, could be reasonably likely to adversely affect in any material respect the tax liability or tax attributes of such party, settle or compromise any material income tax liability or, except as required by applicable law, materially change any method of accounting for tax purposes or prepare or file any return in a manner inconsistent with past practice;

•

take any action not provided for or contemplated in the merger agreement that would cause the merger to fail to qualify, as a tax-free reorganization within the meaning of Section 368(a) of the tax code;

•	form or establish any subsidiary except in the ordinary course of business consistent with prior practice or as contemplated by the merger agreement;

•

permit any person or entity to exercise any of its discretionary rights under any employee benefit plan to provide for the automatic acceleration of any outstanding options, the termination of any outstanding repurchase rights or the termination of any cancellation rights issued pursuant to such plans;

•	make capital expenditures except in accordance with prudent business and operational practices consistent with prior practice;

•	make or omit to take any action that would be reasonably anticipated to have a material adverse effect;

•

enter into any transaction with or distribute or advance any assets or property to any of its officers, directors, partners, stockholders, managers, stockholders or other affiliates other than the payment of salary and benefits and tax distributions in the ordinary course of business consistent with prior practice; or

•	agree in writing or otherwise agree, commit or resolve to take any of the foregoing actions.

The merger agreement also contains additional covenants of the parties, including covenants providing for:

•

the parties to use commercially reasonable best efforts to obtain all necessary approvals from governmental agencies and other third parties that are required for the consummation of the transactions contemplated by the merger agreement;

•	the protection of confidential information of the parties and, subject to the confidentiality requirements, the provision of reasonable access to information;

•

Victory and TouchTunes to prepare and file a registration statement, which shall contain this proxy statement/prospectus, to register, under the Securities Act, the shares that will be issued to the holders of common stock of TouchTunes pursuant to the merger, and to solicit proxies from the Victory stockholders to vote on the proposals that will be presented for consideration at the special meeting;

•

TouchTunes to waive its rights to make claims against Victory to collect from the trust fund established for the benefit of the holders of the Public Shares for any monies that may be owed to it by Victory; and

•	TouchTunes to provide periodic financial information to Victory through the closing.

Conditions to Closing of the Merger

General Conditions

Consummation of the merger is conditioned on (i) the holders of the Public Shares, at a meeting called for this and other related purposes, approving the merger proposal and each of the charter amendment proposals and (ii) the holders of fewer than 20% of the Public Shares voting against the merger and properly demanding that their Public Shares be converted into a pro-rata portion of the trust account, calculated as of two business days prior to the anticipated consummation of the merger.

In addition, the consummation of the transactions contemplated by the merger agreement is conditioned upon, among other things:

•	no order, stay, judgment or decree being issued by any governmental authority preventing, restraining or prohibiting in whole or in part, the consummation of such transactions;

•	the execution by and delivery to each party of each of the various transaction documents;

•

the delivery by each party to the other party of a certificate to the effect that the representations and warranties of each party are true and correct in all material respects as of the closing and all covenants contained in the merger agreement have been materially complied with by each party;

•

the receipt of all necessary consents and approvals by third parties and the completion of necessary proceedings in compliance with the rules and regulations of each jurisdiction having jurisdiction over the subject matters; and

•	the lock-up agreements and the escrow agreements shall have been executed and delivered by the parties thereto.

TouchTunes’ Conditions to Closing

The obligations of TouchTunes to consummate the transactions contemplated by the merger agreement also are conditioned upon, among other things,

•	there being no material adverse change in the business of Victory since the date of the merger agreement;

•	specified officers and directors of Victory shall have resigned from their positions;

•

receipt by TouchTunes of an opinion from its counsel (or, in certain circumstances, Victory’s counsel) that the merger qualifies as a reorganization under Section 368(a) of the Internal Revenue Code and that each of Victory and TouchTunes is a party to the reorganization within the meaning of Section 368(b) of the Internal Revenue Code; and

•	Victory being in compliance with the reporting requirements under the Securities Act and the Exchange Act.

Victory’s Conditions to Closing

The obligations of Victory to consummate the transactions contemplated by the merger agreement also are conditioned upon each of the following, among other things:

•	there shall have been no material adverse change in the business of TouchTunes since the date of the merger agreement;

•	repayment of all outstanding indebtedness owed by TouchTunes’ insiders;

•	receipt of TouchTunes’ audited financial statements; and

•	exercise of dissenter rights by stockholders owning no more than 5% of the total outstanding amount of Victory common stock.

Waiver

If permitted under applicable law, either Victory or TouchTunes may waive any inaccuracies in the representations and warranties made to such party contained in the merger agreement or in any document delivered pursuant to the merger agreement and waive compliance with any agreements or conditions for the benefit of itself or such party contained in the merger agreement or in any document delivered pursuant to the merger agreement. The condition requiring that the holders of fewer than 20% of the Public Shares affirmatively vote against the merger proposal and demand conversion of their shares into cash may not be waived. There can be no assurance that all of the conditions will be satisfied or waived.

At any time prior to the closing, either Victory or TouchTunes may, in writing, to the extent legally allowed, extend the time for the performance of any of the obligations or other acts of the other parties to the merger agreement.

The existence of the financial and personal interests of the directors may result in a conflict of interest on the part of one or more of them between what he may believe is best for Victory and what he may believe is best for himself in determining whether or not to grant a waiver in a specific situation.

Termination

The merger agreement may be terminated at any time, but not later than the closing, as follows:

•	by mutual written agreement of Victory and TouchTunes;

•

by either Victory or TouchTunes if the merger is not consummated by the date Victory is required to liquidate, provided that such termination is not available to a party whose action or failure to act has been a principal cause of or resulted in the failure of the merger to be consummated before such date and such action or failure to act is a breach of the merger agreement;

•

by either Victory or TouchTunes if a governmental entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the merger, which order, decree, judgment, ruling or other action is final and nonappealable;

•

by either Victory or TouchTunes if the other party has breached any of its covenants or representations and warranties in any material respect and has not cured its breach within thirty days of the notice of an intent to terminate, provided that the terminating party is itself not in breach; and

•

by either Victory or TouchTunes if, at the Victory stockholder meeting, the merger agreement shall fail to be approved by the affirmative vote of the holders of a majority of the Public Shares present (in person or represented by proxy) and entitled to vote at the meeting or the holders of 20% or more of the Public Shares exercise conversion rights.

Effect of Termination

In the event of proper termination by either Victory or TouchTunes, the merger agreement will become void and have no effect, without any liability or obligation on the part of Victory or TouchTunes, except that:

•	The confidentiality obligations set forth in the merger agreement will survive;

•

The waiver by TouchTunes of all rights against Victory to collect from the trust account any monies that may be owed to it by Victory for any reason whatsoever, including but not limited to a breach of the merger agreement, and the acknowledgement that TouchTunes will not seek recourse against the trust account for any reason whatsoever, will survive;

•	the rights of the parties to bring actions against each other for breach of the merger agreement will survive; and

•	the fees and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expenses.

Fees and Expenses

All fees and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expenses whether or not the merger agreement is consummated, except that Victory agreed to pay up to $250,000 in legal expenses incurred with the proposed merger irrespective of whether the merger is consummated.

Confidentiality; Access to Information

Victory and TouchTunes will afford to the other party and its financial advisors, accountants, counsel and other representatives prior to the completion of the merger reasonable access during normal business hours, upon reasonable notice, to all of their respective properties, books, records and personnel to obtain all information concerning the business, including the status of product development efforts, properties, results of operations and personnel, as each party may reasonably request. Victory and TouchTunes will maintain in confidence any non-public information received from the other party, and use such non-public information only for purposes of consummating the transactions contemplated by the merger agreement.

Amendments

The merger agreement may be amended by the parties thereto at any time by execution of an instrument in writing signed on behalf of each of the parties.

Public Announcements

The parties have agreed that until closing or termination of the merger agreement, the parties will:

•	cooperate in good faith to jointly prepare all press releases and public announcements pertaining to the merger agreement and the transactions governed by it; and

•

not issue or otherwise make any public announcement or communication pertaining to the merger agreement or the transaction without the prior consent of the other party, which shall not be unreasonably withheld by the other party, except as may be required by applicable law or court process.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(IN THOUSANDS OF DOLLARS)

The following unaudited pro forma condensed combined balance sheet combines Victory’s historical balance sheet and those of TouchTunes as of December 31, 2008, giving effect to the transactions described in the Merger Agreement as if they had occurred on December 31, 2008. The following unaudited pro forma condensed combined statements of operations combine Victory’s historical statement of operations for the year ended December 31, 2008 with those of TouchTunes companies for the year ended December 31, 2008, in each case giving effect to the acquisition as if it had occurred on January 1, 2008.

The acquisition will be accounted for as a “reverse merger” and recapitalization since the stockholders of TouchTunes will own a large percentage of the outstanding shares of the common stock as well as control a majority of the board of directors immediately following the completion of the transaction. TouchTunes will be deemed to be the accounting acquirer in the transaction and, consequently, the transaction is treated as a recapitalization of TouchTunes. Accordingly, the assets and liabilities and the historical results of operations that are reflected in the unaudited pro forma condensed financial statements are those of TouchTunes and are recorded at the historical cost basis of TouchTunes. Victory’s assets, liabilities and results of operations will be consolidated with the assets, liabilities and results of operations of TouchTunes after consummation of the acquisition.

The pro forma adjustments give effect to events that are directly attributable to the transactions discussed below that have a continuing impact on the operations of Victory and are based on available data and certain assumptions that management believes are factually supportable.

The unaudited pro forma condensed combined financial statements described above should be read in conjunction with Victory’s historical financial statements and those of TouchTunes companies and the related notes thereto. The pro forma adjustments are preliminary and the unaudited pro forma information is not necessarily indicative of the financial position or results of operations that may have actually occurred had the acquisition taken place on the dates noted, or of Victory’s future financial position or operating results.

On March 23, 2009, Victory entered into an agreement and plan of reorganization by which it will acquire TouchTunes. In exchange for all of the securities of TouchTunes, Victory will issue 28,340,561 shares of its common stock.

Consummation of the acquisition is conditioned upon, among other things, the Victory stockholders adopting and approving the acquisition agreement. If Victory stockholders owning 20% or more of Victory common stock sold in the IPO vote against the acquisition and exercise their right to convert their shares of Victory common stock issued in the IPO into a pro rata portion of the funds held in the trust account, then the acquisition cannot be consummated. Consequently, up to 6,599,999 shares of Victory common stock, representing 19.99% of the 33,000,000 shares of Victory common stock issued in Victory’s IPO are subject to possible conversion in this manner. This would represent an aggregate maximum conversion amount of approximately $66.0 million as of December 31, 2008.

The following unaudited pro forma financial statements have been prepared using two different assumptions with respect to the number of outstanding shares of Victory stock and cash, as follows:

•	assuming no conversions — this presentation assumes that no stockholders of Victory seek to convert their shares into a pro rata share of the trust account;

•	assuming maximum conversions — this presentation assumes stockholders of Victory owning 19.99% of the stock sold in Victory’s initial public offering seek conversion.

We are providing this information to aid you in your analysis of the financial aspects of the acquisition. The unaudited pro forma condensed combined financial statements described above should be read in conjunction with Victory’s historical financial statements and those of TouchTunes companies and the related notes thereto. The pro forma adjustments are preliminary and the unaudited pro forma information is not necessarily indicative of the financial position or results of operations that may have actually occurred had the acquisition taken place on the dates noted, or of Victory’s future financial position or operating results.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

DECEMBER 31, 2008

(in thousands of dollars)

	Victory Acquisition Corp.	TouchTunes Corp.	Note	Pro Forma Adjustments No Conversion	Pro Forma Combined-No Conversion	Pro Forma Adjustments Maximum Allowable Conversion	Note	Pro Forma Combined- Maximum Allowable Conversion
	USD $	USD $		USD $	USD $	USD $		USD $
	Note 1	Note 2
Assets
Current Assets
Cash and cash equivalents	$1,235	$9,300	3,4,8	$309,506	$320,041	$(65,241)	11	$254,800
Accounts receivable	—	17,708		—	17,708	—		17,708
Prepaid expenses and other current assets	251	2,985		—	3,236	—		3,236
Inventories, net	—	9,342		—	9,342	—		9,342

Total current assets	1,486	39,335		309,506	350,327	(65,241)		285,086
Cash held in Trust Account	330,066	—	3	(330,066)	—	—		—
Property and equipment, net	—	5,475		—	5,475	—		5,475
Intangible assets, net	—	10,081		—	10,081	—		10,081
Goodwill	—	11,473		—	11,473	—		11,473
Other Assets	—	8,374		—	8,374	—		8,374

Total assets	$331,552	$74,738		$(20,560)	$385,730	$(65,241)		$320,489

Liabilities and stockholders’ equity
Current liabilities
Current portion of long-term debt	$—	$508		$—	$508	$—		$508
Accounts payable and Accrued expenses	346	15,329		—	15,675	—		15,675
Current portion of other liabilities	—	2,434		—	2,434	—		2,434

Total current liabilities	346	18,271		—	18,617	—		18,617
Long-term debt, net of current portion	—	43,311		—	43,311	—		43,311
Subordinated Debt	—	2,319	4	(2,319)	—	—		—
Redeemable Warrant		2,317		—	2,317	—		2,317
Deferred Income Tax	—	176		—	176	—		176

Total liabilities	346	66,394		(2,319)	64,421	—		64,421
Common stock, subject to possible conversion	66,029	—	5,9	(66,029)	—			—
Retractable Common Stock		440	10	(440)	—			—
Stockholders’ equity
Common stock	3	82	6	(79)	6	—		6
Additional paid-in capital	255,654	40,242	5,6,7,8,9,10	60,508	356,404	(65,241)	11	291,163
Loan receivable collateralized by Common stock	—	(678)		—	(678)	—		(678)
Accumulated other comprehensive income (loss)	—	(10)		—	(10)	—		(10)
Retained earnings	9,520	(31,732)	4,7	(12,201)	(34,413)	—		(34,413)

Total stockholders’ equity	265,177	7,904		48,228	321,309	(65,241)		256,069

Total liabilities and stockholders’ equity	$331,552	$74,738		$(20,560)	$385,730	$(65,241)		$320,489

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

DECEMBER 31, 2008

(in thousands of dollars)

	Victory Acquisition Corp.	TouchTunes Corp.		Pro Forma Adjustment No Conversion	Pro Forma Combined-No Conversion	Pro Forma Adjustments Maximum Allowable Conversion		Pro Forma Combined - Maximum Allowable Conversion
	USD $	USD $		USD $	USD $	USD $		USD $
	Note 1	Note 2
Net sales	$—	$84,985		$—	$84,985	$—		$84,985
Cost of goods sold	—	38,170		—	38,170	—		38,170

Gross profit	—	46,815		—	46,815	—		46,815

Selling, general and administrative	1,515	34,388	16	500	36,403	—		36,403
Research and development	—	5,598		—	5,598	—		5,598

Depreciation	—	3,224		—	3,224	—		3,224

Income (loss) from operations	(1,515)	3,605		(500)	1,590	—		1,590

Interest and other (income) expense
Interest expense	—	6,296	13	2,619	8,915	—		8,915
Other (income) expense	—	(629)		—	(629)	—		(629)
Dividend and Interest income	(4,907)	—	12	318	(4,590)	966	17	(3,623)

	(4,907)	5,667		2,937	3,696	966		4,663

Income (loss) before income taxes	3,392	(2,062)		(3,437)	(2,107)	(966)		(3,073)
Income tax provision (benefit)	341	154	14	(341)	154	—		154

Net income (loss)	3,051	(2,216)		(3,096)	(2,261)	(966)		(3,227)
Accretion of trust account, relating to Common Stock	788	—	15	(788)	—	—		—
subject to possible conversion
Change in fair value of currency option	—	10		—	10	—		10

Net income (loss) available to common stockholders	$2,263	$(2,226)		$(2,307)	$(2,271)	$(966)		$(3,237)

Shares Outstanding	40,500,000		18	28,340,561	68,840,561	(6,599,999)		62,240,562

Weighted average number of shares	33,900,001			34,490,560	68,840,561	(6,599,999)	19	62,240,562

Basic and diluted net income per share	0.07				(0.03)			(0.05)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

DECEMBER 31, 2008

(in thousands of dollars)

Note 1	Derived from the audited financial statements of Victory Acquisition Corp. as of December 31, 2008.

Note 2	Derived from the unaudited consolidated financial statements of TouchTunes, Inc. as of December 31, 2008.

Pro Forma Balance Sheet Adjustments

Note 3	Reclass cash held in trust
	Decrease cash held in trust account	330,066
	Increase cash and cash equivalents	330,066

Note 4	Repayment of Subordinated Debt
	Decrease Cash and cash equivalents	5,000
	Decrease Subordinated Debt	2,319
	Decrease Retained Earnings	2,681

Note 5	Reclass common stock subject to possible conversion
	Decrease common stock subject to possible conversion	65,241
	Increase additional paid in capital	65,241

Note 6	Record common stock issued at closing to TouchTunes as per merger agreement
	Increase common stock issued	3
	Decrease common stock related to TouchTunes	82
	Decrease additional paid in capital	(79)

Note 7	Record recapitalization upon consummation of acquisition
	Increase additional paid in capital	9,520
	Decrease retained earnings	9,520

Note 8	Record payment of deferred underwriting fees and deal fees
	Decrease cash and cash equivalents	15,560
	Decrease additional paid in capital	15,560

Note 9	Related to elimination of accretion of trust account, relating to common stock
	Decrease common stock, subject to possible conversion	788
	Increase additional paid in capital	788

Note 10	Related to issuance of common stock for retractable commmon stock
	Increase common stock	440
	Derease retractable common stock	440

Assuming maximum conversions

Note 11	Record maximum conversion of common stock
	Decrease additional paid in capital	65,241
	Decrease cash and cash equivalents	65,241

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

DECEMBER 31, 2008 (Continued)

(in thousands of dollars)

Pro Forma Income Statement Adjustments

Note 12	To record reduction in interest income
	Decrease interest income	318

Note 13	To adjust interest expense related to Subordinated debt discount
	Increase Interest Expense to account for debt discount and warrant value	2,681
	Decrease Interest Expense related to Debt Repayment	62

Note 14	Record reduction in tax expense due to offset of TouchTunes current year tax loss with Victory taxable income
	Decrease income tax expense	341

Note 15	Eliminate accretion of trust account, relating to common stock
	Decrease accretion of trust account, relating to common stock	788

Note 16	Increase in selling, general and administrative due to additional employment agreements
	Increase in selling, general and administrative expense	500

Assuming maximum conversions

Note 17	Record reduction of interest income
	Decrease interest income	966

Note 18	To record issuance of shares of Victory common stock in connection with the merger with TouchTunes and to adjust the outstanding shares of common stock for 6,599,999 shares of common stock assuming not converted (not including the Victory historical outstanding shares.)
Shares issued to TouchTunes in connection with merger		28,340,561
Adjusting for shares assuming no conversion		6,599,999
Total		34,940,560

Increase	Weighted average shares outstanding- basic	34,940,560

Common stock equivalents consisting of warrants and stock options were not included in the calculation of the diluted per share because it is not certain that these securities would be in the money subsequent to the merger. Potentially dilutive securities of 30,000,000 warrants (included within the units sold in the IPO), 3,000,000 warrants issued upon the exercise of the underwriters’ unit price option, 5,000,000 incentive warrants purchased by the founders and 6,605,978 Victory stock options, of which 4,659,579 are vested as of March 23, 2009, exchanged for stock options and warrants outstanding in TouchTunes at the date of the merger have been excluded from the computation of diluted net income(loss) per share, because the effect would be anti-dilutive.

Note 19	To record the conversion of 6,599,999 shares of Victory common stock
	Maximum number of shares to be converted	6,599,999
Decrease	Weighted average shares outstanding, basic and diluted	6,599,999

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

DECEMBER 31, 2008 (Continued)

(in thousands of dollars)

Additional Disclosures:

Contingent Consideration

The holders of common stock of TouchTunes will also have the right to receive up to an additional 8,016,265 shares of Victory common stock if the combined company’s earnings before interests, taxes, depreciation and amortization (EBITDA) exceeds an aggregate of $50 million for any two consecutive quarters ending on the fourth anniversary of the closing of the merger. We refer to these additional shares as the “EBITDA Shares.” The EBITDA Shares will be issued at the closing of the merger and will be placed in escrow until they are earned. If the EBITDA target is not met, the EBITDA Shares shall be returned to Victory for cancellation. If the EBITDA target is met, the TouchTunes’ options shall also be adjusted to purchase an additional 2,103,523 shares of Victory common stock, of which 1,483,731 shares relate to vested option as of March 23, 2009.

Employment Agreements

In addition to Note 16 above, the Company is in the process of negotiating additional employment agreements associated with certain officers. No pro forma adjustment has been made due to the anticipation that these agreements are not expected to materially differ from the existing arrangements in place prior to the business combination.

THE CHARTER AMENDMENT PROPOSALS

The charter amendment proposals, if approved, will provide for the amendment of Victory’s present amended and restated certificate of incorporation to:

•	change Victory’s corporate name to “TouchTunes Corporation;”

•	increase the authorized number of shares of its common stock from 85 million to 300 million;

•	change the period of its corporate existence to perpetual;

•

specify that the Class A directors will be elected for a term expiring at the annual meeting of stockholders to be held in 2010, the Class B directors will be elected for a term expiring at the annual meeting of stockholders to be held in 2011 and the Class C directors will be elected for a term expiring at the annual meeting of stockholders to be held in 2012, and that, beginning with the 2010 annual meeting, each class of directors will be elected for a term of office to expire at the third succeeding annual meeting of stockholders after its election;

•

delete the preamble and sections A through I, inclusive, of Article Seventh and to redesignate section J of Article Seventh as Article Seventh, as such provisions will no longer be applicable to Victory after the merger; and

•	make certain other changes in tense, number and gender that Victory’s board of directors believes are immaterial.

The provisions of Article Seventh that are proposed to be deleted, by the terms of the preamble (which also will be deleted), apply only during the period that will terminate upon the consummation of the business combination that will be effected by the merger. Section A requires that the business combination be submitted to Victory’s stockholders for approval under the Delaware General Corporation Law and is authorized by the vote of a majority of the Public Shares, provided that the business combination shall not be consummated if the holders of 20% or more of the Public Shares exercise their conversion rights. Section B specifies the procedures for exercising conversion rights. Section C provides that, if a business combination is not consummated by the “Termination Date” (April 24, 2009), only the holders of the Public Shares will be entitled to receive liquidating distributions. Section D provides that holders of Public Shares are entitled to receive distributions from Victory’s trust account established in connection with its initial public offering only in the event of Rhapsody’s liquidation or by demanding conversion in accordance with section B. Section E provides that no other business combination may be consummated until Victory’s initial business combination meeting all of the requirements set forth in its amended and restated certificate of incorporation is consummated. Sections F and G provide when funds may be disbursed from Victory’s trust account and who must approve such disbursements. Section H provides that the audit committee must approve certain actions until consummation by Victory of its initial business combination. Section I provides that Victory may not issue any additional securities that share in the trust account.

In the judgment of Victory’s board of directors, the charter amendment proposals are desirable for the following reasons:

•	The change of Victory’s corporate name is desirable to reflect the merger with TouchTunes.

•

The present amended and restated certificate of incorporation provides that Victory’s corporate existence will terminate on April 24, 2009. In order to continue in existence after the consummation of the merger subsequent to such date, this provision must be amended. Perpetual existence is the usual period of existence for corporations and Victory’s board of directors believes it is the most appropriate period for Victory as the surviving company in the merger.

•

As no meetings of stockholders have been held since the IPO, the present directors are the same persons who were appointed at the time of Victory’s organization. Pursuant to the merger agreement, the directors to be elected at the special meeting of stockholders to which this proxy statement/prospectus relates will serve for terms that expire in 2010 (Class A directors), 2011 (Class B directors) and 2012 (Class C directors). The proposed amendment to the present Article Seventh incorporates these classifications.

•

The preamble and sections A through I of the present Article Seventh relate to the operation of Victory as a blank check company prior to the consummation of its initial business combination and will not be applicable after consummation of the merger. Accordingly, they will serve no further purpose.

•	The other changes, which change certain verb tenses and pronouns, are believed by Victory’s board to be immaterial.

Pursuant to the merger agreement, approval of each charter amendment proposal is a condition to the consummation of the merger. If the merger proposal is not approved, the charter amendment proposals will not be presented at the meeting. If all of the charter amendment proposals are not approved, the merger will not be consummated even if the merger proposal is approved and the holders of fewer than 20% of the Public Shares vote against the merger proposal and properly demand that their Public Shares be converted into cash.

The approval of each charter amendment proposal will require the affirmative vote of the holders of a majority of the outstanding shares of Victory common stock on the record date.

A copy of Victory’s second amended and restated certificate of incorporation, as it will be in effect assuming approval of all of the charter amendment proposals and filing in the office of the Secretary of State of the State of Delaware, is attached to this proxy statement/prospectus as Annex B.

VICTORY’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF EACH OF THE CHARTER AMENDMENT PROPOSALS.

THE STOCK PLAN PROPOSAL

Background

The Victory 2009 Stock Incentive Plan has been approved by Victory’s board of directors and will take effect upon consummation of the merger, provided that it is approved by the stockholders at the special meeting. We are submitting the plan to stockholders for their approval so that options granted under the plan may qualify for treatment as incentive stock options and awards under the plan may constitute performance-based compensation not subject to Section 162(m) of the IRC.

The plan reserves             shares of Victory common stock for issuance in accordance with the plan’s terms, subject to annual increases as provided in the plan. The purpose of the plan is to enable Victory to offer its employees, officers, directors and consultants whose past, present and/or potential contributions to Victory have been, are or will be important to the success of Victory, an opportunity to acquire a proprietary interest in Victory. The various types of incentive awards that may be provided under the plan are intended to enable Victory to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of its business.

A summary of the principal features of the plan is provided below, but is qualified in its entirety by reference to the full text of the plan, which is attached to this proxy statement/prospectus as Annex F. As used below in this section, “the “Company” refers to Victory (which will be operating under the name “TouchTunes Corporation”) as the surviving entity of the merger.

Administration

The plan will be administered by the compensation committee of the board of directors of Victory. Subject to the provisions of the plan, the committee determines, among other things, the persons to whom from time to time awards may be granted, the specific type of awards to be granted, the number of shares subject to each award, share prices, any restrictions or limitations on the awards, and any vesting, exchange, deferral, surrender, cancellation, acceleration, termination, exercise or forfeiture provisions related to the awards.

Stock Subject to the Plan

If any shares are subject to an award that is forfeited, settled in cash, or expires, any such unissued shares covered by such award will be available for issuance under the plan. Shares not issued as a result of the net exercise of a stock appreciation right, shares tendered by a participant or retained by the company as full or partial payment for the purchase of an award or to satisfy tax withholding obligations in connection with an award, or shares repurchased on the open market with the proceeds from the payment of an exercise price of a stock option will not again be available for issuance under the plan.

In the event of any merger, reorganization, consolidation, recapitalization, stock dividend, stock split, reverse stock split, spin-off, combination, repurchase or exchange of shares or other securities of the Company, or similar corporate transaction, as determined by the Committee, the Committee shall, in such manner as it may deem equitable and to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the plan, adjust the number and type of shares available for awards under the plan.

Duration of Plan

The plan will become effective upon the date the stockholders of the Company first approve the plan. Unless sooner terminated, the plan will terminate on the tenth anniversary of the stockholders’ approval. After the plan is terminated, no awards will be granted under the plan, but awards previously granted will remain outstanding.

Eligibility

Awards may be granted under the plan to employees, officers, directors and consultants who are deemed to have rendered, or to be able to render, significant services to the Company and who are deemed to have contributed, or to have the potential to contribute, to our success.

Types of Awards

Options. The plan provides both for “incentive” stock options as defined in Section 422 of the IRC, and for options not qualifying as incentive options, both of which may be granted with any other stock based award under the plan. The committee determines the exercise price per share of common stock purchasable under an incentive or non-qualified stock option, which may not be less than 100% of the fair market value on the day of the grant. However, the exercise price of an incentive stock option granted to a person possessing more than 10% of the total combined voting power of all classes of stock may not be less than 110% of the fair market value on the date of grant. The aggregate fair market value of all shares of common stock with respect to which incentive stock options are exercisable by a participant for the first time during any calendar year (under all of our plans), measured at the date of the grant, may not exceed $100,000.

A stock option may only be exercised within ten years from the date of the grant, or within five years in the case of an incentive stock option granted to a person who, at the time of the grant, owns common stock possessing more than 10% of the total combined voting power of all classes of our stock. Subject to any limitations or conditions the board or committee may impose, stock options may be exercised, in whole or in part, at any time during the term of the stock option by giving written notice of exercise to us specifying the number of shares of common stock to be purchased. The notice must be accompanied by payment in full of the purchase price, either in cash or, if provided in the agreement, in our securities or in combination of the two.

Except as otherwise permitted by the committee, stock options granted under the plan may not be transferred other than by will or by the laws of descent and distribution and all stock options are exercisable during the holder’s lifetime, or in the event of legal incapacity or incompetency, the holder’s guardian or legal representative.

Stock Appreciation Rights. The plan permits the committee to grant stock appreciation rights. A stock appreciation right entitles the holder to receive a number of shares of common stock having a fair market value equal to the excess fair market value of one share of common stock over the exercise price, multiplied by the number of shares subject to the stock appreciation rights. The committee determines the exercise price per share, which may not be less than 100% of the fair market value on the day of the grant. A stock appreciation right may only be exercised within ten years from the date of the grant.

Restricted Stock. Under the plan, shares of restricted stock may be awarded either alone or in addition to other awards granted under the plan. The committee determines the number of shares to be awarded, the price if any to be paid for the restricted stock by the person receiving the stock from us, the time or times within which awards of restricted stock may be subject to forfeiture, the vesting schedule and rights to acceleration thereof, and all other terms and conditions of the restricted stock awards.

Performance Awards. Under the plan, awards may be granted that are vest upon the achievement of specified performance goals during a performance period. Performance awards may consist of shares of restricted stock (Performance Shares) or units having a dollar value. Performance Shares may, in the committee’s discretion, be intended to satisfy the requirements for performance-based compensation within the meaning of Section 162(m) of the IRC.

If the Committee intends for a performance award to satisfy the requirements for performance-based compensation within the meaning of Section 162(m) of the IRS, payment will be contingent upon the achievement of one or more performance goals, as certified by the committee. Such performance goals will be based on one or more of the following performance measures:

(a)	Net earnings or net income (before or after taxes);

(b)	Earnings per share;

(c)	Net sales or revenue growth;

(d)	Net operating profit;

(e)	Return measures (including, but not limited to, return on assets, capital, invested capital, equity, sales, or revenue);

(f)	Cash flow (including, but not limited to, operating cash flow, free cash flow, cash flow return on equity, and cash flow return on investment);

(g)	Earnings before or after taxes, interest, depreciation, and/or amortization;

(h)	Gross or operating margins;

(i)	Productivity ratios;

(j)	Share price (including, but not limited to, growth measures and total shareholder return);

(k)	Expense targets;

(l)	Margins;

(m)	Operating efficiency;

(n)	Market share;

(o)	Customer satisfaction;

(p)	Working capital targets; and

(q)	Economic value added (net operating profit after tax minus the sum of capital multiplied by the cost of capital).

Any performance measure(s) may be used to measure the performance of the company and/or an affiliate as a whole or any business unit of the Company and/or affiliate or any combination thereof, as the committee may deem appropriate, or any of the above performance measures as compared to the performance of a group of comparable companies, or published or special index that the committee, in its sole discretion, deems appropriate, or the company may select performance measure (j) above as compared to various stock market indices.

Other Stock Awards. Under the plan, other stock-based awards may be granted, subject to limitations under applicable law, that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, shares of common stock, as deemed consistent with the purposes of the plan.

Award Limitation. No participant may be granted awards for more than             shares in any calendar year, and no participant may be granted options and stock appreciation rights for more than             shares in any calendar year.

Withholding Taxes

Upon the exercise of any award granted under the plan, the holder may be required to remit to the Company an amount sufficient to satisfy all federal, state and local withholding tax requirements prior to delivery of any certificate or certificates for shares of common stock.

Amendments

Subject to the approval of the Board, where required, the committee may at any time, and from time to time, amend the plan, provided that no amendment will be made that would impair the rights of a holder under any agreement entered into pursuant to the plan without the holder’s consent (except to the extent necessary to comply with Section 409A of the IRC). In addition, the committee may not increase the shares available under the plan, increase the individual limits on awards, allow for an exercise price below fair market value, permit the repricing of options or stock appreciation rights, or adopt any other amendment that would require stockholder approval.

Federal Income Tax Consequences

The material U.S. federal income tax consequences of awards under the plan, based on the current provisions of the Internal Revenue Code and the regulations thereunder, with respect to employees who are subject to U.S. income tax are as follows:

The grant of an option to an employee will have no tax consequences to the employee or to the company or its subsidiaries or affiliates. In general, upon the exercise of an incentive stock option (“ISO”), the employee will not recognize income, and the employer will not be entitled to a tax deduction. However, the excess of the acquired shares’ fair market value on the exercise date over the exercise price is included in the employee’s income for purposes of the alternative minimum tax. When an employee disposes of ISO shares, the difference between the exercise price and the amount realized by the employee will, in general, constitute capital gain or loss, as the case may be. However, if the employee fails to hold the ISO shares for more than one year after exercising the ISO and for more than two years after the grant of the ISO, (i) the portion of any gain realized by the employee upon the disposition of the shares that does not exceed the excess of the fair market value of the shares on the exercise date over the exercise price generally will be treated as ordinary income, (ii) the balance of any gain or any loss will be treated as a capital gain or loss, and (iii) the employer generally will be entitled to a tax deduction equal to the amount of ordinary income recognized by the employee. If an employee exercises an ISO more than three months after his termination of employment with the company and any subsidiary in which the company owns at least 50% of the voting power (or one year after his termination of employment if the reason for the termination is disability), the option will be treated for tax purposes as a non-qualified stock option, as described below.

In general, upon the exercise of a non-qualified stock option, the employee will recognize ordinary income equal to the excess of the acquired shares’ fair market value on the exercise date over the exercise price, and the employer generally will be entitled to a tax deduction in the same amount.

With respect to other awards that are settled either in cash or in shares that are transferable or are not subject to a substantial risk of forfeiture, the employee will recognize ordinary income equal to the excess of (a) the cash or the fair market value of any shares received (determined as of the date of settlement) over (b) the amount, if any, paid for the shares by the employee, and the employer generally will be entitled to a tax deduction in the same amount.

In the case of an award to an employee that is settled in shares that are nontransferable and subject to a substantial risk of forfeiture, the employee generally will recognize ordinary income equal to the excess of (a) the fair market value of the shares received (determined as of the date on which the shares become transferable or not subject to a substantial risk of forfeiture, whichever occurs first) over (b) the amount, if any, paid for the shares by the employee, and the employer generally will be entitled to a tax deduction in the same amount.

An employee whose shares are both nontransferable and subject to a substantial risk of forfeiture may elect under Section 83(b) of the IRC to recognize income when the shares are received, rather than upon the expiration of the transfer A participant may make a Section 83(b) election, within 30 days of the transfer of the restricted stock. If a participant makes an election and thereafter forfeits the shares, no ordinary loss deduction will be allowed. The forfeiture will be treated as a sale or exchange upon which there is realized loss equal to the excess, if any, of the consideration paid for the shares over the amount realized on such forfeiture. The loss will be a capital loss if the shares are capital assets. If a participant makes an election under Section 83(b), the holding period will commence on the day after the date of transfer and the tax basis will equal the fair market value of shares, as determined without regard to the restrictions, on the date of transfer.

New Plan Benefits

The selection of employees to receive awards under the plan (other than substitute options, as described below) will be determined by the committee in its discretion. Therefore, the actual value of benefits under the plan that will be received by any individual or group is not determinable. On March 16, 2009, the closing price of Victory common stock on the NYSE Amex was $9.88 per share.

All outstanding TouchTunes’ options and warrants shall be cancelled and substituted with options and warrants of similar tenor to purchase an aggregate of 6,605,978 shares of Victory common stock, of which options to purchase 4,659,579 shares are vested as of March 23, 2009. If the EBITDA target is met, the TouchTunes’ options and warrants shall also be adjusted to purchase an additional 2,103,523 shares of Victory common stock, of which 1,483,736 EBITDA Shares relate to vested options as of March 23, 2009.

Vote Required

The affirmative vote of a majority of the shares of the Common Stock, present in person or by proxy and entitled to vote at the Special Meeting, is required to approve the plan.

VICTORY’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT VICTORY’S STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE STOCK PLAN PROPOSAL.

THE ADJOURNMENT PROPOSAL

The adjournment proposal, if adopted, will allow Victory’s board of directors to adjourn the special meeting to a later date or dates to permit further solicitation of proxies in the event, based on the tabulated votes, there are not sufficient votes at the time of the special meeting to approve the consummation of the merger. In no event will Victory adjourn the special meeting or consummate the merger beyond the date by which it may properly do so under its amended and restated certificate of incorporation and Delaware law. The purpose of the adjournment proposal is to provide more time for the Victory Founders, TouchTunes and the current holders of common stock of TouchTunes to make purchases of Public Shares or other arrangements that would increase the likelihood of obtaining a favorable vote on the merger proposal and to meet the requirement that the holders of fewer than 20% of the Public Shares vote against the merger proposal and demand that their Public Shares be converted into cash (although no such purchases will be made by Victory itself). See the section entitled “Summary of the Proxy Statement/Prospectus — Interests of Victory’s Directors and Officers and Others in the Merger.”

In addition to an adjournment of the special meeting upon approval of an adjournment proposal, the board of directors of Victory is empowered under Delaware law to postpone the meeting at any time prior to the meeting being called to order. In such event, Victory will issue a press release and take such other steps as it believes are necessary and practical in the circumstances to inform its stockholders of the postponement.

Consequences if the Adjournment Proposal is Not Approved

If the adjournment proposal is not approved by the stockholders, Victory’s board of directors may not be able to adjourn the special meeting to a later date in the event, based on the tabulated votes, there are not sufficient votes at the time of the special meeting to approve the consummation of the merger (because the merger proposal is not approved or because the holders of 20% or more of the Public Shares vote against the merger proposal and demand conversion of their Public Shares into cash). In such event, the merger would not be completed and, unless Victory were able to consummate a business combination with another party no later than April 24, 2009, it would be required to liquidate.

Required Vote

Adoption of the adjournment proposal requires the affirmative vote of a majority of the issued and outstanding shares of Victory’s common stock represented in person or by proxy at the meeting and entitled to vote thereon. Adoption of the adjournment proposal is not conditioned upon the adoption of any of the other proposals.

VICTORY’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT VICTORY’S STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

THE DIRECTOR ELECTION PROPOSAL

At the special meeting, six directors will be elected to Victory’s board of directors, of whom two will serve until the special meeting to be held in 2010, one will serve until the special meeting to be held in 2011 and three will serve until the annual meeting to be held in 2012 and, in each case, until their successors are elected and qualified.

Upon consummation of the merger, if management’s nominees are elected, the directors of Victory will be classified as follows:

•	Class A Directors: Jonathan J. Ledecky and Richard Y. Roberts;

•	Class B Director: David S. Carlick; and

•	Class C Directors: William J. Meder, Patrick Gallagher and Joel A. Katz.

Certain of the founders of Victory and certain stockholders of TouchTunes will enter into a voting agreement at the time of closing of the merger that will provide that they will vote their shares of Victory common stock in favor of the election of four nominees of VantagePoint in classes B and C (two each) in all elections through the annual meeting that will be held in 2012 (or earlier if VantagePoint owns less than 50% of the shares held by it upon Closing of the Merger). A copy of the form of voting agreement is attached to this proxy statement/prospectus as Annex G.

If all of the directors that are nominated for election in this proxy statement/prospectus are elected, Victory will have one vacant board seat for a Class B director on its board of directors. Victory does not have any immediate plans to fill the vacancy on the board of directors, but will do so when an appropriate candidate has been identified. The election of directors requires a plurality vote of the shares of common stock present in person or represented by proxy and entitled to vote at the special meeting. “Plurality” means that the individuals who receive the largest number of votes cast “FOR” are elected as directors. Consequently, any shares not voted “FOR” a particular nominee (whether as a result of abstentions, a direction to withhold authority or a broker non-vote) will not be counted in the nominee’s favor.

Unless authority is withheld, the proxies solicited by the board of directors will be voted “FOR” the election of these nominees. In case any of the nominees becomes unavailable for election to the board of directors, an event that is not anticipated, the persons named as proxies, or their substitutes, will have full discretion and authority to vote or refrain from voting for any other candidate in accordance with their judgment.

If the merger is not authorized by the approval of both the merger proposal and the charter amendment proposals and the proper election by the holders of fewer than 20% of the Public Shares to convert their Public Shares into cash, the director election proposal will not be submitted to the stockholders for a vote and Victory’s current directors will continue in office until Victory is required to be liquidated.

Directors and Executive Officers of Victory Following the Merger

At the effective time of the merger and assuming the election of the individuals set forth above, the board of directors and executive officers of Victory will be as follows:

Name	Age	Position
William J. Meder	66	Executive Chairman of the Board of Directors and President and Chief Executive Officer
David Schwartz	39	Chief Financial Officer, Secretary and Treasurer
Ronald Greenberg	50	Chief Marketing Officer & Senior Vice President, Digital Media
Geoff Mott	56	Senior Vice President, Strategy and Business Development
Dan McAllister	43	Senior Vice President, Sales
Michael Tooker	52	Senior Vice President Technology and Operations
Bob Weinschenk	46	Senior Vice President, Barfly Division
David S. Carlick	59	Director
Patrick Gallagher	37	Director
Jonathan J. Ledecky	51	Director
Joel A. Katz	64	Director
Richard Y. Roberts	57	Director

Information About the Executive Officers of Victory Following the Merger

William Meder has served as President and Chief Executive Officer of TouchTunes since September 2008 and has been Chairman of the board of directors since September 2004. Mr. Meder served as venture advisor to VantagePoint Venture partners from June 2007 to April 2008. His career includes 14 years with IBM in various senior positions.

David Schwartz has been the chief financial officer of TouchTunes since March 2009. From March 2007 to March 2009, he was chief financial officer at Optimal Payments Inc. From May 2005 to March 2007, Mr. Schwartz was chief financial officer of FireOne Group plc. and from April 2004 to May 2005, he was vice president, investor relations and chief financial officer of Optimal Services Group Inc. Prior to 2004, Mr. Schwartz was chief financial officer of Terra Payments Inc.

Dan McAllister has been Senior Vice President, Sales for TouchTunes since 2002. Mr. McAllister oversees the company’s international sales initiatives. Dan has been a TouchTunes team member since September 2000 when he came on as Director of Sales and played an instrumental role in launching the company’s internet-based products and services. Through the years, he rapidly progressed and now manages all aspects of sales and marketing from the company’s Pennsylvania sales office. Dan brings more than 16 years of invaluable experience in the technology and coin-op industries to his role as vice president. Throughout his career, Dan has worked with industry giants including Sales Technologies, a division of Dun and Bradstreet, Merit Industries, where he served as Director of Sales and Rock-Ola Manufacturing where he took on the role of National Sales Manager.

Ronald Greenberg has been the chief marketing officer and senior vice president, digital media of TouchTunes since March 2007. From July 2005 to February 2007, Mr. Greenberg was executive vice president, marketing & business development at Actimize Inc. From March 2004 to April 2005, Mr. Greenberg served as general manager, global marketing for Microsoft’s Enterprise & Partner Group, based in Redmond, WA. Before that, he was vice president, global industry marketing at IBM and held other senior worldwide marketing positions at IBM headquarters in NY. He was also vice president of marketing for IBM for Asia Pacific, based in Tokyo, for all b-to-b and b-to-c efforts. Earlier, he was senior vice president, client services at Dentsu New York, overseeing all of the agency’s consumer and business brand marketing. Mr. Greenberg held consumer and business marketing roles in New York agencies prior to this.

Geoff Mott is Senior Vice President, Strategy and Business Development since March 2009. Prior to March 2009, Mr. Mott was a managing director at VantagePoint Venture Partners from December 2002 until March 2009. From January, 1998 to December, 2002, Mr. Mott was a managing partner of The McKenna Group. Mr. Mott has 25 years of experience acting as a consultant and entrepreneur to the high-tech industry, in sectors ranging from optical components and telecom systems to enterprise software. Earlier in his career, he built a business strategy practice for technology firms at Lochridge & Co., where he was heavily involved in global telecom deregulation. Mr. Mott serves on the board of directors for a variety of privately held companies, including Nexsan Technologies Incorporated, where he has been a member of the board since 2003.

Michael Tooker has been the senior vice president, technology and operations of TouchTunes since July 2006. From May 2002 until joining TouchTunes, he was a managing partner in Fleetmind, an innovator in vehicle logging, tracking and messaging. In 1999, he founded Dolphin Software Services a LEO Satellite tracking ASP which was acquired by Orbcomm, where he served as executive vice president until 2002. Prior to Dolphin, Mr. Tooker founded and was president for 12 years of Vector, a leading IBM Business Partner in Eastern Canada and New England.

Bob Weinschenk has been president of the Barfly Division since TouchTunes acquired Barfly Interactive Networks in August 2008. From September 2007 to August 2008, Mr. Weinschenk served as president and chief executive officer of Barfly Interactive Networks. From May 2004 until September 2007, Mr. Weinschenk served as the president and chief executive officer of Britestream Networks. From May 2000 to November 2003, Mr. Weinschenk served as president and chief executive officer of Pixim, Inc.

Information About the Nominees

David Carlick serves on the board of directors for a number of privately held companies, including TouchTunes, where he has been a director since December 2008, Grocery Shopping Network, where he has been a director since January 2007, and ReachLocal, where he has been a director since June 2004. From January 1999 until December 2008, Mr. Carlick was a partner and managing director at VantagePoint Venture Partners. Mr. Carlick was a director at Ask Jeeves (NASDAQ ASKJ) from August 2001 through its sale in June 2005. Mr. Carlick was chairman of the compensation and nominating committees and served on the audit committee. Mr. Carlick was on the board of Intermix Media (parent company of MySpace) from November 2003, and served as Chairman of Intermix Media at the time of the sale to News Corporation in September 2005. Intermix was public on the American Stock Exchange (IMIX).

Patrick Gallagher is a principal at VantagePoint Venture Partners, which he joined in June 2008. Mr. Gallagher has served as a director of Constant Contact since June 2003. Prior to joining VantagePoint, he was a principal at American Capital’s Technology Group, where he was charged with developing and implementing marketing strategies to build a national presence. Prior to American Capital, he was vice president of Morgan Stanley Venture Partners (MSVP) and Morgan Stanley and joined the firm in July 1995. While at Morgan Stanley he also spent a year in each of the Debt Capital Markets Group and Technology Corporate Finance Department. Prior to joining Morgan Stanley, Mr. Gallagher spent two years working in Toyota’s Corporate Treasury Department. In April 2003, Mr. Gallagher rejoined MSVP after working in various business development roles at RealNames, an Internet services company.

Joel A. Katz has been a shareholder at the international law firm Greenberg Traurig LLP since 1998, where he is the global chair of the firm’s international media and entertainment practice. Before joining Greenberg Traurig, he founded Katz, Smith & Cohen, then one of the nation’s largest entertainment law firms. Having subsequently merged his firm with Greenberg Traurig, he now leads the world’s largest entertainment law practice. Mr. Katz is a former chairman of the American Bar Association’s Entertainment and Sports Law Section, and holds a number of leadership positions in a variety of social, professional and cultural organizations, including service as a Music Industry Representative for the State of Georgia Film, Video and Music Advisory Commission, general counsel for The Recording Academy where he formerly served as the organization’s chairman, the initial board of directors for the GRAMMY Museum, founding chairman of The Recording

Academy’s Entertainment Law Initiative; former chairman of the board of advisors for America’s Junior Miss; special counsel to the Country Music Association, the Gospel Music Association and the Rock and Roll Hall of Fame and Museum; general counsel and member of the board of directors of Farm Aid Inc. Mr. Katz has also previously served on the boards of the T. J. Martell Foundation for Leukemia Research, Cancer and AIDS Research, WhiteFence, Natrol Inc., The Yellowstone Club, the International Tennis Hall of Fame and former Museum, and Very Special Arts. He presently serves on the board of governors of The Buckhead Club, and on the advisory council of the Otis Redding Big “O” Youth Educational Dream Foundation.

Jonathan J. Ledecky has been Victory’s president, secretary and a member of its board of directors since its inception. From July 2005 to December 2007, Mr. Ledecky served as president, secretary and a director of Endeavor Acquisition Corp., an NYSE Amex listed blank check company formed to acquire an operating business. Endeavor Acquisition Corp. consummated its business combination with American Apparel Inc. and its subsidiaries on December 12, 2007. Since June 2007, Mr. Ledecky has served as president, secretary and a director of Triplecrown Acquisition Corp., a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business in the financial services industry. Since June 1999, Mr. Ledecky has served as chairman of the Ledecky Foundation, a philanthropic organization which contributes funds to programs for the education of disadvantaged inner city youth in Washington, D.C., New York and Boston. Since March 1999, Mr. Ledecky has also served as chairman of Ironbound Partners Fund LLC, a private investment management fund that oversees the Ledecky Foundation and other Ledecky family investments. In October 1994, Mr. Ledecky founded U.S. Office Products and served as its chief executive officer until November 1997 and chairman until June 1998. During his tenure, U.S. Office Products completed over 260 acquisitions, and grew to a Fortune 500 company with over $2.6 billion in revenues. In June 1998, U.S. Office Products completed a comprehensive restructuring plan whereby four separate entities were spun off to stockholders and U.S. Office Products underwent a leveraged recapitalization. In connection with these transactions, Mr. Ledecky resigned from his position as chairman of U.S. Office Products and became a director of each of the four spin-off entities. In February 1997, Mr. Ledecky founded Building One Services Corporation (originally Consolidation Capital Corporation), an entity formed to identify attractive consolidation opportunities which ultimately focused on the facilities management industry. In November 1997, Building One raised $552 million in an initial public offering. Mr. Ledecky served as Building One’s chief executive officer from November 1997 through February 1999 and as its chairman from inception through its February 2000 merger with Group Maintenance America Corporation. During his tenure with Building One, it completed 46 acquisitions and grew to over $1.5 billion in revenues. From July 1999 to July 2001, Mr. Ledecky was vice chairman of Lincoln Holdings, owners of the Washington sports franchises in the NBA, NHL and WNBA. Since June 1998, Mr. Ledecky has served as a director of School Specialty, a Nasdaq Global Market listed education company that provides products, programs and services that enhance student achievement and development. School Specialty spun out of U.S. Office Products in June 1998. Since 1994, Mr. Ledecky has been involved with numerous other companies in director positions. Mr. Ledecky was a trustee of George Washington University, served as a director of the U.S. Chamber of Commerce and served as commissioner on the National Commission on Entrepreneurship. In addition, in 2004, Mr. Ledecky was elected the Chief Marshal of the 2004 Harvard University Commencement, a singular honor bestowed by his alumni peers for a 25th reunion graduate deemed to have made exceptional contributions to Harvard and the greater society while achieving outstanding professional success. Mr. Ledecky received a B.A. (cum laude) from Harvard University and a M.B.A from Harvard Business School.

Richard Y. Roberts has been a member of Victory’s board of directors since its inception. In February 2006, Mr. Roberts co-founded a regulatory/legislative consulting firm, Roberts, Raheb & Gradler LLC. He was a partner with Thelen Reid & Priest LLP, a national law firm, from January 1997 to February 2006. From August 1995 to January 1997, Mr. Roberts was a consultant at Princeton Venture Research, Inc., a private consulting firm. From 1990 to 1995, Mr. Roberts was a commissioner of the Securities and Exchange Commission, and, in this capacity, was actively involved in, has written about or has testified on, a wide range of subjects affecting the capital markets. Since leaving the Commission, Mr. Roberts has been a frequent media commentator and writer on various securities public policy issues and has assisted the Governments of Romania and Ukraine in the development of a securities market. Since September 2005, Mr. Roberts has served as a member of the board of directors of Nyfix, Inc., a Nasdaq Global Market listed provider of industry interconnectivity networks, electronic trade communication technologies, trading workstations and middle-office trade automation technologies. He was a director of Endeavor Acquisition Corp. from July 2005 to December 2007. Since June 2007, he has served as a director of Triplecrown Acquisition Corp. From 1987 to 1990, he was the chief of staff for Senator Richard Shelby. He is a member of the Alabama Bar and the District of Columbia Bar. Mr. Roberts is a member of the Advisory Board of Securities Regulation & Law Reports, of the Advisory Board of the International Journal of Disclosure and Governance, and of the Editorial Board of the Municipal Finance Journal. Mr. Roberts also previously served as a member of the District 10 Regional Consultative Committee of the Financial Industry Regulatory Authority, the Market Regulation Advisory Board of the FINRA, and the Legal Advisory Board of the FINRA. Mr. Roberts received a B.E.E. from Auburn University, a J.D. from the University of Alabama School of Law, and a Master of Laws from the George Washington University Law Center.

Independence of Directors

As a result of its securities being listed on the NYSE Amex, Victory adheres to the rules of that exchange in determining whether a director is independent. Upon the consummation of the merger, it is anticipated that Victory’s securities will be listed on the Nasdaq Stock Market. As a result, the board of directors of Victory will consult with its counsel to ensure that the board’s determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. The Nasdaq Stock Market requires that a majority of the board must be composed of “independent directors,” which is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company’s board of directors would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Consistent with these considerations, the board of directors of Victory has affirmatively determined that, upon the closing of the merger, David Carlick, Patrick Gallagher, Richard Y. Roberts and Joel A. Katz will be the independent directors of Victory.

Audit Committee Information

Effective April 2007, Victory established an audit committee of the board of directors, which consists of Edward J. Mathias, as chairman, Jay H. Nussbaum and Richard Y. Roberts, each of whom is an independent director under the NYSE Amex listing standards. The audit committee met three times in 2007 and four times in 2008. Upon the consummation of the merger, the members of Victory’s audit committee will be Messrs. Carlick, Gallagher, Katz and Roberts, with Mr. Roberts serving as chairman. Each is an independent director under the NYSE Amex and Nasdaq Stock Market listing standards. The audit committee’s duties, which are specified in Victory’s Audit Committee Charter, include, but are not limited to:

•

reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in Victory’s Annual Report;

•	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of Victory’s financial statements;

•	discussing with management major risk assessment and risk management policies;

•	monitoring the independence of the independent auditor;

•	verifying the rotation of the audit partners having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

•	reviewing and approving all related-party transactions;

•	inquiring and discussing with management TouchTunes’ compliance with applicable laws and regulations;

•	pre-approving all audit services and permitted non-audit services to be performed by Victory’s independent auditor, including the fees and terms of the services to be performed;

•	appointing or replacing the independent auditor;

•

determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work; and

•

establishing procedures for the receipt, retention and treatment of complaints received by Victory regarding accounting, internal accounting controls or reports which raise material issues regarding Victory’s financial statements or accounting policies.

Financial Experts on Audit Committee

The audit committee will at all times be composed exclusively of “independent directors” who are “financially literate” as defined under Nasdaq Stock Market listing standards. The Nasdaq Stock Market listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.

In addition, a listed company must certify to the Nasdaq Stock Market that the committee will have at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. The board of directors of Victory has determined that Mr. Roberts satisfies the definition of financial sophistication and also qualifies as an “audit committee financial expert,” as defined under rules and regulations of the Securities and Exchange Commission.

Independent Auditors’ Fees

The firm of Marcum & Kliegman LLP (“Marcum”) acts as Victory’s independent registered public accounting firm. The following is a summary of fees paid or to be paid to Marcum for services rendered.

Audit Fees

During the year ended December 31, 2008, fees for Victory’s registered public accounting firm were $85,000 for the services they performed in connection with its Annual Report for the fiscal year ended December 31, 2007 and for the three Quarterly Reports for the fiscal quarters ended March 31, 2008, June 30, 2008 and September 30, 2008.

During the period from January 12, 2007 (inception) to December 31, 2007, fees for Victory’s independent registered public accounting firm were $125,000 for the services they performed in connection with Victory’s IPO, including the financial statements included in the Form 8-K filed with the Securities and Exchange Commission on May 1, 2007.

Marcum has not waived its right to make claims against the funds in Victory’s trust account for fees of any nature owed to it due to independence requirements.

Audit Related Fees

During 2008, Victory was billed $8,900 for related services that are reasonably related to the performance of the audit or review of Victory’s financial statements and are not reported under the caption “Audit Fees” above. For 2007, there were no fees billed for audited related services provided by Marcum.

Tax Fees

During 2008, Victory was billed $3,900 for tax services, principally the preparation of income tax returns. For 2007, Marcum did not render services to Victory for tax compliance, tax advice and tax planning.

All Other Fees

During 2008 and 2007, there were no fees billed for products and services provided by Marcum to Victory other than those set forth above.

Audit Committee Pre-Approval Policies and Procedures

Since Victory’s audit committee was not formed until April 2007, the audit committee did not pre-approve all of the foregoing services although any services rendered prior to the formation of Victory’s audit committee were approved by its board of directors. However, all services render since April 2007 were pre-approved by Victory’s audit committee. In addition, in accordance with Section 10A(i) of the Securities Exchange Act of 1934, before Victory engages its independent accountant to render audit or non-audit services on a going-forward basis, the engagement will be approved by its audit committee.

Code of Ethics

In April 2007, Victory’s board of directors adopted a code of ethics that applies to Victory’s directors, officers and employees as well as those of its subsidiaries. A copy of Victory’s code of ethics may be obtained free of charge by submitting a request in writing to Victory Acquisition Corp., 970 West Broadway, PMB 402, Jackson, Wyoming 83001.

Compensation Committee Information

Upon consummation of the merger, the board of directors of Victory will establish a compensation committee with Messrs. Carlick, Gallagher and Katz as its members with [—] serving as chairman. Each will be an independent director under Nasdaq Stock Market listing standards. The purpose of the compensation committee will be to review and approve compensation paid to Victory’s officers and directors and to administer Victory’s incentive compensation plans, including the 2009 long-term incentive equity plan and any other plans that may be adopted in the future, including authority to make and modify awards under such plans.

Compensation Committee Interlocks and Insider Participation

None of the persons designated as directors of Victory currently serves on the compensation committee of any other company on which any other director designee of Victory or any officer or director of Victory or TouchTunes is currently a member.

Nominating Committee Information

Effective April 2007, Victory established a nominating committee of the board of directors, which consists of Kerry Kennedy, as chairman, and Jimmie Lee Solomon, Jr., each of whom is an independent director under the NYSE Amex listing standards. Under the charter of the Nominating Committee, the committee is responsible for the appropriate size, functioning and needs of the board including, but not limited to, recruitment and retention of high quality board members and committee composition and structure. Upon consummation of the merger, the members will be Messrs. Carlick, Gallagher and Katz with [—] serving as chairman, each of whom is an independent director under the Nasdaq Stock Market listing requirements. During the period commencing with the closing of the merger and ending with the 2012 annual meeting, the nominees for Victory’s board of directors will be determined pursuant to the terms of the merger agreement and approved by the Nominating Committee.

Guidelines for Selecting Director Nominees

Victory’s Nominating Committee is responsible for overseeing the selection of persons to be nominated to serve on Victory’s board of directors. The Nominating Committee considers persons identified by its stockholders, management, stockholders, investment bankers and others. The guidelines for selecting nominees, which are specified in the Nominating Committee charter, provide that, generally, persons to be nominated should be actively engaged in business, have an understanding of financial statements, corporate budgeting and capital structure, be familiar with the requirements of a publicly traded company, be familiar with industries relevant to the Victory business, be willing to devote significant time to the oversight duties of the board of directors of a public company, and be able to promote a diversity of views based on the person’s education, experience and professional employment. The Nominating Committee will evaluate each individual in the context of the board as a whole, with the objective of recommending a group of persons that can best implement Victory’s business plan, perpetuate its business and represent stockholder interests. The Nominating Committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time. The Nominating Committee will not distinguish among nominees recommended by stockholders and other persons.

Specifically, the guidelines for selecting nominees provide that the Nominating Committee will consider and evaluate based on, among other factors, the following:

•	The candidate’s independence under the rules of the Nasdaq Stock Market;

•	The candidate’s accomplishments and reputations, both personal and professional;

•	The candidate’s relevant experience and expertise;

•	The candidate’s knowledge of the company and issues affecting Victory;

•	The candidate’s moral and ethical character; and

•	The candidate’s ability to commit the required time necessary to discharge the duties of board membership.

Communication with the Board of Directors

After consummation of the merger, stockholders and other interested parties may send written communications directly to the Board of Directors or to specified individual directors, including the Chairman or any non-management directors, by sending such communications to the company’s corporate headquarters. Such communications will be reviewed by our legal department and, depending on the content, will be:

•	forwarded to the addressees or distributed at the next scheduled Board meeting;

•	if they relate to financial or accounting matters, forwarded to the Audit Committee or distributed at the next scheduled Audit Committee meeting;

•	if they relate to executive officer compensation matters, forwarded to the Compensation Committee or discussed at the next scheduled Compensation Committee meeting;

•	if they relate to the recommendation of the nomination of an individual, forwarded to the Nominating Committee or discussed at the next scheduled Nominating Committee meeting; or

•

if they relate to the operations of the company, forwarded to the appropriate officers of the company, and the response or other handling of such communications reported to the Board of Directors at the next scheduled Board meeting.

Compensation of Officers and Directors

No compensation of any kind, including finders and consulting fees, has been or will be paid to any of Victory’s officers or their affiliates for services rendered through the closing of the merger. However, Victory’s executive officers are reimbursed for any out-of-pocket expenses incurred in connection with activities on Victory’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. As of December 31, 2008, an aggregate of approximately $             has been reimbursed to them for such expenses. There is no limit on the amount of these out-of-pocket expenses and there will be no review of the reasonableness of the expenses by anyone other than Victory’s board of directors and audit committee, which includes persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged.

The policies of Victory with respect to the compensation of its executive officers and following the merger will be administered by Victory’s board in consultation with its compensation committee (as described above). The compensation policies followed by Victory will be intended to provide for compensation that is sufficient to attract, motivate and retain executives of outstanding ability and potential and to establish an appropriate relationship between executive compensation and the creation of stockholder value. To meet these goals, the compensation committee will be charged with recommending executive compensation packages to Victory’s board of directors.

It is anticipated that performance-based and equity-based compensation will be an important foundation in executive compensation packages as Victory and TouchTunes believe it is important to maintain a strong link between executive incentives and the creation of stockholder value. Victory and TouchTunes believe that performance and equity-based compensation can be an important component of the total executive compensation package for maximizing stockholder value while, at the same time, attracting, motivating and retaining high-quality executives. Since Victory will not have a compensation committee until completion of the merger, it has not yet adopted any formal guidelines for allocating total compensation between equity compensation and cash compensation for executives hired in the future.

Compensation Discussion and Analysis

The following constitutes the Compensation Discussion and Analysis of TouchTunes’ executive compensation program prior to the transactions contemplated by the merger and does not necessarily represent compensation decisions that will be made by TouchTunes following completion of the merger, except where otherwise noted.

Named Executive Officers.

TouchTunes’ chief executive officer, chief financial officer and three other most highly compensated executive officers who were serving as executive officers as of December 31, 2008 were:

•	William J. Meder, Executive Chairman, President and Chief Executive Officer

•	Phillip Livingston, Chief Financial Officer

•	Ron Greenberg, Chief Marketing Officer and Vice President, Digital Media

•	Michael Tooker, Senior Vice President, Technology and Operations

•	Bob Weinschenk, Senior Vice President, Barfly Division

Arthur Matin served as president and chief executive officer until August 2008. William Meder has served as President and Chief Executive Officer since September 2008 when he accepted the position of acting President and Chief Executive Officer on a transitional basis. Throughout this section, these executive officers are referred to as the “named executive officers.”

Overview of TouchTunes’ Compensation Scheme as a Private Company

Prior to the closing of the merger, TouchTunes has been a privately held company, operating under the direction of its chief executive officer and its board of directors. Historically, TouchTunes has generally not used, and has not had the need to use, many of the more formal compensation practices and policies employed by publicly traded companies subject to the executive compensation disclosure rules of the SEC and Section 162(m) of the Code.

Role of the Chief Executive Officer. Prior to the merger, all compensation decisions have been recommended by TouchTunes’ chief executive officer for the review and approval of the compensation committee of TouchTunes’ board of directors (the “Committee”), with the exception of the compensation of the chief executive officer which has been determined by the Committee with input from the chief executive officer.

Objectives of TouchTunes’ Compensation Program.

TouchTunes’ executive compensation program is designed to achieve the following three primary objectives:

•	to provide a competitive compensation package to attract and retain talented individuals to manage and operate all aspects of its business;

•	to reward the achievement of corporate and individual objectives that promote the growth and profitability of TouchTunes’ business; and

•	to align the interests of executive officers with those of TouchTunes’ stockholders by providing long-term equity-based compensation.

To meet these objectives, TouchTunes’ executive compensation package has generally consisted of a mix of base salary, performance-based annual cash bonuses, standard employee benefits and long-term incentives in the form of equity-based awards. TouchTunes believes that performance-based compensation is an important component of the total executive compensation package for attracting, motivating and retaining high quality executives. Accordingly, a significant portion of the named executive officers’ compensation is in the form of cash compensation that is subject to the achievement of annual performance goals and equity-based compensation which enables the named executive officers to share in the growth of TouchTunes’ above pre-established threshold amounts.

Elements of Compensation of Executive Officers.

The compensation received by TouchTunes’ named executive officers in 2008 consisted of the following elements:

Base Salary

Base salaries for TouchTunes’ executive officers are established based on the scope of their responsibilities, historical performance and individual experience. Base salaries are reviewed annually, and adjusted from time to time. During 2008, Mr. Matin’s base salary was $244,246, Mr. Livingston’s base salary was $285,577, Mr. Greenberg’s base salary was $285,577, Mr. Tooker’s base salary was $222,000, and Mr. Weinschenk’s base salary was $275,000. Mr. Meder did not have a base salary in 2008, however he was paid a total of $124,162 for his services as acting President and Chief Executive Officer.

Annual Bonus

Bonus compensation at TouchTunes is designed to motivate performance and to advance the interests of TouchTunes by linking a portion of annual compensation to the achievement of financial objectives and key performance indicators, while contributing to increased long-term stockholder value. Bonus opportunities exist for performance at a semi-annual and annual target levels of EBITDA. No bonus opportunity exists for performance at or below the target level. EBITDA target levels are determined by the Committee and set at a level that is achievable only if TouchTunes’ financial performance exceeds it performance in the prior year.

Equity-Based Incentive Compensation.

TouchTunes also makes equity incentive awards to its employees, non-employee directors and employees of TouchTunes’ subsidiaries to promote the interests of TouchTunes’ company and TouchTunes’ stockholders. These awards are designed to promote these interests by providing such individuals with a proprietary interest in pursuing the long-term growth, profitability and financial success of TouchTunes’ company. During 2008, these equity incentive awards consisted of stock options. These options vest according to schedules established at grant, conditioned on continued employment with TouchTunes, with vesting upon certain events, including upon a change of control that is followed by a termination without cause within 12 months of such change in control. TouchTunes believes stock options align the interests of TouchTunes’ employees with those of TouchTunes’ stockholders, because the stock options have value only if the value of TouchTunes’ stock increases after the date of grant.

Severance Benefits. In connection with his commencement of employment, each of the named executive officers individually negotiated the severance provisions set forth in their respective employment agreements or employment letter agreements that are applicable under various termination scenarios including termination without cause, termination for good reason (or constructive discharge) and termination in connection with a change in control.

Other Benefits. TouchTunes provides named executive officers with premium-paid health, hospitalization, short and long term disability, dental, life and other insurance as TouchTunes may have in effect from time to time. A named executive officer is entitled to reimbursement for all business travel and other out-of-pocket expenses reasonably incurred in the performance of his services. Each named executive officer also is entitled to participate in all other company-wide benefit plans (non-contributory 401(k) plans), as they may be made available and to receive four weeks of paid vacation per calendar year. TouchTunes does not currently, and has not previously, made available to any employees any defined benefit pension or nonqualified deferred compensation plan or arrangement.

Summary Compensation Table

The Summary Compensation Table below shows, for the year ended December 31, 2008, the compensation paid to or earned by TouchTunes’ named executive officers.

Name and Principal Position	Year	Salary ($)		Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)(1)	Total ($)
William Meder Executive Chairman of the Board of Directors and President and Chief Executive Officer	2008	124,162	(2)	—	—	—	—	124,162

Ronald Greenberg Chief Marketing Officer & Senior Vice President	2008	285,577		9,625	—	—	15,370	310,572

Arthur Matin President & Chief Executive Officer	2008	244,246		—	—	—	22,500	266,746

Philip Livingston Chief Financial Officer, Secretary & Treasurer	2008	285,577		25,000	—	—	22,500	333,077

Michael Tooker Executive Vice President	2008	222,000		19,425	—	1,104	7,332	249,861

Bob Weinschenk Senior Vice President, Barfly Division	2008	253,545		35,000	—	—	15,202	303,747

(1)	All other compensation for the fiscal year ended December 28, 2008, consists of premiums paid by us for an insurance policy on the life of the named executive officer, premiums on accidental death and dismemberment insurance and premiums on long-term disability insurance.
(2)	Comprised of compensation paid to Mr. Meder as a consultant to TouchTunes for his service as acting President and Chief Executive Officer beginning in September 2008.

Grants of Plan-Based Awards

The following table sets forth a summary of grants of plan-based awards to the named executive officers for the fiscal year ended December 28, 2008.

Name	Grant Date	Estimated Future Payouts Under Equity Incentive Plan Awards	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards
($)
William Meder	—	—	—	—
Ronald Greenberg	—	—	—	—
Arthur Matin	—	—	—	—
Philip Livingston	—	—		—
Michael Tooker	12/2/2008	$61,975.00	0.32	$61,975.00
Bob Weinschenk	—	—	—	—

Outstanding Equity Awards at Fiscal Year End

The following table sets forth certain information with respect to outstanding equity awards at December 28, 2008 for each of the named executive officers.

Name	Grant Date		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
William Meder	11/13/2006	(1)	671,875	328,125	0.210	11/13/2016
Ronald Greenberg	3/1/2007	(2)	550,000	550,000	0.40	3/1/2017
Arthur Matin	1/3/2007		2,037,500	—	0.40	3/31/2009
Philip Livingston	12/6/2007		365,625	—	0.40	4/16/2009
Michael Tooker	12/2/2008	(3)	—	250,000	0.320	12/2/2018
	11/13/2006	(4)	769,166	530,834	0.210	11/13/2016

(1)	Options vest as follows: (i) 250,000 shall vest on November 13th 2006, the date of grant and (ii) the remaining 750,000 shares of Common Stock vesting in forty-eight (48) equal monthly installments of 15,625 shares over the four-year period commencing on November 13, 2006, the date of grant.
(2)	Options vest as follows: (i) 275,000 shares of Common Stock shall vest on the first anniversary of March 1, 2007, the date of grant, and (ii) the remaining 825,000 shares of Common Stock shall vest in thirty-six (36) equal monthly installments of 22,916 shares of Common Stock, with such vesting commencing on the first anniversary of the date of grant and ending on the fourth anniversary of the date of grant; provided, that the final installment shall be for 22,940 shares of Common Stock.
(3)	Options vest as follows: (i) 62,500 Shares of Common Stock shall vest on the first anniversary of the date of grant, and (ii) the remaining 187,500 Shares of Common Stock shall vest in thirty-six (36) equal monthly installments of 5,208 Shares of Common Stock , with such vesting commencing on the first anniversary of the date of grant and ending on the fourth anniversary of the date of grant.
(4)	Options vest as follows: (a) 130,000 shares of Common Stock shall vest on November 13, 2006, the date of grant, (b) 260,000 shares of Common Stock shall vest on the first anniversary of the date of grant, and (c) the remaining 910,000 shares of Common Stock shall vest in thirty-six (36) monthly installments of 25,277 shares over the three-year period commencing on the date of grant; provided, that the last such installment shall be for 25,305 shares of Common Stock.

Director Compensation

Directors received attendance fees of $1,500 for each board of directors meeting attended in person, $1,500 for each committee meeting attended in person and $750 and $750 respectively for each board or committee meeting attended by phone. The chairman of the board of directors receives $2,000 per meeting attended in person and $1,000 per meeting attended by phone and chairmen of committees receive $2,000 per meeting attended in person and $1,000 per meeting attended by phone. Executive officers of TouchTunes who are directors or members of committees of the board receive no compensation for serving in such positions.

Directors and Executive Officers of Victory Following the Merger

Upon completion of the merger, certain members of TouchTunes’ management will become officers of Victory. These officers are William Meder, who will serve as Chairman of the Board of Directors, President and Chief Executive Officer, David Schwartz, who will serve as Chief Financial Officer, Secretary and Treasurer, Ron Greenberg, who will serve as Chief Marketing Officer & Senior Vice President, Digital Media, Dan McAllister, who will serve as Senior Vice President, Sales, Geoff Mott, who will serve as Senior Vice President, Strategy and Business Development, Michael Tooker, who will serve a Senior Vice President, Technology and Operations, and Bob Weinschenk, who will serve as Senior Vice President, Barfly Division. Mr. Meder’s position as Chief Executive Officer is transitional; TouchTunes is actively searching for a new Chief Executive

Officer. Each of these persons has entered or will enter into an employment agreement with TouchTunes that will be assumed by Victory as a result of the merger, or in the case of new employment agreements, effective upon the merger.

Employment Agreements

The following is a summary of the material terms of the employment agreements that will be assumed by Victory as a result of the merger, or in the case of new employment agreements, effective upon the merger. A copy of the form of employment agreements which, except for provisions noted therein, is essentially identical for all of the executive officers listed below, is annexed to this proxy statement/prospectus as Annex E.

William Meder, Executive Chairman of the Board of Directors, President and Chief Executive Officer. Under the terms of Mr. Meder’s employment agreement, Mr. Meder will be entitled to a base salary of $500,000 and an annual bonus that will be based on a percentage of his base salary based on his achievement of performance targets to be determined by the compensation committee of the company. In addition to salary and bonus, Mr. Meder will be eligible to receive equity awards under the Long Term Incentive Plan that is being submitted for shareholder approval at the Victory special meeting.

David Schwartz, Chief Financial Officer, Secretary and Treasurer. Under the terms of Mr. Schwartz’s employment agreement, Mr. Schwartz will be entitled to a base salary of $300,000 and an annual bonus that will be based on a percentage of his base salary based on his achievement of performance targets to be determined by the compensation committee of the company. In addition to salary and bonus, Mr. Schwartz will be eligible to receive equity awards under the Long Term Incentive Plan that is being submitted for shareholder approval at the Victory special meeting.

Ron Greenberg, Chief Marketing Officer & Senior Vice President, Digital Media. Under the terms of Mr. Greenberg’s employment agreement, Mr. Greenberg will be entitled to a base salary of $275,000 and an annual bonus that will be based on a percentage of his base salary based on his achievement of performance targets to be determined by the compensation committee of the company. In addition to salary and bonus, Mr. Greenberg will be eligible to receive equity awards under the Long Term Incentive Plan that is being submitted for shareholder approval at the Victory special meeting.

Dan McAllister, Senior Vice President, Sales. Under the terms of Mr. McAllister’s employment agreement, Mr. McAllister will be entitled to a base salary of $200,000 and an annual bonus that will be a percentage of his base salary based on his achievement of performance targets to be determined by the compensation committee of the company. In addition to salary and bonus, Mr. McAllister will be eligible to receive equity awards under the Long Term Incentive Plan that is being submitted for shareholder approval at the Victory special meeting.

Geoff Mott, Senior Vice President, Strategy and Business Development. Under the terms of Mr. Mott’s employment agreement, Mr. Mott will be entitled to a base salary of $450,000 and an annual bonus that will be based on a percentage of his base salary based on his achievement of performance targets to be determined by the compensation committee of the company. In addition to salary and bonus, Mr. Mott will be eligible to receive equity awards under the Long Term Incentive Plan that is being submitted for shareholder approval at the Victory special meeting.

Michael Tooker, Senior Vice President Technology and Operations. Under the terms of Mr. Tooker’s employment agreement, Mr. Tooker will be entitled to a base salary of $280,000 and an annual bonus that will be based on a percentage of his base salary based on his achievement of performance targets to be determined by the compensation committee of the company. In addition to salary and bonus, Mr. Tooker will be eligible to receive equity awards under the Long Term Incentive Plan that is being submitted for shareholder approval at the Victory special meeting.

Bob Weinschenk, Senior Vice President, Barfly Division. Under the terms of Mr. Weinschenk’s employment agreement, Mr. Weinschenk will be entitled to a base salary of $275,000 and an annual bonus that will be based on a percentage of his base salary based on his achievement of performance targets to be determined by the compensation committee of the company. In addition to salary and bonus, Mr. Weinschenk will be eligible to receive equity awards under the Long Term Incentive Plan that is being submitted for shareholder approval at the Victory special meeting.

Other Benefits

All of TouchTunes’ executive officers are eligible to participate in non-contributory 401(k) plans, premium-paid health, hospitalization, short and long term disability, dental, life and other insurance plans as TouchTunes may have in effect from time to time. They also will be entitled to reimbursement for all business travel and other out-of-pocket expenses reasonably incurred in the performance of their services.

OTHER INFORMATION RELATED TO VICTORY

Business of Victory

Victory was formed on January 12, 2007 to effect a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business in any industry other than the franchising, financial services or healthcare industries. Prior to executing the merger agreement with TouchTunes, Victory’s efforts were limited to organizational activities, completion of its IPO and the evaluation of possible business combinations.

Offering Proceeds Held in Trust

On April 30, 2007, Victory consummated its IPO of 33,000,000 units, including 3,000,000 units which were subject to the underwriters’ over-allotment option. The net proceeds of the offering, including proceeds from the over-allotment option and from the private sale of 5,000,000 Sponsors’ Warrants at a price of $1.00 per warrant and after deducting the underwriting discounts and commissions and the offering expenses, were $321,661,329. Of that amount, $321,660,000 was deposited into the trust account and invested in government securities. The remaining proceeds have been used by Victory in its pursuit of a business combination. In addition, Victory was entitled to draw for use of working capital up to $3,000,000 of interest earned on the trust account, as well as any amounts necessary to pay its tax obligations. Through December 31, 2008, Victory has drawn from the trust account $1,740,750 for working capital and $1,156,555 for taxes and can draw up to an additional $1,259,250 for working capital and any future tax payments. Except as set forth above, no funds in the trust account have been released and only the remaining interest income that Victory may use for working capital requirements and amounts necessary for its tax obligations will be released until the earlier of the consummation of a business combination or the liquidation of Victory. The trust account contained $330,144,884 as of December 31, 2008.

Victory intends to use funds held in the trust account to pay certain transaction expenses, finders’ fees, tax obligations and deferred underwriters compensation. The balance of the funds will be released to Victory after the closing of the merger to pay stockholders who properly exercise their conversion rights and for working capital and general corporate purposes.

The holders of Public Shares will be entitled to receive funds from the trust account only in the event of Victory’s liquidation or if they seek to convert their shares into cash and the merger is actually completed. In no other circumstances will a stockholder have any right or interest of any kind to or in the trust account.

Fair Market Value of Target Business

Pursuant to the underwriting agreement for Victory’s IPO, the initial target business that Victory acquires must have a fair market value equal to at least 80% of the trust account balance (excluding deferred underwriting discounts and commissions) at the time of such business combination. Victory’s board of directors determined that this test was met in connection with its business combination with TouchTunes.

Stockholder Approval of Business Combination

Victory will proceed with the merger only if a majority of the Public Shares present and entitled to vote on the merger proposal at the special meeting is voted in favor of the merger proposal. The Victory Founders have agreed to vote their common stock issued prior to the IPO on the merger proposal in accordance with the vote of holders of a majority of the Public Shares present (in person or represented by proxy) and entitled to vote at the special meeting. If the holders of 20% or more of the Public Shares vote against the merger proposal and properly demand that Victory convert their Public Shares into their pro rata share of the trust account, Victory will not consummate the merger. In this case, Victory will be forced to liquidate.

Liquidation if No Business Combination

Victory’s amended and restated certificate of incorporation provides for the automatic termination of Victory’s corporate existence and mandatory liquidation of Victory if Victory does not consummate a business combination by April 24, 2009. The amended and restated certificate of incorporation provides that if Victory has not completed a business combination by such date, its corporate existence will cease except for the purposes of winding up its affairs liquidating, pursuant to Section 278 of the DGCL. This has the same effect as if Victory’s board of directors and stockholders had formally voted to approve Victory’s dissolution pursuant to Section 275 of the DGCL. Accordingly, limiting Victory’s corporate existence to a specified date as permitted by Section 102(b)(5) of the DGCL removes the necessity to comply with the formal procedures set forth in Section 275 (which would have required Victory’s board of directors and stockholders to formally vote to approve its dissolution and liquidation and to have filed a certificate of dissolution with the Delaware Secretary of State).

Victory anticipates notifying the trustee of the trust account within 10 business days to begin liquidating such assets promptly after such date and anticipates it will take no more than 10 business days to effectuate such distribution. If there are no funds remaining to pay the costs associated with the implementation and completion of the liquidation and distribution, Eric J. Watson and Jonathan J. Ledecky have agreed to advance Victory the funds necessary to pay such costs and complete such liquidation (currently anticipated to be no more than approximately $15,000) and not to seek repayment for such expenses.

In connection with its liquidation, Victory will distribute to the holders of its Public Shares, in proportion to their respective amounts of Public Shares, an aggregate sum equal to the amount in the trust account, inclusive of any interest thereon, plus remaining net assets (subject to Victory’s obligations under Delaware law to provide for claims of creditors as described below). The Victory Founders have waived their rights to participate in any liquidation distribution with respect to their Founders’ Common Stock. As a consequence of such waivers, a liquidating distribution will be made only with respect to the Public Shares. There will be no distribution from the trust account with respect to Victory’s warrants, which will expire worthless.

The per-share liquidation price for the Public Shares as of             , 2009, the record date for Victory’s special meeting, is approximately $10.00. The proceeds deposited in the trust account could, however, become subject to the claims of Victory’s creditors (which could be prior to the claims of the holders of the Public Shares and could include vendors and service providers Victory has engaged to assist it in connection with its search for a target business and that are owed money by it, as well as target businesses themselves) and there is no assurance that the actual per-share liquidation price will not be less than $10.00, due to those claims. If Victory liquidates prior to the consummation of a business combination, Messrs. Watson and Ledecky have agreed that they will be personally liable to pay debts and obligations to target businesses or vendors or other entities that are owed money by Victory for services rendered or contracted for or products sold to Victory in excess of the net proceeds of Victory’s IPO not held in the trust account, but only if such a target business or vendor or other entity did not execute such a waiver. Accordingly, if a claim brought by a target business or vendor or other entity did not exceed the amount of funds available to Victory outside of the trust account or available to be released to Victory from interest earned on the trust account balance or if such an entity executed a waiver, Messrs. Watson and Ledecky would not have any personal obligation to indemnify such claims as they would be paid from such available funds. However, if a claim exceeded such amounts and such entity did not execute a waiver, there is no exception to the obligations of Messrs. Watson and Ledecky to pay such claim. There is no assurance, however, that they would be able to satisfy those obligations. Accordingly, Victory cannot assure you that the per-share distribution from the trust account, if Victory liquidates, will not be less than $10.00, plus interest, due to claims of creditors.

Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. If the corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution. However, as stated above, it is Victory’s intention to make liquidating distributions to its stockholders as soon as reasonably possible after April 24, 2009 and, therefore, Victory does not intend to comply with those procedures. As such, Victory’s stockholders could potentially be liable for any claims to the extent of distributions received by them and any liability of Victory’s stockholders may extend well beyond the third anniversary of such date. Because Victory will not be complying with Section 280, Section 281(b) of the DGCL requires Victory s to adopt a plan that will provide for payment, based on facts known to it at such time, of (i) all existing claims, (ii) all pending claims and (iii) all claims that may be potentially brought against it within the subsequent 10 years. Accordingly, Victory would be required to provide for any claims of creditors known to it at that time or those that it believes could be potentially brought against it within the subsequent 10 years prior to it distributing the funds in the trust account to its public stockholders. However, because Victory is a blank check company, rather than an operating company, and its operations have been limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from potential target businesses, many of whom have given Victory agreements waiving any right, title, interest or claim of any kind they may have in or to any monies held in the trust account, or Victory’s vendors (such as accountants, lawyers, investment bankers, etc.). As a result, the claims that could be made against Victory are significantly limited and the likelihood that any claim that would result in any liability extending to the trust is remote. Nevertheless, such agreements may not be enforceable. Accordingly, Victory cannot assure you that third parties will not seek to recover from Victory’s stockholders amounts owed to them by Victory.

Additionally, if Victory is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it that is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in Victory’s bankruptcy estate and subject to the claims of third parties with priority over the claims of Victory’s stockholders. Also, in any such case, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by Victory’s stockholders. Furthermore, because, in the event of a liquidation, Victory intends to distribute the proceeds held in the trust account to its public stockholders promptly after April 24, 2009, this may be viewed or interpreted as giving preference to Victory’s public stockholders over any potential creditors with respect to access to or distributions from Victory’s assets. In addition, Victory’s board may be viewed as having breached their fiduciary duties to Victory’s creditors and/or may have acted in bad faith, and thereby exposing itself and Victory to claims of punitive damages, by paying public stockholders from the trust account prior to addressing the claims of creditors and/or complying with certain provisions of the DGCL with respect to Victory’s liquidation. Victory cannot assure you that claims will not be brought against it for these reasons. To the extent any bankruptcy or other claims deplete the trust account, Victory cannot assure you it will be able to return to its public stockholders at least $9.99 per share.

Facilities

Victory maintains executive offices at 970 West Broadway, PMB 402, Jackson, Wyoming 83001. Jonathan J. Ledecky is providing this space to Victory at no charge.

Employees

Victory has two executive officers. These individuals are not obligated to contribute any specific number of hours per week and devote only as much time as they deem necessary to Victory’s affairs. Victory does not intend to have any full time employees prior to the consummation of the merger.

Periodic Reporting and Audited Financial Statements

Victory has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual and quarterly reports with the SEC. In accordance with the requirements of the Exchange Act, Victory’s annual reports contain financial statements audited and reported on by Victory’s independent accountants. Victory has filed with the SEC its Annual Reports on Form 10-K covering the fiscal years ended December 31, 2008 and 2007 and its Quarterly Reports on Form 10-Q covering the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008.

Legal Proceedings

There are no legal proceedings pending against Victory.

Victory’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with Victory’s financial statements and related notes thereto included elsewhere in this proxy statement/prospectus.

Victory is a blank check company formed on January 12, 2007 to effect a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business in any industry other than the franchising, financial services or healthcare industries.

For the fiscal year ended December 31, 2008, Victory had a net income of $3,050,939 consisting of $4,907,372 of dividend and interest income offset by $1,515,347 of formation and operating costs and $341,086 of provisions for income tax.

For the period from January 12, 2007 (inception) through December 31, 2007, Victory had a net income of $6,468,977 consisting of $7,558,794 of dividend and interest income offset by $748,262 of formation and operating costs and $341,555 of provisions for income tax.

Victory consummated its initial public offering of 33,000,000 units, including 3,000,000 units subject to the underwriters’ over-allotment option, on April 30, 2007. Gross proceeds from the initial public offering were $330,000,000. As of December 31, 2008, Victory paid a total of $12,540,000 in underwriting discounts and commissions and $798,671 for other costs and expenses related to the offering and the over-allotment option.

After deducting the underwriting discounts and commissions and the offering expenses, $321,660,000 including the proceeds from the sale of sponsors’ warrants was deposited into the trust account which includes $10,560,000 of deferred underwriting discounts and commissions.

As of December 31, 2008, Victory’s trust account totaled $330,144,884. Upon consummation of the merger, approximately $10,560,000 of such funds will be used to pay deferred underwriting discounts and commissions to the underwriters in Victor’s IPO and approximately $5,000,000 of such funds will be used to pay transaction expenses incurred in connection with the merger.

As of December 31, 2008, Victory had working capital of $1,061,361. From the date of consummation of the IPO, until such time as Victory effectuates a business combination, Victory may draw for use of working capital up to $3,000,000 of interest earned on the trust account, as well as any amounts necessary to pay its tax obligations. Victory has drawn from the trust account $1,740,750 for working capital and may draw up to an additional $1,259,250 for working capital. Victory has also drawn from the trust account $1,156,555 to pay tax obligations.

Victory had an agreement with an affiliate of one of its executive officers for various office and administrative services. The agreement commenced on April 24, 2007, the effective date of the initial public offering, and was terminated by Victory as of July 1, 2007. Victory subsequently paid rent expense from July 1, 2007 to September 30, 2007 as needed. From January 12, 2007 (inception) through July 1, 2007, Victory paid rent expense of $12,500 to this affiliate related to this agreement.

In addition, in January 2007, Messrs. Ledecky and Watson advanced an aggregate of $175,000 to Victory for payment on its behalf of offering expenses in connection with the IPO. These loans were repaid following the IPO from the proceeds of the offering.

Off-Balance Sheet Arrangements

Victory does not have any obligations, assets or liabilities that would be considered off-balance sheet arrangements as defined in Item 303 (a)(4)(ii) of Regulation S-K. Victory does not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements.

Victory has not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or acquired any non-financial assets.

Contractual Obligations

Victory does not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities.

Critical Accounting Policies

Victory’s significant accounting policies are more fully described in its condensed financial statements. However certain accounting policies are particularly important to the portrayal of financial position and results of operations and require the application of significant judgments by management. In applying those policies, management used its judgment to determine the appropriate assumptions to be used in determination of certain estimates. Victory’s accounting policy will be to use estimates based on its historical experience, terms of existing contracts, observance of trends in the industry and information available from outside sources, as appropriate.

BUSINESS OF TOUCHTUNES

Business Overview

TouchTunes develops, manufactures and sells interactive digital entertainment systems, principally digital jukebox systems, that are designed to provide innovative digital entertainment content and-targeted advertising services to a currently active network of approximately 38,000 out-of-home locations, such as bars, restaurants, retailers and other businesses, in North America. In addition, TouchTunes has recently begun to offer a wireless portable digital entertainment systems and digital advertising. These services are provided, under a recurring revenue model, through long-term agreements with the company’s distribution channel of more than 2,800 Operators and, more recently, through direct sales to national and regional chains, primarily restaurants. TouchTunes’ wholly-owned subsidiary, TouchTunes Music, introduced the world’s first digital-downloading, pay-per-play commercial jukebox in 1998 and now operates what it believes to be one of the largest out-of-home interactive entertainment networks in the United States. Since mid-2007, TouchTunes has expanded its entertainment network offering, through acquisitions and product development, to include a wireless, portable entertainment system, an interactive advertising platform on the jukebox and an in-location television-based advertising and content solution primarily in bars.

Out-of-Home Digital Entertainment Industry

The out-of-home entertainment industry encompasses retail shopping malls, movie theaters, high tech theme parks, gaming and gambling establishments and other types of locations that provide entertainment. This industry, as a whole, is becoming increasingly digital and networked, from IMAX theaters to networked slot machines at casinos and pervasive digital signage at retail shopping malls. In tandem with these trends, the broadly-defined retail industry is also starting to deploy location-based entertainment systems and services. Bars and restaurants constitute a substantial segment of the out-of-home entertainment industry. A growing number of these establishments are beginning to adopt a variety of entertainment, promotional and advertising technologies to improve the consumer experience and enable advertisers to address more targeted audiences, defined by the establishment’s demographics.

TouchTunes is part of a multi-tier chain that serves the bar and restaurant segment of the out-of-home entertainment industry. System vendors, such as TouchTunes, design, build and deliver jukeboxes and other entertainment systems, operate the networks that manage these systems, and download and monitor usage of content such as music, video, games, and digital advertising and software updates, to the systems. These vendors sell or otherwise deploy their products principally through distributors, who in turn sell to Operators, or alternatively they sell these systems directly to Operators. Operators deploy the systems into their bar and restaurant customers, collect the revenue from each system in each location and share that revenue with the system vendors and, in most cases, with the location owner. The external systems on the network interface with internal vendor systems in order to determine amounts of payment for content-related royalties, measurement of advertising performance and other back-office processes.

According to a 2008 study by Handshake Marketing, an independent marketing firm, approximately 150,000 bar and bar-restaurant locations sell alcoholic beverage for consumption on premises in the United States. Conventional (mostly CD) jukeboxes, which represented a significant technological change in the industry when they were introduced in 1987, had been deployed in most of these establishments and by 1991, vinyl jukeboxes were no longer manufactured. TouchTunes believes, however, that approximately 40% of these jukeboxes have now been converted into or replaced by digital jukeboxes. TouchTunes estimates that approximately 10,000 new digital jukebox systems, industry-wide, were sold in the United States and Canada in 2008. There are approximately 4,000 Operators who own these jukebox units. Annual gross coinage jukebox revenue in the industry amounts to approximately $500 million, of which, on average, approximately 80% is retained by Operators, who share up to half of their revenues with the location owners.

In addition to the bar and bar/restaurant segment, out-of-home entertainment systems are deployed in some casual and quick-service restaurants. According to a 2008 report by the National Restaurant Association, a 2008 study by Chain Store Guide and a 2008 study by Handshake Marketing, there are approximately 190,000 casual and 285,000 quick-service restaurant outlets in the United States and Canada. Penetration of entertainment equipment into restaurant locations is limited, although according to a 2008 Chain Store Guide survey one of the key priorities for the industry is the application of new technology to improve the customer experience. Entertainment systems (mostly game and music) are also deployed in other types of out-of-home locations, such as entertainment centers and certain retail verticals (such as apparel stores).

TouchTunes believes that it was the first company to develop a networked digital jukebox that provides locations such as bars and restaurants with music services that are updated and refreshed on a regular basis over the network from a central server. More recently, TouchTunes has continued to innovate by (i) bringing to market PlayPorTT, which it believes is the first commercially-available broadband wireless entertainment product that brings fresh, frequently updated, content to patrons who wish to play games and access a jukebox remotely; and, (ii) acquiring Barfly, one of the first vendors to develop a system to offer intelligent, interactive, advertising and content on the bar or restaurant television screen. TouchTunes believes that consumers in the 21 to 34 age group are interested in more active forms of entertainment in out-of-home locations, involving interaction with their friends through systems that are connected to the Internet and the mobile data network.

TouchTunes believes that there is a significant opportunity for growth in the out-of-home advertising market for alcoholic beverages and certain other advertisers, particularly in bars. According to The Beverage Information Group’s 2009 Handbook Advance (“Handbook Advance”), the alcoholic beverage industry spent approximately $1.6 billion on measured advertising (television, radio, print and outdoor advertising) during 2008. According to a 2006 study by Advertising Age, unmeasured advertising (signage, displays, trinkets, promotions, etc.) is approximately equal to measured advertising, which means that the alcoholic beverage industry is estimated to have spent in excess of $3 billion on advertising in 2008. According to the Moving Picture Association of America (“MPAA”), approximately $4 billion was spent on advertising by movie studios in 2008. TouchTunes believes that alcoholic beverage and motion picture companies are both very attractive target advertising customers for companies offering advertising solutions in bars due to the demographic audience they seek to reach, particularly where it must be established that the audience is over the age of 21.

TouchTunes Competitive Strengths

TouchTunes believes that it has the following competitive strengths:

One of the largest out-of-home Interactive Entertainment networks in the United States

TouchTunes believes that its interactive touchscreen out-of-home entertainment system network is one of the largest in the United States. As of December 31, 2008, there were more than 36,500 bars and restaurants in the United States, Canada and Mexico, with active, networked, TouchTunes digital jukebox systems.

Large and diverse customer base

As of December 31, 2008, TouchTunes had agreements with over 2,800 Operators for the license of music on TouchTunes’ jukeboxes and had distribution agreements with approximately 21 distributors. TouchTunes believes that its operator customer base represents at least 70% of all Operators in the United States. Most of these customers have been customers of TouchTunes for at least three years.

Recurring revenue model

TouchTunes’ business model is a recurring revenue model based on usage fees for its music and other entertainment services delivered through its network of digital jukeboxes and, recently, with the introduction of PlayPorTT, through those systems as well. TouchTunes believes that its digital jukebox recurring service sources provide it with a strong operational and financial foundation.

TouchTunes’ digital entertainment systems reach a large and advertiser-desirable audience

According to a 2007 study by Arbitron, TouchTunes’ network audience consists primarily of active, social, 21 to 34 year-old adults, 55% of whom are male, single, college educated and with household incomes of over $60,000. TouchTunes believes that advertising on its digital entertainment systems targets these consumers in an environment where they are more receptive to absorbing and responding to brand messages. In 2008, there were approximately 360 million sessions between TouchTunes jukebox systems and consumers (typically groups of two to three friends interacting with the touchscreen), with each session lasting an average of six minutes.

TouchTunes Strategy

TouchTunes believes that the out-of-home interactive entertainment market provides an emerging market opportunity. Out-of-home interactive networks are increasingly attractive to advertisers who are seeking to expand their advertising options from traditional venues, such as television, radio and print publications into alternative media that reaches the consumer in a social setting and, for some categories of products, are closer to the point of purchase. TouchTunes is committed to maintaining this high-quality experience and to becoming the leading interactive out-of-home digital entertainment system in North America. TouchTunes’ key strategies to achieve this objective are as follows:

Reinforce leadership in bar segment

TouchTunes believes that the traditional jukebox market in bars and similar establishments continues to be an opportunity for growth, as more of these businesses shift to digital technology. TouchTunes will seek to increase its market penetration through innovation in digital jukebox systems to create an even larger market footprint for both its music service offerings and other products and services such as PlayPorTT and Barfly interactive systems.

Expand Barfly deployments to capitalize on leadership in bar segment

TouchTunes is seeking to leverage its existing Operator and distribution relationships in the bar segment in order to deploy its Barfly systems in as many locations as possible where it has existing activated jukeboxes. TouchTunes believes that this will enhance its attractiveness to advertisers for two reasons. First, TouchTunes’ ability to attract advertisers will depend in large part on the breadth of its network and the demographics of its audience. In addition, by placing Barfly systems in locations where TouchTunes’ jukebox systems already exist, TouchTunes will be able to demonstrate the advantages of interoperability of the systems, which TouchTunes believes will enhance the digital entertainment experience for the bar’s customers.

Further expand to deploy an integrated suite of digital entertainment products

TouchTunes has designed its jukebox systems, PlayPorTT and Barfly systems to have the capability to act as an integrated product suite. TouchTunes will seek to use its recently expanded range of complementary products to (i) attract bars and restaurants that are seeking multiple avenues to address the interactive entertainment needs of their customers; and (ii) appeal to Operators who are able to deploy additional, revenue producing units in their bar and restaurant locations; and (iii) address the needs of key advertisers, such as alcoholic beverage companies, movie studios and mobile service providers. In addition, TouchTunes believes that the compatibility of these systems, such as using the PlayPorTT touch screen to access a jukebox across a restaurant or bar, may lead to an increase in the number of paid plays on its other systems in the same location. TouchTunes also believes that its ability to attract larger, multi-location customers, such as restaurant chains, is enhanced by having a broad and integrated suite of products. TouchTunes is currently developing software to allow its digital entertainment systems to interface with mobile networks, myTouchTunes, the company’s web destination, as well as popular social networks and social messaging systems, such as Twitter.

Expand presence in restaurant segment

TouchTunes believes that, of the approximately 190,000 casual restaurant, approximately 285,000 quick-service restaurant and thousands of other addressable retail outlets in the United States and Canada, only a small percentage have incorporated digital entertainment systems or advertising systems into their locations. TouchTunes is seeking to penetrate this market, initially through its national accounts sales force and its recently introduced PlayPorTT system.

Tightly couple content and advertising

TouchTunes intends to use its existing highly scalable network, its capability to integrate its suite of digital entertainment systems and its established channels of distribution to roll out its PlayPorTT and Barfly systems. TouchTunes believes that its planned integration of the Barfly system into TouchTunes network will result in a complementary -media, rich advertising, marketing and transactional services network. TouchTunes believes that its high-quality entertainment and related digital content engage consumers more effectively and make them more receptive to advertising, promotional and merchandising messages than they are when advertisers use traditional, non-interactive advertising approaches. As a result, TouchTunes believes that it can provide several advantages to advertisers that will increase the effectiveness of their advertising campaigns and, in turn, increase TouchTunes’ planned advertising rates.

The company also intends to further develop its web destination, myTouchTunes, to be addressable by mobile telephones and other web-based systems, including popular social networks. In order to promote social video gaming, entertainment and an entertainment community, TouchTunes intends to build consumer loyalty by encouraging growth in myTouchTunes membership and through other social networking initiatives.

Expand strategic relationships with key content providers

TouchTunes has developed strategic relationships with key content providers, such as music record labels, to develop promotional services for music, bands, events, albums and tours. TouchTunes is seeking to expand the number of these strategic relationships (for example, with video content owners and game developers) as well as to broaden them to include the promotion of related merchandise, music downloads, concert tickets and other relevant promotional and merchandising opportunities.

International expansion and acquisitions

TouchTunes will seek to expand its geographic reach internationally. Currently, TouchTunes markets and sells its digital jukeboxes in the United States and has recently started to sell its jukeboxes in Canada and Mexico. The company also believes that several opportunities exist to provide these systems and services outside North America and is currently engaged in evaluations and trials in some of these markets. For example, TouchTunes is currently working with a partner in the United Kingdom in a trial of its PlayPorTT system with restaurant chains that collectively control approximately 10,000 locations out of a total market of 55,000 bars and pubs.

TouchTunes also plans to look at selective acquisition opportunities that can leverage its service base and distribution channels. Since mid-2007, TouchTunes has acquired the companies that developed the PlayPorTT and Barfly platforms and integrated them into its network and designed these products to be interoperable with its digital jukeboxes. TouchTunes will evaluate additional acquisitions of companies or technologies that bring complementary technology, products or market presence.

Products and Services

TouchTunes offers the following systems and services:

Music systems and services.

The cornerstone of TouchTunes’ interactive out-of-home entertainment network is its active base of over 38,000 jukebox systems (as of March 1, 2009), which play approximately 2 million songs per day. TouchTunes develops and manufactures state-of-the-art digital jukebox systems, which it sells or leases to distributors who in turn sell to Operators, or directly to Operators, who, in turn, install and maintain these systems in bars, restaurants and other retail establishments. TouchTunes also has agreements with some larger customers whereby it retains ownership of systems in exchange for a higher percentage of the recurring revenue they generate. TouchTunes Music maintains a digital music library of more than two million licensed songs, through licenses with major record labels, independent music distributors, music publishers and independent labels. TouchTunes enters into five-year music services agreements with each of its operators and other customers, pursuant to which TouchTunes licenses its music library solely for use on its jukeboxes, in exchange for a payment each time a song is played. TouchTunes distributes and tracks these songs using its proprietary operating system, which enables downloads of location-specific content to each digital jukebox in TouchTunes’ network. In cooperation with music label companies and other entertainment providers, TouchTunes develops promotional campaigns to promote artists, albums and concert tours. TouchTunes believes that these initiatives can sustain consumer interest in its music content and increase personal interaction with the jukebox, while providing an effective promotional tool for music label companies. There can be no assurances that TouchTunes’ initiatives will be successfully implemented.

Portable, broadband entertainment systems.

TouchTunes has started to manufacture and sell a portable, broadband, interactive entertainment system, PlayPorTT, which allows the user to play a wide variety of more than fifty classic and exclusively developed games. PlayPorTT offers both single and multi-player games, tapping into the trend toward casual multi-player gaming, as well as the ability to access TouchTunes’ jukeboxes via WiFi from the PlayPorTT console. PlayPorTT was launched commercially at the end of 2008, and had achieved an aggregate in service base of 350 portable units as of March 1, 2009 with firm commitments to ship a total of more than 1,500 units by the end of June, 2009. Services are currently paid for on a per-play basis. Since PlayPorTT is early in its product lifecycle, no pattern has yet been established for typical monthly service revenue. While existing in-locations game systems provide a point of comparison, PlayPorTT is a new product category that provides a different consumer value proposition, which may lead to a different revenue profile than TouchTunes’ jukebox systems, and which may also vary from the results produced by a relatively small number of units during a few months of operations.

Jukebox interactive advertising and promotion platform.

In 2008, based on an agreement with an industry supplier, TouchTunes created and launched a platform to present, schedule and measure the effects of, advertising and promotional content on its network. This platform is capable of addressing each individual jukebox with targeted short video and interactive content. While introduced as a support service for major labels’ music promotions, TouchTunes is now offering this service to advertisers and national restaurant chains. The company believes that its network now offers the following advantages to advertisers:

•	Compelling content draws consumers to the screen for extended dwell times.

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Advertising campaigns can be targeted to individual jukeboxes delivering customized messages woven into compatible media/applications at the point of consumption, increasing brand awareness and purchase;

•	The software has the ability to capture survey responses and email addresses from users for further customer relationship management (CRM) purposes, or survey users of TouchTunes’ network for market research purposes. For example, the company has run a number of music promotions for major music labels each of which has generated tens of millions of banner impressions, hundreds of thousands of click-throughs, more than 100,000 survey responses and tens of thousands of consumer opt-in e-mail addresses.

To date, TouchTunes has had only one commercial advertising contract, relating to advertising on the jukebox systems. Accordingly, there can be no assurances that TouchTunes’ digital jukebox advertising and promotions will be successful or generate any meaningful revenue.

Barfly television-based digital entertainment and advertising services.

Through its subsidiary Barfly, TouchTunes supplies video and entertainment programming through existing television screens in bars, restaurants and other alcoholic beverage-serving establishments. Barfly’s interactive network system allows customers to watch content or play a variety of games, including trivia, by interacting with Barfly’s system using their cellular phone’s Short Message Service (SMS) capability. Barfly’s programming content is complemented by contextual advertising that allows Barfly to target the 21-34 demographic by placing by placing advertising for beer, spirits, and other alcoholic beverages, along with a broad range of consumer brands, at the point of purchase and consumption of those products. Barfly provides:

•	a proprietary screen within a screen that wraps around live TV content (called a ‘dogleg’)

•	reliable video delivery to each screen

•	ability to control both the dogleg and the center screen for multiple purposes, including ads, promotional messages, syndicated, custom and user-generated content

•	individual screen addressability to target delivery of content and ads down to the individual bar level

•	context-sensitive ad-serving software that matches the precise ad to specific TV content or keywords from consumer messages posted to the screen

Collectively, TouchTunes systems have the capacity to enable bar and restaurant owners to provide advertisements for food and drink specials, encourage on-site social networking and encourage return business with customized messages about special events, live music and DJ schedules and contests. Barfly is a new offering from TouchTunes that has yet to produce any meaningful revenue for the company. As such it is difficult to predict when and if the Barfly systems that the company deploys will generate sufficient revenue to become a profitable line of business and justify TouchTunes’ investment.

myTouchtunes and integration of social networks.

Operating as both a web destination and service to users at locations or when mobile, myTouchTunes is a repository for member-created personalized music playlists and profile data. Members of myTouchTunes use the service on digital jukebox systems. PlayPorTT systems and other connected devices to interact with the TouchTunes out-of-home entertainment network. Over the web, users can also view profiles of other members in the myTouchTunes community and share their musical tastes. Over time, TouchTunes plans to enable these capabilities through popular social networking services to bridge the physical and virtual music spaces. However, there can be no assurances that TouchTunes will be successful in this effort.

TouchTunes plans to extend social network integration into a TouchTunes-equipped location. TouchTunes is testing a capability for consumers to order up songs and send playlists from mobile phones as well as to deliver social messages to a TouchTunes or Barfly screen using Twitter or other social messaging services. TouchTunes plans to deploy these capabilities on all TouchTunes’ platforms and also integrate them into the social networking environment and ‘buzz’ of the bar or restaurant location. However, there can be no assurances that TouchTunes will be successful in this effort.

Technology

TouchTunes currently offers two principal digital jukebox models: the Ovation and the Allegro MX-1. The Ovation is TouchTunes’ wall-mounted digital jukebox. The floor-mounted Allegro MX-1, TouchTunes’ most advanced digital jukebox model, was first shipped in November, 2008 and supports PlayPorTT, TouchTunes’ portable entertainment system, and TouchTunes web destination, myTouchTunes.com. The Allegro MX-1 is substantially less expensive to manufacture than the prior model of Allegro and is equipped with a better sound system and a more powerful computer that can support higher-resolution video content. Substantially all of the computer hardware in TouchTunes’ jukebox systems in the field can be upgraded to the computer hardware powering the Allegro MX-1.

Each TouchTunes’ digital jukebox system is capable of storing thousands of songs, in compressed digital format. Each digital jukebox can access and play licensed tracks available in TouchTunes’ catalog of approximately 200,000 songs that is constantly being expanded with material from its two million song digital music library. The core of TouchTunes’ digital jukebox technology is a proprietary operating system, which is optimized for high-speed sound reproduction and video animation. TouchTunes also licenses music services to the operators of its digital jukeboxes, and these services are TouchTunes’ main source of revenue. TouchTunes’ social networking service, myTouchTunes, allows users to create personalized music playlists and profiles on TouchTunes’ digital jukebox systems.

The operating software employed by TouchTunes’ digital jukeboxes accounts for all songs played and automatically generates detailed pay-for-play statements, indicating royalty amounts owing to each record label and publishing company. This feature has helped TouchTunes obtain performance, recording, and publishing rights for the digital jukeboxes from performance rights societies, various record label companies, and various publishing companies. These rights authorize TouchTunes to reproduce and play copyrighted music on its digital jukeboxes. The aggregate statistics generated by TouchTunes’ digital jukeboxes can be used to determine the popularity of artists and titles, together with music preferences and trends. This information on musical tastes is critical to the music industry and can be made available by TouchTunes to record labels.

TouchTunes supports two generations of the operating software that drives each jukebox. TouchTunes Gen3 software, generally available since June, 2007 has a suite of applications that allow the jukebox to take advantage of new features, such as a recommendation engine, broadband connections and a host of interactive services that support advertising and promotional activities on the touchscreen. TouchTunes Gen 3 software also supports a range of additional capabilities that can be used to test market new products and services, assess the popularity of new content and monitor consumer preference and geographic trends. It allows the user to, test different creative and copy approaches (copy splits or A/B testing), conduct surveys, promote record labels and their artists, as well as provide other useful information.

The in service base of TouchTunes digital jukeboxes has rapidly migrated to its Gen3 software. As of the end of 2008, approximately two-thirds of TouchTunes in service base of digital jukeboxes was running TouchTunes’ Gen3 software and approximately one-third was running TouchTunes’ Gen2 software.

Continuing its position as one of the industry leaders and its history of innovation, TouchTunes launched TouchTunes PlayPorTT at the end of 2008. PlayPorTT is a wireless portable entertainment system that can interact with TouchTunes’ digital jukeboxes, and provides patrons of bars, restaurants, retailers, and entertainment centers with a personalized and highly interactive game and music experience.

TouchTunes believes that PlayPorTT has a unique power management architecture that delivers rich-media applications and games with over five hours of continuous usage between charges. Ruggedized to survive a user’s rough handling in a bar or restaurant, PlayPorTT communicates with TouchTunes’ network through a fortified WiFi service that enables a user to roam throughout the establishment and not lose his or her connection to TouchTunes’ network. TouchTunes believes that PlayPorTT is also the first commercially-available portable entertainment system to provide credit card payment options directly at the terminal in a secure manner, compliant with the Payment Card Industry (PCI) standards. In addition, PlayPorTT has been designed to interact with all of TouchTunes’ services, including its digital advertising, music and social networking platforms.

Barfly’s rich-media content and ad delivery system has three major components: (i) a display player that manages the delivery of custom content and ads to a TV screen; (ii) a media database and management system that allows content placement, tailors advertising to match center-screen content, and facilitates distribution to one or more screens according to the terms of engagement with an advertiser; and (iii) reporting software that provides real-time status reports on in bar systems and generates a digital audit trail for advertisers. The system supports highly selective targeting by bar demographic, day part and other important targeting parameters.

Network

TouchTunes has built its IT system to support a scalable network that can reliably deliver content, applications and services to both broadband and dial-up jukeboxes. The rate of broadband connections is accelerating as Operators come to realize that broadband-enabled systems generate more revenue on average than their dial-up counterparts (at least 10% for systems with the latest generation software that can take full advantage of broadband services). Operators are migrating their TouchTunes jukeboxes to broadband and as of December 31, 2008 approximately 38% of TouchTunes’ total active in service base of digital jukeboxes had made the transition.

TouchTunes has arrangements with various telecommunication companies to obtain access into their TCP/IP networks, enabling the digital downloading of music content to its digital jukeboxes. TouchTunes also has recently finalized a nationwide arrangement with a major mobile carrier to provide inexpensive broadband services to TouchTunes’ jukeboxes. This initiative is intended to help accelerate the conversion of dial-up locations to broadband, enabling those systems to benefit from the full range of TouchTunes applications and services, specifically including Barfly.

TouchTunes’ network infrastructure represents a core component of TouchTunes’ business and TouchTunes believes that it can leverage the infrastructure roll out of PlayPorTT and Barfly interactive systems to existing TouchTunes digital jukebox-equipped locations. However, since PlayPorTT and Barfly interactive systems are new product lines for TouchTunes, there can be no assurances that TouchTunes will successfully integrate these systems into its network.

Product Development

TouchTunes has developed and upgraded its network over the course of the last ten years. During this time, TouchTunes has introduced four generations of hardware and three generations of software. Since 2006 TouchTunes has invested more than $15 million in its products, operating software, applications software and its network. R&D expenditures were $3.2 million in 2006, $5.4 million in 2007 and $9.0 million in 2008.

Manufacturing, Assembly and Distribution

Most of TouchTunes’ components and products are manufactured in whole or in part by third-party manufacturers. A significant concentration of this outsourced manufacturing is currently performed by only a few third-party manufacturers, often in single locations. TouchTunes’ also has outsourced much of its transportation and logistics management. TouchTunes recently ended a long-term relationship with Bose Corporation as part of its strategy to manufacture its systems offshore. The termination of this agreement coincided with the end of life of TouchTunes’ Allegro floor-mounted jukebox and the introduction of the Allegro MX-1 floor-mounted jukebox. TouchTunes entered into a new manufacturing agreement with International Currency Technologies Inc. (“ICT”), a Taiwanese company, in July 2008, and both Allegro MX-1 digital jukeboxes and the new computer used in all TouchTunes digital jukeboxes are manufactured under this agreement. Shipment of Allegro MX-1 digital jukeboxes and computers began in late 2008. TouchTunes also recently ended its relationship with Positron, Inc., after Positron filed for protection under the Companies’ Creditor Arrangement Act in Canada and was subsequently acquired by Triton Electronik Québec Inc. (“Triton”). Triton continues the manufacturing of the TouchTunes’ Ovation digital jukebox, and its MJS computers used in some of TouchTunes digital jukeboxes. These legacy products will be discontinued in the near future (Ovation will be replaced by Ovation II using a different contract manufacturer). Triton has itself recently experienced financial problems and is currently operating under the Canadian equivalent of Chapter 11.

Music Licensing

TouchTunes offers approximately 200,000 songs logically from its catalog of over two million songs in its music library, obtained via public performance licenses with major record labels and publishers. TouchTunes arranges for the renewal and payment of licensing fees to the performance rights societies, the accountability and disbursement of royalty payments to the record label companies and publishing companies (Warner Music Group, Universal Music Entertainment, EMI, Sony BMG, Warner Chappell, Sony/ATV/Music Publishing, Universal Music Publishing, Careers — BMG Music Publishing Inc. and EMI Entertainment World Inc.), and the ongoing provision of music selections to jukebox operators. These agreements are generally for two or three years and allow TouchTunes to cater to the constantly evolving musical tastes of its customers. The agreements with the music labels include a number of promotions, in which TouchTunes promotes plays of specific artists, builds awareness of new music or artists, captures play data and engages in joint public relations activity. At times, TouchTunes has been able to gain some exclusive content and sweepstakes or surveys, the results of which are valuable to the labels for marketing purposes. The labels also periodically make available other select assets, such as videos and artwork. While TouchTunes believes that it will continue to be able to obtain public performance licenses for its music library, there can be no assurances that these licenses will continue to be granted on commercially reasonable terms or at all.

Customer Service and Technical Support

TouchTunes has well-staffed customer service and technical support departments that are accessed through a toll-free telephone number. TouchTunes also conducts training sessions for its digital entertainment and advertising systems, providing education and insight into their installation, use and optimization.

Sales and Marketing

TouchTunes promotes the digital jukeboxes and associated music service and PlayPorTT units through a direct sales force, distributors, trade advertising, its own and other web sites, spotlight shows and on-site demonstrations; through industry events in the coin-op, music, restaurant, advertising and digital industries; through press activities, partnerships, sponsorships; through “house” advertising on the jukeboxes and Barfly systems themselves; and through a full range of marketing collateral in various forms. These serve to promote both the product and service lines of the business, as well as to address different verticals. TouchTunes also has strategic partnerships with key content providers, such as music record labels, to promote music, bands, events, albums and tours.

To serve its large base of distributors and operators, TouchTunes employs an experienced sales force in the form of regional sales teams across the United States and an inside-sales team in Lake Zurich, Illinois. TouchTunes provides in-house education and training to its sales force to ensure that they provide its current and prospective clients with comprehensive information about TouchTunes’ products and services. With the launch of PlayPorTT and the acquisition of Barfly, TouchTunes has begun engaging in cross-selling initiatives to enable existing and potential advertising clients to take advantage of its multi-platform entertainment network. These cross-selling initiatives are at their preliminary stage, however, and there can be no assurances that they will be successful.

Competition

TouchTunes is confronted by aggressive competition in all areas of its business. TouchTunes’ competitors range in their stage of development and their geographic expansion and their business models also vary.

•	Digital Entertainment Systems

In general, TouchTunes’ competitors sell their equipment to Operators through distributors. TouchTunes believes that most distributors are exclusive to one system vendor. TouchTunes’ competitors include:

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Music services: Rowe International/Merit Industries, a provider of non-portable video game terminals and digital jukeboxes and Ecast, a provider of digital jukeboxes, are the two main competitors to TouchTunes’ digital jukebox business. TouchTunes believes that its installed base is at least three times larger than those of its direct competitors. DMX Inc., a provider of entertainment services for commercial environments, and SIRIUS Satellite Radio/XM, a recently merged provider of satellite radio services also offer music services to bars, restaurants and other retail locations, but, as of this date, their systems lack the interactive features of a TouchTunes jukebox.

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Portable entertainment systems: To the company’s knowledge, no other vendor offers a portable entertainment system like the PlayPorTT on the US market. Rowe International/Merit Industries has the largest installed base of fixed location proprietary game systems; JVL Corporation provides fixed-location systems that support games and other applications and NTN Buzztime, Inc., a public company, has a large installed base of trivia game systems focused primarily on the restaurant segment. PlayPorTT’s portability provides several advantages over fixed-location systems, primarily allowing patrons to utilize the system from the comfort of their own tables. This is expected to result in longer usage times and may increase the revenue-generating capacity of the units.

TouchTunes faces intense competition in commercializing any new music-on-demand or other digital entertainment products and applications. Some competition may come from companies that may have longer operating histories and similar financial resources, management experience, technology capability, development, sales and as well as effectiveness and other strengths to TouchTunes.

•	Digital Advertising

TouchTunes competes with other advertising companies in the United States and Canada including the following:

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Large, established companies that operate out-of-home advertising media networks, such as Clear Channel and Decaux, both large vendors of outdoor billboard advertising services and CBS Outernet, a subsidiary of CBS building an out-of-home digital signage network. To-date, none of these players has entered the bar segment.

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Smaller, more focused competitors like Rowe International/Merit Industries and Zoom Media & Marketing, a leading provider of static advertising displays which is entering the market for networked television-based advertising displays. To date, none of these competitors has established a meaningful interactive systems footprint in the bar segment.

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Start-up providers of in-location television-based advertising systems and services, such as TargetCast, OnSite Networks, BarCast, The Bar Network and Tap TV. The company believes that these vendors do not have as fully-developed a solution as Barfly and TouchTunes are bringing to the market, lack the installed base of entertainment systems with which to integrate their service offerings, and will face obstacles in building a distribution channel comparable to the 2,800-strong Operators channel that TouchTunes has developed over the last ten years;

TouchTunes also competes for overall advertising spending with other alternative advertising media companies, such as companies that offer advertising services on the Internet, billboards, frame and public transport, and with traditional advertising media, such as newspapers, television, magazines and radio.

TouchTunes’ future financial condition and operating results are substantially dependent on TouchTunes’ ability to continue to develop and offer new innovative products and services in each of its markets.

Intellectual Property

TouchTunes’ intellectual property is an essential element of its business. TouchTunes protects its intellectual property by using a combination of trademark, patent and trade secrets laws, licensing and nondisclosure agreements and other security measures. TouchTunes currently holds rights to patents and copyrights relating to certain aspects of its digital entertainments systems and digital advertising systems. In addition, TouchTunes has registered, and/or has applied to register, trademarks and service marks in the United States and a number of foreign countries for “TouchTunes”, “myTouchTunes”. TouchTunes has 12 issued trademarks in the United States, 13 applications to register trademarks and service marks in the United States, 145 foreign-issued trademarks and 16 foreign applications to register trademarks and service marks.

TouchTunes regularly files patent applications to protect inventions arising from its research and development. TouchTunes has accumulated a portfolio of 19 issued registered patents and 38 registered patent applications in the United States, and 127 foreign-issued registered patents and 77 foreign registered patent applications. In addition, TouchTunes currently holds one copyright in Canada relating to certain aspects of its digital jukebox system.

TouchTunes’ employees and independent contractors are required to sign agreements acknowledging that all inventions, developments and other intellectual property created by them on TouchTunes’ behalf are TouchTunes’ property. The agreements require employees to assign to TouchTunes any ownership that they may claim in the inventions and intellectual property.

TouchTunes’ products are designed to include intellectual property obtained from third parties. While it may be necessary in the future to seek or renew licenses relating to various aspects of its products and business methods, and in particular, public performance licenses related to music content, TouchTunes believes based upon past experience that such licenses generally could be obtained on commercially reasonable terms. However, there is no guarantee that such licenses will be obtained. In addition, because of technological changes in the digital entertainment industries, current extensive patent coverage, and the rapid rate of issuance of new patents, it is possible that certain components of TouchTunes’ products and business methods may unknowingly infringe existing patents or intellectual property rights of others.

From time to time, TouchTunes has been notified that it may be infringing certain patents or other intellectual property rights of third parties. TouchTunes is involved in ongoing litigation over several of its patents with Arachnid, Inc. and AMI Entertainment, Inc., as well as a principal competitor, Rowe International/Merit Industries, Inc. (the “Rowe claim”). Although TouchTunes believes that it will prevail in its claims against the other parties to this litigation, there is no assurance that it will succeed in doing so.

Product Development

TouchTunes designs and manufactures its digital entertainment systems and digital advertising solutions through a combination of in-house technical staff and manufacturing or consulting partners. Each of these solutions includes customer-premise hardware, customer-premise software and a database server that hosts central content and distribution information. TouchTunes Digital Jukebox, Inc. employees perform research and development on digital entertainment systems, social network and digital advertising systems in Montreal, Quebec. In addition, certain TouchTunes Game Studio, LLC employees perform research and develop video game software and applications in Elk Grove, Illinois, and certain Barfly employees develop video game systems, digital advertising systems and social networking interfaces and systems in Austin, Texas. Hardware products are developed through TouchTunes mechanical and electronic engineering teams that collaborate with engineers at TouchTunes’ manufacturing partners globally. The use of third party manufacturing allows a relatively small TouchTunes development team to produce leading technology components that integrate into what it believes is a unique and technically superior finished product. However, such arrangements also reduce TouchTunes’ direct control over production and distribution and it is uncertain what effect, if any, such diminished control over existing and new manufacturing relationships will have on the quality or quantity of products or services, or TouchTunes’ flexibility to respond to changing conditions.

TouchTunes’ software teams work with TouchTunes’ sales, marketing, product management and music departments to develop software that provides an entertaining user experience using a remotely managed computing device. In addition, because TouchTunes provides music video and game entertainment that is protected by copyright, TouchTunes has developed, and continues to refine its own digital rights management (“DRM”) and other security solutions to protect music record labels, artists and publishers. TouchTunes’ proprietary DRM is embedded in TouchTunes’ network and entire product line.

TouchTunes’ out-of-home network is protected by multiple redundant, high-availability firewalls, offering virtually instant failover. Backups of all of TouchTunes’ critical data and systems are performed daily, with backups stored offsite in a secure third party location. By June 2009, TouchTunes proprietary system will be re-located to a secure data center co-location facility at an undisclosed location. This facility will be able to provide full physical security and redundancy. However, an unexpected closure of TouchTunes’ operations facility could result in lengthy interruptions in its services. Any damage to or failure of TouchTunes’ operating system or network could result in service interruptions and loss of any music service or royalty fee data, which might reduce its revenue and profits and damage its brand.

TouchTunes continues to develop new products and technologies and to enhance existing products in the areas of digital entertainment systems and digital advertising systems. TouchTunes may expand the range of its product offerings and intellectual property through licensing and/or acquisition of third-party business and technology.

Legal Proceedings

TouchTunes is involved in certain legal actions and claims arising in the ordinary course of business, including, without limitation, commercial disputes, intellectual property matters, personal injury claims, tax claims and employment matters. Although the outcome of any legal matter cannot be predicted with certainty, TouchTunes’ management does not expect any of these legal proceedings or matters, with the exception of those described below, to have the potential to have a material adverse effect on TouchTunes’ consolidated financial position or results of operations.

TouchTunes v. Rowe et al. In December 2007, TouchTunes filed a patent infringement action in the United States District Court for the Southern District of New York against Rowe, Merit and AMI for infringement of three patents owned by TouchTunes. TouchTunes also filed for declaratory judgment of non-infringement and invalidity on seven patents owned by or licensed to Rowe. Rowe, Merit, AMI and Arachnid counterclaimed for infringement of 5 of the 7 patents raised by TouchTunes in its declaratory judgment claims. TouchTunes is currently in active negotiations with Rowe, Merit and AMI to settle the case with respect to these companies through a cross-license.

Antor Media Corp. v. Nokia, Inc., et al. In 2007, TouchTunes was named as one of several defendants sued in the United States District Court for the Eastern District of Texas for alleged infringement of U.S. Patent No. 5,734,961, which pertains to a system for transmitting information from a central server to a customer over a network. The plaintiff seeks monetary damages of an amount equal to no less than a reasonable royalty, enhanced damages, attorney fees and a permanent injunction. TouchTunes filed an answer denying infringement and all other claims, has asserted patent invalidity and inequitable conduct as defenses and filed counterclaims seeking declaratory judgments of patent invalidity, unenforceability, and non-infringement. The Court stayed the action pending an ongoing reexamination of the relevant patent in the United States Patent and Trademark Office. The Patent Office finally rejected all claims of the patent. Antor Media Corp. is seeking to amend the patent claims and to overcome the rejections.

Customers

As of December 31, 2008, TouchTunes has agreements with over 2,800 operators, and has distribution agreements with 21 distributors. TouchTunes’ revenue provides for substantial leverage on fixed production costs. None of TouchTunes’ customers accounts for more than 5% of TouchTunes’ revenue or own more than 5% of TouchTunes in service digital jukeboxes. The economic recession has caused a number of Operators to have severe financial difficulties, resulting in some cases in service interruptions until their routes (groups of bars and restaurants exclusively served by the Operator in a given geographic area) are acquired by other Operators.

Facilities

TouchTunes’ main offices in Canada are moving to a twenty-five thousand square foot facility in April 2009 at an annual cost of $500,000 under a lease that expires June 30, 2011. TouchTunes’ main offices in Canada currently are in Montreal, Quebec, Canada, where it leases approximately twenty-three thousand square feet at an annual cost of approximately $500,000 under a lease that expires on July 31, 2009. These offices are used for back office processing, research and business development, storage of TouchTunes’ equipment and technology, and general corporate and finance activities. TouchTunes’ main office in the United States, which also is its corporate headquarters, is in New York City, New York; the lease on this facility costs approximately $200,000 a year and expires in August 2012. TouchTunes’ main warehouse, and operations facility is in Lake Zurich, Illinois, where TouchTunes leases approximately thirty-two thousand square feet at an annual cost of approximately $300,000 under a lease that expires on June 30, 2009. This facility will move to as smaller location in June 2009 at an annual cost of approximately $180,000 under as lease that expires October 30, 2015. The company’s Barfly business unit is based in Austin Texas and its video gaming unit is based in Elk Grove Village, Illinois, both at nominal rents. TouchTunes believes that its space is adequate for its current needs and that suitable additional or substitute space will be available to accommodate the foreseeable expansion of its operations.

Government Regulations

TouchTunes intends to deliver digital advertising systems into bars and other establishments that serve alcoholic beverages, on behalf of its customers, some of which may be alcoholic beverage vendors. Most states have alcoholic beverage control laws and regulations. TouchTunes has worked with several states’ attorneys general to ensure that its planned digital advertising services will comply with applicable laws and regulations. However, changes in government regulation of the out-of-home advertising industries may adversely affect TouchTunes’ growth prospects.

Employees

As of December 31, 2008, TouchTunes and its subsidiaries had 229 full-time employees and 9 part-time employees, all located in the United States and Canada, including 30 in executive, finance, human resources and administrative roles, 40 in sales, 32 in marketing and digital media, 70 in research and development and 67 in operations. TouchTunes has never had a work stoppage and none of its employees is represented by a labor organization or under any collective bargaining agreements. TouchTunes considers its employee relations to be good.

Organization

TouchTunes is a holding company, with one wholly-owned subsidiary, TouchTunes Music. TouchTunes Music’s principal offices are in New York City, New York, Montreal, Quebec, Canada, Lake Zurich, Illinois and Austin, Texas. TouchTunes Music has three wholly owned subsidiaries. The first, TouchTunes Game Studio, LLC (f/k/a White Rabbit Game Studio, LLC, an Illinois limited liability company), developed TouchTunes PlayPorTT and was acquired by TouchTunes Music in September 2007. The second, TouchTunes Digital Jukebox Inc. (“TouchTunes Digital”), is a Canadian corporation headquartered in Montreal, and provides TouchTunes Music with, among other services, research and development in connection with TouchTunes’ digital jukebox projects. The third, National Broadcast Media Corp., d/b/a Barfly Interactive Networks (“Barfly”), is a Texas corporation, and provides digital interactive media in bars and other drinking establishments, and was acquired by TouchTunes in September 2008. TouchTunes Music and TouchTunes Digital together own TouchTunes de Mexico, S.A. de C.V., a Mexican corporation.

TouchTunes’ Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of financial condition and results of operations for TouchTunes includes periods prior to the closing of the acquisition by Victory. Accordingly, the following discussion and analysis of historical periods does not reflect the significant impact that the acquisition by Victory will have on TouchTunes, including significantly increased leverage and liquidity requirements.

The following discussion should be read in conjunction with TouchTunes’ Unaudited Consolidated Financial Statements as of December 28, 2008 and December 30, 2007 and for the years ended December 28, 2008, December 30, 2007 and December 31, 2006 and related Notes thereto included elsewhere in this proxy statement/prospectus. Except for the consolidated historical information, the following discussion contains forward-looking statements. Actual results could differ from those projected in the forward-looking statements. Please refer to “Special Note Regarding Forward-Looking Statements” and “Risk Factors” elsewhere in this proxy statement/prospectus.

Overview

TouchTunes develops, manufactures and sells digital jukeboxes and other digital interactive entertainment systems, providing innovative digital entertainment and advertising services to over 38,000 out-of-home locations, such as bars, restaurants, retailers and other businesses, in North America. TouchTunes’ wholly-owned subsidiary, TouchTunes Music, introduced the world’s first digital-downloading, pay-per-play commercial jukebox in 1998 and now operates the largest out-of-home interactive entertainment network in the United States. Since mid-2007, TouchTunes has expanded its entertainment network offering, through acquisitions and product development, to include wireless, portable game systems and in-location television-based advertising and content solutions.

Background

TouchTunes Music, the original parent company and now a wholly-owned subsidiary of TouchTunes Corporation, was a development stage company engaged in the development of digital jukeboxes through mid-1998. In September 1998, TouchTunes Music introduced one of the first digital jukeboxes in the marketplace. This first model, Genesys, which represented a breakthrough in jukebox technology, was capable of storing 750 songs locally and was connected via the Internet to a central repository where music licensed by TouchTunes Music was stored and accessible. These initial systems were sold by TouchTunes Music to distributors and operators under a music license arrangement that did not provide recurring revenue to the company.

TouchTunes Music continued to invest in the development of new models and enhancement of existing features including the ability for these systems to receive daily content updates. TouchTunes Music also introduced replacement kits, which enable another manufacturer’s digital jukebox to be converted to a TouchTunes Music system connected to its music repository. In mid-2006, TouchTunes Music made a strategic decision to invest in an accelerated expansion of its jukebox customer base by ramping up significantly its sales and marketing promotional activity to raise TouchTunes Music’s visibility in the market and by offering various financing programs. These financing programs included extending volume discounts to smaller operators and allowing operators to purchase TouchTunes Music’s digital jukeboxes on an installment basis or to lease them for a five-year term.

In order to support its expanding network and to offer more content-rich and interactive features, during 2006 and 2007, TouchTunes Music focused on building scalability and reliability and enhancing the connectivity of its network. In anticipation of introducing its Gen 3 software in mid-2006, which enabled, for the first time, real-time distribution of video content, advertising and social networking services on the network, TouchTunes Music initiated a program to encourage and assist its operators and other customers, and their customers (such as bars and restaurants), to connect their locations via broadband, rather than through a dial up connection. As of December 31, 2008, approximately 35%, of TouchTunes Music’s installed jukeboxes were connected to the Internet by broadband, up from approximately 5% at December 31, 2006. This conversion to broadband by TouchTunes Music’s customers is important, because in TouchTunes Music’s experience, the average service revenue generated by the company’s broadband-connected jukeboxes is higher than the revenues generated by its jukeboxes connected via dial up. In addition, its PlayPorTT system requires a broadband connection for its operation. During the period from January 1, 2006 to December 31, 2008, TouchTunes’ base of installed digital jukeboxes, measured by an active connection to the TouchTunes’ network, grew from approximately 15,250 to approximately 36,500.

In August 2007, TouchTunes Music made its first acquisition to expand its product offering, purchasing TouchTunes Game Studio LLC (formerly White Rabbit Game Studio LLC), the developer of a wireless portable game console which has evolved into TouchTunes Music’s product PlayPorTT. The purchase price was a combination of cash and TouchTunes Common Stock, a portion of which is payable pursuant to an earnout arrangement based on unit sales of the digital entertainment PlayPorTT product. Following the acquisition, TouchTunes enhanced this system to enable access by a patron, through PlayPorTT, to a TouchTunes jukebox in the same location and designed the system to connect to the TouchTunes Music network to enable direct download from the company’s central repository of software, games and advertising. The first shipments of the PlayPorTT system were made in January 2009 and, as of March 1, 2009, there were 350 units installed and a total backlog of 1,556 units scheduled for delivery in the second quarter of 2009.

To support the expanded operations of TouchTunes and its increased investment in new products and services, in December 2007, TouchTunes Music entered into a $50 million credit facility with an affiliate of Goldman Sachs, consisting of a $45 million multi-draw credit facility and a $5 million revolving credit facility. In connection with the credit facility, a holding company, TouchTunes Corporation, was created, and TouchTunes Music became its wholly-owned subsidiary.

TouchTunes Music’s efforts to create capabilities for interactive digital advertising and promotions resulted in the launch of TouchTunes Music’s advertising management platform in the fourth quarter of 2007. Following the integration of this platform with DoubleClick ad serving platform in second quarter 2008, TouchTunes engaged in more than 20 advertising promotional campaigns on behalf of music labels and artists in 2008. These promotions were done in order to demonstrate the effectiveness and measurability of advertising on the TouchTunes network and the capabilities of the network technology. Based on the results of these campaigns, in August 2008, Verizon Wireless engaged TouchTunes, on a commercial basis, to conduct a three-month advertising campaign in 20 geographic markets. Based on the results of this campaign, which delivered over 450,000 impressions on the TouchTunes network in these markets, TouchTunes has significantly increased its sales efforts targeted towards advertisers and advertising agencies.

In the second quarter of 2008, TouchTunes announced the introduction of its newest model of jukebox system, the MX-1. The MX-1 was designed with the same real-time content distribution capabilities as Gen 3 but at a significantly lower manufacturing cost and with higher network reliability and self diagnostics, resulting in lower expected overall network administration costs. Based on a standard set of modular components, this system is configurable to meet individual system orders more quickly and reliably and at a lower cost than previous models. Delays in shipping this system until November 2008 led to delays by customers in their systems orders for a significant part of 2008 and/or purchases of TouchTunes Music’s lower margin existing systems, which adversely affected TouchTunes’ systems revenues during that period. In total, the company shipped just over six thousand systems in 2008.

In exploring opportunities to collaborate with other companies in the advertising and digital media space, TouchTunes was introduced to Barfly in mid-2008 as a possible collaboration partner. Discussions regarding synergies in the two companies’ products and advertising strategies evolved into acquisition discussions, and TouchTunes completed the acquisition of Barfly in September 2008. TouchTunes has integrated Barfly screens, which are located primarily in bars, into its network and is in active discussions with potential advertising partners. Given the recent integration of this system, TouchTunes has not yet entered into any advertising agreements or generated any revenue with respect to Barfly.

Revenue Model

TouchTunes’ revenue is derived from the sale or lease of its products as well as from the provision of services. TouchTunes’ proprietary product line is comprised of its digital jukeboxes and its wireless, portable entertainment console, PlayPorTT. TouchTunes service revenue is derived from the provision of licensed music and proprietary and licensed games on a pay-per-play or subscription basis. As well, TouchTunes generates service revenue from advertising displayed throughout its network of jukebox, PlayPorTT and its proprietary, interactive advertising system, Barfly.

As TouchTunes has continued to expand its network through the sale of its digital jukeboxes and, more recently, PlayPorTT consoles, as well as through the installation of Barfly systems, its service revenue has become an increasingly larger percentage of total revenues. Service revenues represented 55%, 62% and 72% of total revenues in fiscal 2006, 2007 and 2008, respectively. As a result of the recurring nature of TouchTunes’ service revenue, the increase in services revenue as a percentage of total revenue results in a more stable and predictable revenue base.

TouchTunes’ digital jukeboxes are sold primarily to local or regional distributors who in turn sell the digital jukeboxes to operators. These operators place the digital jukeboxes in retail establishments, primarily bars and restaurants, and are responsible for servicing the equipment. In the case of PlayporTT customers enter into similar agreements under which TouchTunes provides owned or licensed game software, exclusively for play on PlayporTT consoles, on similar terms. Operators enter into 5-year music service contracts with TouchTunes under which TouchTunes provides licensed music, exclusively for play on TouchTunes’ digital jukeboxes sold or leased to the operator. Operators pay TouchTunes for music and games service based on a fixed percentage (20%) of the song/game price. In some instances, such as with national restaurant chains, TouchTunes may maintain ownership and place its digital jukeboxes and PlayPorTT consoles in exchange for a higher fixed percentage of usage fees. In cases, where TouchTunes maintains ownership of the digital jukeboxes or PlayPorTT consoles, it capitalizes these systems and includes them in furniture and equipment. Patrons can pay for music and games with either cash or credit card. The digital jukeboxes and PlayPorTT consoles are connected via the Internet to TouchTunes’ servers. This allows TouchTunes with the ability to track usage as well as to remotely push content to the network of more than 38,000 systems.

TouchTunes licenses music from more than two thousand record labels, independent music distributors, music publishers and independent labels. TouchTunes pays a fixed dollar amount for each song played on its digital jukeboxes.

Barfly, TouchTunes’ interactive advertising system, allows TouchTunes’ to display advertising during live television programming. Barfly’s compression technology reformats the television screen so that TouchTunes can place advertising in around the bottom and side of the content. TouchTunes installs the Barfly systems in retail establishments to provide advertisers with the ability to target their potential customers at the point of sale.

Seasonality

TouchTunes’ operating results are subject to some variability. Both product and service revenues are typically lower in the summer months of June, July and August as well as during national holiday periods. The variation in TouchTunes’ operating results is attributable to lower bar patronage in some months versus others and somewhat unpredictable product ordering patterns by distributors and operators.

Critical Accounting Policies and Estimates

TouchTunes’ unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which require that TouchTunes make numerous estimates and assumptions. Financial results as determined by actual events could differ from those estimates and assumptions, and therefore could affect TouchTunes’ reported results of operations and financial position.

The preparation of financial statements also involves significant management judgment in making estimates about the effect of matters that are inherently uncertain. While best estimates have been used for reporting financial statement items subject to measurement uncertainty, management considers that it is possible, based on existing knowledge, that changes in future conditions in the near term could affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities.

In the following section TouchTunes describes the critical accounting policies that are most important to the depiction of TouchTunes’ financial condition and results of operations. These policies are more fully described in the notes to the consolidated financial statements.

Revenue Recognition

TouchTunes treats the sale of products and services as separate units of accounting. TouchTunes provides for the estimated cost of sales incentives in the same period the sales are recorded. Service revenue generated from music and advertising contracts are recognized as the services are performed. Product sales including revenues from sales-type leases and service revenues are recognized when persuasive evidence of an arrangement exists, the products are shipped or services are provided to the customers at agreed upon prices and payment terms and collectibility is reasonably assured. Revenues are recorded net of sales taxes. Shipping and handling costs are recorded as cost of sales in the consolidated statements of operations and comprehensive loss.

Sales incentives

The Company participates in various sales incentive programs with its customers including volume based rebates and promotional allowances. Sales incentives are deducted from revenue and accrued as earned based on management’s estimate for the total amount the customer is expected to claim. The Company regularly reviews its sales incentive programs ensure that the accruals are appropriate.

Warranty Provision

TouchTunes provides warranties on all products sold or leased for periods of up to five years. The standard warranty provides that TouchTunes will repair or replace defective products from the date a product is delivered. Product warranty costs are estimated based on the cost expected to be incurred during the warranty period and recorded as a charge to cost of sales for the estimated warranty cost. In determining the appropriate warranty provision, consideration is given to historical warranty cost information, the status of the product life cycle and current performance. The adequacy of our product warranty reserves is assessed periodically and adjusted as necessary in the period when the information necessary to make the adjustment becomes available. The reserve for product warranty is included in accounts payable and accrued liabilities in the consolidated balance sheets.

Stock-based compensation

TouchTunes has stock-based compensation plans which are described in detail in the notes to the TouchTunes’ financial statements. SFAS 123(R) requires all share-based payments, including grants of employee stock options, to be recognized in the financial statements based on their fair values. TouchTunes elected to use the modified prospective transition method of adoption. This method requires that compensation expense be recorded for all share-based payments granted, modified or settled after the date of adoption and for all unvested stock options at the date of adoption.

TouchTunes recognizes stock-based compensation expense over the requisite service period of the individual grants, which generally equals the vesting period. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from these estimates. Stock-based compensation is expensed on a straight-line basis over the requisite service period for the entire award.

Income Taxes

The Company uses the liability method to account for income taxes as required by SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is recorded to reduce the carrying amount of deferred income tax assets when it is more likely than not that these assets will not be realized. Deferred taxes are not provided on the unremitted earnings of subsidiaries to the extent it is expected that these earnings are permanently reinvested in accordance with Accounting Principles Board Opinion No. 23, Accounting for Income Taxes — Special Areas. Such earnings may become taxable upon the sale or liquidation of these subsidiaries or upon the remittance of dividends. Further utilization of non-operating losses are limited under the provisions of Internal Revenue Code Section 382.

Allowance for Doubtful Accounts

Trade accounts receivable represents trade receivables, net of allowances for doubtful accounts. The allowance for doubtful accounts reflects TouchTunes’ best estimate of probable losses inherent in the accounts receivable balance. TouchTunes determines the allowance based on known troubled accounts, historical experience and other currently available evidence. When a specific account is deemed uncollectible, the account is written off against the allowance.

Inventory

Inventories, consisting of products, components and spare parts, are stated at the lower of cost or market, with cost determined using the average cost method. TouchTunes provides an allowance for obsolescence. Periodic revisions to allowance estimates are required, based upon the evaluation of several factors, including changes in estimated product life cycles, usage levels, and technology changes. Changes in these estimates are reflected immediately in income.

Intangible Assets

Intangible assets consist of intellectual property, non-competition agreements, service agreements, patents, and technology. Significant additions to intangible assets in 2008 and 2007 relate to the acquisitions described in “Note 4 — Business Acquisitions”. Intangible assets with finite life are amortized on a straight-line basis over the respective economic lives, and amortization expense is included in selling, general and administrative expenses on the Consolidated Statements of Operations and Comprehensive Loss.

Goodwill

Goodwill represents the excess of the purchase price of an acquired entity over the amounts assigned to the tangible and intangible assets acquired and liabilities assumed. Goodwill is not amortized but is tested annually for impairment or more frequently if indicators of impairment exist. As part of the impairment analysis, the carrying value of the goodwill is compared to an estimate of its fair value. If the estimated fair value is less than the carrying value, the goodwill is impaired and is written down to its estimated fair value. The Company completed its annual goodwill impairment analysis for the year ended December 28, 2008, that no adjustment to the carrying value of goodwill was required.

Financial Instruments

In determining fair value, TouchTunes applies valuation techniques including market and income approaches. Statement of Financial Accounting Standards No. 157, Fair Value Measurements establishes a three-level hierarchy for inputs used in measuring assets and liabilities recorded at fair value, based on the reliability of those inputs. TouchTunes has categorized its financial instruments measured at fair value within this hierarchy based on whether the inputs to the valuation technique are observable or unobservable.

Derivative financial instruments

TouchTunes uses derivative financial instruments to manage foreign exchange risk related to future cash flows. TouchTunes does not enter into derivatives for speculative purposes. TouchTunes primarily uses foreign exchange put options as cash flow hedging instruments. In order to qualify as a cash flow hedge, TouchTunes must designate and formally document at inception the hedge relationship, detailing the particular risk management objective and strategy for the hedge, which includes the item and risk being hedged, and how effectively it is being hedged. When these criteria are satisfied, and the hedge is deemed an effective cash flow hedge, TouchTunes records the fair value of the derivative on the balance sheet and the effective portion of the derivatives gain or loss is initially reported as a component of other comprehensive loss and subsequently reclassified into earnings when the forecasted transaction affects earnings.

Results of Operations

Comparison of the Results of Operations For The Year Ended December 28, 2008 Compared To The Year Ended December 30, 2007.

	Year ended
	December 28, 2008	December 30, 2007
Revenue
Product sales	$24,013	$30,483
Services	60,972	50,085

	84,985	80,568
Cost of sales (exclusive of depreciation)
Product sales	23,120	46,091
Services	15,050	12,881

	38,170	58,972

Gross profit	46,815	21,596
Selling, general and administrative	33,698	27,589
Research and development	5,598	4,607
Depreciation and amortization	3,224	1,278
Stock-based compensation	690	758

Operating income (loss)	3,605	(12,636)
Other income	629	390
Interest and financing expense	6,296	3,492

Loss before income taxes	(2,062)	(15,738)
Income tax expense	154	801

Net loss	$(2,216)	$(16,539)

Revenues

Total revenue increased by 5.5% in 2008 as compared to 2007. This increase was primarily attributable to a $10.9 million increase in service revenue, offset in part by a $6.5 million decrease in product revenue. Revenue from the product sales decreased by $6.5 million from $30.5 million in 2007 to $24.0 million in 2008. This decrease was primarily attributable to lower unit sales of TouchTunes’ products in 2008 resulting from the delay of initial shipments of two new products from mid-2008 until the end of 2008.

Service revenues increased by $10.9 million from $50.1 million in 2007 to $61.0 million in 2008. This increase was primarily attributable to an increase in the total number of digital jukeboxes in service at the end of 2008 (36,585) as compared to at the end of 2007 (30,215).

Cost of Sales

Total cost of sales decreased by $23.0 million, or 49.8%, from $46.1 million in 2007 to $23.1 million in 2008. This decrease was primarily attributable to (i) a decrease in the number of unit sales of TouchTunes’ digital jukeboxes in 2008 based on the delayed launch after announcement of the MX-1, (ii) the delay in launching the PlayporTT portable entertainment system, and (iii) a decrease in the cost of sales of the MX-1.

The decrease in jukebox cost of sales was offset in part by a $2.2 million increase in the cost of service, which increased from $12.9 million in 2007 to $15.1 million for the year ended December 28, 2008. This increase resulted from increased royalty payments by TouchTunes to record labels, publishers and performing rights societies in connection with an increase in the total number of paid plays.

Gross profit margin improved in 2008 as compared to 2007 as a result of a shift in revenue mix to service revenue as well as due to improved margins on the MX-1 digital jukebox.

Selling, General and Administrative

Selling, general and administrative expenses increased by $6.1 million, or 22.1%, from $27.6 million in 2007 to $33.7 million in 2008. This increase was attributable primarily to increased costs of $2.6 million associated with the addition of White Rabbit Game Studio, LLC in late 2007 and Barfly in late 2008.

Research and Development

Research and development expenses increased by $1.0 million, or 21.5%, from $4.6 million in 2007 to $5.6 million in 2008. This increase was attributable primarily to increased costs of $2.6 million associated with the addition of Barfly and White Rabbit Game Studio, LLC in late 2007.

Depreciation and Amortization

Depreciation and amortization expense increased by $1.9 million, or 152%, from $1.3 million in 2007 to $3.2 million in 2008. This increase was attributable to an increase in property, plant and equipment and intangibles resulting from the business acquisitions.

Stock-based Compensation

Stock-based expense decreased by $0.1 million, or 9%, from $0.8 million in 2007 to $0.7 million in 2008. This decrease was attributable primarily to an increase in options forfeited and cancelled in the year.

Other Income (Expense)

Other income (expense) includes leasing and financing income derived on the lease of products, any gain or loss on disposal of assets or sales-type leases, and foreign exchange gains or losses. Other income increased by $0.2 million in 2008 as compared to 2007 primarily as a result of an increase in leasing and financing income of $0.7 million offset by an increase in foreign exchange losses $0.5 million. The majority of TouchTunes’ revenues are generated in U.S. dollars whereas a significant portion of TouchTunes’ expenses are incurred in Canadian dollars. A fluctuation in the value of the U.S. dollar relative to the Canadian dollar may result in variations in revenues, expenses and net loss. TouchTunes recorded expenses denominated in Canadian dollars amounting to

Cdn$18.2 million which were translated to U.S. dollars at an average exchange rate of 1.06 Canadian dollars per U.S. dollar (2007 —Cdn$14.5 million in expenses at an average exchange rate of 1.07).

In December 2008, TouchTunes entered into a series of individual put options whereby TouchTunes has the option to sell $0.5 million in U.S. dollars at a fixed strike price to the counterparty on a monthly basis for a total of U.S $6.0 million, with the last option set to expire in December 2009, at an option price of $1.23 Canadian dollars to $1.00 U.S. dollar. TouchTunes’ objective for entering into these transactions is to hedge the forecasted Canadian dollar transactions of and the cash-flow exposure resulting from changes in the value of the Canadian dollar compared to the U.S dollar.

Interest and Financing Expense

Interest and financing expense increased by $2.8 million from $3.5 million in 2007 to $6.3 million in 2008. The increase in interest and financing expense is primarily due to the increase in debt resulting from the Senior Credit Facility (see below) as well as in increase in amortization of deferred financing fees primarily on the amendment of the facility. The Senior Credit Facility was entered into on December 10, 2007, therefore TouchTunes had a full year of interest expense associated with this facility in 2008.

Income Tax Expense

TouchTunes’ effective income tax expense was below the statutory income tax rate in both 2008 and 2007 primarily as a result of unrecognized tax benefits of operating losses and other available deductions.

Results of Operations For The Year Ended December 30, 2007 Compared To The Year Ended December 31, 2006 (Unaudited).

	Year ended
	December 30, 2007	December 31, 2006
Revenue
Product sales	$30,483	30,192
Services	50,085	37,183

	80,568	67,375
Cost of sales (exclusive of depreciation)
Product sales	46,091	45,640
Services	12,881	8,938

	58,972	54,578

Gross profit	21,596	12,797
Selling, general and administrative expenses	27,589	17,707
Research and development	4,607	3,223
Depreciation and amortization	1,278	1,181
Stock-based compensation	758	782

Operating loss	(12,636)	(10,096)
Other income (loss)	390	(49)
Interest and financing expense	3,492	800

Loss before income taxes	(15,738)	(10,945)
Income tax expense	801	131

Net loss	$(16,539)	(11,076)

Revenues

Total revenue increased by $13.2 million or 19.6% in 2007 as compared to 2006. This change was primarily attributable to a 34.7% increase in service revenue in 2007, which increased by $12.9 million from $37.2 million in 2006 to $50.1 million in 2007. The increase in service revenue in 2007 was primarily attributable to an increase in the total number of digital jukeboxes in service at the end of 2007 (30,215) as compared to at the end of fiscal 2006 (21,515). The increase in revenue also was attributable by a smaller measure to an increase in revenues from the sale of digital jukeboxes of $30.5 million for the year ended December 30, 2007, as compared to $30.2 million for the year ended December 31, 2006. This increase is as a result of an increase in unit sales of digital jukeboxes in 2007 as compared to 2006 that is offset by a decrease in average jukebox selling price.

Cost of Sales

Total cost of sales increased by 8.1% in 2007 as compared to 2006. This increase was primarily attributable to a 44.1% increase in cost of sales associated with services, which increased from $8.9 million in 2006 to $12.9 million in 2007. This increase was primarily attributable to an increased number of jukeboxes in service in 2007 as compared in 2006. The increased number of jukeboxes in service in 2007 resulted in an increase in royalty payments by TouchTunes to record labels, publishers and performing rights societies. The increase in cost of sales also is attributable in part to an increase in product cost of sales of $46.1 million in 2007 as compared to $45.6 million in 2006. The increase in product cost of sales is primarily attributable to an increase in the number of jukeboxes shipped in 2007 of 9,781, as compared to 9,514 jukeboxes sold in 2006. Gross profit margin improved in 2007 as compared to 2006 as a result of a shift in revenue mix to service revenue.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by $9.8 million, or 55.8%, from $17.7 million for the year ended December 31, 2006 to $26.8 million for the year ended December 30, 2007. This increase is primarily attributable to increased personnel costs arising from the addition of Game Studio, from increasing the size of the sales organization and from hiring in a more complete executive team.

Research and Development

Research and development expenses increased by $1.3 million, or 42.9%, from $3.2 million in 2006 to $4.6 million in 2007. This increase was attributable to costs related to the addition of Game Studio in the amount of $0.8 million as well as additional costs associated with the development of the third generation of jukebox software and the preliminary design of TouchTunes’ new hardware platform.

Depreciation and Amortization

Depreciation and amortization expense increased by $0.1 million, or 8%, from $1.2 million in 2006 to $1.3 million in 2007. This increase was attributable primarily to an increase in property, plant and equipment and intangibles resulting from the business acquisitions.

Stock-based Compensation

Stock-based expense was $0.8 million in both fiscal 2007 and 2008.

Other Income (Expense)

Other income (expense) includes leasing and financing income derived on the lease of products, any gain or loss on disposal of assets or sales-type leases, and foreign exchange gains or losses. Other income increased by $0.4 million in 2007 as compared to 2006 primarily as a result of a decrease in foreign exchange losses of $0.6 million offset by a reduction in leasing and finance income of $0.2 million. The majority of TouchTunes’ revenues are generated in U.S. dollars whereas a significant portion of TouchTunes’ expenses are incurred in Canadian dollars. A fluctuation in the value of the U.S. dollar relative to the Canadian dollar may result in variations in revenues, expenses and net loss. TouchTunes recorded expenses denominated in Canadian dollars amounting to Cdn$14.5 million which were translated to U.S. dollars at an average exchange rate of 1.07 Canadian dollars per U.S. dollar (2006—Cdn$12.6 million in expenses at an average exchange rate of 1.13).

Interest and Financing Expense

Interest and financing expense increased by $2.7 million from $0.8 million for the year ended December 31, 2006 to $3.5 million for the year ended December 30, 2007. This increase is primarily attributable to an increase in long-term debt in 2007 as well as a loss on extinguishment of debt.

Income Tax Expense

TouchTunes’ effective income tax expense was below the statutory income tax rate in both 2007 and 2006 primarily as a result of unrecognized tax benefits of operating losses and other available deductions.

Liquidity and Capital Resources

TouchTunes’ principal sources of liquidity are existing cash, internally generated cash flow and borrowings under current financing agreements. TouchTunes also will receive cash from the Victory trust account upon the consummation of its proposed transaction with Victory. TouchTunes believes that these sources will provide sufficient liquidity for it to meet its liquidity requirements. TouchTunes’ principal liquidity requirements are to meet its working capital, and research and development needs. TouchTunes may, however, require additional liquidity as it continues to execute its business strategy. Additionally, TouchTunes’ liquidity and its ability to fund its liquidity requirements depends on its future financial performance, which is subject to general economic, financial, regulatory and other factors that are beyond its control.

TouchTunes anticipates that to the extent that it requires additional liquidity, it will be funded through the incurrence of additional indebtedness, additional equity financings, or a combination of these potential sources of liquidity. TouchTunes’ ability to obtain additional liquidity may be adversely impacted by a number of factors, including a continuation of the difficult conditions in the credit and financial markets which could limit the availability and increase the cost of financing. TouchTunes cannot provide any assurances that it will be able to obtain such additional liquidity on reasonable terms, if at all.

Cash Flows

The following table summarizes TouchTunes’ cash flows in the three year period ended December 28, 2008.

	Year ended December 28, 2008	Year ended December 30, 2007	Year ended December 31, 2006
Net cash used in operating activities	$(2,092)	$(16,956)	$(13,901)
Net cash used in investing activities	$(5,238)	$(5,270)	$(1,909)
Net cash from financing activities	$12,973	$25,883	$15,384

Net cash provided by operating activities

Net cash used in operating activities was $2.1 million in 2008 as compared to $17.0 million of cash used in operating activities in 2007. This decrease in cash used was primarily attributable to an increase in income from operations in 2008 as compared to 2007. Net cash used in operating activities increased by $3.1 million to $17.0 million in 2007 as compared to $13.9 million of cash used in operating activities in 2006. This increase was primarily attributable to a more significant loss from operations in 2006, as well as additional investments in working capital in 2006 in sales-type leases and long term trade receivables.

Net cash used in investing activities

Net cash used in investing activities was $5.2 million in 2008 as compared to $5.3 million in 2007. This decrease was primarily attributable to an increase in additions to property, plant and equipment and intangibles in 2008 offset by a decrease in business acquisitions. Net cash used in investing activities increased by $3.4 million to $5.3 million in 2007 as compared to $1.9 million in 2006. This increase was primarily attributable to a $1.8 million increase in additions to property, plant and equipment in 2007 and a $1.3 million cash payment that was used in the acquisition of White Rabbit Game Studio, LLC.

Net cash used in financing activities

Net cash generated from financing activities decreased to $13.0 million in 2008 as compared to cash generated of $25.9 million in 2007. This decrease in cash generated was primarily attributable to a decrease in net proceeds from long-term debt. Net cash generated from financing activities increased by $10.5 million to $25.9 million in 2007 as compared to $15.4 million in 2006. This increase in cash generated was primarily attributable to an increase in net proceeds from long-term debt offset by a reduction in proceeds from the issuance of shares.

Contractual Obligations and Commitments

The following table summarizes TouchTunes’ outstanding contractual obligations as of December 28, 2008.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Long-Term Debt Obligations	51,516	508	2,008	49,000	—
Operating Lease Obligations(1)	1,573	788	785	—	—
Purchase Obligations(2)	1,301	1,301	—	—	—
Other	2,434	2,434	—	—	—

Total:	56,824	5,031	2,793	49,000	—

(1)	TouchTunes occupies office facilities and leases vehicles under various operating leases that expire over a period to 2012.
(2)	“Purchase obligations,” as disclosed in the table, are obligations to purchase goods and services in the ordinary course of business for production and inventory needs (such as materials, supplies, packaging, and manufacturing arrangements), capital expenditures, marketing services, license agreement payments and other professional services. Actual cash expenditures relating to these obligations may vary from the amounts shown in the table above.

Indebtedness

Senior Credit Facility

TouchTunes has indebtedness of $44.0 million outstanding under a $57.5 million Senior Credit Facility, as amended on September 15, 2008, (the “Amended Facility”) consisting of a maximum of $52.5 million multi-draw term loan and a $5 million revolving credit facility that matures on December 10, 2012 .. The maximum availability on the Amended Facility is subject to certain limitations defined in the agreement, based primarily on music revenue. The Amended Facility bears interest on a per annum basis at a rate of LIBOR plus 8.0% after September 10, 2008 (with a LIBOR minimum rate of 3.5%) or at the base rate plus 7.0% after September 10, 2008, as elected by TouchTunes. Borrowings under the Amended Facility have been used for working capital. The Amended Facility is secured by a first priority lien on substantially all of TouchTunes’ assets and capital stock of subsidiaries. Interest payments for base rate loans are due monthly while interest payments for LIBOR based loans are due based on the monthly frequency determined by TouchTunes at the time of borrowing, and are due at minimum on a semi-annual basis. In addition to an annual administration fee of $50,000, commitment fees of 0.5% per annum are incurred on the unused portion of the revolving facility and the multi-draw term loan up to $25 million. The unused portion of the loans in excess of $25 million is subject to commitment fees of 1% per annum. Voluntary prepayments by TouchTunes are subject to a prepayment fee of 5.0% of the principal amount of such prepayment if such prepayment occurs prior to March 15, 2010, 3.0% of the principal amount of such prepayment if such prepayment occurs between March 15, 2010 and September 15, 2011, and no fee if such prepayment occurs between September 15, 2011 and the end of the term of the Amended Facility. The revolving credit facility and multi-draw term loan components of the Amended Facility contain customary operational and financial covenants.

As of December 31, 2008, the availability on the Amended Facility was $8.3 million after borrowing $44.0 million and maintaining a minimum reserve of $2.5 million. The effective interest rate on the Amended Facility was 11.5% for the year ended December 28, 2008.

2008 Convertible Term Note

TouchTunes has indebtedness of $5 million outstanding under a subordinated convertible promissory note dated September 30, 2008 (“2008 Convertible Term Note”). The 2008 Convertible Term Note matures on June 30, 2013, or 91 days following the date at which TouchTunes’ Amended Facility is repaid and fully extinguished. The 2008 Convertible Term Note bears interest at the rate of 5 percent per annum and is automatically convertible into Series E Preferred stock if other investors purchase at least $5 million of Series E preferred shares. The effective interest on 2008 Convertible Term Note for the year ended December 28, 2008 was 16.1%.

Factoring Facility

TouchTunes has entered into a factoring facility to sell, with or without recourse, certain of its trade accounts receivable, long-term trade accounts receivable and sales-type lease receivables to unrelated third party financial institutions at a discount of 12%. Approximately $4.7 million of receivables have been sold under the terms of the factoring facility during the year ended December 30, 2007. However, TouchTunes did not meet the criteria for accounting for these as a sale in accordance with FASB Statement No. 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. Trade accounts receivable sold under this factoring facility are therefore included on the Consolidated Balance Sheet with a corresponding liability in long term debt.

In connection with the sale of accounts receivable, TouchTunes pledged $0.5 million in cash collateral as of December 30, 2007 to the financial institution. On March 14, 2008, TouchTunes issued a letter of credit in favor of this financial institution in exchange for the restricted cash.

Off-Balance Sheet Transactions

TouchTunes does not currently have, nor has it had in the last three years, any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Related Party Transactions

In 2008, TouchTunes obtained financing of $5.0 million from its principal shareholder. In connection with this financing, a warrant was issued to the lender to purchase up to 2,522,252 shares of Series D-1 preferred stock at an exercise price of $0.0985 per share, which expires seven years from issuance.

Additionally, the Company had obtained financing of $5.0 million from the same principal shareholder in August 2007, which was repaid in December 2007.

Quantitative and Qualitative Disclosure Regarding Market Risk

TouchTunes is exposed to interest rate risk in connection with its variable rate debt under the Senior Credit Facility, under which borrowings bear interest at floating rate of LIBOR plus 8.0% after September 10, 2008 or at the base rate plus 7.0% after September 10, 2008, as elected by TouchTune. For variable rate debt, interest rate changes generally do not affect the fair value of the debt instrument, but do impact future earnings and cash flows, assuming other factors are held constant. Assuming that LIBOR remains above 3.5% and that TouchTunes borrowed the entire $57.5.0 million in revolving and term debt available under the Senior Credit Facility, a 1.0% change in interest rates would result in a change to interest expense of approximately $0.6 million annually.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement 109 (“FIN 48”), which fundamentally changes the way that TouchTunes will be required to treat its uncertain tax positions for financial accounting purposes. FIN 48 prescribes rules regarding how TouchTunes should recognize, measure and disclose in its financial statements tax positions that were taken or will be taken on TouchTunes’ tax return that are reflected in measuring current or deferred income tax assets and liabilities. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in an increase in a liability for income taxes payable, or a reduction in a deferred tax asset or an increase in a deferred tax liability. The implementation for this interpretation was delayed for non-public enterprises and is now effective for fiscal years beginning after December 15, 2008 and TouchTunes is currently evaluating the impact it will have on its consolidated financial position and results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Subsequently, in February 2008, the FASB issued FASB Staff Position 157-2, Effective Date of FASB Statement No. 157, which delays the effective date of SFAS 157 for non-financial assets and liabilities, except for items that are recognized and disclosed at fair value in the financial statements on a recurring basis, until fiscal years beginning after November 15, 2008. The implementation of SFAS 157 for financial assets and liabilities, effective on December 30, 2007 for TouchTunes, did not have a significant impact on TouchTunes’ consolidated financial position or results of operations. TouchTunes does not expect the adoption of SFAS 157-2 for non-financial assets and liabilities to have a material effect on the consolidated financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (“SFAS 141(R)”), and SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“SFAS 160”). These new standards will significantly change the accounting for and reporting of business combinations and non-controlling (minority) interest transactions completed. SFAS 141(R) and SFAS 160 are effective for fiscal years beginning after December 15, 2008. Early adoption is prohibited. The impact of SFAS 141(R) and SFAS 160 on TouchTunes’ consolidated financial statements will depend on the nature, terms and size of any acquisitions consummated after the effective date.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statements No. 133 (“SFAS 161”). SFAS 161 expands disclosure requirements included in SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), about an entity’s derivative instruments and hedging activities. SFAS 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008. TouchTunes is currently evaluating the impact of this statement on its consolidated financial position and results of operations.

In April 2008, the FASB issued Staff Position No. FAS 142-3, Determination of Useful Life of Intangible Assets (“FSP FAS 142-3”). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of recognized intangible assets under SFAS No. 142, Goodwill and Other Intangible Assets. FSP FAS 142-3 also requires expanded disclosures related to the determination of intangible asset useful lives. This standard is effective for fiscal years beginning after December 15, 2008. TouchTunes does not believe that the adoption of this standard will have a material effect on its consolidated financial position or results of operations.

In June 2008, the Emerging Issues Task Force reached a consensus on EITF 07-5, Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock (“EITF 07-5”). This Issue applies to any freestanding financial instrument or embedded feature that has all the characteristics of a derivative as per SFAS 133. This Issue also applies to any freestanding financial instrument that is potentially settled in any entity’s own stock, regardless of whether the instrument has all the characteristics of a derivate as per SFAS No. 133. This Issue does not apply to share-based payment awards within the scope of SFAS 123(R). EITF 07-5 is effective for fiscal years beginning after December 15, 2008 and the Company is currently evaluating the impact it will have on its consolidated financial position and results of operations.

In June, 2008, the FASB issued FASB Staff Position No. EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities, (“FSP EITF 03-6-1”). The Staff Position provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are participating securities and must be included in the earnings per share computation. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008. All prior-period earnings per share data presented must be adjusted retrospectively. Early application is not permitted. The Company is currently evaluating the impact it will have on its consolidated financial position and results of operations.

APPRAISAL RIGHTS

Victory stockholders do not have appraisal rights in connection the merger or the issuance of Victory common stock pursuant to the merger under the DGCL.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding the beneficial ownership of Victory’s common stock as of March 23, 2009 (Pre-Merger) and, immediately following consummation of the merger (Post-Merger), ownership of shares of Victory common stock, by:

•

each person known by Victory to be the beneficial owner of more than 5% of Victory’s outstanding shares of common stock either on                 , 2009 (Pre-Merger) or of shares of Victory common stock outstanding after the consummation of the merger (Post-Merger);

•	each of Victory’s current executive officers and directors;

•	each person who will become an executive officer or director of Victory upon consummation of the merger;

•	all of Victory’s current executive officers and directors as a group; and

•	all of the executive officers and directors of Victory as a group after the consummation of the merger.

Information (Pre-Merger) does not reflect beneficial ownership of Victory’s outstanding warrants as these warrants are not currently exercisable and will not become exercisable until consummation of the merger.

At any time prior to the special meeting, during a period when they are not then aware of any material nonpublic information regarding Victory or its securities, Victory, the Victory Founders, the holders of common stock in TouchTunes and/or their affiliates, may enter into a written plan to purchase Victory securities pursuant to Rule 10b5-1 of the Exchange Act, and may engage in other public market purchases, as well as private purchases, of securities at anytime prior to the special meeting of stockholders. The ownership percentages listed below do not include any such shares that may be purchased after                 , 2009.

	Pre-Merger			Post-Merger
Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership		Percent of Class	Amount and Nature of Beneficial Ownership		Percent of Class
Jonathan J. Ledecky	3,498,000		8.6%	5,798,000	(2)	8.3%
Eric J. Watson	3,498,000	(3)	8.6%	5,798,000	(2)(3)	8.3%
Jay H. Nussbaum	72,000		*	72,000		*
Kerry Kennedy(4)	72,000		*	72,000		*
Robert B. Hersov(5)	72,000		*	72,000		*
Edward J. Mathias(6)	72,000		*	72,000		*
Richard Y. Roberts(7)	72,000		*	72,000		*
Jimmie Lee Solomon, Jr.	72,000		*	72,000		*
Third Point LLC(8)	2,650,000	(9)	6.5%	2,650,000	(9)	3.9%
Israel A. Englander(10)	3,021,829	(11)	7.5%	3,021,829	(11)	4.5%
Azimuth Opportunity, Ltd.(12)	2,785,500	(13)	5.9%	2,785,500	(13)	4.1%
Fir Tree, Inc.(14)	3,566,000	(15)	8.8%	3,566,000	(15)	5.3%
William Meder(16)	0		*
Joel A. Katz(16)	0		*
Patrick Gallagher(16)	0		*
David Carlick(16)	0		*
David Schwartz(16)	0		*
Ron Greenberg	0		*
Dan McAllister(16)	0		*
Geoff Mott(16)	0		*
Michael Tooker(16)	0		*
Bob Weinschenk(16)	0		*
All Pre-Merger directors and executive officers as a group (7 individuals)	7,428,000		18.3%	12,028,000	(17)	16.7%
All Post-Merger directors and executive officers as a group (12 individuals)	3,570,000		8.8%		(18)

*	Less than 1%.
(1)	Unless otherwise indicated, the business address of each of the individuals is 970 West Broadway, PMB 402, Jackson, Wyoming 83001.
(2)	Includes 2,500,000 shares of common stock issuable upon exercise of Sponsors’ Warrants that will become exercisable upon consummation of the merger.
(3)	Represents shares of common stock held by Cullen International Limited, a New Zealand company, which is wholly owned by Valley Trust, a trust whose beneficiaries are Mr. Watson, Lake Group Limited, a company that is wholly owned by the Eric John Watson 2003 Family Trust, and several unaffiliated charities. The current trustee of Valley Trust is Victoria Equities Limited, a company that is wholly owned by the Cullen Business Trust, a trust established for the benefit of Mr. Watson and his family.
(4)	Ms. Kennedy’s business address is c/o Robert F. Kennedy Center, 1367 Connecticut Avenue N.W., Suite 200, Washington, D.C. 20036.
(5)	Mr. Hersov’s business address is NetJets Europe, Ltd., Grundstrasse 12, 6343 Rotkreuz, Switzerland.

(6)	Mr. Mathias’ business address is c/o The Carlyle Group, 1001 Pennsylvania Avenue, NW, Washington, DC 20004.
(7)	Mr. Roberts’ business address is Roberts, Raheb & Gradler, 805 15th Street, NW, Suite 1101, Washington, DC 20005.
(8)	The business address of Third Point LLC is 390 Park Avenue, New York, New York 10022.
(9)	Represents shares held by investment funds for which Third Point LLC serves as investment manager or advisor. The foregoing information was derived from a Schedule 13G filed with the SEC on February 14, 2008.
(10)	The business address of Mr. Englander is c/o Millennium Management LLC, 666 Fifth Avenue, New York, New York 10103.
(11)	Represents shares held by entities controlled by Mr. Englander. The foregoing information was derived from a Schedule 13G/A filed with the SEC on February 13, 2009.
(12)	The business address of Azimuth Opportunity, Ltd., c/o Ogier, Qwomar Complex, 4th Floor, P.O.Box 3170, Road Town, Tortola, British Virgin Islands.
(13)	Represents shares held by Azimuth Opportunity, Ltd. The foregoing information was derived from a Schedule 13G/A filed with the SEC on February 13, 2009.
(14)	The business address of Fir Tree, Inc. is 505 Fifth Avenue, 23rd Floor, New York, New York 10017.
(15)	Represents 2,835,000 shares held by SPAC Holdings 1 and 731,000 shares held by SPAC Holdings 2. Fir Tree may be deemed to beneficially own the shares held by SPAC Holdings 1 and SPAC Holdings 2 as a result of being the investment manager of SPAC Holdings 1 and SPAC Holdings 2. The foregoing information was derived from a Schedule 13G/A filed with the SEC on February 12, 2009.
(16)	The business address of such individual is 740 Broadway, Suite 1102, New York, New York 10003.
(17)	Includes 5,000,000 shares of common stock issuable upon exercise of Sponsors’ Warrants that will become exercisable upon consummation of the merger.
(18)	Includes 2,500,000 shares of common stock issuable upon exercise of Sponsors’ Warrants that will become exercisable upon consummation of the merger.

Interest of Victory Stockholders in the Merger

As a result of the merger, the present Victory stockholders (including the Victory Founders) will beneficially own approximately from 16.3% of the shares of Victory common stock after the merger (assuming that no holders of Public Shares vote against the merger proposal and elect to convert their Public Shares into cash in accordance with Victory’s certificate of incorporation to 17.9% of the shares of Victory common stock outstanding after the merger (assuming that the holders of 19.99% of Victory’s Public Shares vote against the merger proposal and elect to convert their Public Shares into cash).

All 7,500,000 Founders’ Shares owned by the Victory Founders have been placed in escrow with Continental Stock Transfer & Trust Company, as escrow agent, pursuant to an escrow agreement described below under the section entitled “Certain Relationships and Related Person Transactions—Victory Related Person Transactions.”

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Code of Ethics and Related Person Policy

Victory’s Code of Ethics requires it to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interest, except under guidelines approved by the board of directors (or the audit committee). Related-party transactions with respect to smaller reporting companies such as Victory are defined under SEC rules as transactions in which (1) the aggregate amount involved will or may be expected to exceed the lesser of $120,000 or one percent of the average of the smaller reporting company’s total assets at year end for the last two completed years, (2) Victory or any of its subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5 percent beneficial owner of Victory’s common stock, or (c) immediate family member, of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10 percent beneficial owner of another entity). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position.

Victory’s audit committee, pursuant to its written charter, is responsible for reviewing and approving related-party transactions to the extent Victory enters into such transactions. The audit committee will consider all relevant factors when determining whether to approve a related party transaction, including whether the related party transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction. No director may participate in the approval of any transaction in which he is a related party, but that director is required to provide the audit committee with all material information concerning the transaction. Additionally, Victory requires each of its directors and executive officers to complete a directors’ and officers’ questionnaire on an annual basis that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

Victory Related Person Transactions

Prior Issuances

Effective January 2007 (after giving effect to a stock dividend of 0.2 shares for each outstanding share of common stock on April 24, 2007), Victory issued 7,500,000 shares of common stock to the individuals set forth below for $25,000 in cash, at a purchase price of $0.003 share, as follows:

Stockholders	Number of Shares
Cullen International Limited(1)	3,498,000
Jonathan J. Ledecky	3,498,000
Jay H. Nussbaum	72,000
Kerry Kennedy	72,000
Robert B. Hersov	72,000
Edward J. Mathias	72,000
Richard Y. Roberts	72,000
Jimmie Lee Solomon, Jr.	72,000
Martin Dolfi	72,000

(1)	Cullen International Limited, a New Zealand company, is wholly owned by Valley Trust, a trust whose beneficiaries are Mr. Watson, Lake Group Limited, a company that is wholly owned by the Eric John Watson 2003 Family Trust, and several unaffiliated charities. The current trustee of Valley Trust is Victoria Equities Limited, a company that is wholly owned by the Cullen Business Trust, a trust established for the benefit of Mr. Watson and his family.

Inside Stockholder Escrow

All of the Founders’ Shares have been placed in escrow with Continental Stock Transfer & Trust Company, as escrow agent, pursuant to a Stock Escrow Agreement. Pursuant to the agreement, the Founders’ Shares would be held in escrow until twelve months after the consummation of a business combination and could be released from escrow earlier than this date if, within the first year after Victory consummates a business combination, (i) Victory’s common stock has a last sales price equal to or exceeding $20.00 per share for any 20 trading days within any 30-trading day period or (ii) Victory consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of its stockholders having the right to exchange their shares of common stock for cash, securities or other property. In connection with the merger, such individuals have agreed to the additional restriction that they will not be able to sell their Founders’ Shares until the 18-month anniversary of the consummation of the merger, subject to certain exceptions.

Initial Stockholder Warrant Purchase

In connection with the closing of the IPO, Victory sold 2,500,000 Sponsors’ Warrants to each of Eric J. Watson and Jonathan J. Ledecky at a purchase price of $1.00 per warrant. These purchases took place on a private placement basis simultaneously with the consummation of the IPO. The Sponsors’ Warrants are identical to the warrants underlying the units sold in the IPO except that the Sponsors’ Warrants are not transferable or salable by Messrs. Watson or Ledecky (except in certain limited circumstances such as to relatives and trusts for estate planning purposes, providing the transferee agrees to be bound by the transfer restrictions) until Victory completes a business combination, and if Victory calls the warrants for redemption, the Sponsors’ Warrants are not redeemable so long as such warrants are held by Messrs. Watson, Ledecky or their affiliates, including any permitted transferees.

Registration Rights

The holders of the majority of the Founders’ Shares and the holders of the majority the Sponsors’ Warrants (or underlying shares) each will be entitled to make up to two demands that Victory register such shares or warrants (or underlying shares) pursuant to a registration rights agreement entered into with Victory in connection with the IPO. The holders of the majority of the Founders’ Shares can elect to exercise these registration rights at any time commencing nine months after the consummation of a business combination. The holders of a majority of the Sponsors’ Warrants (or underlying shares) can elect to exercise these registration rights at any time after Victory consummates the merger. In addition, these holders have certain “piggy-back” registration rights on registration statements filed subsequent to such date. Victory will bear the expenses incurred in connection with the filing of any such registration statements. As a result of the merger, the Sponsors’ Warrants will become warrants to purchase shares of Victory common stock and the obligations of Victory will become similar obligations of Victory.

Other Transactions

Victory reimburses its officers and directors for any reasonable out-of-pocket business expenses incurred by them in connection with certain activities on Victory’s behalf such as identifying and investigating possible target businesses and business combinations. There is no limit on the amount of out-of-pocket expenses reimbursable by Victory, which are reviewed only by its board and audit committee or a court of competent jurisdiction if such reimbursement is challenged, provided that no proceeds held in the trust account will be used to reimburse out-of-pocket expenses prior to the merger.

Other than reimbursable out-of-pocket expenses payable to the officers and directors of Victory, no compensation or fees of any kind, including finder’s fees, consulting fees or other similar compensation, has been or will be paid to any of the Victory Founders, including the officers and directors of Victory, or to any of their respective affiliates, prior to or with respect to the business combination (regardless of the type of transaction that it is).

Victory requires that all ongoing and future transactions between itself and any of its officers and directors or their respective affiliates, including loans by its officers and directors, will be on terms that Victory believes to be no less favorable to it than are available from unaffiliated third parties. Such transactions or loans, including any forgiveness of loans, require prior approval by a majority of Victory’s uninterested “independent” directors or the members of its board who do not have an interest in the transaction, in either case who had access, at Victory’s expense, to Victory’s attorneys or independent legal counsel. Victory will not enter into any such transaction unless its disinterested directors determine that the terms of such transaction are no less favorable to Victory than those that would be available to Victory with respect to such a transaction from unaffiliated third parties. Victory will continue such policy after the merger.

TouchTunes Related Person Transactions

Consulting Arrangement

In 2008 TouchTunes entered into a consulting arrangement with Meder Communications Inc., a consulting company owned by TouchTunes’ Chairman of the Board, President and Chief Executive Officer, William Meder. Under this consulting arrangement TouchTunes paid Meder Communications for the services of Mr. Meder in his capacity of acting President and Chief Executive Officer. TouchTunes paid Meder Communications a total of $124,162 for these services.

Shareholder Financings

On September 30, 2008, TouchTunes borrowed $5 million from VantagePoint, its principal shareholder. The borrowing was effected under a subordinated convertible promissory note (“2008 Convertible Term Note”) that matures on June 30, 2013 or 91 days following the date at which the TouchTunes’ Amended Facility is repaid and fully extinguished. In connection with this financing, a warrant was issued to VantagePoint to purchase up to 2,525,252 shares of Series D-1 preferred stock at an exercise price of $0.985 per share. This warrant expires on September 30, 2015.

The 2008 Convertible Term Note bears interest at the rate of 5% per year. The 2008 Convertible Term Note was automatically convertible at VantagePoint’s option into Series E preferred stock if other investors purchase at least $5 million of Series E preferred shares by December 14, 2008, which did not occur. The warrant currently is convertible into Series D-1 preferred stock at a conversion price of $0.985 per share or into any other class of TouchTunes preferred stock issued by TouchTunes based on the purchase price of the preferred stock. As of December 28, 2008, TouchTunes had not issued any Series E preferred stock. Additionally, the Company had obtained financing of $5 million from VantagePoint in August 2007, which was repaid in December 2007.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires Victory’s directors and officers and persons owning more than 10% of Victory common stock to file reports of ownership and changes of ownership with the Securities and Exchange Commission. Based on Victory’s review of the copies of such reports furnished to it, or representations from certain reporting persons that no other reports were required, Victory believes that all applicable filing requirements were complied with during the fiscal year ended December 31, 2008.

DESCRIPTION OF SECURITIES

General

On April 30, 2007, Victory closed its IPO of 33,000,000 units, including 3,000,000 units subject to the underwriters’ over-allotment option, with each unit consisting of one share of its common stock and one warrant, each to purchase one share of its common stock at an exercise price of $7.50 per share. The units (including those subject to the over-allotment option) were sold at an offering price of $10.00 per unit, generating total gross proceeds of $330,000,000. Victory’s units, common stock and warrants are listed on the NYSE Amex under the symbols VRY.U, VRY and VRY.WS, respectively. The closing bid price for each unit, share of common stock, warrant of Victory on March     , 2009, the last trading day before announcement of the execution of the merger agreement, was $            , $             and $            , respectively.

The amended and restated certificate of incorporation of Victory authorizes the issuance of 85,000,000 shares of common stock, par value $0.0001 per share, and 1,000,000 shares of preferred stock, par value $0.0001 per share. As of the record date, 40,500,000 shares of common stock were outstanding and no shares of preferred stock were outstanding.

Common Stock

Victory’s stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders. In connection with the vote required for any business combination, all of the Victory Founders, including all of its officers and directors, have agreed to vote the Founders’ Shares owned by them in accordance with the majority of the Public Shares and have agreed to vote any shares purchased following the IPO in the open market in favor of the merger. The Victory Founders will vote all of their shares in any manner they determine, in their sole discretion, with respect to any other items that come before a vote of Victory’s stockholders.

Victory will proceed with the business combination only if a majority of the Public Shares is voted in favor of the business combination and holders owning less than 20% of the Public Shares both exercise their conversion rights discussed below and vote against the business combination.

The board of directors of Victory is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares eligible to vote for the election of directors can elect all of the directors. Victory’s board of directors is similarly classified.

If Victory is forced to liquidate, the holders of the Public Shares will be entitled to share ratably in the trust fund, including any interest, and any net assets remaining available for distribution to them after payment of liabilities. The Victory Founders have agreed to waive their rights to share in any distribution with respect to the Founders’ Shares.

Victory’s stockholders have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the common stock, except that holders of the Public Shares (other than the Victory Founders) have the right to have their shares of common stock converted to cash equal to their pro rata share of the trust account if they vote against the business combination, properly demand conversion and the business combination is approved and completed. Public stockholders who convert their stock into their share of the trust account still have the right to exercise the warrants that they received as part of the units.

Preferred Stock

Victory’s amended and restated certificate of incorporation authorizes the issuance of 1,000,000 shares of blank check preferred stock with such designation, rights and preferences as may be determined from time to time by its board of directors. No shares of preferred stock are being issued or registered in the merger.

Accordingly, the board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock. However, the underwriting agreement from its IPO prohibits Victory, prior to a business combination, from issuing preferred stock which participates in any manner in the proceeds of the trust account, or which votes as a class with the common stock on a business combination. Victory may issue some or all of the preferred stock to effect a business combination. In addition, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of Victory. There are no shares of preferred stock outstanding and Victory does not currently intend to issue any shares of preferred stock.

Warrants

Victory currently has 38,000,000 redeemable common stock purchase warrants outstanding, including the Sponsors’ Warrants. Each warrant entitles the registered holder to purchase one share of Victory common stock at a price of $7.50 per share, subject to adjustment as discussed below, at any time commencing after the completion of the merger. However, the warrants will be exercisable only if a registration statement relating to the shares of common stock issuable upon exercise of the warrants is effective and current, as described below. The warrants will expire on April 23, 2011 at 5:00 p.m., New York City time.

After the consummation of the merger, Victory may call the warrants for redemption (excluding any Sponsors’ Warrants still held by the original purchasers of such warrants or their affiliates),

•	in whole and not in part,

•	at a price of $0.01 per warrant at any time after the warrants become exercisable,

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder, and

•

if, and only if, the reported last sale price of the shares of common stock equals or exceeds $14.25 per share, for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders.

The right to exercise will be forfeited unless the warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a warrant will have no further rights except to receive the redemption price for such holder’s warrant upon surrender of such warrant.

The redemption criteria for the warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing common stock price and the warrant exercise price so that if the stock price declines as a result of the redemption call, the redemption will not be expected to cause the stock price to drop below the exercise price of the warrants.

The warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and Victory. You should review a copy of the warrant agreement, which has been filed as an exhibit to the Registration Statement on Form S-1 for Victory’s IPO (SEC File Nos. 333-140359 and 333-142341), for a complete description of the terms and conditions applicable to the warrants. The warrant agreement provides that the terms of the warrants may be amended without consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of a majority of the then outstanding warrants in order to make any change that adversely affects the interests of the registered holders.

The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of Victory common stock or shares of Victory common stock at a price below their respective exercise prices.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to Victory, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No public warrants will be exercisable and Victory will not be obligated to issue shares of common stock unless at the time a holder seeks to exercise such warrant, a prospectus relating to the shares of common stock issuable upon exercise of the warrants is current and the shares of common stock have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, Victory will use its best efforts to meet these conditions and to maintain a current prospectus relating to the shares of common stock issuable upon exercise of the warrants until the expiration of the warrants. However, Victory cannot assure you that it will be able to do so and, if it does not maintain a current prospectus relating to the shares of common stock issuable upon exercise of the warrants, holders will be unable to exercise their warrants and Victory will not be required to settle any such warrant exercise. If the prospectus relating to the shares of common stock issuable upon the exercise of the warrants is not current or if the shares of common stock are not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, Victory will not be required to net cash settle or cash settle the warrant exercise, the warrants may have no value, the market for the warrants may be limited and the warrants may expire worthless.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, Victory will, upon exercise, round up or down to the nearest whole number of shares of common stock.

The Sponsors’ Warrants are identical to the public warrants except that they are not transferable or salable by Messrs. Watson or Ledecky (except in certain limited circumstances such as to relatives and trusts for estate planning purposes, providing the transferee agrees to be bound by the transfer restrictions) until Victory completes a business combination and if Victory calls the warrants for redemption, the Sponsors’ Warrants will not be redeemable so long as such warrants are held by Messrs. Watson, Ledecky or their affiliates, including any permitted transferees. In addition, they may be exercised for unregistered shares if a registration statement relating to the common stock issuable upon exercise of the warrants is not effective and current and commencing on the date such warrants become exercisable, the Sponsors’ Warrants and the underlying common stock are entitled to registration rights.

Transfer Agent and Warrant Agent

The transfer agent for Victory’s securities and warrant agent is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004. Continental Stock Transfer & Trust Company is currently Victory’s transfer agent.

PRICE RANGE OF VICTORY SECURITIES AND DIVIDENDS

Victory’s units, common stock and warrants are listed on the NYSE Amex under the symbols VRY.U, VRY and VRY.WS, respectively. The following table sets forth the range of high and low closing bid prices for the units, common stock and warrants for the periods indicated since such units commenced public trading on April 30, 2007 and since such common stock and warrants commenced public trading on May 30, 2007.

	Units		Common Stock		Warrants
	High	Low	High	Low	High	Low
2009:
First Quarter*	9.85	9.80	9.87	9.61	0.14	0.01
2008:
Fourth Quarter	9.80	9.30	9.70	9.28	0.45	0.04
Third Quarter	10.30	9.66	9.68	9.46	0.73	0.40
Second Quarter	10.40	9.85	9.65	9.39	0.88	0.55
First Quarter	11.30	9.93	9.62	9.31	1.75	0.55
2007:
Fourth Quarter	11.69	10.58	9.72	9.30	2.07	1.36
Third Quarter	11.50	10.55	9.61	9.30	1.94	1.35
Second Quarter	11.12	10.31	9.44	9.31	1.72	1.38

*	Through March 11, 2009

The closing bid price for each share of common stock, warrant and unit of Victory on March     , 2009, the last trading day before announcement of the execution of the merger agreement, was $            , $             and $            , respectively. As of             , 2009, the record date for the Victory special meeting, the closing bid price for each share of common stock, warrant and unit of Victory was $            , $             and $            , respectively.

Holders of Victory common stock, warrants and units should obtain current market quotations for their securities. The market price of Victory common stock, warrants and units could vary at any time before the merger. The parties intend to seek to have the securities of Victory listed on the Nasdaq Stock Market following consummation of the merger under the symbols             ,             .U and             .WS.

Holders

As of             , 2009, there was one holder of record of Victory units, 10 holders of record of Victory common stock and 3 holders of record of Victory warrants. Victory believes that the aggregate number of beneficial holders of its units, common stock and warrants is in excess of      persons.

Dividends

Victory has not paid any cash dividends on its common stock to date and does not intend to pay cash dividends prior to the completion of the merger. The payment of any cash dividends subsequent to the merger will be within the discretion of Victory’s then board of directors, subject to the relevant provision of Delaware law. The payment of dividends subsequent to the merger will be contingent upon Victory’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the merger, as well as contractual restrictions and other considerations deemed relevant by Victory’s then board of directors.

Information Regarding the Market for TouchTunes Common Stock

There currently is no established public trading market for TouchTunes’ common stock. As of December 31, 2008, there were 166,453,520 shares of TouchTunes common stock that were subject to outstanding options, warrants, or securities convertible into, shares of TouchTunes common stock. Of these shares, approximately 101,856,558 shares of TouchTunes common stock are eligible for resale under Rule 144. TouchTunes has agreed to register for resale up to 101,856,558 currently outstanding shares of common stock. As of December 31, 2008 there were at least 143 holders of TouchTunes common stock. TouchTunes has no history of paying dividends.

STOCKHOLDER PROPOSALS

The Victory 2010 annual meeting of stockholders will be held on or about             , 2010 unless the date is changed by the board of directors. If you are a stockholder and you want to include a proposal in the proxy statement/prospectus for the 2010 annual meeting, you need to provide it to TouchTunes by no later than             , 2010. You should direct any proposals to Victory’s secretary at Victory’s principal office. If you want to present a matter of business to be considered at the year 2010 annual meeting, under Victory’s certificate of incorporation you must give timely notice of the matter, in writing, to its secretary. To be timely, the notice has to be given between             , 2010 and             , 2010.

LEGAL MATTERS

Graubard Miller, The Chrysler Building, 405 Lexington Avenue, New York, New York 10174, will pass upon the validity of the common stock issued in connection with the merger and certain other legal matters related to this proxy statement/prospectus. Covington & Burling LLP has acted as counsel for TouchTunes.

EXPERTS

The audited financial statements of Victory Acquisition Corp. as of December 31, 2008 and 2007, and for the periods then ended, included in this proxy statement/prospectus have been so included in the reliance on a report of Marcum & Kliegman, LLP, an independent registered public accounting firm, appearing elsewhere herein given on the authority of said firm, as experts in auditing and accounting.

Representatives of Marcum & Kliegman, LLP will be present at the stockholder meeting or will be available by telephone with the opportunity to make statements and to respond to appropriate questions.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS

Pursuant to the rules of the SEC, Victory and services that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of each of Victory’s annual report to stockholders and Victory’s proxy statement/prospectus. Upon written or oral request, Victory will deliver a separate copy of the annual report to stockholder and/or proxy statement/prospectus/ prospectus to any stockholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents in the future. Stockholders receiving multiple copies of such documents may likewise request that Victory deliver single copies of such documents in the future. Stockholders may notify Victory of their requests by calling or writing Victory at its principal executive offices at 970 West Broadway, PMB 402, Jackson, Wyoming 83001, (307) 633-2831.

WHERE YOU CAN FIND MORE INFORMATION

Victory files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may read and copy reports, proxy statements and other information filed by Victory with the SEC at the SEC public reference room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of the materials described above at prescribed rates by writing to the SEC, Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549. You may access information on Victory at the SEC web site containing reports, proxy statement/prospectus and other information at: http://www.sec.gov.

Information and statements contained in this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other document included as an annex to this proxy statement/prospectus.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the merger, you should contact via phone or in writing:

Mr. Jonathan J. Ledecky

Secretary

Victory Acquisition Corp.

c/o Paul Vassilakos

590 Madison Avenue, 21st Floor

New York, New York 10022

Tel: (212) 521-4399

Consolidated Financial Statements

TouchTunes Corporation

December 28, 2008

(Unaudited)

TouchTunes Corporation

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except for share data)

(Unaudited)

	Year ended
	December 28, 2008	December 30, 2007	December 31, 2006
Revenue
Product sales	$24,013	$30,483	$30,192
Service revenue	60,972	50,085	37,183

	84,985	80,568	67,375
Cost of sales (exclusive of depreciation)
Product sales	23,120	46,091	45,640
Service revenue	15,050	12,881	8,938

	38,170	58,972	54,578

Gross profit	46,815	21,596	12,797

Selling, general and administrative expenses	33,698	27,589	17,707
Research and development expense	5,598	4,607	3,223
Stock compensation expense	690	758	782
Depreciation and amortization expense	3,224	1,278	1,181

Operating income (loss)	3,605	(12,636)	(10,096)

Other income (loss)	629	390	(49)
Interest and financing expense	6,296	3,492	800

Loss before income taxes	(2,062)	(15,738)	(10,945)
Income tax expense	154	801	131

Net loss	$(2,216)	$(16,539)	$(11,076)

Change in fair value of currency option	(10)	—	—
Reclassification to net loss	—	—	(14)

Comprehensive loss	$(2,226)	$(16,539)	$(11,090)

Basic and diluted loss per common share	$(0.04)	$(0.32)	$(0.24)

Weighted average shares outstanding	58,589,339	52,024,721	45,270,193

See Notes to Consolidated Financial Statements

TouchTunes Corporation

CONSOLIDATED BALANCE SHEETS

(In thousands, except for share data)

(Unaudited)

	December 28, 2008	December 30, 2007
ASSETS
Current assets
Cash and cash equivalents	$9,300	$3,657
Restricted cash	—	500
Trade accounts receivable, net	16,935	13,220
Other receivables	773	1,722
Inventory	9,342	7,624
Prepaid expenses	1,278	913
Current portion of sales-type lease receivable	1,707	2,760

Total current assets	39,335	30,396
Long-term trade accounts receivable	1,252	3,307
Sales-type lease receivable	4,783	6,199
Property, plant and equipment, net	5,475	4,425
Intangibles, net	10,081	4,188
Goodwill	11,473	—
Other assets	2,339	2,504

TOTAL ASSETS	$74,738	$51,019

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$15,172	$19,270
Income tax payable	157	76
Current portion of long-term debt	508	34,515
Current portion of other liabilities	2,434	920

Total current liabilities	18,271	54,781
Long-term debt	43,311	3,109
Subordinated debt	2,319	—
Retractable warrant	2,317	—
Other liabilities	—	616
Deferred income tax	176	234

Total liabilities	66,394	58,740

Retractable common stock, par value $0.001 per share, — 1,000,000 and 500,000 shares outstanding	440	200

Shareholders’ Equity (net deficiency)
Capital stock
Preferred stock, Series A, par value $.001 per share — 9,235,774 outstanding	9	9
Preferred stock, Series B, par value $.001 per share — 8,888,889 outstanding	9	9
Preferred stock, Series C, par value $.001 per share — 30,824,558 outstanding	31	31
Preferred stock, Series D, par value $.001 per share — 7,480,164 and 0 outstanding	7	—
Common stock, par value $.001 per share — 25,896,410 and 17,819,125 outstanding	26	18
Additional paid-in capital	40,242	22,173
Loan receivable collateralized by Common stock	(678)	(645)
Accumulated other comprehensive loss	(10)	—
Deficit, net of elimination of deficit totaling $82,667,696 as of June 30, 2003	(31,732)	(29,516)

Total shareholders’ equity (net deficiency)	7,904	(7,921)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (NET DEFICIENCY)	$74,738	$51,019

See Notes to Consolidated Financial Statements

TouchTunes Corporation

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands, except for share data)

(Unaudited)

	Preferred Stock								Common Stock		Additional Paid-in Capital	Loan receivable collateralized by Common stock	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total
	Series A		Series B		Series C		Series D		Class A
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2005	12,843,960	$13	8,888,889	$9	25,000,000	$25	—	$—	13,366,000	$13	$8,744	$—	$14	$(1,901)	$6,917
Net loss 2006	—	—	—	—	—	—	—	—	—	—	—	—	(14)	(11,076)	(11,090)
Research and development tax credits	—	—	—	—	—	—	—	—	—	—	112	—	—	—	112
Capital stock transactions:															—
Conversion of old Series B and C into new Series B	—	—	—	—	(25,000,000)	(25)	—	—	—	—	25	—	—	—	—
Issuance of new Series C	—	—	—	—	30,824,558	31	—	—	—	—	14,778	—	—	—	14,809
Redemption of Series A	(3,608,186)	(4)	—	—	—	—	—	—	—	—	(5,409)	—	—	—	(5,413)
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	782	—	—	—	782

Balance at December 31, 2006	9,235,774	9	8,888,889	9	30,824,558	31	—	—	13,366,000	13	19,032	—	—	(12,977)	6,117
Net loss 2007	—	—	—	—	—	—	—	—	—	—	—	—	—	(16,539)	(16,539)
Research and development tax credits	—	—	—	—	—	—	—	—	—	—	454	—	—	—	454
Capital stock transactions:
Issuance of common stock	—	—	—	—	—	—	—	—	500,000	—	—	—	—	—	—
Shares held in escrow	—	—	—	—	—	—	—	—	1,500,000	1	—	—	—	—	1
Common stock issued upon exercise of stock options with a loan receivable	—	—	—	—	—	—	—	—	2,953,125	4	620	(620)	—	—	4
Interest earned on loan receivable	—	—	—	—	—	—	—	—	—	—	25	(25)	—	—	—
Warrants	—	—	—	—	—	—	—	—	—	—	1,284	—	—	—	1,284
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	758	—	—	—	758

Balance at December 30, 2007	9,235,774	9	8,888,889	9	30,824,558	31	—	—	18,319,125	18	22,173	(645)	—	(29,516)	(7,921)
Net loss 2008	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,216)	(2,216)
Capital stock transactions:
Capital issuance related to Barfly acquisition	—	—	—	—	—	—	6,732,154	6	6,819,559	7	14,524	—	—	—	14,537
Shares held in escrow	—	—	—	—	—	—	748,010	1	757,726	1	—	—	—	—	2
Stock options exchange	—	—	—	—	—	—	—	—	—	—	50	—	—	—	50
Change in fair value of derivative asset	—	—	—	—	—	—	—	—	—	—	—	—	(10)	—	(10)
Interest earned on loan receivable	—	—	—	—	—	—	—	—	—	—	—	(33)	—	—	(33)
Shares accrued for White Rabbit milestone	—	—	—	—	—	—	—	—	—	—	35	—	—	—	35
Warrants	—	—	—	—	—	—	—	—	—	—	1,374	—	—	—	1,374
Beneficial Conversion Feature	—	—	—	—	—	—	—	—	—	—	1,396	—	—	—	1,396
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	690	—	—	—	690

Balance at December 28, 2008	9,235,774	$9	8,888,889	$9	30,824,558	$31	7,480,164	$7	25,896,410	$26	$40,242	$(678)	$(10)	$(31,732)	$7,904

See Notes to Consolidated Financial Statements

TouchTunes Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Year ended
	December 28, 2008	December 30, 2007	December 31, 2006
OPERATING ACTIVITIES
Net loss	$(2,216)	$(16,539)	$(11,076)
Depreciation and amortization	3,224	1,278	1,181
Deferred income taxes	(58)	221	(53)
Amortization of deferred financing fees and accretion expense	2,120	854	—
Loss on extinguishment of debt	—	729	—
Loss on disposal of property, plant and equipment	13	41	50
Stock-based compensation	690	758	782
Other non-cash items	—	(37)	98

Changes in operating assets and liabilities:
Trade accounts and other receivables	(2,713)	(3,107)	(4,757)
Prepaid expenses	(345)	458	29
Inventory	(1,718)	4,341	(5,190)
Sales-type lease receivables	2,469	(7,862)	—
Long-term trade accounts receivables	2,055	(2,149)	—
Accounts payable and accrued liabilities	(5,041)	3,982	5,043
Other assets	(653)	—	—
Income taxes payable (receivable)	81	76	(8)

Cash flows related to operating activities	(2,092)	(16,956)	(13,901)

INVESTING ACTIVITIES
Additions to property, plant and equipment	(2,573)	(3,638)	(1,816)
Business acquisition	(349)	(1,632)	—
Additions to intangibles	(2,151)	—	(93)
Additions to goodwill	(132)	—	—
Other investing activities	(33)	—	—

Cash flows related to investing activities	(5,238)	(5,270)	(1,909)

FINANCING ACTIVITIES
Net change in bank indebtedness	—	(7,573)	5,710
Issuance of shares	—	—	14,809
Redemption of shares	—	—	(5,412)
Proceeds from long-term debt	44,000	54,080	1,308
Payments of long-term debt	(30,651)	(18,362)	(1,031)
Increase in long-term liabilities	157	—	—
Financing costs	(1,033)	(1,762)	—
Increase in restricted cash	500	(500)	—

Cash flows related to financing activities	12,973	25,883	15,384

Net increase (decrease) in cash and cash equivalents	5,643	3,657	(426)
Cash and cash equivalents at beginning of year	3,657	—	426

Cash and cash equivalents at end of year	$9,300	$3,657	$—

Supplemental information
Interest paid	$4,933	$1,666	$877
Income taxes paid	$32	$15	$—

See Notes to Consolidated Financial Statements

TouchTunes Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. ORGANIZATION AND BUSINESS

Nature of business and year end

TouchTunes Corporation (the “Company”), formerly TouchTunes Holding Corporation, which is incorporated in the State of Delaware, is involved in the manufacture and distribution of interactive music, entertainment and advertising products and services.

On September 9, 2008, the name of TouchTunes Holding Corporation was changed to TouchTunes Corporation.

In 2007, the Company changed the fiscal operating period to a 52-week or 53-week fiscal year and therefore the Company’s fiscal year ends on the last Sunday in December. For 2006, the Company’s fiscal year coincided with the calendar year and ended on December 31. During each of the years ended December 28, 2008 and December 30, 2007, the Company had 52-week years.

Business segments

The Company has historically been managed as one business segment and reporting unit.

Substantially all of the Company’s revenue was earned in North America and substantially all of the Company’s assets are held in North America.

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The unaudited consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries TouchTunes Music Corporation (“TouchTunes Music”), TouchTunes Digital Jukebox, Inc. (“TouchTunes Digital”), TouchTunes Game Studio, LLC (“TouchTunes Games”), National Broadcast Media Corporation (“Barfly”) and TouchTunes de Mexico, S.A. de C.V. All inter-company balances and transactions have been eliminated in consolidation.

Utilization of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates include, but are not limited to revenue recognition, sales incentives, product warranties, amortization, the determination of the net realizable value of assets, taxes and investment tax credits, stock-based compensation and contingencies. Accordingly, actual results could differ from those estimates and such differences may be material.

Revenue recognition

The Company treats the sale of products and services as separate units of accounting. The Company provides for the estimated cost of sales incentives in the same period the sales are recorded. Service revenue generated from music and advertising contracts are recognized as the services are performed. Product sales including revenues from sales-type leases and service revenues are recognized when persuasive evidence of an arrangement exists, the products are shipped or services are provided to the customers at agreed upon prices and payment terms and collectibility is reasonably assured. Revenues are recorded net of sales taxes. Shipping and handling costs are recorded as cost of sales in the Consolidated Statements of Operations and Comprehensive Loss.

Sales incentives

The Company participates in various sales incentive programs with its customers including volume based rebates and promotional allowances. Sales incentives are deducted from revenue and accrued as earned based on management’s estimate for the total amount the customer is expected to claim. The Company regularly reviews its sales incentive programs ensure that the accruals are appropriate.

Research and development and investment tax credits

Costs for new product research and development are expensed as incurred. The Company recognizes the benefit of Canadian research and development investment tax credits in the Consolidated Statements of Operations and Comprehensive Loss as a reduction of selling, general and administrative expenses for fully refundable investment tax credits and as a reduction of income tax provision for investment tax credits that can only be claimed against income taxes payable, when there is reasonable assurance that the claim will be recovered.

Product warranties

The Company provides warranties on all products sold or leased for a period of two or five years. The standard warranty provides that the Company will repair or replace defective products from the date a product is delivered. Product warranty costs are estimated based on the cost expected to be incurred during the warranty period and recorded as a charge to cost of sales for the estimated warranty cost. In determining the appropriate warranty provision, consideration is given to historical warranty cost information, the status of the product life cycle and current performance. The adequacy of the Company’s product warranty reserves is assessed periodically and adjusted as necessary in the period when the information necessary to make the adjustment becomes available. The reserve for product warranty is included in accounts payable and accrued liabilities in the Consolidated Balance Sheets.

Stock-based compensation

The Company has stock-based compensation plans which are described in detail in “Note 17—Stock-Based Compensation” and accounts for them under Statement of Financial Accounting Standard (“SFAS”) No. 123 (revised 2004), Share Based Payment (“SFAS 123(R)”). SFAS 123(R) requires all share-based payments, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The Company has elected to use the modified prospective transition method upon adoption of SFAS 123(R) on January 1, 2006. This method requires that compensation expense be recorded for all share-based payments granted, modified or settled after the date of adoption and for all unvested stock options at the date of adoption.

The Company recognizes stock-based compensation expense over the requisite service period of the individual grants, which generally equals the vesting period. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from these estimates. Stock-based compensation is expensed on a straight-line basis over the requisite service period for the entire award.

Income taxes

The Company uses the liability method to account for income taxes as required by SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is recorded to reduce the carrying amount of deferred income tax assets when it is more likely than not that these assets will not be realized. Deferred taxes are not provided on the unremitted earnings of subsidiaries to the extent it is expected that these earnings are permanently reinvested in accordance with Accounting Principles Board Opinion No. 23, Accounting for Income Taxes – Special Areas. Such earnings may become taxable upon the sale or liquidation of these subsidiaries or upon the remittance of dividends.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. To the extent that the Company pledges cash collateral and relinquishes control to a counterparty, it is removed from “Cash and cash equivalents” and reclassified to “Restricted cash” in the Consolidated Balance Sheets.

Trade accounts receivable

Trade accounts receivable represents trade receivables, net of allowances for doubtful accounts. The allowance for doubtful accounts reflects the Company’s best estimate of probable losses inherent in the accounts receivable balance. The Company determines the allowance based on known troubled accounts, historical experience and other currently available evidence. When a specific account is deemed uncollectible, the account is written off against the allowance.

Inventory

Inventories, consisting of products, components and spare parts are stated at the lower of cost or market, with cost determined using the average cost method. The Company provides an allowance for obsolescence based on best estimate of changes in estimated product life cycles, usage levels, and technology changes. Changes in these estimates are reflected in determination of income.

Property, plant and equipment

Property, plant and equipment, including items financed through capital leases, are recorded at cost. Depreciation which is included in selling, general and administrative expenses on the Consolidated Statements of Operations and Comprehensive Loss was provided on the following basis:

	Method	Rate
Furniture and equipment	Declining balance	20%
Computer equipment	Declining balance	30%
Vehicles	Declining balance	20%
Leasehold improvements	Straight-line	Term of lease

Intangible assets

Intangible assets consist of intellectual property, non-competition agreements, service agreements, patents, and technology. Significant additions to intangible assets in 2008 and 2007 relate to the acquisitions described in “Note 4 — Business Acquisitions”. Intangible assets with finite life are amortized on a straight-line basis over the respective economic lives, and amortization expense is included in selling, general and administrative expenses on the Consolidated Statements of Operations and Comprehensive Loss.

Long-lived assets

The Company reviews and evaluates its property, plant and equipment and intangible assets other than goodwill for impairment when events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. If the Company determines that the carrying amount of an asset or asset group is not recoverable based upon the undiscounted expected future cash flows of the asset or asset group, the Company records an impairment loss equal to the excess of carrying amount over the estimated fair value of the asset or asset group.

Goodwill

Goodwill represents the excess of the purchase price of an acquired entity over the amounts assigned to the tangible and intangible assets acquired and liabilities assumed. Goodwill is not amortized, but is tested annually for impairment or more frequently if indicators of impairment exist. As part of the impairment analysis, the carrying value of the goodwill is compared to an estimate of its fair value. If the estimated fair value is less than the carrying value, the goodwill is impaired and is written down to its estimated fair value. The Company completed its annual goodwill impairment analysis for the year ended December 28, 2008, that no adjustment to the carrying value of goodwill was required.

Financing Costs

Financing costs applicable to long-term obligations are included in other assets on the Consolidated Balance Sheets and amortized using the effective interest method over the term of the related obligation.

Loss per share

Basic loss per share is computed by dividing the net loss available to common shareholders for the period by the weighted average number of common shares outstanding during the period. Diluted loss per share is computed by dividing the net loss for the period by the weighted average number of common and potential common shares outstanding (if dilutive) during the period. Potential common shares, composed of incremental common shares issuable upon the exercise of stock options, warrants or debt conversion, are included in the calculation of diluted net loss per share to the extent such shares are dilutive.

Foreign currency translation

The Company’s and its subsidiaries’ functional currency is the U.S. dollar.

The Company’s foreign subsidiaries are considered to be integrated foreign entities and are accounted for in accordance with the temporal method, as are transactions in foreign currencies entered into by the Company. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end exchange rate, non-monetary assets and liabilities are translated at the historical exchange rate, and revenue and expense items are translated into U.S. dollars at the rate of exchange in effect on the related transaction dates. Exchange gains and losses arising from the translation of foreign currency items are included in the determination of net loss and are included in other income (expense) on the Consolidated Statements of Operations and Comprehensive Loss.

Financial Instruments

Financial instruments are measured at fair value on initial recognition of the instrument based on current pricing of such financial instruments with comparable terms. The Company adopted the provisions of Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”), effective January 1, 2008, for fair value measurements of its financial assets and financial liabilities. SFAS 157 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and enhances disclosure requirements for fair value measurements. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company applies valuation techniques including market and income approaches. SAFS 157 establishes a three-level hierarchy for inputs used in measuring assets and liabilities recorded at fair value, based on the reliability of those inputs. The Company has categorized its financial instruments measured at fair value within this hierarchy based on whether the inputs to the valuation technique are observable or unobservable.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement 115 (“SFAS 159”). SFAS 159 allows entities to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis under the fair value option. SFAS 159 became effective for the Company on January 1, 2008 and did not have a significant impact on the Company’s consolidated financial position or results of operations.

Derivative financial instruments

The Company uses derivative financial instruments to manage foreign exchange risk related to future cash flows. The Company does not enter into derivatives for speculative purposes. The Company primarily uses foreign exchange put options as cash flow hedging instruments. In order to qualify as a cash flow hedge, the Company must designate and formally document at inception the hedge relationship, detailing the particular risk management objective and strategy for the hedge, which includes the item and risk being hedged, and how effectively it is being hedged. When these criteria are satisfied, and the hedge is deemed an effective cash flow hedge, the Company records the fair value of the derivative on the balance sheet and the effective portion of the derivatives gain or loss is initially reported as a component of other comprehensive loss and subsequently reclassified into earnings when the forecasted transaction affects earnings.

When the hedge is ineffective or the Company does not meet the criteria for hedge accounting, the Company records the fair value of the derivative on the balance sheet with the corresponding gains or losses included with other income (expense) in the Consolidated Statement of Operations and Comprehensive Loss.

3. NEW ACCOUNTING PRONOUNCEMENTS

The following is a summary of recent authoritative pronouncements that may affect accounting, reporting, and disclosure of financial information by the Company:

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement 109 (“FIN 48”), which fundamentally changes the way that the Company will be required to treat its uncertain tax positions for financial accounting purposes. FIN 48 prescribes rules regarding how a company should recognize, measure and disclose in its financial statements tax positions that were taken or will be taken on the Company’s tax return that are reflected in measuring current or deferred income tax assets and liabilities. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in an increase in a liability for income taxes payable, or a reduction in a deferred tax asset or an increase in a deferred tax liability. The implementation for this interpretation was delayed for non-public enterprises and is now effective for fiscal years beginning after December 15, 2008 and the Company is currently evaluating the impact it will have on its consolidated financial position and results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”) as described above. Subsequently, in February 2008, the FASB issued FASB Staff Position 157-2, Effective Date of FASB Statement No. 157, which delays the effective date of SFAS 157 for non-financial assets and liabilities, except for items that are recognized and disclosed at fair value in the financial statements on a recurring basis, until fiscal years beginning after November 15, 2008. The implementation of SFAS 157 for financial assets and liabilities, effective on December 31, 2007 for the Company, did not have a significant impact the Company’s consolidated financial position or results of operations. The Company does not expect the adoption of SFAS 157-2 for non-financial assets and liabilities to have a material effect on the consolidated financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (“SFAS 141(R)”), and SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“SFAS 160”). These new standards will significantly change the accounting for and reporting of business combinations and non-controlling (minority) interest transactions. SFAS 141(R) and SFAS 160 are effective for fiscal years beginning after December 15, 2008. Early adoption is prohibited. The impact of SFAS 141(R) and SFAS 160 on the Company’s consolidated financial statements will depend on the nature, terms and size of any acquisitions consummated after the effective date.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statements No. 133 (“SFAS 161”). SFAS 161 expands disclosure requirements included in SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), about an entity’s derivative instruments and hedging activities. SFAS 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008. The Company is currently evaluating the impact of this statement on its consolidated financial position and results of operations.

In April 2008, the FASB issued Staff Position No. FAS 142-3, Determination of Useful Life of Intangible Assets (“FSP FAS 142-3”). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of recognized intangible assets under SFAS No. 142, Goodwill and Other Intangible Assets. FSP FAS 142-3 also requires expanded disclosures related to the determination of intangible asset useful lives. This standard is effective for fiscal years beginning after December 15, 2008. The Company does not believe that the adoption of this standard will have a material effect on its consolidated financial position or results of operations.

In June 2008, the Emerging Issues Task Force reached a consensus on EITF 07-5, Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock (“EITF 07-5”). This Issue applies to any freestanding financial instrument or embedded feature that has all the characteristics of a derivative as per SFAS 133. This Issue also applies to any freestanding financial instrument that is potentially settled in any entity’s own stock, regardless of whether the instrument has all the characteristics of a derivate as per SFAS No. 133. This Issue does not apply to share-based payment awards within the scope of SFAS 123(R). EITF 07-5 is effective for fiscal years beginning after December 15, 2008 and the Company is currently evaluating the impact it will have on its consolidated financial position and results of operations.

In June, 2008, the FASB issued FASB Staff Position No. EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities, (“FSP EITF 03-6-1”). The Staff Position provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are participating securities and must be included in the earnings per share computation. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008. All prior-period earnings per share data presented must be adjusted retrospectively. Early application is not permitted. The Company is currently evaluating the impact it will have on its consolidated financial position and results of operations.

4. BUSINESS ACQUISITIONS

Acquisition of Barfly — On September 15, 2008, the Company acquired all of the issued and outstanding shares of Barfly, an advertising agency which transforms existing television screens in bars into interactive marketing terminals. The purchase price on the date of the closing of the acquisition was 7,577,285 shares of common stock valued at $0.49 per share, 7,480,164 shares of Series D preferred stock valued at $1.53 per share, $254 related to stock options held by Barfly’s employees exchanged for the Company’s 1,106,645 stock options to purchase shares of common stock and additional contingent consideration if certain milestones are met. The value of the shares issued as consideration for the acquisition were calculated utilizing a probability weighted methodology and the fair value of the stock options issued were determined in accordance with assumptions outlined in “Note 17 — Stock-Based Compensation.” The Company placed approximately 10% of the consideration paid in the transaction, or 757,726 shares of common stock and 748,010 shares of Series D preferred stock in to escrow for a period of 12 months ending September 15, 2009, as required by the purchase agreement.

The Company may be required to issue 767,097 shares of common stock, 757,259 shares of Series D preferred stock and restricted stock awards for 112,027 shares of common stock to the former Barfly shareholders and Barfly optionholders based on the achievement of specified net advertising revenue thresholds, as defined, during the 18-month period from July 1, 2008 through December 31, 2009. As of December 28, 2008, the Company did not record any contingent consideration as the achievement of these milestones was not probable.

The Company incurred $349 of direct transaction costs which was recorded as part of the acquisition cost.

Assets acquired and liabilities assumed at fair value consist of the following:

Accounts receivable and prepaid expenses	$73
Property, plant and equipment	93
Purchased technology	3,959
Service agreements	1,404
Goodwill	10,307
Accounts payable and accrued liabilities	(898)

$14,938

Total purchase consideration consists of the following:

Common stock	$3,638
Series D preferred stock	10,901
Acquisition related costs	349
Stock options exchanged by the company	50

$14,938

The purchase consideration has been primarily allocated to assets acquired and liabilities assumed, based on their estimated fair values at the acquisition date. The accounting for the purchase price allocation is preliminary and is also subject to possible adjustments in the future, based on potential future contingent consideration. Goodwill in the amount of $10,307 has been recognized related to the Barfly acquisition. Any future contingent payments, if any, will be accounted for as goodwill.

As part of the preliminary purchase price allocation, deferred tax liabilities in the amount of $2,031 have been recorded on temporary differences arising on the acquisition of purchased technology and service agreements. In addition, deferred tax assets of $1,421 for net operating losses of Barfly and an additional $610 for net operating losses of the Company have been recorded. For the remaining deferred income tax asset of $610 for net operating losses of Barfly, a valuation allowance has been recorded. When additional net operating losses are utilized, the benefit will be recorded as a reduction to goodwill instead of income tax expense.

The results of operations of Barfly are included in the Company’s Consolidated Statements of Operations and Comprehensive Loss from September 15, 2008, the date of acquisition, through December 28, 2008.

Acquisition of White Rabbit — On September 24, 2007, the Company acquired all outstanding shares of White Rabbit Game Studio, LLC (“White Rabbit”), a developer of video game devices and game software, in order to expand the Company’s service offerings (subsequently renamed to TouchTunes Game Studio, LLC on October 9, 2007 (“TTGS”)). The purchase price paid on the date of the closing of the acquisition (the “White Rabbit Closing”) was $1,258 in cash, $1,750 in balance of sale payable, In addition, the Company issued 2,000,000 shares of the Company’s common stock to be held in escrow for the benefit of the sellers of White Rabbit (the “White Rabbit Sellers”) of which the 500,000 shares, valued at $0.40 per share or $200, were released on September 24, 2008, the first anniversary of the White Rabbit Closing and an additional 500,000 shares were released on September 10, 2008, after certain performance milestones were achieved. The remaining additional 1,000,000 shares are to be released only if certain performance or sales milestones are achieved. The White Rabbit Sellers are entitled to voting rights on these shares. Any shares remaining in escrow that are not earned by the White Rabbit Sellers within thirty-six months after the first commercial shipment of TTGS’ products will be forfeited by the White Rabbit Sellers and cancelled by the Company. As of December 30, 2007, the Company did not record any contingent consideration since the achievement of the contingency was beyond reasonable doubt.

Under the agreement, the White Rabbit Sellers have the right to put their shares to the Company at a price of $2.00 per share during a three-month period, as amended, commencing April 1, 2010 and expiring June 30,2010 (the “WR Put Right”). In the event that the Company enters into a merger, however, the Company has the option of accelerating the WR Put Right, either as to the 1,000,000 shares already released or as to the entire 2,000,000 shares that are potentially releasable subject to the performance or sales milestones. Any unexercised rights under the WR Put Right expires after the closing of such merger. The White Rabbit Sellers also have a conditional option to repurchase White Rabbit, including any improvements to and intellectual property rights regarding such assets (the “WR Repurchase Option”). The WR Repurchase Option becomes exercisable in the event that the Company either defaults on any payment obligation to the White Rabbit Sellers in the first year following the White Rabbit Closing or if the Company elects to discontinue or otherwise fails to produce a minimum quantity of TTGS products. The WR Repurchase Option expires upon the earlier of (i) the payment by the Company of $2,750 and the release of a total of 1,000,000 shares of the Company’s common stock as merger consideration to the White Rabbit Sellers, or (ii) April 24, 2009.

The balance of purchase price payable related to the acquisition consist of $1,000 that was originally due on the first anniversary date of the White Rabbit closing and $750 that was originally due on the second anniversary date of the White Rabbit closing or at such earlier time when and if the Company becomes publicly traded. On September 3, 2008, the Company amended the White Rabbit purchase agreement, which resulted in the deferral of the $1,000 payment to March 24, 2009. The balance of purchase price payable in future periods have been recognized with $1,693 and $920 in current portion of other liabilities and $0 and $617 in other liabilities in the Consolidated Balance Sheets, discounted at 12%, for a total of $1,693 and $1,537, as of December 28, 2008 and December 30, 2007, respectively.

The acquisition agreement provides for additional cash and common stock consideration to be payable to the White Rabbit sellers if certain performance and sales based milestones are reached which are dependent upon the start of commercial sale or lease of TTGS products.

The agreement provides that if performance based milestones are achieved, the Company must pay to the White Rabbit Sellers additional cash consideration of $750 and release 500,000 shares of common stock of the Company from escrow. The performance-based milestones were met on September 10, 2008 and 500,000 shares of common stock were released from escrow and valued at $240, calculated using a probability weighted methodology which was recorded as goodwill. The amendment to the White Rabbit purchase agreement deferred the $750 due from the date of milestone achievement to February 8, 2009. The balance of purchase price payable was discounted at 12%, and recorded as goodwill and is included at $741 in current portion of other liabilities as of December 28, 2008. This amount was paid to the White Rabbit Sellers on February 8, 2009.

As described above, if sales based milestones are achieved, the Company must pay to the White Rabbit Sellers, additional consideration calculated on a per unit basis up to an aggregate maximum of $1,500 and an aggregate maximum of 1,000,000 additional shares of common stock of the Company. Certain sales-based milestones were met on September 3, 2008, and $177 was recorded as goodwill. Of this amount, $132 was paid in cash during 2008 and $45 is included in accounts payable and accrued liabilities as of December 28, 2008. As of December 28, 2008, the Company did not record any remaining contingent consideration for sales based milestones amounting to $1,323 and 1,000,000 shares of common stock since the achievement of the contingency was beyond reasonable doubt and any payments will be accounted for as goodwill.

The Company incurred $374 of direct transaction costs which was recorded as part of the acquisition cost.

Assets acquired initially at fair value consisted of the following:

Non-competition agreement	$309
Intellectual property	3,014

$3,323

Total purchase consideration consisted of the following:

Cash paid	$1,258
Notes payable	1,491
Retractable common stock (500,000 common shares)	200
Acquisition related costs	374

$3,323

The total purchase consideration was allocated to intangible assets acquired, based on their estimated fair values at the acquisition date. The additional contingent consideration noted above in the amount of $1,158 was recorded as goodwill in 2008.

The results of operations of TTGS are included in our Consolidated Statements of Operations and Comprehensive Loss from September 24, 2007, the date of acquisition, through December 28, 2008.

5. TRADE ACCOUNTS RECEIVABLE

In 2007, the Company sold products to customers having a three-year non-interest bearing payment term. These sales are collateralized by the products sold and once the equipment is shipped and title has transferred, the Company does not have any contractual obligations nor a no return policy, other than standard warranty obligations. These sales are discounted using the Company’s borrowing rates at the date of the transaction, which was 12%, and are recorded as long-term trade accounts receivables with the current portion included in trade accounts receivables on the Consolidated Balance Sheets. The corresponding financing income is recorded in other income (expense) in the Consolidated Statements of Operations and Comprehensive Loss.

The principal amount of payments to be received by year is as follows:

	December 28, 2008	December 30, 2007
2008	$—	$3,296
2009	897	2,197
2010	448	1,073

	1,345	6,566
Less: Amount representing unearned interest income	(115)	(752)

	$1,230	$5,814

Allowance for doubtful accounts

The change in the allowance for doubtful accounts as recorded in the Company’s Consolidated Balance Sheets was as follows:

	December 28, 2008	December 30, 2007
Balance, beginning of year	$793	$687
Allowance charged to selling, general and administrative expenses	426	170
Write off of amounts previously provided for	(98)	(64)

Balance, end of year	$1,121	$793

6. SALES-TYPE LEASE RECEIVABLE

The Company periodically enters into sales-type leases to facilitate financing of product and related sales, the current portion of which is included in trade accounts receivables on the Consolidated Balance Sheets. Total minimum lease payments to be received under sales-type leases are as follows:

	December 28, 2008	December 30, 2007
Gross lease payments to be received	$8,135	$11,494
Less: Unearned interest income at 9.3% and 9.9% average interest rate	(1,645)	(2,535)

	6,490	8,959
Less: Current portion	(1,707)	(2,760)

	$4,783	$6,199

The principal amount of lease payments to be received by year is as follows:

Fiscal year
2009	$2,137
2010	2,137
2011	2,137
2012	1,724

8,135
Less: Amount representing unearned interest income	(1,645)

$6,490

7. INVENTORIES

Inventories consist of the following:

	December 28, 2008	December 30, 2007
Raw materials, components and parts	$7,033	$11,846
Finished goods	5,296	1,082
Consignment inventory	934	—
Inventory obsolescence & general provision	(3,921)	(5,304)

	$9,342	$7,624

8. PROPERTY, PLANT AND EQUIPMENT

	Cost	Accumulated depreciation	Net Book Value
2008
Furniture and equipment	$6,551	$2,359	$4,192
Computer equipment	4,636	3,879	757
Vehicles	478	223	255
Leasehold improvements	759	488	271

	$12,424	$6,949	$5,475

2007
Furniture and equipment	$7,600	$4,623	$2,977
Computer equipment	4,105	3,433	672
Vehicles	511	177	334
Leasehold improvements	667	225	442

	$12,883	$8,458	$4,425

Depreciation and amortization expense was $1,603, $911 and $695 for the years ended December 28, 2008, December 30, 2007 and December 31, 2006, respectively, and is included in selling, general and administrative expenses on the Statements of Operations and Comprehensive Loss.

9. INTANGIBLES

	Cost	Accumulated amortization	Net book value	Weighted Average Economic Lives (in years)
2008
Acquired technology	$13,937	$5,456	$8,481	4.2
Non-competition agreements	309	193	116	1.8
Service agreements	1,401	82	1,319	1.4
Patents	2,789	2,624	165	11.0

	$18,436	$8,355	$10,081

2007
Acquired technology	$7,870	$3,952	$3,918	4.6
Non-competition agreements	309	39	270	0.2

	$8,179	$3,991	$4,188

Amortization expense was $1,621, $367 and $486 for the years ended December 28, 2008, December 30, 2007 and December 31, 2006, respectively.

Based on identifiable intangible assets recorded as of December 28, 2008, and assuming no subsequent impairment of the underlying assets, the annual estimated aggregate future amortization expenses are as follows:

Fiscal Year
2009	$3,081
2010	3,081
2011	2,765
2012	890
2013	264

$10,081

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Included in accounts payable and accrued liabilities in the Company’s Consolidated Balance Sheets are the following amounts:

	December 28, 2008	December 30, 2007
Trade accounts payable	$5,070	$4,912
Salary related accruals	2,801	2,802
Accrued royalties	4,294	3,296
Warranty provision	2,280	3,155
Other accrued liabilities, primarily related to sales incentives	726	5,105

	$15,171	$19,270

A summary of product warranty activity for the years ended December 28, 2008 and December 30, 2007 is as follows:

	Year ended
	December 28, 2008	December 30, 2007
Balance, beginning of year	$3,155	$1,524
Charged to product cost of sales	381	2,928
Use of provision	(1,256)	(1,297)

Balance, end of year	$2,280	$3,155

11. CREDIT FACILITIES

Credit facilities consist of the following:

	Maturity	December 28, 2008	December 30, 2007
Senior Credit Facility:	2012
Revolving credit facility		$5,000	$5,000
Multi-Draw Term Loan		39,000	29,000

Gross borrowing		44,000	34,000
Less: debt discount		(2,154)	—

		41,846	34,000

Subordinated debt	Latest 2013
Gross borrowing		5,000	—
Less: debt discount		(2,681)	—

		2,319	—

Factoring facility	2009 to 2011	1,910	3,505
Vehicles loans	2009 to 2011	63	119

		46,138	37,624
Less: Current portion		(508)	(34,515)

		$45,630	$3,109

Senior Credit Facility

On December 10, 2007, the Company entered into a Senior Credit Facility (“Facility”) of $50,000 from a financial institution consisting of a maximum of $45,000 multi-draw term loan and a $5,000 revolving credit facility, maturing on December 10, 2012. The maximum availability on this facility was subject to certain limitations defined in the agreement, based primarily on service revenue. The Facility bears interest on a per annum basis at a rate of LIBOR plus 6.0% or at the base rate plus 5.0%, as elected by the Company generally at the date of the borrowing or upon maturity. The proceeds of this Facility were used to repay existing debt and make available working capital. The Facility is secured by a first priority lien on substantially all of the Company’s assets and capital stock of subsidiaries. Interest payments for base rate loans are due monthly while interest payments for LIBOR based loans are due based on the monthly frequency determined by the Company at the time of borrowing, and are due at minimum on a semi-annual basis. Commitment fees of 0.5% per annum are incurred on the unused portion of the revolving facility and the multi-draw term loan up to $25,000. The unused portion of the loans in excess of $25,000 is subject to commitment fees of 1% per annum. As of December 30, 2007, the availability on this facility was $6,900 after borrowing $34,000 and maintaining a minimum reserve of $2,500. The effective interest rate on the Facility was 11.25% for the year ended December 30, 2007.

Due to business performance in the first quarter of 2008, the Company was not in compliance with the minimum fixed charge coverage ratio and the leverage ratio as well as certain operational covenants as of March 30, 2008. The Company did not receive a waiver for compliance with these covenants, which resulted in the amounts outstanding under the Facility as of December 30, 2007 to be reclassified as a current liability.

On September 15, 2008, the Company amended its existing Senior Credit Facility (the “Amended Facility”) which was conditional on the issuance of 2008 Convertible Term Note described below The Amended Facility waived the Company’s default under operational and financial covenants as of March 30, 2008. In addition, the Amended Facility of $57,500 matures on December 10, 2012 and consists of a maximum of $52,500 multi-draw term loan and a $5,000 revolving credit facility. The maximum availability on the Amended Facility is subject to certain limitations defined in the agreement, based primarily on service revenue. The Amended Facility bears interest on a per annum basis at a rate of LIBOR plus 8.0% after September 10, 2008 or at the base rate plus 7.0% after September 10, 2008, as elected by the Company generally at the date of the borrowing or upon maturity. The Amended Facility is secured by a first priority lien on substantially all of the Company’s assets and capital stock of subsidiaries. Interest payments for base rate loans are due monthly while interest payments for LIBOR based loans are due based on the monthly frequency determined by the Company at the time of borrowing, and are due at minimum on a semi-annual basis. In addition to an annual administration fee of $50, commitment fees of 0.5% per annum are incurred on the unused portion of the revolving facility and multi-draw term loan up to $25,000. The unused portion of the loans in excess of $25,000 is subject to commitment fees of 1% per annum. Voluntary prepayments and commitment reductions by the Company are subject to various prepayment and commitment reduction fees as defined in the Amended Facility agreement. As of December 31, 2008, the availability on the Amended Facility was $8,225 after gross borrowing of $44,000 and maintaining a minimum reserve of $2,500. The effective interest rate on the Amended Facility was 12.7% as of December 28, 2008.

In connection with the Amended Facility, a warrant was issued to the lender to purchase up to 4,050,101 shares of Series D-1 preferred stock at an exercise price of $0.985 per share, which expires on September 15, 2015. The warrants contain a “Put Right” provision under which the holders of the warrants become entitled to put the warrants to the Company at fair market value upon the earlier of (i) the sixth anniversary of the warrants’ issuance, (ii) the entry of the Company into an asset sale or merger transaction as a result of which the Company’s shareholders prior to the transaction would no longer control a majority of the Company after such transaction, or (iii) a material breach of the terms of the warrant. The warrant also contains a “Catch-Up Payment” provision stating that if the holders exercise the warrants or the put right contained therein in connection with a transaction or event in which the holders of Series B or C preferred stock receive a liquidation preference pursuant to the Certificate of Incorporation, then the warrant holders are entitled to receive an additional payment equal to 2.5% of the liquidation preference received by the holders of Series B or C preferred stock.

The fair value assigned to the warrants at the time of issue was $2,317, calculated using the Black-Scholes option-pricing model. Within twelve months of expiry or earlier, based on certain conditions, the holder can put these warrants to the Company to settle the warrants for cash at fair value determined by both parties as at that date. The fair value of the warrants at the time of issuance was recorded on the Consolidated Balance Sheets as a reduction of the multi-draw term loan and revolving credit facility outstanding at that time and a liability based on assumptions included in “Note 17 — Stock-based Compensation.” This debt discount is amortized over the term of the Amended Facility using the effective interest method. During the year ended December 28, 2008, the Company recorded an accretion expense of $162 and a change in fair value on these warrants of $2,317.

The Amended Facility contains specified operational and financial covenants which have been met as of December 28, 2008.

At inception of the Amended Facility, the Company had a balance of $1,300 in unamortized deferred financing costs related to the Facility that were to be amortized over the term of the Facility. The Company has determined that the Amended Facility represented a substantial change from the initial Facility under the guidance in EITF Issue 96-19, Debtor’s Accounting for a Modification or Exchange of Debt Instruments. As a result, $1,170 was recorded as amortization of deferred financing fees in 2008

2008 Convertible Term Note

On September 30, 2008, the Company obtained financing of $5,000 from its principal shareholder in the form of a subordinated convertible promissory note (“2008 Convertible Term Note”) maturing on June 30, 2013 or 91 days following the date at which the Company’s Amended Facility is repaid and fully extinguished. The 2008 Convertible Term Note bears interest at the rate of 5% per annum and with interest and principal payments due at in 2013 or 91 days after repayment of Senior Credit Facility. The 2008 Convertible Term Note was

automatically convertible at the holder’s option into Series E preferred stock if other investors purchase at least $5,000 of Series E preferred shares by December 14, 2008, which did not occur. After that, the warrant is convertible into Series D-1 preferred stock at a conversion price of $0.985 or any other preferred stock issued by the Company based on the purchase price of the preferred stock. As of December 28, 2008, no Series E preferred stock was issued by the Company. The fair value of the beneficial conversion feature upon issuance of the 2008 Convertible Term Note amounted to $1,396.

In connection with this financing, a warrant was issued to the lender to purchase up to 2,525,252 shares of Series D-1 preferred stock at an exercise price of $0.985 per share, which expires seven years from issuance. The fair value assigned to the warrants at the time of issue was $1,374, calculated using the Black-Scholes option-pricing model, the significant assumptions of which are included in “Note 17 — Stock-Based Compensation.” The fair value of the warrants at the time of issuance was recorded on the Consolidated Balance Sheets as additional paid-in capital.

The total debt discount is amortized over the term of the 2008 Convertible Term Loan using the effective interest method. During the year ended December 28, 2008, the Company recorded an accretion expense of $90. The effective interest on 2008 Convertible Term Note as of December 28, 2007 was 16.1%

Factoring facility

The Company has entered into a factoring facility to sell with or without recourse, certain of its trade accounts receivables, long-term trade accounts receivable and sales-types receivables to an unrelated third party financial institution at a discount of 12%. There were no receivables sold during the year ended December 28, 2008 and approximately $4,674 of receivables have been sold under the terms of the factoring facility during the year ended December 30, 2007. However, the Company did not meet the criteria for accounting for these as a sale in accordance with SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. Trade accounts receivable sold under this factoring facility are therefore included on the Consolidated Balance Sheets with a corresponding liability in long-term debt.

Letter of Credit

In connection with the factoring facility, the Company pledged $500 in cash collateral as of December 30, 2007 to the financial institution. On March 14, 2008, the Company issued a letter of credit in favour of this financial institution in exchange for the restricted cash. As at December 28, 2008, the Company has issued letters of credit amounting to $500.

2007 Convertible Term Note

On August 24, 2007, the Company obtained financing of $5,000 from its principal shareholder, in the form of a subordinated convertible promissory note (“2007 Convertible Term Note”) maturing on August 24, 2008. The 2007 Convertible Term Note incurred interest at the rate of 6% per annum with interest and principal payments due at maturity. The 2007 Convertible Term Note included a conversion option if the Note was not repaid in full on or before April 30, 2008, into a maximum of 10,608,334 shares of Series C preferred stock at a conversion price of $0.50 per share. The conversion feature was at the option of the holder and expired upon repayment of the 2007 Convertible Term Note. The fair value of the beneficial conversion feature upon issuance of the 2007 Convertible Term Note amounted to $1,350.

In connection with this financing, a warrant was issued to the lender to purchase up to 7,500,000 shares of Series C preferred stock at an exercise price of $0.50 per share, which expires on the earlier of a change in control of the Company or seven years from issuance. The fair value assigned to the warrants at the time of issue was $1,284, calculated using the Black-Scholes option-pricing model, the significant assumptions of which are included in “Note 17 — Stock-based Compensation”. The fair value of the warrants at the time of issuance was recorded on the Consolidated Balance Sheets.

During the year ended December 30, 2007, the Company recorded an accretion expense and loss on extinguishment of debt of $554 and $729, respectively. The effective interest on 2007 Convertible Term Note for the year ended December 30, 2007 was 13.3%.

The Convertible Term Note was repaid on December 10, 2007 and the related agreement was cancelled.

12. RESEARCH AND DEVELOPMENT INVESTMENT TAX CREDITS

The Company incurred total research and development costs of $5,598, $4,607 and $3,223 during the years ended December 28, 2008, December 30, 2007 and December 31, 2006, respectively.

The Company is eligible to claim Canadian federal and provincial investment tax credits (“ITCs”) for eligible research and development expenditures. The Company records ITCs based on management’s best estimates of the amount to be recovered and ITCs filed are subject to audit by the taxation authorities. The Company has recorded refundable ITCs of $226, $476 and $88 in the Consolidated Statements of Operations and Comprehensive Loss for the years ended December 28, 2008, December 30, 2007 and December 28, 2006, respectively as a reduction of selling, general and administrative expenses. The benefit of $0, $454 and $112 of non-refundable Canadian federal ITCs incurred in years before a quasi-reorganization completed in 2003 were recognized in 2008, 2007 and 2006, respectively, and were credited directly to additional paid in capital. The benefit of $0, $111 and $0 of non-refundable Canadian federal ITCs incurred in years after the 2003 quasi-reorganization were recognized in 2008, 2007 and 2006, respectively, as a reduction of income tax expense.

The Company has available non-refundable Canadian federal ITCs which may be utilized to reduce Canadian federal income taxes payable and which expire as follows:

Fiscal Year
2013	$14
2014	247
2015	237
2026	299
2027	386
2028	466

$1,649

The benefits of these non-refundable Canadian federal ITCs have not been recognized in the consolidated financial statements.

13. OTHER INCOME (EXPENSE)

	Year ended
	December 28, 2008	December 30, 2007	December 31, 2006
Leasing and financing income	$1,188	$490	$630
Loss on disposal of assets and sales-type leases	—	(41)	(50)
Foreign exchange losses	(559)	(59)	(629)

	$629	$390	$(49)

14. INTEREST AND FINANCING EXPENSE

	Year ended
	December 28, 2008	December 30, 2007	December 31, 2006
Interest on long-term debt	$4,158	$1,320	$185
Accretion expense	252	555	—
Amortization of deferred financing fees	1,841	299	—
Interest on bank indebtedness and other	45	589	615
Loss on extinguishment of debt	—	729	—

	$6,296	$3,492	$800

15. INCOME TAXES

The provision for income taxes includes the following components:

	Year ended
	December 28, 2008	December 30, 2007	December 31, 2006
Current:
U.S.	$28	$(55)	$—
Canada	184	635	184

Total current	212	580	184

Deferred:
U.S.	—	—	—
Canada	(58)	221	(53)

Total deferred	(58)	221	(53)

Total provision	$154	$801	$131

The income tax expense reported, which includes foreign taxes, differs from the amount of the income tax expense computed by applying U.S. federal and applicable state statutory rates as follows:

	Year ended
	December 28, 2008	December 30, 2007	December 31, 2006
	%	%	%
U.S. Federal and State rate (recovery)	(37.91)	(37.91)	(37.91)
Effect of foreign jurisdiction	(4.69)	0.94	0.33
Non-deductible expenses and non-taxable amounts	17.66	4.42	9.62
Unrecognized tax benefit of operating losses and other available deductions	66.02	37.22	28.52
Adjustment related to opening tax balance	(31.67)	—	—
Previously recognized Federal Investment Tax Credit (ITC)	—	0.71	—
Other	0.46	(0.29)	0.64

	9.87	5.09	1.20

Significant components of the Company’s future tax assets and liabilities are as follows:

	December 28, 2008		December 30, 2007
	Non-U.S.	U.S	Non-U.S.	U.S
Long-term future tax assets
Net operating losses	$—	$22,734	$—	$18,824
Excess of tax value of property, plant and equipment and intangibles over accounting value	—	485	—	412
Accruals and reserves	—	3,516	—	3,257
Research and development	557	—	1,014	—
Inter-company interest and other	—	2,296	—	1,882
Unrealized foreign exchange net	—	—	—	957
Capital losses
Alternative minimum tax credit	—	130	—	130
Tax benefits of litigation settlement in excess of amount recorded for accounting	—	89	—	89
Other	—	37	—	24

Total long-term future tax assets	$557	$29,287	$1,014	$25,575

Long-term future tax liabilities
Excess of accounting value of property, plant and equipment and intangibles over tax value	$378	$2,031	$358	$—
Investment tax credits	—	—	185	—
Unrealized foreign exchange	—	—	—	—

Total long-term future tax liabilities	$378	$2,031	$543	$—

Net long-term future tax assets (Liabilities)
Long-term future tax assets	$557	$29,287	$1,014	$25,575
Long-term future tax liabilities	(378)	(2,031)	(543)	—

	179	27,256	471	25,575
Valuation allowance	(355)	(27,256)	(705)	(25,575)

Net long-term future tax liabilities	$(176)	$—	$(234)	$—

Realization of deferred tax assets is dependent on future earnings, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance.

The valuation allowance increased by $1,331, $5,857 and $3,454 for the years ended December 28, 2008, December 30, 2007 and December 31, 2006, respectively.

As of December 28, 2008, December 30, 2007 and December 31, 2006, the Company has approximately $3,010, $5,630 and $4,554, respectively of research and development expenditures for Canadian federal tax purposes and $0, $0 and $664, respectively for Quebec provincial purposes that are available to reduce taxable income in future years and have an unlimited carry forward period. Of these amounts, the tax benefits of $202, $309 and $157 have been recognized for Canadian tax purposes, as a reduction of deferred tax liability as of December 28, 2008, December 30, 2007 and December 31, 2006, respectively. The tax benefit of the remaining research and development expenditures has not been reflected in these financial statements. Research and development expenditures are subject to audit by the taxation authorities and accordingly, these amounts may vary.

The Company has net operating loss carry forwards of $59,967, $49,653 and $42,761 as of December 28, 2008, December 30, 2007 and December 31, 2006, respectively, for U.S. federal income tax purposes.

The net operating losses expire as follows:

Fiscal Year
2019	$10,499
2020	8,511
2021	8,809
2022	547
2023	1,808
2025	3,206
2026	9,527
2027	10,353
2028	6,707

$59,967

The utilization of net operating loss carryforwards relating to Barfly and amounting to approximately $5,552 may be limited under the provisions of Internal Revenue Code Section 382 and similar state provisions to $750 per year.

The Company has not deducted stock based compensation expense in the amount of $690, $758 and $782 for the years ended December 28, 2008, December 30, 2007 and December 31, 2006, respectively, as these amounts are not deductible for U.S. tax purposes until the compensation expense related to the exercise of the stock options for U.S. tax purposes has actually been determined. In 2008, 2007 and 2006, the exercise of certain options resulted in an amount of $0, $561 and $0, respectively, becoming deductible, the tax benefit of which will be recorded as an adjustment to additional paid-in capital when it is claimed against taxes payable for U.S. tax purposes. When additional amounts are claimed as a deduction for U.S. tax purposes and are utilized against taxes payable, the benefit will be credited directly to additional paid-in capital in shareholders’ equity instead of to tax expense.

Given the quasi-reorganization on June 30, 2003, certain of the future tax benefits resulting from the use of loss carry forwards, if any, will be credited directly to additional paid-in capital in shareholders’ equity instead of to the Consolidated Statements of Operations and Comprehensive Loss.

During 2008, 2007 and 2006, the Company recorded income tax expense of $154, $801 and $131, respectively. Of the amounts in 2007 and 2006, a recovery of income taxes of $454 and $112, respectively have been credited directly to additional paid-in capital in shareholders’ equity as a result of the Company’s use of previously unrecognized Canadian federal investment tax credits in 2007 and 2006, respectively. A benefit of $111 and $0 of non-refundable Canadian federal ITCs incurred in years after the 2003 quasi-reorganization were recognized in 2007 and 2006, respectively, as a reduction of income tax expense.

16. CAPITAL STOCK

Authorized

As of December 31, 2008, the authorized capital stock was as follows:

250,000,000 shares of common stock, $0.001 par value with the right to one vote per share, participating in the results. (190,000,000 shares authorized as of December 20, 2007)

15,000,000 shares of Series A preferred stock, $0.001 par value. (15,000,000 shares authorized as of December 30, 2007) Each share of Series A preferred stock is convertible into common stock on a 3 for 1 basis, has the right to one vote for each share of common stock into which it could then be converted and participates in the results and liquidation with all other classes of shares on as-converted basis but after the payment of (i) any preferential dividend to holders of Series C preferred stock and (ii) the liquidation preferential amounts paid to holders of Series B, C, D, D-1 and E preferred stock.

10,000,000 shares of Series B preferred stock, $0,001 par value. (10,000,000 shares authorized as of December 30, 2007) Each share of Series B preferred stock is convertible into common stock on a 4.5 for 1 basis, has the right to one vote for each share of common stock into which it could then be converted and participates in the results with all other classes of shares on an as-if-converted basis but after the payment of any preferential dividend of Series C preferred stock. In liquidation or acquisition of the Company, the holders of Series B preferred stock are entitled to an amount equal to the sum of the original issue price, as defined in the Certificate of Incorporation, of each such (issued and outstanding) share of stock plus any declared but unpaid dividends, after the payment of any amounts to holders of Series C, D, D-1 and E preferred stock, but prior to payment of any amounts to holders of other securities of the Company. In addition, holders of Series B preferred stock are, entitled to share pro rata, on an as-converted basis, in any remaining proceeds from the liquidation or acquisition after payment of (i) any preferential dividend to holders of Series C preferred stock and (ii) the liquidation preferential amounts paid to other holders of Series B preferred stock and holders of Series C preferred stock, Series D preferred stock, Series D-1 preferred stock and Series E preferred stock.

48,932,892 shares of Series C preferred stock, $0.001 par value. (48,932,892 shares authorized as of December 30, 2007) Each share of Series C preferred stock has a non-cumulative dividend prior to any declaration or payment of any dividend on other classes of stock, payable if, as and when declared by the Board of Directors, at a rate of 8% per annum of the original issue price, , as defined in the Certificate of Incorporation as being $0.50 per share, is convertible into common stock on a one-for-one basis, has the right to one vote for each share of common stock into which it could then be converted. Thereafter, they participate in the results in liquidation or acquisition of the Company, the holders of Series C preferred stock, along with the holders of Series D, D-1 and E preferred stock, are entitled to an amount (the “Preferential Amount”) equal to the sum of the original issue price of each such (issued and outstanding) share of stock plus any declared but unpaid dividends prior to payment of any amounts to holders of other securities of the Company. If the amount of the proceeds from such liquidation or acquisition is insufficient to pay holders of Series C, D, D-1 and E preferred stock the full Preferential Amount, then such proceeds shall be distributed ratably to such holders in proportion to the full share of the Preferential Amount that each such holder was otherwise entitled to receive. In addition, holders of Series C preferred stock are entitled to share pro rata, on an as-converted basis, in any remaining proceeds from the liquidation or acquisition after payment of (i) any preferential dividend to holders of Series C preferred stock and (ii) the liquidation preferential amounts paid to other holders of Series C preferred stock and holders of Series B, D, D-1 and E preferred stock.

8,000,000 shares of Series D preferred stock, $0.001 par value. (None authorized as of December 30, 2007) Each share of Series D preferred stock is convertible into common stock on a one-for-one basis, has the right to one vote for each share of common stock into which it could then be converted and participates in the results. In liquidation or acquisition of the Company, the holders of Series D preferred stock are entitled to an amount equal to the sum of the original issue price, as defined in the Certificate of Incorporation, of each such (issued and outstanding) share of stock plus any declared but unpaid dividends prior to payment of any amounts to holders of other securities of the Company. If the amount of the proceeds from such liquidation or acquisition is insufficient to pay holders of Series C, D, D-1 and E preferred stock the full Preferential Amount, then such proceeds shall be distributed ratably to such holders in proportion to the full share of the Preferential Amount that each such holder was otherwise entitled to receive.

25,000,000 shares of Series D-1 preferred stock, $0.001 par value. (None authorized as of December 30, 2007) Each share of Series D-1 preferred stock is convertible into common stock on a one-for-one basis, has the right to one vote for each share of common stock into which it could then be converted and participates in the results. In liquidation or acquisition of the Company, the holders of Series D-1 preferred stock are entitled to an amount equal to the sum of the original issue price, as defined in the Certificate of Incorporation, of each such

(issued and outstanding) share of stock plus any declared but unpaid dividends prior to payment of any amounts to holders of other securities of the Company. If the amount of the proceeds from such liquidation or acquisition is insufficient to pay holders of Series C, D, D-1 and E preferred stock the full Preferential Amount, then such proceeds shall be distributed ratably to such holders in proportion to the full share of the Preferential Amount that each such holder was otherwise entitled to receive.

25,000,000 shares of Series E preferred stock, $0.001 par value. (None authorized as of December 30, 2007) Each share of Series E preferred stock is convertible into common stock on a one-for-one basis, has the right to one vote for each share of common stock into which it could then be converted and participates in the results. In liquidation or acquisition of the Company, the holders of Series E preferred stock, along with the holders of Series D, D-1 and C preferred stock, are entitled to an amount equal to the sum of the original issue price, as defined in the Certificate of Incorporation, of each such (issued and outstanding) share of stock plus any declared but unpaid dividends prior to payment of any amounts to holders of other securities of the Company. If the amount of the proceeds from such liquidation or acquisition is insufficient to pay holders of Series C, D, D-1 and E preferred stock the full Preferential Amount (as defined above), then such proceeds shall be distributed ratably to such holders in proportion to the full share of the Preferential Amount that each such holder was otherwise entitled to receive. In addition, holders of Series E preferred stock are entitled to share pro rata, on an as-converted basis, in any remaining proceeds from the liquidation or acquisition after payment of (i) any preferential dividend to holders of Series C preferred stock and (ii) the liquidation preferential amounts paid to other holders of Series E preferred stock and holders of Series B, C, D and D-1 preferred stock.,

Issued

	Shares (#)	Amount ($)
2008
Common stock	25,896,410	$26
Series A preferred stock	9,235,774	9
Series B preferred stock	8,888,889	9
Series C preferred stock	30,824,558	31
Series D preferred stock	7,480,164	7

	82,325,795	$82

2007
Common stock	18,319,125	$18
Series A preferred stock	9,235,774	9
Series B preferred stock	8,888,889	9
Series C preferred stock	30,824,558	31

	67,268,346	$67

Additionally, there are outstanding warrants to purchase 110,000 shares of common stock as of December 28, 2008 and December 30, 2007, 7,500,000 shares of Series C preferred Stock as of December 28, 2008 and December 30, 2007, and 6,575,353 shares of Series D-1 preferred stock as of December 28, 2008. Refer to “Note 17 — Stock Based Compensation” for further details.

2008 Capital Transactions

As part of a business acquisition described in “Note 4 — Business Acquisitions” the Company (i) issued 7,577,285 shares of common stock (of which 757,726 shares were placed in escrow) and 7,480,164 shares of Series D preferred stock (of which 748,010 shares were placed in escrow) to the former shareholders of Barfly and (ii) granted options to purchase up to 1,106,645 shares of common stock (of which 110,655 shares are subject to escrow) to the Barfly employees who became employees of the Company in exchange for their prior options held in Barfly.

In addition, under an earnout provision in the merger agreement, the Barfly shareholders and the Barfly option holders who became employees of the Company are entitled to receive up to an aggregate of 767,097 shares of common stock, 757,259 shares of Series D preferred stock and restricted stock awards for 112,027 shares of common stock, as applicable, to the Barfly shareholders and optionholders based on the achievement of specified net advertising revenue thresholds during the 18-month period from July 1, 2008 through December 31, 2009. Any former Barfly shareholders entitled to earnout shares will be issued those shares after the earnout period has ended. Employees of the Company who were formerly employees of Barfly and who hold stock options in the Company each received a restricted stock award under the Company’s incentive plan that entitles them to their earnout shares upon the occurrence of certain events. As of December 28, 2008, the Company did not record any contingent consideration as the achievement of these milestones was uncertain.

In connection with the achievement of certain sales-based milestones in 2008, 500,000 shares of common stock were released from escrow to the White Rabbit Sellers. During the period from April 1, 2010 to June 30, 2010 (previously October 1, 2009 to December 31, 2009), the White Rabbit Sellers have the right to elect to have the Company repurchase all shares previously released from escrow at a price of $2.00 per share. Physical settlement of the contract requires that the Company deliver cash to the sellers in exchange for the shares. Accordingly, given that physical settlement is contingent on the White Rabbit Sellers exercising this option, the value of the shares of the Company’s common stock held in escrow, $240, has been classified as retractable common stock in mezzanine equity on the Consolidated Balance Sheets as of December 28, 2008.

2007 Capital Transactions

As part of a business acquisition described in “Note 4 — Business Acquisitions” the Company issued and placed 2,000,000 shares of common stock in escrow for the White Rabbit Sellers, 1,000,000 shares of which were delivered from escrow in 2008.

During the period from April 1, 2010 to June 30, 2010 (previously October 1, 2009 to December 31, 2009), the White Rabbit Sellers have the right to elect to have the Company repurchase all shares previously released from escrow at a price of $2.00 per share. Physical settlement of the contract requires that the Company deliver cash to the sellers in exchange for the shares. Accordingly, given that physical settlement is contingent on the White Rabbit Sellers exercising this option, the value of the shares of the Company’s common stock held in escrow, $200, has been classified as retractable common stock in mezzanine equity on the Consolidated Balance Sheets as of December 28, 2008 and December 30, 2007.

Pursuant to the exercise of options, on March 28, 2007, the Company issued 2,953,125 shares of common stock. In lieu of cash consideration for the exercise of these options, the Company accepted a note receivable (“Loan Receivable”) in the amount of $620 which matures on March 28, 2010, and earns interest at 5.33% per annum. The Loan Receivable is secured by the shares issued and the amount receivable of $678 and $645 related to the principal and interest of this Loan Receivable has been presented in the balance sheet as a deduction from shareholders’ equity under “Loan receivable collateralized by common stock” as of December 28, 2008 and December 30, 2008, respectively. Interest accrued on the Loan Receivable was $33 and $25 for the years ended December 28, 2008 and December 30, 2008, respectively.

2006 Capital Transactions

Immediately after completion of the reincorporation, the Company issued 30,824,558 shares of the Company’s Series C preferred stock to a stockholder for an aggregate consideration of $15,412, or $0.50 per share, less share issue cost of $603 for which $14,779 was credited to additional paid-in capital. The Company also repurchased 3,608,186 shares of Series A preferred stock for a cash consideration of $5,412 of which $5,409 was recorded against paid-in capital.

Dividends

No cash dividends were declared or paid by the Company to the stockholders in 2008, 2007, or 2006.

17. STOCK-BASED COMPENSATION

The Company has a Long-Term Incentive Plan (“LTIP”) for its directors, employees and consultants, which authorizes the granting of options, restricted stock, incentive shares and performance awards. The Company is authorized to grant stock-based compensation, the exercise of which, as of December 28, 2008, December 30, 2007 and December 31, 2006, would allow up to an aggregate maximum of 26,319,825, 26,319,825 and 21,932,275, respectively, shares of the Company’s common stock to be acquired through awards under this plan. Option awards are granted with an exercise price equal to the fair value of the stock at the date of grant.

The stock options granted under the LTIP are to purchase the Company’s common stock at a price not less than fair market value at the date of grant. Stock options generally vest over a 4 year period, consisting of 25% vesting on the first anniversary of the date of grant and the remaining 75% vesting equally over a 36 month period commencing on the first anniversary of the date of grant. Stock options generally expire 10 years after the date of grant and are subject to possible earlier exercise and termination in certain circumstances. Stock options are generally forfeited if the employee leaves the Company before the stock options vest.

In addition, in connection with the Barfly acquisition disclosed in “Note 4 — Business Acquisitions,” the Company issued 1,106,645 stock options to former employees of Barfly which vest over periods of up to five years.

The stock option activity and the weighted average exercise price during 2008, 2007, and 2006 is summarized as follows:

	2008		2007		2006
	Shares	Weighted Average Exercise Price	Shares	Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	20,636,700	$0.33	12,079,825	$0.22	5,090,394	$0.40
Granted	4,529,372	$0.35	11,715,000	$0.40	11,805,225	$0.21
Exercised	—	$—	(2,953,125)	$0.21	—	$—
Forfeited or Cancelled	(6,328,715)	$0.40	(205,000)	$0.40	(4,815,794)	$0.40

Outstanding at end of year	18,837,357	$0.30	20,636,700	$0.33	12,079,825	$0.22

Options exerciseable at end of year	9,158,788	$0.28	3,783,092	$0.24	5,012,031	$0.22

The fair value of stock options and warrants granted was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Year ended
	December 28, 2008	December 30, 2007	December 31, 2006
Expected option life (years)	5-10	6	10
Expected volatility	71.5%	83.1%	83.1%
Risk-free interest rate	3.2%	5.0%	4.6%
Expected dividend yield	—	—	—

The compensation expense for 2008, 2007 and 2006 of $690, $758 and $782, respectively, was recorded in selling, general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Loss and credited to additional paid-in capital.

As part of the options granted in 2007, there were 2,716,667 performance based options for which no compensation expense was recorded as the performance conditions were not probable to occur. These options were forfeited in 2008.

The weighted average fair value of equity instruments granted in 2008, 2007 and 2006 was $0.24, $0.28 and $0.18, respectively. The fair value of options cancelled in 2008, 2007 and 2006 was $0.28, $0.13, and $0.13, respectively.

Expected option life is determined based on historical exercise and forfeiture patterns. Expected volatility was determined using the Company’s historical volatility when its common shares were publicly traded up to December 2005. Management determined that it was the best estimate of volatility since there is no comparable company for which the information is publicly available and the Company’s data are recent. The risk-free interest rate is determined based on the rate at the time of grant and cancellation for zero-coupon U.S. government securities with a remaining term equal to the expected life of the option. Dividend yield is based on the stock option’s exercise price and expected annual dividend rate at the time of grant.

The Black-Scholes option-pricing model used by the Company to calculate option values was developed to estimate the fair value. This model also requires highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values.

In 2008, the Company issued warrants to purchase up to 6,575,353 of the Company’s Series D-1 preferred stock in connection with debt financing, the details of which are included in “Note 11 — Long-term debt”. The fair value of the warrants issued was estimated at the date of grant (adjusted for the number of shares the warrants are entitled to upon exercise) using the Black-Scholes option-pricing model and the same weighted average assumptions used to calculate the fair value of options during the year with an expected term of 7.0 years. In addition, the Company extended the term of a warrant to purchase 110,000 shares of the Company’s common stock until December 31, 2009.

In 2007, the Company issued warrants to purchase up to 7,500,000 shares of the Company’s Series C preferred stock in connection with debt financing, the details of which are included in “Note 11 — Long-term debt”. The fair value of the warrants issued was estimated at the date of grant (adjusted for the number of shares the warrants are entitled to upon exercise) using the Black-Scholes option-pricing model and the same weighted average assumptions used to calculate the fair value of options during the year with an expected term of 3.5 years.

On November 13, 2006, 4,640,794 non-qualified stock options outstanding were exchanged for 11,805,225 non-qualified options at an exercise price of $0.21 having different vesting periods up to four years depending on the holder-specific circumstances. As a result of the exchange in November 2006 of options previously issued in exchange of new options, the Company, as required under SFAS 123(R) determined the incremental compensation expense by comparing the fair value of the new options granted with the fair value of the exchanged options under the current assumptions.

The following table summarizes information with respect to warrants and stock options outstanding as of December 28, 2008:

	Outstanding				Exercisable
	Exercise price	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
Warrants	$0.32	110,000	1.0	$0.32	110,000	$0.32
	$0.50	7,500,000	6.8	$0.50	7,500,000	$0.50
	$0.99	6,575,353	7.0	$0.99	6,575,353	$0.99

Stock options	$0.05 - 0.15	652,956	4.0	$0.06	236,240	$0.07
	$0.21	8,823,885	7.0	$0.21	5,454,755	$0.21
	$0.32	2,438,000	9.9	$0.32	—	$0.32
	$0.40	5,589,100	3.4	$0.40	3,273,558	$0.40
	$0.47 - 0.64	1,333,416	7.3	$0.55	194,235	$0.59

As of December 28, 2008, the total remaining unrecognized compensation expense related to non-vested stock options amounted to $2,819, which will be amortized over the weighted-average remaining requisite service period of 2.8 years.

18. BASIC AND DILUTED NET LOSS PER SHARE

The calculation of basic and diluted net loss per share for the years ended December 28, 2008, December 30, 2007 and December 31, 2006 are as follows:

	Year ended
	December 28, 2008	December 30, 2007	December 31, 2006
Net loss	$(2,217)	$(16,539)	$(11,076)
Weighted average common shares and common share equivalents outstanding used to compute basic and diluted net loss per common share	58,589,339	52,024,721	45,270,193
Basic and diluted net loss per common share	$(0.04)	$(0.32)	$(0.24)

For the year ended December 28, 2008, the impact of the conversion of 9,235,774 shares of Series A preferred stock into 3,078,591 shares of common stock, 8,888,889 shares of Series B preferred stock into 1,975,309 shares of common stock, 30,824,558 shares of Series C preferred stock into 30,824,558 shares of common stock, and 7,480,164 shares of Series D preferred stock into 2,181,715 shares of common stock are included in the weighted average common shares outstanding, using the as-if converted method, to compute the basic and diluted net loss per share because they have characteristics similar to the common stock.

As a result of the net losses for the years ended December 28, 2008, December 30, 2007 and December 31, 2006, all potential dilutive securities were anti-dilutive; therefore dilutive and basic loss per share are the same. As of December 28, 2008, there were 9,158,788 stock options outstanding and exercisable and warrants to purchase up to 110,000 shares of common stock, 7,500,000 shares of Series C preferred stock, and 6,575,353 shares of Series D-1 preferred stock.

19. FINANCIAL INSTRUMENTS

Foreign currency risk

The Company is exposed to fluctuation in foreign exchange rate for Canadian dollars for certain expenses incurred in its Canadian subsidiary. Gains or losses resulting from foreign currency exchange is recorded in other income (loss) on the Consolidated Statements of Operations and Comprehensive Loss. As of December 28, 2008, December 30, 2007 and December 31, 2006, ($986), $829 and ($126), respectively, of the Company’s consolidated net assets were denominated in Canadian dollars. The equivalent Canadian dollar balance amounted to ($1,204), $847 and ($147) as of December 28, 2008, December 30, 2007 and December 31, 2006, respectively.

In December 2008, the Company entered into a series of individual put options whereby the Company has the option to sell $500 in U.S. dollars at a fixed strike price to the counterparty on a monthly basis for a total of U.S $6,000, with the last option set to expire in December 2009, at an option price of $1.23 Canadian dollars to $1.00 U.S. dollar. The Company’s objective for entering into these transactions is to hedge the forecasted Canadian dollar transactions of and the cash-flow exposure resulting from changes in the value of the Canadian dollar compared to the U.S dollar. The Company’s exposure to cash flow risk results from the transfer of U.S dollars from TouchTunes Music Corporation to TouchTunes Digital Jukebox, Inc. to cover general and administrative expenses predominately denominated in the Canadian dollar.

There were no net gains or losses resulting from cash flow hedge ineffectiveness during the year as the hedging instrument was determined to be highly-effective. As of December 28, 2008, the fair value of the put options amounted to $315 and have been recorded as other assets on the Consolidated Balance Sheets. In addition, approximately $10 of deferred losses on derivative instruments is recorded in accumulated other comprehensive loss, as of which is expected to be reclassified into earnings during the next twelve months.

As of December 30, 2007, the Company had no foreign exchange contracts outstanding. During 2007, the Company held certain foreign exchange forward contracts with various maturity dates up to September 28, 2007 that did not meet the criteria to apply hedge accounting. The net foreign exchange gain recorded was $129 in 2007. In prior years, foreign exchange forward contracts qualified for hedge accounting treatment.

Credit risk

The Company sells and leases its products directly to operators who place the products in various locations throughout the United States. Credit is extended based on an evaluation of each operator’s financial condition and generally, collateral is not required (other than extended terms contracts or sales-type leases which are collateralized by the product). Estimated credit losses and returns have been provided for in the consolidated financial statements and have generally been within management’s expectations. In 2008 and 2007, no customer represented more than 10% of sales, revenue and 10% of trade accounts receivables.

Interest rate risk

Details as to the Company’s exposure to interest rate risk related to long-term debt are set out in “Note 11 — Credit Facilities”.

Valuation methods and assumptions

We estimated the fair value of our financial instruments as described below:

Cash and cash equivalents, trade accounts and other receivable, and accounts payable and accrued liabilities. Due to their short-term maturity the fair value of these financial instruments is considered to be equal to their carrying value.

Long term accounts receivable and sales type receivable. The fair value of the long term accounts receivable and sales type receivable approximates its carrying value based on discounted cash flow analysis using current interest rates.

Derivatives financial instruments. The fair value, and the carrying value of the derivative financial instrument, is based on quoted market price of instruments with similar characteristics as at the balance sheet date, adjusted to reflect the specific risk factor of the Company.

Long-term debt. The fair value of the long-term debt approximates its carrying value due to its floating interest at market rates.

Subordinated debt. The fair value of the subordinated debt as of December 28, 2008 was calculated to be approximately $2,320 based on discounted cash flow analysis using current interest rates.

20. COMMITMENTS AND CONTINGENCIES

Contract for operating leases

The Company occupies office facilities and leases vehicles under various operating leases that expire over a period to 2012. Future minimum rentals are as follows:

Fiscal Year
2009	$788
2010	451
2011	199
2012	135

$1,573

Rental expense under operating leases was $1,215, $863 and $549 for the years ended December 28, 2008, December 30, 2007 and December 31, 2006, respectively.

Contingencies

In the normal course of its operations, the Company is exposed to various claims, disputes and legal proceedings. These disputes involve numerous uncertainties and the outcome of the individual cases is unpredictable. According to management, the resolution of these matters should not have a significant impact on the Company’s financial position.

One of the cases pending relates to a complaint filed by the Company in the Southern District of New York against Rowe International, Merit Industries Inc. and Arachnid Inc. for patent infringement and for declaratory judgment of non-infringement by patents owned the defendants. Rowe International and Arachnid have filed counterclaims against the Company for patent infringement in this case. It cannot be determined at this time what the possible gains or losses may be from this case.

21. RELATED PARTY TRANSACTIONS

As noted in “Note 11 — Credit Facilities”, in 2008, the Company obtained financing of $5,000 from the Company’s principal shareholder. Interest expense amounted to $151 for the year ended December 28, 2008.

Additionally, the Company had obtained financing of $5,000 from the same principal shareholder in August 2007, which was repaid in December 2007. Interest expense amounted to $91 for the year ended December 30, 2007.

Victory Acquisition Corp.

(a development stage enterprise)

Index to Financial Statements

Report of independent registered public accounting firm	F-34

Financial Statements:

Balance Sheets as of December 31, 2008 and December 31, 2007	F-35

Statements of Income for the year ended December 31, 2008, and for the period from January  12, 2007 (inception) through December 31, 2007, and for the period from January 12, 2007 (inception) through December 31, 2008

F-36

Statement of Changes in Stockholders’ Equity for the period from January 12, 2007 (inception) through December 31, 2008	F-37

Statements of Cash Flows for the year ended December 31, 2008 and for the period from January  12, 2007 (inception) through December 31, 2007 and for the period from January 12, 2007 (inception) through December 31, 2008

F-38

Notes to Financial Statements	F-39 – F-49

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the

Board of Directors and Stockholders

of Victory Acquisition Corp.

We have audited the accompanying balance sheets of Victory Acquisition Corp. (a development stage enterprise) (the “Company”) as of December 31, 2008 and 2007, and the related statements of income, changes in stockholders’ equity and cash flows for the year ended December 31, 2008 and for the periods from January 12, 2007 (inception) through December 31, 2008 and December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s certificate of incorporation provides for mandatory liquidation of the Company in the event that the Company does not consummate a business combination (as defined) prior to April 24, 2009. These factors raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Victory Acquisition Corp. (a development stage enterprise), as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the year ended December 31, 2008 and for the periods from January 12, 2007 (inception) through December 31, 2008 and December 31, 2007 in conformity with United States generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Victory Acquisition Corp’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated, March 12, 2009, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ Marcum & Kliegman LLP

Marcum & Kliegman LLP

Melville, New York

March 12, 2009

VICTORY ACQUISITION CORP.

(a development stage enterprise)

Balance Sheets

	December 31, 2008	December 31, 2007
Assets
Current Assets
Cash and cash equivalents	$169,552	$716,509
Trust account, interest and dividend income available for working capital and taxes (including prepaid taxes of $127,793 in 2008)	1,193,031	2,341,204
Other current assets	44,325	54,496

Total current assets	1,406,908	3,112,209

Trust account, restricted
Cash held in trust account	330,066,144	324,973,304
Accrued interest receivable, trust account	78,740	888,903

Total trust account, restricted	330,144,884	325,862,207

Total assets	$331,551,792	$328,974,416

Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable and accrued expenses	$345,547	$477,907
Income taxes payable	—	341,204

Total liabilities	345,547	819,111

Common Stock, subject to possible conversion, 6,599,999 shares at conversion value	66,028,967	65,240,672

Commitment and Contingencies
Stockholders’ Equity
Preferred stock, $.0001 par value, authorized 1,000,000 shares; none issued	—	—
Common stock, $.0001 par value, authorized 85,000,000 shares; total issued and outstanding 40,500,000 shares, (less 6,599,999 shares, subject to possible conversion)	3,390	3,390
Additional paid-in capital	255,653,972	256,442,266
Income accumulated during development stage	9,519,916	6,468,977

Total stockholders’ equity	265,177,278	262,914,633

Total liabilities and stockholders’ equity	$331,551,792	$328,974,416

The accompanying notes are an integral part of these financial statements

VICTORY ACQUISITION CORP.

(a development stage enterprise)

Statements of Income

	For the year ended December 31, 2008	For the period from January 12, 2007 (inception) through December 31, 2007	For the period from January 12, 2007 (inception) through December 31, 2008
Revenue	$—	$—	$—
Formation and operating costs	1,515,347	748,262	2,263,609

Loss from operations	(1,515,347)	(748,262)	(2,263,609)
Interest and dividend income	4,907,372	7,558,794	12,466,166

Income before provision for income taxes	3,392,025	6,810,532	10,202,557
Provision for income taxes	(341,086)	(341,555)	(682,641)

Net income	3,050,939	6,468,977	9,519,916
Accretion of trust account income relating to common stock subject to possible conversion	(788,294)	(908,683)	(1,696,977)

Net income attributable to other common stockholders	$2,262,645	$5,560,294	$7,822,939

Weighted average number of common shares outstanding excluding shares subject to possible conversion basic and diluted	33,900,001	25,845,763

Basic and diluted net income per share attributable to other common stockholders	$0.07	$0.22

The accompanying notes are an integral part of these financial statements

VICTORY ACQUISITION CORP.

(a development stage enterprise)

Statement of Changes in Stockholders’ Equity

For the Period from January 12, 2007

(inception) through December 31, 2008

	Common Stock		Additional paid-in Capital	Income accumulated during development stage	Total stockholders’ equity
	Shares	Amount
Balance, January 12, 2007 (inception)	—	$—	$—	$—	$—
Issuance of stock to initial stockholders at $0.003 per share	7,500,000	750	24,250	—	25,000
Sale of 33,000,000 units, net of underwriters’ discount and offering expenses of $13,338,671 (includes 6,599,999 shares subject to possible conversion)	33,000,000	3,300	316,658,029	—	316,661,329
Proceeds subject to possible conversion of 6,599,999 shares	—	(660)	(64,331,330)	—	(64,331,990)
Proceeds from issuance of sponsor warrants	—	—	5,000,000	—	5,000,000
Accretion of trust account income relating to common stock subject to possible conversion	—	—	(908,683)	—	(908,683)
Net income for the period January 12, 2007 (inception) through December 31, 2007	—	—	—	6,468,977	6,468,977

Balance, December 31, 2007	40,500,000	3,390	256,442,266	6,468,977	262,914,633
Accretion of trust account income relating to common stock subject to possible conversion for the year ended December 31, 2008	—	—	(788,294)	—	(788,294)
Net income for the year ended December 31, 2008	—	—	—	3,050,939	3,050,939

Balance, December 31, 2008	40,500,000	$3,390	$255,653,972	$9,519,916	$265,177,278

The accompanying notes are an integral part of these financial statements

VICTORY ACQUISITION CORP.

(a development stage enterprise)

Statements of Cash Flows

	For year ended December 31, 2008	For the period from January 12, 2007 (inception) through December 31, 2007	For the period from January 12, 2007 (inception) through December 31, 2008
Cash flows from operating activities
Net income	$3,050,939	$6,468,977	$9,519,916
Adjustments to reconcile net income to cash provided by operating activities
Changes in operating assets and liabilities:
Other current assets	10,171	(54,496)	(44,325)
Income taxes payable	(341,204)	341,204	—
Accounts payable and accrued expenses	(132,360)	477,907	345,547

Net cash provided by operating activities	2,587,546	7,233,592	9,821,138

Cash flows from investing activities
Cash held in trust account, restricted	(5,092,840)	(324,973,304)	(330,066,144)
Cash held in trust account—interest and dividend income available for working capital and taxes	1,148,173	(2,341,204)	(1,193,031)
Accrued interest receivable, trust account	810,164	(888,904)	(78,740)

Net cash used in investing activities	(3,134,503)	(328,203,412)	(331,337,915)

Cash flows from financing activities
Proceed from issuance of stock to initial stockholders	—	25,000	25,000
Proceeds from notes payable, stockholders	—	175,000	175,000
Repayments of notes payable, stockholders	—	(175,000)	(175,000)
Gross proceeds from issuance of sponsors’ warrants	—	5,000,000	5,000,000
Gross proceeds from initial public offering and over-allotments options	—	330,000,000	330,000,000
Payment of offering costs	—	(13,338,671)	(13,338,671)

Net cash provided by financing activities	—	321,686,329	321,686,329

Net (decrease) increase in cash	(546,957)	716,509	169,552
Cash at beginning of the period	716,509	—	—

Cash at end of the period	$169,552	$716,509	$169,552

Supplemental disclosure of cash flow information
Cash paid during the period for:
Income taxes	$950,351	$—	$950,351

The accompanying notes are an integral part of these financial statements

VICTORY ACQUISITION CORP.

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS

Note 1.	Organization, Business Operation, Significant Accounting Policies and Going Concern Consideration

Victory Acquisition Corp. (the “Company”) was incorporated in Delaware on January 12, 2007 as a blank check company to serve as a vehicle to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more operating businesses (“Business Combination”).

All activity from January 12, 2007 (inception) through April 30, 2007 relates to the Company’s formation and the Company’s initial public offering (“Offering”). Since May 1, 2007, the Company has been searching for a target business to acquire. The Company has selected December 31 as its fiscal year end.

The registration statement for the Company’s initial public offering (“Offering”) was declared effective April 24, 2007. The Company consummated the Offering on April 30, 2007 and received gross proceeds of $330,000,000 and $5,000,000 from the sale of sponsor warrants on a private placement basis (see Note 2). The Company’s management has broad discretion with respect to the specific application of the net proceeds of this Offering, although substantially all of the net proceeds of the Offering are intended to be generally applied toward consummating a Business Combination. The Business Combination must be with a target business that has a fair market value of at least 80% of the balance in the trust account (excluding deferred underwriting discounts and commissions) at the time of such acquisition and operate in any industry other than the franchising, financial services or healthcare industries. Furthermore, there is no assurance that the Company will be able to successfully effect a Business Combination. At the Consummation of the Offering, an amount of $321,660,000 (or approximately $9.75 per share) of the net proceeds of the offering and the sale of the sponsor warrants (see Note 2) was deposited in a trust account (“Trust Account”) and is invested in United States “government securities” within the meaning of Section 2(a) (16) of the Investment Company Act of 1940 having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940 until the earlier of (i) the consummation of its initial Business Combination or (ii) liquidation of the Company. As of December 31, 2008 and 2007, the balance in the Trust Account was $331,131,382 and $327,314,508 respectively, which includes $1,065,238 and $2,341,204 respectively, of funds to be transferred to the operating account for working capital and taxes. The $1,065,238 (plus $127,793 of prepaid taxes) and $2,341,204 has been classified, respectively, on the December 31, 2008 and 2007 audited balance sheet as cash held in trust account, available for working capital and taxes. The placing of funds in the Trust Account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors (except our independent registered public accountants), prospective target businesses or other entities it engages, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements.

The Company’s officers have agreed that they will be personally liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or vendors or other entities that are owed money by the Company for services rendered, contracted for or products sold to the Company. However, there can be no assurance that they will be able to satisfy those obligations. The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. Except with respect to interest and dividends income that may be released to the Company of (i) up to $3,000,000 to fund expenses related to investigating and selecting a target business and our other working capital requirements and (ii) any additional amounts needed to pay income or other tax obligations, the proceeds held in trust will not be released from the Trust Account until the earlier of the completion of a Business Combination or the Company’s liquidation.

VICTORY ACQUISITION CORP.

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS—(Continued)

The Company, after signing a definitive agreement for the acquisition of a target business, will submit such transaction for stockholder approval. In the event that stockholders owning 20% or more of the shares sold in the Offering vote against the Business Combination and exercise their conversion rights described below, the Business Combination will not be consummated. All of the Company’s stockholders prior to the Offering, including all of the officers and directors of the Company (“Initial Stockholders”), have agreed to vote their 7,500,000 founding shares of common stock in accordance with the vote of the majority in interest of all other stockholders of the Company (“Public Stockholders”) with respect to any Business Combination. After consummation of a Business Combination, these voting safeguards will no longer be applicable.

With respect to a Business Combination which is approved and consummated, any Public Stockholder who voted against the Business Combination may demand that the Company convert their shares. The per share conversion price will equal the amount in the Trust Account, calculated as of two business days prior to the consummation of the proposed Business Combination, divided by the number of shares of common stock held by Public Stockholders at the consummation of the Offering. Accordingly, Public Stockholders holding 20% (less one share) of the aggregate number of shares owned by all Public Stockholders may seek conversion of their shares in the event of a Business Combination. Such Public Stockholders are entitled to receive their per share interest in the Trust Account computed without regard to the shares held by Initial Stockholders. Accordingly, a portion of the net proceeds from the offering (20% (less one share value) of the amount held in the Trust Account) amounting to $66,028,967 and $65,240,672 respectively, has been classified outside of equity as common stock subject to possible conversion at December 31, 2008 and 2007, respectively.

The Company’s Certificate of Incorporation was amended on April 24, 2007 to provide that the Company will continue in existence only until 24 months from the effective date of the registration statement relating to the offering (effective date) or April 24, 2009. If the Company has not completed a Business Combination by such date, its corporate existence will cease except for the purposes of liquidating and winding up its affairs. In the event of liquidation, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per Unit in the Offering.

Going Concern and Management’s Plan and Intentions

As of December 31, 2008, excluding the Trust Account-restricted of $330,144,884, the Company had working capital of $1,061,361. The Company’s only source of income to enable it to continue to fund its search for an acquisition candidate is the interest and dividends it earns on its cash held in the Trust Account. These funds may not be sufficient to maintain the Company until a Business Combination is consummated. Pursuant to its Certificate of Incorporation, if the Company is unable to consummate a Business Combination prior to April 24, 2009, the Company would have to liquidate and return the funds held in trust. There can be no assurance that the Company will enter into a Business Combination prior to April 24, 2009. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The audited financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturities of three months or less to be cash equivalents.

VICTORY ACQUISITION CORP.

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Earnings Per Share

The Company follows the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 128, “Earnings Per Share”. In accordance with SFAS No. 128, earnings per common share amounts (“Basic EPS”) are computed by dividing earnings by the weighted average number of common shares outstanding for the period. Common shares subject to possible conversion of 6,599,999 have been excluded from the calculation of basic earnings per share since such shares, if redeemed, only participate in their pro rata share of the trust earnings. Such earnings are deducted from earnings available to common stockholders. Earnings per common share amounts, assuming dilution (“Diluted EPS”), gives effect to dilutive options, warrants, and other potential common stock outstanding during the period. SFAS No. 128 requires the presentation of both Basic EPS and Diluted EPS on the face of the statements of operations. The effect of the 38,000,000 outstanding Warrants issued in connection with the Offering and the Private Placement has not been considered in the diluted earnings per share calculation since the exercise of the Warrants are contingent upon the occurrence of future events, and therefore, is not includable in the calculation of diluted earnings per share in accordance with SFAS 128.

Concentrations of Credit Risk

SFAS No. 105 (“SFAS”), “Disclosure of Information about Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentration of Credit Risk”, requires disclosure of significant concentrations of credit risk regardless of the degree of risk. At December 31, 2008, financial instruments that potentially expose the Company to credit risk consist of cash and cash equivalents held in trust. The Company maintains its cash balances in U.S. Treasury—only money market funds at JP Morgan Private Bank. At times, the Company’s cash and cash equivalents may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation and the Securities Investor Protection Corporation insurances limits.

Fair Value of Financial Instruments

The carrying value of cash, cash held in Trust Account and accrued expenses are reasonable estimates of the fair values due to their short-term maturity.

Cash Held in Trust Account-restricted

The Company considers the restricted portion of the funds held in the Trust Account as being a non-current asset. A current asset is one that is reasonably expected to be used to pay current liabilities, such as accounts payable or short-term debt or to pay current operating expenses, or will be used to acquire other current assets. Since the acquisition of a business is principally considered to be a long-term purpose, with long-term assets such as property and intangibles typically being a major part of the acquired assets, the Company has reported the funds anticipated to be used in the acquisition as a non-current asset. In addition, the Company has recorded interest receivable of $78,740 as a non-current asset at December 31, 2008. The Trust Account has earned more than $3 million, which is the maximum amount allowed to be used for working capital purposes.

Accretion of Trust Account Relating To Common Stock Subject To Possible Conversion

The Company records accretion of the income earned in the Trust Account relating to the common stock subject to possible conversion based on the excess of the earnings for the period over the amount which is available to be used for working capital and taxes. Since 20% (less one share) of the shares issued in the Offering are subject to possible conversion, the portion of the excess earnings related to those shares are reflected on the balance sheet as part of “Common stock subject to possible conversion” and is deducted from “Additional

VICTORY ACQUISITION CORP.

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS—(Continued)

paid-in capital”. The portion of the excess earnings is also presented as a deduction from net income on the Statements of Income to appropriately reflect the amount of net income which would remain available to the common stockholders who did not elect to convert their shares to cash.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No.157, “Fair Value Measurements,” which is effective for fiscal years beginning after November 15, 2007. The Statement defines fair value, establishes a frame work for measuring fair value in accordance with Generally Accepted Accounting Principles, and expands disclosures about fair value measurements. The Statement codifies the definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The adoption did not have a material impact on the Company’s financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Opinion for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115” (“SFAS No. 159”), which permits entities to choose to measure many financial instruments and certain other items at fair value. The fair value option established by this Statement permits all entities too choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Adoption is required for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 159. The adoption did not have a material impact on the Company’s financial position and results of operations.

In December 2007, the FASB issued SFAS No. 141 (revised 2007) “Business Combinations” (“SFAS 141R”). SFAS 141R changes accounting for acquisitions that close beginning in 2009 in a number of areas including the treatment of contingent consideration, contingencies, acquisition costs, in-process research and development and restructuring costs. More transactions and events will qualify as business combinations and will be accounted for at fair value under the new standard. SFAS 141R promotes greater use of fair values in financial reporting. In addition, under SFAS 141R, changes in deferred tax asset valuation allowances and acquired income tax uncertainties in a business combination after the measurement period will impact income tax expense. Some of the changes will introduce more volatility into earnings. SFAS 141R is effective for fiscal years beginning on or after December 15, 2008. SFAS 141R will have an impact on accounting for any business acquired in the future.

VICTORY ACQUISITION CORP.

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS—(Continued)

In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests (NCI) and classified as a component of equity. This new consolidation method will significantly change the accounting for transactions with minority interest holders. SFAS 160 is effective for fiscal years beginning after December 15, 2008. SFAS 160 would have an impact on the presentation and disclosure of the noncontrolling interests of any non-wholly owned business acquired in the future.

In December 2008, the FASB issued FASB Staff Positions (“FSP”) SFAS No. 140-4 and FASB Interpretation Number (“FIN”) No. 46R-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities” (FSP SFAS No. 140-4 and FIN No. 46R-8). This statement increases the disclosure requirements regarding continuing involvement with financial assets that have been transferred, as well as the company’s involvement with variable interest entities. The FSP is effective for financial statements issued for interim periods ending after Dec. 15, 2008. The adoption of this pronouncement is not expected to have a significant effect on its financial statements.

In February 2008, the FASB issued FSP No. 157-1 “Application of FASB Statement No. 157 to FASB Statement No.13 and other Pronouncements that Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” and No. 157-2 “Effective Date of FASB No. 157”, which remove leasing transactions from the scope of SFAS No. 157 and defer its effective date for one year relative to certain nonfinancial assets and liabilities. As a result, the application of the definition of fair value and related disclosures of SFAS No. 157 (as impacted by these two FSP’s) was effective for the Company beginning January 1, 2008 on a prospective basis with respect to fair value measurements of (a) nonfinancial assets and liabilities that are recognized or disclosed at fair value in the Company’s financial statements on a recurring basis (at least annually) and (b) all financial assets and liabilities. This adoption did not have a material impact on the Company’s results of operations or financial condition. The remaining aspects of SFAS No. 157 for which the effective date was deferred under FSP No. 157-2 are currently being evaluated by the company. Areas impacted by the deferral relate to nonfinancial assets and liabilities that are measured at fair value, but are recognized or disclosed at fair value on a nonrecurring basis. This deferral applies to such items as nonfinancial assets and liabilities initially measured at fair value in a business combination (but not measured at fair value in subsequent periods) or nonfinancial long-lived asset groups measured at fair value for an impairment assessment. The effects of these remaining aspects of SFAS No. 157 are to be applied to fair value measurements prospectively beginning January 1, 2009. The Company does not expect them to have a material impact on the Company’s results of operations or financial condition. In October 2008, the FASB issued FSP No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active” (FSP 157-3). FSP 157-3 clarifies the application of SFAS 157, which the Company adopted as of January 1, 2008, in cases where a market is not active. The Company has considered FSP 157-3 in its determination of estimated fair values as of December 31, 2008, and the impact was not material.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133,” (SFAS “161”) as amended and interpreted, which requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. Disclosing the fair values of derivative instruments and their gains and losses in a tabular format provides a more complete picture of the location in an entity’s financial statements of both the derivative positions existing at period end and the effect of using derivatives during the reporting period. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related

VICTORY ACQUISITION CORP.

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS—(Continued)

interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Early adoption is permitted, but not expected. Management is evaluating the potential effect this guidance may have on the Company’s financial condition and results of operations.

In April 2008, the FASB issued FSP SFAS No. 142-3, which amends the factors that must be considered in developing renewal or extension assumptions used to determine the useful life over which to amortize the cost of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets.” The FSP requires an entity to consider its own assumptions about renewal or extension of the term of the arrangement, consistent with its expected use of the asset, and is an attempt to improve consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141, “Business Combinations.” The FSP is effective for fiscal years beginning after December 15, 2008, and the guidance for determining the useful life of a recognized intangible asset must be applied prospectively to intangible assets acquired after the effective date. The FSP is not expected to have a significant impact on the Company’s results of operations, financial condition or liquidity.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” The statement is intended to improve financial reporting by identifying a consistent hierarchy for selecting accounting principles to be used in preparing financial statements that are prepared in conformance with generally accepted accounting principles. Unlike Statement on Auditing Standards (SAS) No. 69, “The Meaning of Present Fairly in Conformity With GAAP,” FAS No. 162 is directed to the entity rather than the auditor. The statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with GAAP,” and is not expected to have any impact on the Company’s results of operations, financial condition or liquidity.

In June 2008, FASB issued FSP Emerging Issues Task Force (EITF) No. 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities.” Under the FSP, unvested share-based payment awards that contain rights to receive nonforfeitable dividends (whether paid or unpaid) are participating securities, and should be included in the two- class method of computing EPS. The FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those years, and is not expected to have a significant impact on the Company’s results of operations, financial condition or liquidity.

Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

Note 2. Initial Public Offering

On April 30, 2007, the Company sold 33,000,000 Units, including 3,000,000 units from the exercise of the underwriters’ over-allotment option, at an Offering price of $10.00 per Unit. Each Unit consists of one share of the Company’s common stock, $.0001 par value, and one Redeemable Common Stock Purchase Warrant (“Warrant”). Each Warrant entitles the holder to purchase from the Company one share of common stock at an exercise price of $7.50 commencing the later of the completion of a Business Combination or July 24, 2008 and expiring April 23, 2011. The Company may redeem the Warrants, at a price of $0.01 per Warrant upon 30 days’ notice after the Warrants become exercisable, only in the event that the last sale price of the common stock is at least $14.25 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the

VICTORY ACQUISITION CORP.

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS—(Continued)

date on which the notice of redemption is given. In accordance with the warrant agreement relating to the Warrants to be sold and issued in the Offering, the Company is only required to use its best efforts to maintain the effectiveness of the registration statement covering the Warrants. The Company will not be obligated to deliver securities, and there are no contractual penalties for failure to deliver securities, if a registration statement is not effective at the time of exercise. Additionally, in the event that a registration is not effective at the time of exercise, the holder of such Warrant shall not be entitled to exercise such Warrant and in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to settle the warrant exercise, whether by net cash settlement or otherwise. Consequently, the Warrants may expire unexercised and unredeemed and an investor in the Offering may effectively pay the full Unit price solely for the shares of common stock included in the units (since the Warrants may expire worthless).

On April 30, 2007, pursuant to Subscription Agreements, dated January 30, 2007, certain of the Initial Stockholders purchased from the Company, in the aggregate, 5,000,000 warrants for $5,000,000 (the Sponsors’ Warrants”). All of the proceeds the Company received from these purchases were placed in the Trust Account. The Sponsors’ Warrants are identical to the Warrants underlying the Units in the Offering except that if the Company calls the Warrants for redemption, the Sponsors’ Warrants will not be redeemable by the Company so long as they are still held by the original purchasers or their affiliates. The purchasers of the Sponsors’ Warrants have agreed that the Sponsors’ Warrants will not be sold or transferred by them until after the Company has completed a business combination.

The Company’s Initial Stockholders have waived their rights to participate in any liquidation distribution, but only with respect to those shares of common stock owned by them prior to the Offering; they will participate in any liquidation distribution with respect to any shares of common stock acquired in connection with or following the Offering.

Note 3. Offering Costs

Offering costs incurred through April 30, 2007 were charged to capital at the time of the closing of the Offering.

Note 4. Notes Payable, Stockholders

On January 12, 2007, the Company issued two $87,500 (a total of $175,000) unsecured promissory notes to two Initial Stockholders, who are also officers and directors of the Company. The notes were non-interest bearing and became payable upon the consummation of the Offering. These notes were fully repaid.

Note 5. Commitments and Contingencies

The Company has an agreement with the underwriters in the Offering (“the Underwriting Agreement”). The agreement required the Company to pay 3.8% of the gross proceeds as an underwriting discount plus an additional 3.2% of the gross proceeds only upon consummation of a Business Combination for a total of 7%. The Company paid an underwriting discount of 3.8% ($12,540,000) and the remaining portion of the underwriters discount of 3.2% ($10,560,000) of the gross proceeds was put into the Trust Account. The Company will not pay any discount related to the warrants sold in the private placement that was consummated simultaneously with the consummation of the Offering.

The Initial Stockholders and holders of the Sponsors’ Warrants (or underlying securities) are entitled to registration rights with respect to their founding shares or Sponsors’ Warrants (or underlying securities), as the

VICTORY ACQUISITION CORP.

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS—(Continued)

case may be, pursuant to an agreement dated April 24, 2007. The holders of the majority of the founding shares are entitled to demand that the Company register these shares at any time commencing nine months after the consummation of a Business Combination. The holders of the Sponsors’ Warrants (or underlying securities) are entitled to demand that the Company register such securities at any time after the Company consummates a Business Combination. In addition, the Initial Stockholders and holders of the Sponsors’ Warrants (or underlying securities) have certain “piggy-back” registration rights on registration statements filed after the Company’s consummation of a Business Combination.

The Company hired a consultant on March 20, 2008 to perform services through the earlier of March 20, 2009 or completion of a business combination. The Company will pay the consultant a base fee equivalent to £33,000 (approximately $50,000) per year. The Company will also issue 25,000 shares of the Company’s common stock to this consultant upon the closing of the initial Business Combination by the Company.

The Company engaged Petrina Advisors, Inc. on May 19, 2008 to perform consulting services through the earlier of April 24, 2009 or upon the closing of a business combination. The Company will pay this consultancy firm a base fee of $192,000 per year and the Company will issue to them 75,000 shares of the Company’s common stock upon the closing of the initial Business Combination by the Company.

The Company had an agreement with Ironbound Partners, an affiliate of Jonathan J. Ledecky one of the Company’s executive officers, for various office and administrative services. This agreement commenced on April 24, 2007, the effective date of the Offering, was terminated by the Company as of July 1, 2007. From April 24, 2007 through July 1, 2007 the Company paid no rent expense to this affiliate related to this agreement. From January 12, 2007 (inception) through December 31, 2007 the Company paid $12,500 for rent and office related fees to unrelated third parties.

Note 6. Preferred Stock

The Company is authorized to issue 1,000,000 shares of preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

The underwriting agreement prohibits the Company, prior to a Business Combination, from issuing preferred stock which participates in the proceeds of the Trust Account or which votes as a class with the common stock on a Business Combination.

Note 7. Common Sock

Effective April 24, 2007, the Company’s Board of Directors authorized a stock dividend of 0.2 shares of common stock for each outstanding share of common stock. On April 24, 2007, the Company’s Board of Directors authorized an amendment to the Company’s Certificate of Incorporation to increase the authorized shares of common stock from 75,000,000 shares of common stock to 85,000,000 shares of common stock.

As of December 31, 2008 and 2007, there were 38,000,000 shares of common stock reserved for issuance upon exercise of warrants and the Sponsors’ Warrants. As of December 31, 2008 there were 38,000,000 warrants outstanding.

Note 8. Income Taxes

On January 12, 2007, the Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB

VICTORY ACQUISITION CORP.

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes,” and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

The Company has identified its federal tax return and its Wyoming tax returns as its “major” tax jurisdictions, as defined. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. Since the Company was incorporated on January 12, 2007 the evaluation was performed for the tax years 2008 and 2007. The Company believes that its income tax positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position. No liability for unrecognized tax benefits was required to be reported at December 31, 2008 and 2007.

The Company’s policy for recording interest and penalties associated with audits is to record such items as a component of income tax expense. There were no amounts accrued for penalties or interest as of or during the period from January 12, 2007 (inception) through December 31, 2007 and for the year ended December 31, 2008. The Company does not expect its unrecognized tax benefit position to change during the next twelve months. Management is currently unaware of any issues under review that could result in significant payments, accruals or material deviations from its position.

The adoption of the provisions of FIN 48 did not have a material impact on the Company’s financial position, results of operations and cash flows.

Corporate taxes payable as of December 31 consisted of the following:

	2008	2007
New York City corporation tax payable	$—	$341,204
New York State franchise tax payable	—	351

	$—	$341,555

The provision for income tax consists of the following:

	For the year ended December 31, 2008	For the period from January 12, 2007 (inception) through December 31, 2007
Current:
Federal	$472,207	$—
State and Local	(131,121)	341,555
Deferred
Federal	—	—
State and Local	—	—

Total provision for income taxes	$341,086	$341,555

VICTORY ACQUISITION CORP.

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Deferred income taxes, if applicable, are provided for the differences between the basis of assets and liabilities for financial reporting and income tax purposes. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized. There are no deferred tax assets or liabilities as of December 31, 2008 and 2007.

A reconciliation of the provision for income taxes with amounts computed by applying the statutory Federal income tax rate to income from continuing operations before provision for income taxes is as follows:

	For the year ended December 31, 2008	For the period from January 12, 2007 (inception) through December 31, 2007
Tax provision at statutory rate	34%	34%
State and local taxes (net of federal tax benefit)	(1%)	9%
Effect of apportionment on state and local taxes	—	(4%)
Effect of adjustments, NOL carryforward and non-taxable and non-deductible items	(22%)	(34%)

	11%	5%

Note 9. Unaudited Quarterly Financial Information

Following is a summary of the quarterly results of operations for the year ended December 31, 2008.

	For the three months ended March 31, 2008	For the three months ended June 30, 2008	For the three months ended September 30, 2008	For the three months ended December 31, 2008
Revenue	$—	$—	$—	$—
Operating Loss	(329,952)	(295,134)	(435,206)	(455,055)
Interest Income	1,916,170	1,202,668	1,261,854	526,680

Income (Loss) before Provision for Income Taxes	1,586,218	907,534	826,648	71,625
Benefit (Provision) for Income Taxes	10,870	(304,547)	(52,451)	5,042

Net Income (Loss)	1,597,088	602,987	774,197	76,667
Accretion of Trust Account Relating to Common Stock subject to Possible conversion	(284,640)	(150,843)	(238,885)	(113,926)

Net Income (Loss) Available (attributable) to Common Stockholders	$1,312,448	$452,144	$535,312	(37,259)

Weighted Average Shares Outstanding Basic and Diluted	33,900,001	33,900,001	33,900,001	33,900,001

Basic and Diluted Net Income (Loss) Per Share	$.04	$.01	$.02	$.00

VICTORY ACQUISITION CORP.

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Following is a summary of the quarterly results of operations for the period January 12, 2007 (inception) through December 31, 2007.

	For the period January 12, 2007 (inception) to March 31, 2007	For the three months ended June 30, 2007	For the three months ended September 30, 2007	For the three months ended December 31, 2007
Revenue	$—	$—	$—	$—
Operating Loss	(1,000)	(105,978)	(248,802)	(392,482)
Interest Income	300	1,937,188	2,893,328	2,727,978

Income (Loss) before Provision for Income Taxes	(700)	1,831,210	2,644,526	2,335,496
Provision for Income Taxes	—	—	—	(341,555)

Net Income (Loss)	(700)	1,831,210	2,644,526	1,993,941
Accretion of Trust Account Relating to Common Stock subject to Possible conversion	—	—	(364,225)	(544,457)

Net Income (Loss) Available (attributable) to Common Stockholders	$(700)	$1,831,210	$2,280,301	1,449,484

Weighted Average Shares Outstanding Basic and Diluted	7,500,000	25,486,814	33,900,001	33,900,001

Basic and Diluted Net Income (Loss) Per Share	$(.00)	$.07	$.07	$.04

Note 10. Subsequent Event

On February 10, 2009, the Company received notice from the NYSE Amex US indicating that the Company was below certain additional continued listing standards of the exchange, specifically that the Company had not held an annual meeting of stockholders in 2008, as set forth in Section 704 of the Company Guide. The notification from the exchange indicated that the Company had until March 10, 2009 to submit a plan advising the exchange of action the Company would take to bring the Company into compliance with all continued listing standards by August 11, 2009. The Company submitted the plan on February 23, 2009. The exchange is now evaluating the plan and will make a determination as to whether the Company has made a reasonable demonstration in the plan of an ability to regain compliance with the continued listing standards. If the plan is accepted, the Company will be able to continue listing, during which time the Company will be subject to continued periodic review by the exchange’s staff. If the Company’s plan is not accepted, the exchange could initiate delisting procedures against the Company.

Annex A

AGREEMENT AND PLAN OF REORGANIZATION

BY AND AMONG

VICTORY ACQUISITION CORP.,

VAC MERGER SUB, INC.,

TOUCHTUNES CORPORATION

AND

VANTAGEPOINT CDP PARTNERS, L.P.

DATED AS OF MARCH 23, 2009

i

ii

iii

AGREEMENT AND PLAN OF REORGANIZATION

THIS AGREEMENT AND PLAN OF REORGANIZATION is made and entered into as of March 23, 2009, by and among Victory Acquisition Corp., a Delaware corporation (“Parent”), VAC Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), TouchTunes Corporation, a Delaware corporation (“Company”), VantagePoint CDP Partners, L.P., a Delaware limited partnership (“Vantage” or the “Stockholder”).

RECITALS

A. Upon the terms and subject to the conditions of this Agreement (as defined in Section 1.1) and in accordance with the Delaware General Corporation Law (the “DGCL”) and other applicable law, Parent and the Company intend to enter into a business combination transaction by means of a merger of Merger Sub with and into the Company, with the Company being the surviving entity and becoming a wholly owned subsidiary of Parent (the “Merger”).

B. The board of directors of each of Parent and the Company has determined that the Merger is fair to, and in the best interests of, its respective company and stockholders.

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows (defined terms used in this Agreement are listed alphabetically in Article IX, together with the Section and, if applicable, paragraph number in which the definition of each such term is located):

ARTICLE I

THE MERGER

1.1 The Merger. At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the DGCL, the Merger Sub shall be merged with and into the Company, the separate corporate existence of the Merger Sub shall cease and the Company shall continue as the surviving corporation in the Merger (“Surviving Corp”). The term “Agreement” as used herein refers to this Agreement and Plan of Reorganization, as the same may be amended from time to time, and all schedules hereto (including the Company Schedule and the Parent Schedule, as defined in the preambles to Articles II and III hereof, respectively).

1.2 Effective Time; Closing. Subject to the conditions of this Agreement, as soon as practicable on or after the Closing Date (as hereinafter defined), the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL (the time of such filing, or such later time as may be agreed in writing by the Company and Parent and specified in the Certificate of Merger being the “Effective Time”). Unless this Agreement shall have been terminated pursuant to Section 8.1, the consummation of the transactions contemplated by this Agreement (the “Closing”), other than the filing of the Certificate of Merger, shall take place at the offices of Graubard Miller, counsel to Parent, 405 Lexington Avenue, New York, New York 10174-1901 at a time and date to be specified by the parties, which shall be no later than the fifth (5th) business day after the satisfaction or waiver of the conditions set forth in Article VI, or at such other time, date and location as the parties hereto agree in writing (the “Closing Date”). Closing signatures may be transmitted by facsimile or by emailed PDF file.

1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL and other applicable provisions of law (collectively, the

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“Applicable Law”). Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Merger Sub shall vest in the Surviving Corp, and all debts, liabilities and duties of the Merger Sub shall become the debts, liabilities and duties of the Surviving Corp.

1.4 Governing Documents. At the Effective Time,

(a) the Certificate of Incorporation of the Merger Sub shall become the Certificate of Incorporation of the Surviving Corp; and

(b) the Bylaws of the Merger Sub shall become the Bylaws of the Surviving Corp.

1.5 Effect on Capital Stock. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and this Agreement and without any action on the part of Parent or the Company, the following shall occur:

(a) Conversion of Company Stock. At the Effective Time by virtue of the Merger and without any action on the part of the holder thereof, and other than shares to be canceled pursuant to Section 1.5(c) and subject to Section 1.11, (i) each share of Company Common Stock (as defined in Section 2.3(a)(i)) issued and outstanding immediately prior to the Effective Time will be automatically converted (subject to Section 1.5(f)) into the right to receive the Exchange Amount of shares of Parent common stock, par value $0.0001 per share (“Parent Common Stock”), plus the pro rata portion of any additional shares of Parent Common Stock payable with respect to such share of Company Common Stock pursuant to Section 1.16 and (ii) each share of Company Preferred Stock (as defined in Section 2.3(a)(i)) issued and outstanding immediately prior to the Effective Time will be automatically converted (subject to Section 1.5(h)) into the right to receive the Exchange Amount of shares of Parent Common Stock, multiplied by the Conversion Rate with respect thereto, plus the pro rata portion of any additional shares of Parent Common Stock payable with respect to such shares of Company Preferred Stock pursuant to Section 1.16, plus, if the Merger constitutes a Liquidation Event under the Company’s Charter Documents, with respect only to Series B Preferred Stock, the Series B Preference and with respect only to the Series C Preferred Stock, the Series C Preference. The shares of Parent Common Stock issued under this Section 1.5(a) are sometimes referred to herein as the “Merger Shares.” The Persons receiving Merger Shares are sometimes referred to herein as the “Recipients.”

The following terms have the following meanings, for purposes of this Agreement:

“Conversion Rate” means, with respect to each share of Series A Preferred Stock, 3.0, with respect to each share of Series B Preferred Stock, 4.49984, with respect to each share of Series C Preferred Stock, 1.0, with respect to each share of Series D Preferred Stock, 1.0, and with respect to each share of Series D-1 Preferred Stock, 1.0.

“Exchange Amount” means, as of immediately prior to the Effective Time, (i) the Initial Parent Common Stock Consideration divided by (ii) (A) the Issued Company Shares, plus (B) the Total Company Option and Warrant Shares, minus, (C) the Unvested Option Shares.

“Issued Company Shares” means, as of immediately prior to the Effective Time, (i) the number of issued and outstanding shares of Company Common Stock, plus (ii) the number of issued and outstanding shares of Company Preferred Stock, in each case with respect to the Company Preferred Stock, multiplied by the Conversion Rate with respect thereto (and ignoring for such purpose any participating preference payable in respect of any series of Preferred Stock).

“Initial Parent Common Stock Consideration” means, as of immediately prior to the Effective Time, 33,000,000 shares of Parent Common Stock, minus, if the Merger constitutes a Liquidation Event under the Company’s Charter Documents, the aggregate Series B Preference for all shares of Series B Preferred Stock issued and outstanding, or subject to any warrants then outstanding, minus, if the Merger constitutes a Liquidation Event under the Company’s Charter Documents, the aggregate Series C Preference for all shares of Series C Preferred Stock issued and outstanding, or subject to any warrants then outstanding.

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“Series B Preference” means, with respect to each share of Series B Preferred Stock, that number of shares of Parent Common Stock equal to $1.4062 divided by the average of the closing prices of Parent Common Stock on the NYSEA for the 20 trading day period ending 3 trading days prior to the Closing (or such other market if Parent Common Stock does not trade on the NYSEA, and if the Parent Common Stock does not trade on any active public market, then the value thereof, as determined by the board of directors of the Company).

“Series C Preference” means, with respect to each share of Series C Preferred Stock, that number of shares of Parent Common Stock equal to $0.50 divided by the average of the closing prices of Parent Common Stock on the NYSEA for the 20 trading day period ending 3 trading days prior to the Closing (or such other market if Parent Common Stock does not trade on the NYSEA, and if the Parent Common Stock does not trade on any active public market, then the value thereof, as determined by the board of directors of the Company).

“Total Company Option and Warrant Shares” means, as of immediately prior to the Effective Time, the total number of shares of Company Common Stock issuable by the Company pursuant to the agreements and instruments that are set forth on Schedule 2.2(b) and (c), other than the Convertible Note of the Company, dated September 30, 2008, issued to the Stockholder (the “Vantage Note”), which is being repaid in cash at the Closing, and assuming for such purpose that all Company Preferred Stock is converted to Company Common Stock at the Conversion Rate (and ignoring for such purpose any participating preference payable in respect of any series of Preferred Stock).

“Unvested Option Shares” means, as of immediately prior to the Effective Time, the total number of shares of Company Common Stock that may be issuable to holders of Prior Options, to the extent such Prior Options are not vested as the Effective Time.

(b) Exceptions. The exchange contemplated by this Section 1.5(a) shall not apply to or occur with respect to any shares of Company Common Stock to be canceled pursuant to Section 1.5(c) or the Dissenters Shares (as defined in Section 1.14(b)).

(c) Company Certificates. Subject to Section 1.11, certificates representing the Merger Shares shall be issued or paid to the holders of certificates representing the shares of Company Common Stock and Company Preferred Stock (the “Company Certificates”) upon surrender of the Company Certificates in the manner provided in Section 1.6 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and indemnity, if required) in the manner provided in Section 1.8).

(d) Cancellation of Treasury and the Company-Owned Stock. Each share of Company Common Stock and Company Preferred Stock held by Parent or owned by the Company or any direct or indirect wholly owned subsidiary of Parent or the Company immediately prior to the Effective Time shall be canceled and extinguished without any conversion or payment in respect thereof.

(e) Adjustments to Exchange Ratios. The number of shares of Parent Common Stock that the holders of Company Common Stock are entitled to receive as a result of the Merger shall be equitably adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into the Company Common Stock, Company Preferred Stock or Parent Common Stock), cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Company Common Stock or Parent Common Stock occurring on or after the date hereof and prior to the Effective Time.

(f) No Fractional Shares. No fraction of a share of Parent Common Stock will be issued by virtue of the Merger or the transactions contemplated hereby, and each Person who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock that otherwise would be received by such holder) shall receive, in lieu of such fractional share, one (1) share of Parent Common Stock.

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(g) No Further Ownership Rights in Company Stock. All the Merger Shares issued to the Recipients upon consummation of the Merger shall be deemed to have been issued in full satisfaction of all rights pertaining to the outstanding Company Common Stock and Company Preferred Stock and there shall be no further registration of transfers on the records of the Surviving Corp or Parent of the shares of Company Common Stock or Company Preferred Stock that were outstanding immediately prior to the Effective Time.

(h) Required Withholding. Parent shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any Person such amounts as are required to be deducted or withheld therefrom under the Code or under any provision of state, local or foreign tax law or under any other applicable legal requirement. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

(i) Unused Barfly Shares. If at any time, any shares of Parent Common Stock (the “Unused Barfly Shares”) that were held for issuance (or unvested) pursuant to the Agreement and Plan of Merger, dated as of August 26, 2008, among the Company, NBM Merger Sub, Inc., National Broadcast Media Corp. and James C. Weaver, as Company Shareholders’ Representative (the “Barfly Agreement”), are not issuable (or will not become vested) because the conditions to the issuance (or vesting) of such shares set forth in the Barfly Agreement become incapable of being satisfied, then the Unused Barfly Shares shall be issued to the Recipients, and held for issuance to the holders at the Closing of the Warrants and Other Rights (other than holders of rights to receive shares of Parent Common Stock pursuant to the Barfly Agreement), with the exercise prices and other terms of such Warrants and Other Rights proportionately adjusted (or issued to any such holders to the extent such Warrants and Other Rights have received shares of Parent Common Stock as a result of the exercise or otherwise pursuant to the terms of such Warrants and Other Rights). The allocation of the Unused Barfly Shares to the Recipients and the holders at the Closing of Warrants and Other Rights shall be made in the same proportion as their share of the total Company Common Stock and Company Preferred Stock immediately prior to the Effective Time (on a converted-to-Company Common Stock basis and ignoring for such purpose any participating preference payable in respect of any Preferred Stock).

1.6 Exchange Procedures.

(a) Prior to the mailing of the Proxy Statement/Prospectus (as defined in Section 5.1(a)), Parent shall appoint a reputable bank or trust company designated by Parent and reasonably satisfactory to the Company to act as exchange agent (the “Exchange Agent”) for the issuance of the Merger Shares. It is hereby acknowledged and agreed by the Company that Continental Stock Transfer & Trust Company (“Continental”) is acceptable as Exchange Agent.

(b) The Exchange Agent shall make all computations contemplated by Section 1.5 and any such computation shall be conclusive and binding on the holders of shares of Company Common Stock and Company Preferred Stock, except for manifest mathematical error. Parent shall deliver all necessary information and provide such instructions as necessary to the Exchange Agent for the implementation of the computations provided for herein or as shall be necessary or desirable fully to effect the issuances and payments required under Section 1.5.

(c) Promptly after the Effective Time, the Exchange Agent shall deliver to each holder of Company Common Stock a letter of transmittal in form and substance reasonably satisfactory to Parent and the Company (“Letter of Transmittal”), together with the Proxy Statement/Prospectus (as defined in Section 5.1(a)) and such other documentation as Parent may direct, with respect to the surrender and delivery by each such holder of his, her or its Company Certificates in exchange for Merger Shares as contemplated by Section 1.5. Upon return receipt by the Exchange Agent of a validly executed and delivered Letter of Transmittal, the Exchange Agent shall issue to the corresponding Recipient the number of Merger Shares (less the applicable Escrow Shares), and the Company Certificates shall forthwith be cancelled. Until so surrendered, outstanding Company Certificates will be deemed, from and after the

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Effective Time, to evidence only the right to receive the applicable Merger Shares pursuant to Section 1.5. Separate certificates shall be issued for each Recipient’s Escrow Shares (as defined in Section 1.11) and for the balance of the Merger Shares to which such Recipient is entitled.

(d) At or prior to the Effective Time, Parent shall deposit in trust with the Exchange Agent, the aggregate Merger Shares (less the Escrow Shares).

(e) [Intentionally omitted.]

(f) If payment is to be made to a Recipient other than the Person in whose name a surrendered Company Certificate is registered, it shall be a condition of payment that the Company Certificate so surrendered must be properly endorsed or otherwise be in proper form for transfer, and the Person who surrenders the Company Certificate must provide funds for payment of any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of the surrendered Company Certificate or establish to the satisfaction of Parent that the Tax has been paid or is not applicable.

(g) At any time which is more than 180 days after the Effective Time, Parent shall be entitled to require the Exchange Agent to deliver to it any Merger Shares deposited with the Exchange Agent and have not been disbursed in accordance with Article I of the Agreement, and after the shares have been delivered to Parent, Persons entitled to Merger Shares in accordance with Article I shall be entitled to look solely to Parent (subject to abandoned property, escheat or other similar Laws) for issuance thereof upon surrender of the Company Certificates held by them. Any Merger Shares remaining unclaimed as of a date which is immediately prior to such time as such shares would otherwise escheat to or become property of any government entity shall, to the extent permitted by Applicable Law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto. Neither Parent nor the Exchange Agent will be liable to any Person entitled to payment under Article I for any consideration which is delivered to a public official pursuant to any abandoned property, escheat or similar Law.

1.7 No Distributions Until Surrender of Company Certificates. No dividends or other distributions declared or made after the date of this Agreement with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holders of any Company Certificates that have not yet been surrendered with respect to the Merger Shares to be issued upon surrender thereof until the holders of record of such Company Certificates shall surrender such certificates. Subject to applicable law, following surrender of any such Company Certificates, Parent shall promptly deliver to the record holders thereof, without interest, the certificates representing the Merger Shares issued in exchange therefor and the amount of any such dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such Merger Shares.

1.8 Lost, Stolen or Destroyed Certificates. In the event that any Company Certificates shall have been lost, stolen or destroyed, Parent shall issue in exchange for such lost, stolen or destroyed Company Certificates, upon the making of an affidavit of that fact by the holder thereof, the certificates representing the Merger Shares that the shares of Company Common Stock or Company Preferred Stock formerly represented by such Company Certificates were converted into and any dividends or distributions payable pursuant to Section 1.7; provided, however, that, as a condition precedent to the issuance of such certificates representing Merger Shares and other distributions, the owner of such lost, stolen or destroyed Company Certificates shall indemnify Parent against any claim that may be made against Parent or the Surviving Corp with respect to the Company Certificates alleged to have been lost, stolen or destroyed.

1.9 Tax Consequences. It is intended by the parties hereto that the Merger shall constitute reorganization within the meaning of Section 368 of the Code. The parties hereto adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Income Tax Regulations.

1.10 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest Parent with full right, title and

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possession to all assets, property, rights, privileges, powers and franchises of the Company and Parent, the then current officers and directors of Parent, and the officers and directors of the Company shall take all such lawful and necessary action.

1.11 Escrow. As the sole remedy for the indemnification obligations set forth in Article VII of this Agreement, 10% of the Merger Shares, excluding the Escrowed EBITDA Shares, issuable in the Merger (the “Escrow Shares”), shall be deposited in escrow (the “Escrow Account”), which shall be allocated among the Recipients in the same proportion as their proportionate share of the total Company Common Stock and Company Preferred Stock immediately prior to the Effective Time (on a converted-to-Company Common Stock basis and ignoring for such purpose any participating preference payable in respect of any Preferred Stock), all in accordance with the terms and conditions of the escrow agreement to be entered into at the Closing between Parent, the Representative, and Continental (or such other Person as may be agreed by Parent and the Representative), as escrow agent (“Escrow Agent”), substantially in the form of Exhibit A hereto (the “Escrow Agreement”). The Escrow Agreement shall provide that on the 30th day after the date Parent has filed with the SEC its Annual Report for the year ending December 31, 2009 on Form 10-K, but in no event later than twelve months after the Closing (the “Escrow Release Date”), the Escrow Agent shall release the Escrow Shares, less that portion thereof applied in satisfaction of or reserved with respect to indemnification claims in connection with claims made pursuant to Section 7.1(a) of this Agreement (“Escrow Claims”). Any Escrow Shares due to be released on the Escrow Release Date that continue to be held with respect to any unresolved Escrow Claim shall be delivered to the Recipients in the same proportions as originally deposited into escrow, promptly upon such resolution, subject to reduction, if any, for the indemnification obligation associated with such resolved Escrow Claim.

1.12 Committee and Representative for Purposes of Escrow Agreements.

(a) Parent Committee. Prior to the Closing, the Board of Directors of Parent shall appoint a committee consisting of one or more of its then members to act on behalf of Parent to take all necessary actions and make all decisions pursuant to the Escrow Agreement and the EBITDA Shares Escrow Agreement (as defined in Section 1.16). In the event of a vacancy in such committee, the board of directors of Parent shall appoint as a successor a Person who was a director of Parent prior to the Closing Date or, in the event of an inability to appoint same, another Person who would qualify as an “independent” director of Parent and who has not had any relationship with the Company or the Stockholder prior to the Closing. Such committee is intended to be the “Committee” referred to in Article VII hereof and the Escrow Agreement.

(b) Representative. Vantage is hereby appointed by the Company (and by execution of this Agreement hereby accepts such appointment) as the representative of the Recipients (the “Representative”), with respect to the taking by the Representative of any and all actions and the making of any decisions required or permitted to be taken by the Representative under this Agreement or the Escrow Agreement or EBITDA Shares Escrow Agreement. Should the Representative resign or be unable to serve, a new Representative will be selected jointly by a vote of the Recipients who, at Closing, received a majority of the Merger Shares, whose appointment shall be effective upon execution by such successor of a joinder agreement providing for such successor to become a party to the Escrow Agreement, the EBITDA Shares Escrow Agreement and this Agreement as the Representative, in which case such successor shall for all purposes of this Agreement and the Escrow Agreement and EBITDA Shares Escrow Agreement be the Representative (and the prior acts taken by the succeeded Representative shall remain valid for purposes of this Agreement and the Escrow Agreement and the EBITDA Shares Escrow Agreement). If such Recipients are unable to appoint a Person to serve in the capacity of Representative within 15 days of the date that the former Representative resigned or became unable to serve, a new Representative shall be selected by majority vote of those Persons on Parent’s board of directors who served on the board of directors of the Company immediately prior to the Effective Time. The Representative shall not be liable to Recipients for any liability, loss, damage, penalty, fine, cost or expense incurred without gross negligence by the Representative while acting in good faith and arising out of or in connection with the acceptance or administration of his duties hereunder (it being understood that any act done or omitted pursuant to the

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advice of counsel shall be conclusive evidence of such good faith). From and after the Effective Time, a decision, act, consent or instruction of the Representative shall be final, binding and conclusive and not subject to challenge by any Recipient. Parent and Surviving Corporation are hereby relieved from any liability to any person for any acts done by Representative and any acts done by Parent or Surviving Corporation in accordance with any such decision, act, consent or instruction of the Representative. Parent, Parent and each of their respective Affiliates shall be entitled to rely upon, and shall be fully protected in relying upon, the power and authority of the Representative without independent investigation.

1.13 Stockholder Matters.

(a) Each Stockholder for himself, herself or itself only, represents and warrants as follows:

(i) he, she or it has had both the opportunity to ask questions and receive answers from the officers and directors of Parent and all persons acting on Parent’s behalf concerning the business and operations of Parent and to obtain any additional information to the extent Parent possesses or may possess such information or can acquire it without unreasonable effort or expense necessary to verify the accuracy of such information;

(ii) he, she or it has had access to the Parent SEC Reports filed prior to the date of this Agreement;

(iii) that the execution and delivery of this Agreement by such Stockholder does not, and the performance of his, her or its obligations hereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity (as defined), except (1) for applicable requirements, if any, of the Securities Act of 1933, as amended (“Securities Act”), the Exchange Act, state securities laws (“Blue Sky Laws”), and the rules and regulations thereunder, and (2) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (as defined in Section 10.2(a)) on such Stockholder or the Company or, after the Closing, Parent, or prevent consummation of the Merger or otherwise prevent the parties hereto from performing their material obligations under this Agreement; and

(iv) that he, she or it owns the Company Common Stock and Company Preferred Stock listed on Schedule 2.3(a) as being owned by him, her or it free and clear of all Liens.

1.14 Shares Subject to Appraisal Rights.

(a) Notwithstanding Section 1.5 hereof, Dissenting Shares (as defined in Section 1.14(b)) shall not be converted into a right to receive Merger Shares. The holders thereof shall be entitled only to such rights as are granted by the DGCL. Each holder of Dissenting Shares who becomes entitled to payment for such shares pursuant to the DGCL shall receive payment therefor from Parent in accordance with the DGCL, provided, however, that (i) if any stockholder of the Company who asserts appraisal rights in connection with the Merger (a “Dissenter”) shall have failed to establish his entitlement to such rights as provided in the DGCL, or (ii) if any such Dissenter shall have effectively withdrawn his demand for payment for such shares or waived or lost his right to payment for his shares under the appraisal rights process under the DGCL, the shares of Company Common Stock held by such Dissenter shall be treated as if they had been converted, as of the Effective Time, into a right to receive the Merger Shares as provided in Section 1.5. The Company shall give Parent prompt notice of any demands for payment received by the Company from a person asserting appraisal rights, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of the Parent, make any payment with respect to, or settle or offer to settle, any such demands or negotiate or enter into any agreement with respect thereto.

(b) As used herein, “Dissenting Shares” means any shares of Company Common Stock or Company Preferred Stock held by Persons who are entitled to appraisal rights under the DGCL, and who have properly exercised, perfected and not subsequently withdrawn or lost or waived their rights to demand payment with respect to those shares in accordance with the DGCL.

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1.15 Treatment of the Company Derivative Securities. Each option to purchase Company Common Stock that is outstanding immediately prior to the Effective Time (the “Prior Option”) shall, at the Effective Time, be cancelled and substituted with an option (the “Substitute Option”) under the Parent Plan (as defined Section 5.1(a)) to purchase that number of shares of Parent Common Stock determined by multiplying the number of shares of Company Common Stock subject to the Prior Option immediately before the Effective Time by the Exchange Amount (and rounding down to the nearest whole number). The exercise price per share of Parent Common Stock of each Substitute Option shall be equal to the aggregate exercise price for all shares of Company Common Stock subject to the associated Prior Option divided by the number of shares of Parent Company Stock subject to the Substitute Option. The Substitute Option shall otherwise have the same terms and conditions (including exercise periods) as were applicable under the associated Prior Option. The option substitution described in this Section 1.15 shall be made with respect to nonqualified stock options in accordance with Treas. Reg. § 1.409A-1(b)(5)(v)(D) and with respect to incentive stock options in accordance with Treas. Reg. § 1.424-1. Each warrant to purchase and other right to receive Company Common Stock or Company Preferred Stock set forth on Schedule 2.3(c) (the “Warrants and Other Rights”) that is outstanding immediately prior to the Effective Time shall, at the Effective Time, remain outstanding and become, in accordance with its terms, a warrant to purchase or other right to receive Parent Common Stock, on the terms set forth in such warrant or other right, and Parent hereby agrees to assume the obligations under such warrants and rights (and take all commercially reasonable efforts to execute and deliver documentation to the holders thereof evidencing such assumption). The Warrants and Other Rights shall be further adjusted pursuant to Section 1.16, if the EBITDA Satisfaction Event occurs.

1.16 EBITDA Shares.

(a) At the Closing, Parent shall issue the Escrowed EBITDA Shares, which shall be deposited with the Escrow Agent and held pursuant to the terms of the escrow agreement substantially in the form of Exhibit B hereto (the “EBITDA Shares Escrow Agreement”). The EBITDA Shares Escrow Agreement shall provide for the Escrowed EBITDA Shares to be either (i) delivered to the Recipients and the holders of Substitute Options (“Option Holders”) in the same proportion as their proportionate share of the total Company Common Stock and Company Preferred Stock immediately prior to the Effective Time (on a converted-to-Company Common Stock basis and ignoring for such purpose any participating preference payable in respect of any Preferred Stock, and, in the case of Option Holders, the proportionate share is based on the shares of Company Common Stock covered by the Prior Options held by the Option Holder immediately prior to the Effective Time) or (ii) returned to Parent for cancellation, as provided in this Section 1.16.

(b) Not more than 5 business days after the filing of the Parent’s Form 10-K or Form 10-Q, as the case may be, after the end of each fiscal quarter, beginning with the second fiscal quarter end following the Effective Time, Parent shall determine the EBITDA for the previous two fiscal quarters, taken together as a single period, and deliver to Representative a statement (the “EBITDA Statement”) setting forth Parent’s calculation of EBITDA for such fiscal quarters, with appropriate detail showing the calculations made therein.

(c) If, within 30 days following receipt of the EBITDA Statement by Representative, Representative has not given Parent written notice of objection to such EBITDA Statement, then the EBITDA Statement shall be deemed final and binding on the parties. The EBITDA Statement shall also be deemed final and binding when Representative delivers written notice to Parent that it agrees with the calculations set forth in the EBITDA Statement. If Representative gives such notice of objection, and the items in dispute cannot be resolved by agreement between Parent and Representative within 10 days following Parent’s receipt of Representative’s written objection, the issues in dispute will be submitted to the Independent Accountant for resolution, with instructions to the Independent Accountant to determine EBITDA in accordance with the definitions and principles set forth in this Agreement. If issues in dispute are submitted to the Independent Accountant for resolution, (a) each of Parent and Representative will furnish to the Independent Accountant such work papers and other documents and information relating to the disputed issues as the Independent

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Accountant may request and are available to it and will be afforded the opportunity to present to the Independent Accountant any material relating to the determination and to discuss the determination with the Independent Accountant; (b) the determination by the Independent Accountant of Adjusted EBITDA, as set forth in a written notice delivered to Parent and Representative by the Independent Accountant, will be final and binding on the parties, absent manifest error; and (c) Parent shall pay the fees and expenses of the Independent Accountant in connection with such determination.

(d) If EBITDA, as measured at the end of any fiscal quarter, determined pursuant to Section 1.16 above, is equal to or greater than $50 million (the “EBITDA Satisfaction Event”), then Parent and Representative shall, within 5 business days after EBITDA is final and binding on the parties, instruct the Escrow Agent in accordance with the EBITDA Shares Escrow Agreement to release the Escrowed EBITDA Shares to the Recipients and Option Holders (whether or not such Substitute Options remain outstanding at such time, provided, however, that Escrowed EBITDA Shares released to Option Holders shall be subject to the same vesting requirements as the associated Substitute Options and, if before the release of Escrowed EBITDA Shares, an Option Holder has forfeited all or a portion of a Substituted Option, the Option Holder shall forfeit the Escrowed EBITDA Shares to the same extent).

(e) Upon the occurrence of the EBITDA Satisfaction Event, all Warrants and Other Rights shall be further adjusted in accordance with their terms.

(f) If any Parent Common Stock is issued in respect of any Warrants and Other Rights prior to the EBITDA Satisfaction Event, then promptly following the EBITDA Satisfaction Event, Parent shall issue to the former holders of such Warrants and Other Rights, such number of additional shares of Parent Common Stock as such holders would have received if such shares of Parent Common Stock were issued after the EBITDA Satisfaction Event (giving effect to the adjustments provided for in Section 1.16(e)).

(g) If an EBITDA Satisfaction Event has not occurred on or prior to the fifth anniversary of the Closing of the Merger, all certificates evidencing the Escrowed EBITDA Shares shall be returned to Parent and the same shall be immediately cancelled.

(h) The following terms have the following meanings, for purposes of this Agreement:

“Aggregate EBITDA Shares” means 9,500,000 shares of Parent Common Stock.

“EBITDA” means, for any period of two fiscal quarters, an amount determined in accordance with U.S. GAAP for Parent and its subsidiaries on a consolidated basis, equal to their (i) net income, plus (ii) interest expense, plus (iii) income Taxes, plus (iv) depreciation expense, plus (v) amortization expense, plus (vi) non-recurring, non-operating expense, in each case for such period.

“Escrowed EBITDA Shares” means (i) the Aggregate EBITDA Shares, multiplied by (A) (1) the Issued Company Shares, plus (2) the Total Company Option Shares, divided by (B) (1) the Total Company Option and Warrant Shares plus (2) the Issued Company Shares, minus (3) the Unvested Option Shares.

“Independent Accountant” means any nationally recognized independent registered public accounting firm appointed by mutual agreement of Parent and Representative.

“Total Company Option Shares” means, as of immediately prior to the Effective Time, the total number of shares of Company Common Stock that may be issuable by the Company pursuant to the Prior Options.

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ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to the exceptions set forth in Schedule 2 attached hereto (the “Company Schedule”), the Company hereby represents and warrants to Parent as follows:

2.1 Organization and Qualification.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being or currently planned by the Company to be conducted. The Company is in possession of all franchises, grants, authorizations, licenses, permits, easements, consents, certificates, approvals and orders (“Approvals”) necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such Approvals would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. Complete and correct copies of the certificate of incorporation and by-laws (or other comparable governing instruments with different names) (collectively referred to herein as “Charter Documents”) of the Company, as amended and currently in effect, have been heretofore made available to Parent or Parent’s counsel. The Company is not in violation of any of the provisions of its Charter Documents.

(b) The Company is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. Each jurisdiction in which the Company is so qualified or licensed is listed in Schedule 2.1.

2.2 Subsidiaries.

(a) The Company has no direct or indirect subsidiaries or participations in joint ventures or other entities (collectively, “Subsidiaries”), other than those listed in Schedule 2.2. The Company owns all of the outstanding equity securities of its Subsidiaries, free and clear of all Liens (as defined in Section 10.2(e)). Except for its Subsidiaries, the Company does not own, directly or indirectly, any ownership, equity, profits or voting interest in any Person or has any agreement or commitment to purchase any such interest, and has not agreed and is not obligated to make nor is bound by any written, oral or other agreement, contract, subcontract, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan, commitment or undertaking of any nature, as of the date hereof or as may hereafter be in effect under which it may become obligated to make, any future investment in or capital contribution to any other entity.

(b) Each Subsidiary of the Company that is a corporation is duly incorporated, validly existing and in good standing under the laws of its state of incorporation (as listed in Schedule 2.2) and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being or currently planned by the Company to be conducted. Each Subsidiary of the Company that is a limited liability company is duly organized or formed, validly existing and in good standing under the laws of its state of organization or formation (as listed in Schedule 2.2) and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being or currently planned by the Company to be conducted. Each Subsidiary of the Company is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being or currently planned by the Company to be conducted, except where the failure to have such Approvals would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. Complete and correct copies of the Charter Documents of

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each Subsidiary of the Company, as amended and currently in effect, have been heretofore delivered to Parent or Parent’s counsel. No Subsidiary of the Company is in violation of any of the provisions of its Charter Documents.

(c) Each Subsidiary of the Company is duly qualified or licensed to do business as a foreign corporation or foreign limited liability company and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. Each jurisdiction in which each Subsidiary of the Company is so qualified or licensed is listed in Schedule 2.2.

2.3 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of the Company consists of (i) 250,000,000 shares of common stock, par value $0.001 per share (“Company Common Stock”), of which 25,140,684 shares are issued and outstanding as of the date of this Agreement and all of which are validly issued, fully paid and nonassessable and (ii) 131,000,000 shares of preferred stock, par value $0.001 per share (“Company Preferred Stock”), of which (A) 15,000,000 shares are designated as Series A Preferred Stock (“Series A Preferred Stock”, of which 9,235,774 shares are issued and outstanding as of the date of this Agreement and all of which are validly issued, fully paid and nonassessable (and all of which are convertible into an aggregate of 27,707,322 shares of Company Common Stock on their terms), (B) 10,000,000 shares are designated as Series B Preferred Stock (“Series B Preferred Stock”), of which 8,888,889 shares are issued and outstanding as of the date of this Agreement and all of which are validly issued, fully paid and nonassessable (and all of which are convertible into an aggregate of 40,000,000 shares of Company Common Stock on their terms), (C) 48,000,000 shares are designated as Series C Preferred Stock (“Series C Preferred Stock”), of which 30,824,558 shares are issued and outstanding as of the date of this Agreement and all of which are validly issued, fully paid and nonassessable (and all of which are convertible into an aggregate of 30,824,558 shares of Company Common Stock on their terms), (D) 8,000,000 shares are designated as Series D Preferred Stock (“Series D Preferred Stock”), of which 6,732,154 shares are issued and outstanding as of the date of this Agreement and all of which are validly issued, fully paid and nonassessable (and all of which are convertible into an aggregate of 6,732,154 shares of Company Common Stock on their terms), (E) 25,000,000 shares are designated as Series D-1 Preferred Stock (“Series D-1 Preferred Stock”), of which 0 shares are issued and outstanding as of the date of this Agreement, and (F) 25,000,000 shares are designated as Series E Preferred Stock (“Series E Preferred Stock”), of which 0 shares are issued and outstanding as of the date of this Agreement and all of which are validly issued, fully paid and nonassessable. Other than the Company Common Stock and Company Preferred Stock, the Company has no class or series of securities authorized by its Charter Documents. Vantage is the owner of a majority of Company Common Stock (assuming for such purpose that all of the Company Preferred Stock were converted to Company Common Stock in accordance with its terms.

(b) Except as set forth in Schedule 2.3(b) hereto, as of the date of this Agreement, no shares of Company Common Stock are reserved for issuance upon the exercise of outstanding options granted to employees of the Company or other parties (“Company Common Stock Options”). Except as set forth in Schedule 2.3(b) hereto, no shares of the Company Common Stock are reserved for issuance upon the exercise of outstanding warrants or other rights to purchase Company Common Stock. All shares of the Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instrument pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. There are no commitments or agreements of any character to which the Company is bound obligating the Company to accelerate the vesting of any the Company Common Stock Option as a result of the Merger. All outstanding shares of the Company Common Stock and all outstanding the Company Common Stock Options have been issued and granted in compliance with (x) all applicable securities laws and (in all material respects) other applicable laws and regulations, and (y) all requirements

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set forth in any applicable the Company Contracts (as defined in Section 2.19). The Company has heretofore made available to Parent or Parent’s counsel true and complete copies of the forms of documents used for the issuance of the Company Common Stock Options and a true and complete list of the holders thereof, including their names and the numbers of shares of the Company Common Stock underlying such holders’ the Company Common Stock Options.

(c) Except as set forth in Schedule 2.3(c) hereto, there are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which the Company is a party or by which it is bound obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock, partnership interests or similar ownership interests of the Company or obligating the Company to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement.

(d) Except as contemplated by this Agreement and except as set forth in Schedule 2.3(d) hereto, there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreement or understanding to which the Company is a party or by which the Company is bound with respect to any equity security of any class of the Company.

(e) No outstanding shares of the Company Common Stock are unvested or subject to a repurchase option, risk of forfeiture or other condition under any applicable agreement with the Company.

2.4 Authority Relative to this Agreement. The Company has all necessary corporate power and authority to: (i) execute and deliver this Agreement and each ancillary document that the Company is to execute or deliver pursuant to this Agreement, and (ii) carry out the Company’s obligations hereunder and thereunder and, to consummate the transactions contemplated hereby and thereby (including the Merger). The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby (including the Merger) have been duly and validly authorized by all necessary corporate action on the part of the Company (including the approval by its board of directors), subject to receipt of the Company Stockholder Approval (as defined in Section 5.1(b)). Other than the Company Stockholder Approval, no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby pursuant to the DGCL and the terms and conditions of this Agreement. The affirmative vote of Vantage to approve this Agreement, the Merger, and the other transactions contemplated by this Agreement will be sufficient to obtain the Company Stockholder Approval. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery thereof by the other parties hereto, constitutes the legal and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity.

2.5 No Conflict; Required Filings and Consents. Except as set forth in Schedule 2.5 hereto:

(a) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company shall not, (i) conflict with or violate the Company’s Charter Documents, (ii) conflict with or violate any Legal Requirements (as defined in Section 10.2(b)), (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair the Company’s or any Subsidiary of the Company’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of the Company or any Subsidiary of the Company pursuant to, any of the Company Contracts or (iv) result in the triggering, acceleration or increase of any payment to any Person pursuant to any the Company Contract, including any “change in control” or similar provision of any the Company Contract, except, with respect to clauses (ii), (iii) or (iv), for any such conflicts, violations, breaches, defaults, triggerings, accelerations,

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increases or other occurrences that would not, individually and in the aggregate, have a Material Adverse Effect on the Company.

(b) The execution and delivery of this Agreement by the Company does not, and the performance of its obligations hereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or other third party (including, without limitation, lenders and lessors), except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act or Blue Sky Laws, and the rules and regulations thereunder, and appropriate documents received from or filed with the relevant authorities of other jurisdictions in which the Company is licensed or qualified to do business, (ii) for the filing of any notifications required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the expiration of the required waiting period thereunder, (iii) the consents, approvals, authorizations and permits described in Schedule 2.5(b), and (iv) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company or, after the Closing, Parent or prevent consummation of the Merger or otherwise prevent the parties hereto from performing their obligations under this Agreement.

2.6 Compliance. The Company has complied with and is not in violation of any Legal Requirements with respect to the conduct of its business, or the ownership or operation of its business, except for failures to comply or violations which, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect on the Company. The Company is not in default or violation of any term, condition or provision of any applicable Charter Documents. Except as set forth in Schedule 2.6, no written notice of material non-compliance with any Legal Requirements material to the business of the Company has been received by the Company (and the Company has no knowledge of any such notice delivered to any other Person) within the past two years. The Company is not in violation of any term of any the Company Contract, except for failures to comply or violations which, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect on the Company.

2.7 Financial Statements.

(a) The Company has made available to Parent true and complete copies of the unaudited consolidated financial statements (including any related notes thereto) of the Company and its Subsidiaries for the fiscal year ended December 28, 2008 (the “Unaudited Financial Statements”) and the audited consolidated financial statements (including any related notes thereto) of the Company and its Subsidiaries for the fiscal years ended December 30, 2007 and December 31, 2006 (the “2007 and 2006 Audited Financial Statements,” together with the Unaudited Financial Statements, the “Financial Statements”).

(b) The 2007 and 2006 Audited Financial Statements comply as to form in all material respects, and were prepared in accordance, with U.S. generally accepted accounting principles (“U.S. GAAP”) applied on a consistent basis throughout the periods involved, and fairly present in all material respects the financial position of the Company and its Subsidiaries at the date thereof and the results of their operations and cash flows for the period indicated.

(c) The 2008 Audited Financial Statements (as defined in Section 5.16) when delivered in accordance with such Section shall comply as to form in all material respects, and will be prepared in accordance, with U.S. GAAP applied on a consistent basis throughout the periods involved, and will fairly present in all material respects the financial position of the Company and its Subsidiaries at the date thereof and the results of their operations and cash flows for the period indicated.

(d) The books of account, minute books and transfer ledgers and other similar books and records of the Company and its Subsidiaries have been maintained in accordance with good business practice, are complete and correct in all material respects and there have been no material transactions that are required to be set forth therein and which have not been so set forth.

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(e) Except as otherwise noted in the 2007 and 2006 Financial Statements and the 2008 Audited Financial Statements, the accounts and notes receivable of the Company and its Subsidiaries reflected in the 2007 and 2006 Financial Statements, and the accounts and notes receivable that will be reflected in the 2008 Audited Financial Statements: (i) arose from bona fide sales transactions in the ordinary course of business and are payable on ordinary trade terms, (ii) are legal, valid and binding obligations of the respective debtors enforceable in accordance with their terms, except as such may be limited by bankruptcy, insolvency, reorganization, or other similar laws affecting creditors’ rights generally, and by general equitable principles, (iii) are not subject to any valid set-off or counterclaim to which the Company has been notified in writing as of the date hereof except to the extent set forth in such balance sheet contained therein, and (iv) are not the subject of any actions or proceedings brought by or on behalf of the Company or any of its Subsidiaries as of the date hereof.

2.8 No Undisclosed Liabilities. Except as set forth in Schedule 2.8 hereto, the Company and its Subsidiaries have no liabilities (absolute, accrued, contingent or otherwise) of a nature required in accordance with U.S. GAAP to be disclosed on a balance sheet or in the related notes to financial statements that are, individually or in the aggregate, material to the business, results of operations or financial condition of the Company and its Subsidiaries on a consolidated basis, except: (i) liabilities provided for in or otherwise disclosed in the interim balance sheet and related notes to financial statements included in the Unaudited Financial Statements, (ii) such liabilities arising in the ordinary course of the Company’s and its Subsidiaries’ businesses since December 31, 2008 and (iii) liabilities or obligations reasonably incurred by or on behalf of the Company in connection with this Agreement, none of which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Company.

2.9 Absence of Certain Changes or Events. Except as set forth in Schedule 2.9 hereto or in the Unaudited Financial Statements, since December 31, 2008, there has not been: (i) any Material Adverse Effect on the Company, (ii) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of the shares of the Company Common Stock, or any purchase, redemption or other acquisition by the Company of any of the shares of the Company Common Stock or any other securities or any options, warrants, calls or rights to acquire any such shares or other securities, (iii) any split, combination or reclassification of any of the shares of the Company Common Stock, (iv) any granting by the Company of any increase in compensation or fringe benefits, except for normal increases of cash compensation in the ordinary course of business consistent with past practice, or any payment by the Company of any bonus, except for bonuses made in the ordinary course of business consistent with past practice, or any granting by the Company of any increase in severance or termination pay or any entry by the Company into any currently effective employment, severance, termination or indemnification agreement or any agreement the benefits of which are contingent or the terms of which are materially altered upon the occurrence of a transaction involving the Company of the nature contemplated hereby, (v) entry by the Company into any licensing or other agreement with regard to the acquisition or disposition of any Intellectual Property (as defined in Section 2.18(a)(i) hereof) other than licenses in the ordinary course of business consistent with past practice or any amendment or consent with respect to any licensing agreement filed or required to be filed by the Company with respect to any Governmental Entity, (vi) any material change by the Company in its accounting methods, principles or practices, except as required by concurrent changes in U.S. GAAP, (vii) any change in the auditors of the Company, (viii) any issuance of capital stock of the Company, (ix) any revaluation by the Company of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable or any sale of assets of the Company other than in the ordinary course of business, or (x) any agreement, whether written or oral, to do any of the foregoing.

2.10 Litigation. Except as disclosed in Schedule 2.10 hereto, there are no material claims, suits, actions or proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator.

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2.11 Employee Benefit Plans.

(a) Schedule 2.11(a) lists all material employee compensation, severance, deferred compensation, incentive, fringe or benefit plans, programs, policies, commitments or other arrangements (whether or not set forth in a written document and including, without limitation, all “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) covering any active or former employee, director or consultant of the Company or any Subsidiary of the Company, or any trade or business (whether or not incorporated) which is under common control with the Company within the meaning of Section 414 of the Internal Revenue Code (“Code”) (an “ERISA Affiliate”), with respect to which the Company has material liability (individually, a “Plan,” and, collectively, the “Plans”). Except as set forth in Schedule 2.11(a), all Plans have been maintained and administered in all material respects in compliance with their respective terms and with the requirements prescribed by any and all statutes, orders, rules and regulations which are applicable to such Plans, and all liabilities with respect to the Plans have been properly reflected in the financial statements and records of the Company and its Subsidiaries. No suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Plan activities) has been brought, or, to the knowledge of the Company, is threatened, against or with respect to any Plan. There are no audits, inquiries or proceedings pending or, to the knowledge of the Company, threatened by any governmental agency with respect to any Plan. All contributions, reserves or premium payments required to be made or accrued as of the date hereof to the Plans have been timely made or accrued in all material respects. The Company does not have any plan or commitment to establish any new Plan, to modify any Plan (except to the extent required by law or to conform any such Plan to the requirements of any applicable law), or to enter into any new Plan.

(b) Except as disclosed in Schedule 2.11(b) hereto, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any shareholder, director, officer or employee of the Company under any Plan or otherwise, (ii) materially increase any benefits otherwise payable under any Plan, or (iii) result in the acceleration of the time of payment or vesting of any such benefits.

(c) Except as disclosed on Schedule 2.11(c) hereto, none of the Plans promises or provides retiree medical or other retiree welfare benefits to any person except as required by applicable law, and neither the Company nor any Subsidiary of the Company has represented, promised or contracted to provide such retiree benefits to any employee, former employee, director, consultant or other person, except to the extent required by law.

(d) None of the Company nor any Subsidiary of the Company is a party to any agreement, contract or arrangement (including this Agreement) that would reasonably be likely to result, separately or in the aggregate in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code as a result of the consummation of the transactions contemplated by this Agreement involving Parent.

2.12 Labor Matters.

(a) Except as set forth on Schedule 2.12:

(i) neither the Company nor any Subsidiary of the Company is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by the Company or any Subsidiary of the Company nor does the Company know of any activities or proceedings of any labor union to organize any such employees;

(ii) to the knowledge of the Company, there is no activity or proceeding by any labor organization or other group seeking to represent employees or to organize any of the Company’s or any Subsidiary of the Company’s employees; and

(iii) There is no unfair labor practice, labor dispute, demand for arbitrator or arbitration proceeding pending or to the knowledge of the Company threatened, involving any employee of the Company or any Subsidiary of the Company.

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(b) Except as set forth on Schedule 2.12, each employee and consultant of the Company is terminable “at will” subject to applicable notice periods as set forth by law or in any applicable employment agreement. The Company is not aware that any of its officers or key employees intends to terminate his or her employment with the Company.

(c) The Company is in compliance in all material respects with all applicable federal, state and local laws and regulations relating to employment.

(d) The Company has withheld and paid to (or is holding for payment not yet due) the appropriate Governmental Authority all amounts required by Law or agreement to be withheld from the wages or salaries due to each of the employees. The Company has paid in full to all of the employees all wages, salaries, bonuses, benefits, commissions and other compensation due to them or otherwise arising under any Law, plan, policy, practice, program or agreement and has not unlawfully withheld any such wages, salaries, bonuses, benefits, commissions or other compensation.

2.13 Business Activities. Except as disclosed in Schedule 2.13 hereto, to the Company’s knowledge, there is no agreement, commitment, judgment, injunction, order or decree binding upon the Company or any Subsidiary of the Company or their assets or to which the Company or any Subsidiary of the Company is a party which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company or any Subsidiary of the Company, any acquisition of property by the Company or any Subsidiary of the Company or the conduct of business by the Company or any Subsidiary of the Company as currently conducted other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a Material Adverse Effect on the Company.

2.14 Title to Property.

(a) All real property owned by the Company and its Subsidiaries (including improvements and fixtures thereon, easements and rights of way) is shown or reflected on the balance sheet of the Company included in the Unaudited Financial Statements. The Company and its Subsidiaries have good, valid and marketable fee simple title to the real property owned by them, and except as set forth in the Unaudited Financial Statements or on Schedule 2.14(a) hereto, all such real property is held free and clear of all Liens, leases, licenses and other rights to occupy or use such real property. Schedule 2.14(a) hereto also contains a list of all options or other contracts under which the Company or its Subsidiaries have a right to acquire or the obligation to sell any interest in real property.

(b) All personal property of the Company and its Subsidiaries owned, used or held for use in connection with the business of the Company (the “Personal Property”) is shown or reflected on the balance sheet included in the Unaudited Financial Statements, to the extent required by U.S. GAAP, as of the dates of such Unaudited Financial Statements, other than those acquired on or after the date of the Unaudited Financial Statements in the ordinary course of business. Schedule 2.14(b) hereto contains a list of all leases of real property by the Company and its Subsidiaries. The Company and its Subsidiaries have good and marketable title to the Personal Property owned by it, and all such Personal Property is in each case held free and clear of all Liens, except for Liens disclosed on Schedule 2.14(b).

(c) All leases pursuant to which the Company or its Subsidiaries lease from others material real property or Personal Property are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing material default or event of default of the Company or its Subsidiaries or, to the Company’s knowledge, any other party (or any event which with notice or lapse of time, or both, would constitute a material default), except where the lack of such validity and effectiveness or the existence of such default or event of default would not reasonably be expected to have a Material Adverse Effect on the Company or its Subsidiaries.

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2.15 Taxes.

(a) Definition of Taxes. For the purposes of this Agreement, “Tax” or “Taxes” refers to any and all federal, state, local and foreign taxes, including, without limitation, gross receipts, income, profits, sales, use, occupation, value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, assessments, governmental charges and duties together with all interest, penalties and additions imposed with respect to any such amounts and any obligations under any agreements or arrangements with any other Person with respect to any such amounts and including any liability of a predecessor entity for any such amounts.

(b) Tax Returns and Audits. Except as set forth in Schedule 2.15 hereto:

(i) The Company and its Subsidiaries have timely filed all federal, state, local and foreign returns, estimates, information statements and reports relating to Taxes (“Returns”) required to be filed by the Company and its Subsidiaries with any Tax authority prior to the date hereof, except such Returns that are not material to the Company and its Subsidiaries. All such Returns are true, correct and complete in all material respects. The Company and its Subsidiaries have paid all Taxes shown to be due and payable on such Returns.

(ii) All Taxes that the Company and its Subsidiaries are required by law to withhold or collect have been duly withheld or collected, and have been timely paid over to the proper governmental authorities to the extent due and payable.

(iii) The Company and its Subsidiaries have not been delinquent in the payment of any Tax nor is there any Tax deficiency outstanding, proposed or assessed against the Company or any of its Subsidiaries, nor has the Company or any of its Subsidiaries executed any unexpired waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

(iv) To the knowledge of the Company, no audit or other examination of any Return of the Company or any of its Subsidiaries by any Tax authority is presently in progress, nor has the Company or any of its Subsidiaries been notified of any request for such an audit or other examination.

(v) No adjustment relating to any Returns filed by the Company or any of its Subsidiaries has been proposed in writing, formally or informally, by any Tax authority to the Company, any Subsidiary of the Company or any representative thereof.

(vi) Neither the Company not any of its Subsidiaries have any liability for any unpaid Taxes which have not been accrued for or reserved on the Company’s balance sheets included in the Unaudited Financial Statements, whether asserted or unasserted, contingent or otherwise, other than any liability for unpaid Taxes that may have accrued since the end of the most recent fiscal year in connection with the operation of the business of the Company and its Subsidiaries in the ordinary course of business, none of which is material to the business, results of operations or financial condition of the Company and its Subsidiaries or, if any such amount is material, it has been accrued on the books and records of the Company in accordance with U.S. GAAP.

(vii) The Company has not taken or agreed to take any action not provided for in this Agreement (nor does the Company have knowledge of any fact or circumstance whether or not specified or provided for in this Agreement) that is reasonably likely to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

2.16 Environmental Matters.

(a) Except as disclosed in Schedule 2.16 hereto and except for such matters that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect: (i) the Company and its Subsidiaries have complied with all applicable Environmental Laws (as defined below); (ii) to the knowledge of the Company, the properties currently operated by the Company and its Subsidiaries (including soils, groundwater, surface water, air, buildings or other structures) are not contaminated with any Hazardous

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Substances (as defined below); (iii) to the knowledge of the Company, the properties formerly owned or operated by the Company and its Subsidiaries were not contaminated with Hazardous Substances during the period of ownership or operation by the Company or during any prior period; (iv) the Company and its Subsidiaries are not currently subject to liability for any Hazardous Substance disposal or contamination on any third party or public property (whether above, on or below ground or in the atmosphere or water); (v) the Company and its Subsidiaries have not received any written notice, demand, letter, claim or request for information alleging that the Company or any Subsidiary of the Company may be in violation of or liable under any Environmental Law; and (vi) the Company and its Subsidiaries are not subject to any orders, decrees, injunctions or other arrangements with any Governmental Entity or subject to any written indemnity or other written agreement with any third party relating to liability under any Environmental Law.

(b) As used in this Agreement, the term “Environmental Law” means any federal, state, local or foreign law, regulation, order, decree, permit, authorization, opinion, common law or agency requirement relating to: (A) the protection, investigation or restoration of the environment, health and safety, or natural resources; (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance; (C) the maintenance, remediation, cleanup, operation or modification of any facility now owned or operated by the Company or any Subsidiary of the Company or previously owned or operated by the Company, any Subsidiary of the Company or their predecessors; or (D) noise, odor, wetlands, pollution, contamination or any injury or threat of injury to persons or property.

(c) As used in this Agreement, the term “Hazardous Substance” means any substance that is: (i) listed, classified or regulated pursuant to any Environmental Law; (ii) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon; or (iii) any other substance which is the subject of regulatory action by any Governmental Entity pursuant to any Environmental Law.

(d) The Company has made available to Parent or Parent’s counsel all material environmental reports completed with respect to the Company and/or its Subsidiaries or their respective properties, assets or operations, including all Phase I assessment reports, which are in the possession of the Company.

(e) The Company has no knowledge of any underground storage tanks on any of its Real Property.

2.17 Brokers; Third Party Expenses. Except as set forth in Schedule 2.17 hereto, the Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage, finders’ fees, agent’s commissions or any similar charges in connection with this Agreement or any transactions contemplated hereby.

2.18 Intellectual Property.

(a) Schedule 2.18 hereto lists all material Company Registered Intellectual Property. For the purposes of this Agreement, the following terms have the following definitions:

(i) “Intellectual Property” shall mean any or all of the following and all worldwide common law and statutory rights in, arising out of, or associated therewith: (i) patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof (“Patents”); (ii) inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data, and all documentation relating to any of the foregoing; (iii) copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world (“Copyrights”); (iv) software and software programs; (v) domain names, (vi) industrial designs and any registrations and applications therefor; (vii) trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor (collectively, “Trademarks”); (viii) all databases and data collections and all rights therein; (ix) all moral rights of authors, and (x) any similar or equivalent rights to any of the foregoing (as applicable).

(ii) “Company Intellectual Property” shall mean any Intellectual Property that is owned by, or exclusively licensed to, the Company or any Subsidiary of the Company, including software and

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software programs developed by or exclusively licensed to the Company or any Subsidiary of the Company (specifically excluding any off the shelf or shrink-wrap or click-wrap software).

(iii) “Registered Intellectual Property” means all Intellectual Property that is the subject of an application, certificate, filing, or registration issued or filed with the United States Patent and Trademark Office, the United States Copyright Office, or any foreign equivalent of either of the foregoing.

(iv) “Company Registered Intellectual Property” means all of the Registered Intellectual Property owned by, or filed in the name of, the Company or any Subsidiary of the Company.

(v) “Company Products” means all current versions of products or service offerings of the Company or any Subsidiary of the Company.

(vi) To the Company’s knowledge, the Company and each Subsidiary of the Company owns or has rights to use all material Intellectual Property required for the conduct of its business as presently conducted, except for any off the shelf or shrink-wrap or click-wrap software. Except as disclosed in Schedule 2.18 hereto, to the Company’s knowledge, no Company Intellectual Property or Company Product is subject to any material proceeding or outstanding decree, order, or judgment to which the Company or any Subsidiary of the Company is a party restricting in any manner the use, transfer or licensing thereof by the Company or any Subsidiary of the Company, other than in the ordinary course of business, or which materially adversely affects the validity, the use by the Company and the Subsidiaries of the Company, or enforceability of such Company Intellectual Property, in each case, in a manner that could reasonably be expected to have a Material Adverse Effect on the Company.

(b) Except as disclosed in Schedule 2.18 hereto, either the Company or a Subsidiary of the Company owns and has exclusive title to, or has the right to use, each material item of the Company Intellectual Property owned by the Company or by a Subsidiary of the Company or, to the Company’s knowledge, has the right to use, each material item of the Company Intellectual Property licensed exclusively to the Company or to a Subsidiary of the Company , in each case, free and clear of any Liens (excluding non-exclusive licenses and related restrictions granted by the Company or by a Subsidiary of the Company in the ordinary course of business and excluding Liens on Company Intellectual Property that is licensed to the Company or a Subsidiary of the Company and are incurred by the owner or licensor of such Company Intellectual Property).

(c) To the Company’s knowledge, the operation of the business of the Company and the Subsidiaries of the Company as such business currently is conducted, including the Company’s and its Subsidiaries’ use of any Company Product, has not and does not materially infringe or misappropriate the Intellectual Property of any third party and the Company and its Subsidiaries have not received any written claims or written threats from third parties alleging any such infringement or misappropriation within the past 2 years.

2.19 Agreements, Contracts and Commitments.

(a) Schedule 2.19 hereto sets forth a complete and accurate list of all Material Company Contracts (as hereinafter defined), specifying the parties thereto. For purposes of this Agreement, (i) the term “Company Contracts” shall mean all contracts, agreements, leases, mortgages, indentures, notes, bonds, licenses, permits, franchises, purchase orders, sales orders, and other understandings, commitments and obligations of any kind, whether written or oral, to which the Company or any Subsidiary of the Company is a party or by or to which any of the properties or assets of the Company or any Subsidiary of the Company may be bound, subject or affected (including without limitation notes or other instruments payable to the Company or any Subsidiary of the Company) and (ii) the term “Material Company Contracts” shall mean each of the following the Company Contracts:

(i) any mortgage, indenture, note, installment obligation or other instrument, agreement or arrangement for or relating to any borrowing of money by or from the Company and by or to any officer, director, employee, stockholder or holder of derivative securities of the Company (“Insider”);

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(ii) any guaranty, direct or indirect, by the Company, a Subsidiary of the Company or any Insider of the Company of any obligation for borrowings, or otherwise, excluding endorsements made for collection in the ordinary course of business;

(iii) any Company Contract of employment or management;

(iv) any Company Contract (x) made other than in the ordinary course of business or (y) providing for the grant of any preferential rights to purchase or lease any asset of the Company or (z) providing for any right (exclusive or non-exclusive) to sell or distribute, or otherwise relating to the sale or distribution of, any product or service of the Company;

(v) any obligation to register any shares of the capital stock or other securities of the Company with any Governmental Entity;

(vi) any obligation to make payments, contingent or otherwise, arising out of the prior acquisition of the business, assets or stock of other Persons;

(vii) any collective bargaining agreement with any labor union;

(viii) any lease or similar arrangement for the use by the Company of real property or Personal Property where the annual lease payments are greater than $100,000 (other than any lease of vehicles, office equipment or operating equipment made in the ordinary course of business);

(ix) any Company Contract granting or purporting to grant, or otherwise in any way relating to, any mineral rights or any other interest (including, without limitation, a leasehold interest) in real property;

(x) any Company Contract to which any Insider of the Company, or any entity owned or controlled by an Insider, is a party; and

(xi) any Company Contract (A) providing for payments (present or future) to the Company in excess of $100,000 in the aggregate in any one year or (B) under or in respect of which the Company presently has any liability or obligation of any nature whatsoever (absolute, contingent or otherwise) in excess of $100,000.

(b) Each Material Company Contract was entered into at arms’ length and in the ordinary course, except as set forth in Schedule 2.19(b), is in full force and effect and, to the Company’s knowledge, is valid and binding upon and enforceable against each of the parties thereto, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies. To the Company’s knowledge, no other party to a Material Company Contract is the subject of a bankruptcy or insolvency proceeding. True and complete copies of all Material Company Contracts (or written summaries in the case of oral Material Company Contracts or offers or proposals) have been heretofore made available to Parent or Parent’s counsel.

(c) Except as set forth in Schedule 2.19, neither the Company, any Subsidiary of the Company nor, to the Company’s knowledge, any other party thereto is in breach of or in default under, and no event has occurred which with notice or lapse of time or both would become a breach of or default under, any Material Company Contract, and no party to any Material Company Contract has given any written notice of any claim of any such breach, default or event, which, individually or in the aggregate, are reasonably likely to have a Material Adverse Effect on the Company. Each Material Company Contract that has not expired by its terms is in full force and effect.

2.20 Insurance. Schedule 2.20 sets forth the Company’s and the Subsidiaries’ insurance policies and fidelity and surety bonds covering the assets, business, equipment, properties, operations, employees, officers and directors (collectively, the “Insurance Policies”) as of the date hereof. The insurances provided by such Insurance Policies are adequate in amount and scope for the Company’s and its Subsidiaries’ business and

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operations, consistent with normal industry practices, including any insurance required to be maintained by the Company Contracts.

2.21 Governmental Actions/Filings.

(a) Except as set forth in Schedule 2.21(a), the Company and each Subsidiary of the Company has been granted and holds, and has made, all Governmental Actions/Filings (as defined below) necessary to the conduct by the Company and each Subsidiary of the Company of its business (as presently conducted), and true, complete and correct copies thereof have heretofore been made available to Parent or Parent’s counsel. Each such Governmental Action/Filing is in full force and effect and, except as disclosed in Schedule 2.21(a) hereto, will not expire prior to December 31, 2009 (except to the extent such expiration would not reasonably be expected to have a Material Adverse Effect on the Company) and to the Company’s knowledge, the Company is in substantial compliance with all of its obligations with respect thereto. To the Company’s knowledge, no event has occurred and is continuing which requires or permits, or after notice or lapse of time or both would require or permit, and consummation of the transactions contemplated by this Agreement or any ancillary documents will not require or permit (with or without notice or lapse of time, or both), any modification or termination of any such Governmental Actions/Filings except such events which, either individually or in the aggregate, would not have a Material Adverse Effect upon the Company.

(b) Except as set forth in Schedule 2.21(b), no Governmental Action/Filing is necessary to be obtained, secured or made by the Company to enable it to continue to conduct its businesses and operations and use its properties immediately after the Closing in a manner which is consistent with current practice.

(c) For purposes of this Agreement, the term “Governmental Action/Filing” shall mean any franchise, license, certificate of compliance, authorization, consent, order, permit, approval, consent or other action of, or any filing, registration or qualification with, any federal, state, municipal, foreign or other governmental, administrative or judicial body, agency or authority.

2.22 Interested Party Transactions. Except as set forth in the Schedule 2.22 hereto, or expressly stated in the Unaudited Financial Statements, no employee, officer, director or shareholder of the Company or a member of his or her immediate family (collectively, the “Company Insiders”) is indebted to the Company, nor is the Company indebted (or committed to make loans or extend or guarantee credit) to any of such Persons, other than (i) for payment of salary for services rendered, (ii) reimbursement for reasonable expenses incurred on behalf of the Company, and (iii) for other employee benefits made generally available to all employees. Except as set forth in Schedule 2.22, to the Company’s knowledge, none of such individuals has any direct or indirect ownership interest in any Person with whom the Company is affiliated or with whom the Company has a contractual relationship, or in any Person that competes with the Company, except that each Company Insider and members of their respective immediate families may own less than 5% of the outstanding stock in publicly traded companies that may compete with the Company. Except as set forth in Schedule 2.22, to the knowledge of the Company, no Company Insider or any member of an Insider’s immediate family is, directly or indirectly, interested in any Material Company Contract with the Company (other than such contracts as relate to any such Person’s ownership of capital stock or other securities of the Company or such Person’s employment with the Company).

2.23 Board Approval. The board of directors of the Company (including any required committee or subgroup thereof) has, as of the date of this Agreement, duly approved, subject to the Company Stockholder Approval, this Agreement and the transactions contemplated hereby.

2.24 Survival of Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall survive the Closing until, and shall terminate and be of no further force or effect on, the Escrow Release Date.

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ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT

Subject to the exceptions set forth in Schedule 3 attached hereto (the “Parent Schedule”), Parent represents and warrants to, and covenants with, the Company and the Stockholder, as follows:

3.1 Organization and Qualification.

(a) Parent is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being or currently planned to be conducted. Parent is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted by Parent, except where the failure to have such Approvals could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. Complete and correct copies of Parent’s Charter Documents, as amended and currently in effect, have been heretofore made available to the Company. Parent is not in violation of any of the provisions of its Charter Documents.

(b) Parent is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. Each jurisdiction in which Parent is so qualified or licensed is listed in Schedule 3.1.

3.2 Subsidiaries.

(a) Parent has no direct or indirect Subsidiaries, except the Merger Sub. Except for the Merger Sub, Parent does not own, directly or indirectly, any ownership, equity, profits or voting interest in any Person or has any agreement or commitment to purchase any such interest, and has not agreed and is not obligated to make nor is bound by any written, oral or other agreement, contract, subcontract, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan, commitment or undertaking of any nature, as of the date hereof or as may hereafter be in effect under which it may become obligated to make, any future investment in or capital contribution to any other entity.

(b) The Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being or currently planned by Parent to be conducted. The Merger Sub is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being or currently planned by Parent to be conducted, except where the failure to have such Approvals could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. Complete and correct copies of the Charter Documents of the Merger Sub, as amended and currently in effect, have been heretofore delivered to the Company or Company’s counsel. Merger Sub is not in violation of any of the provisions of its Charter Documents.

(c) Merger Sub is duly qualified or licensed to do business as a foreign corporation or foreign limited liability company and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. Each jurisdiction in which each the Merger Sub is so qualified or licensed is listed in Schedule 3.2.

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(d) Merger Sub does not have any assets or properties of any kind, does not now conduct and has never conducted any business, and has and will have at the Closing no obligations or liabilities of any nature whatsoever, except for such obligations as are imposed under this Agreement.

3.3 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of Parent consists of 85,000,000 shares of Parent Common Stock and 1,000,000 shares of preferred stock, par value $.0001 per share (“Parent Preferred Stock”), of which 40,500,000 shares of Parent Common Stock are issued and outstanding, all of which are validly issued, fully paid and non-assessable, and no shares of Parent Preferred Stock are issued and outstanding. Other than the Parent Common Stock and Parent Preferred Stock, Parent has no class or series of securities authorized by its Charter Documents. The Parent Common Stock and Parent Preferred Stock are collectively referred to herein as the “Parent Stock.”

(b) No shares of Parent Stock are reserved for issuance upon the exercise of outstanding options granted to employees of Parent or other parties (“Parent Stock Options”). Except as set forth in Schedule 3.3(b) hereto, as of the date of this Agreement, no shares of the Parent Stock are reserved for issuance upon the exercise of outstanding warrants or other rights to purchase Parent Stock. All shares of the Parent Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instrument pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. All outstanding shares of Parent Stock has been issued and granted in compliance with (x) all applicable securities laws and (in all material respects) other applicable laws and regulations, and (y) all requirements set forth in any applicable the Parent Contracts (as defined in Section 3.19).

(c) The shares of Parent Common Stock to be issued by Parent in connection with the Merger, upon issuance in accordance with the terms of this Agreement, will be duly authorized and validly issued and such shares of Parent Common Stock will be fully paid and nonassessable.

(d) Except as set forth in Schedule 3.3(d) hereto, there are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which Parent is a party or by which it is bound obligating the Parent or Merger Sub to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock, partnership interests or similar ownership interests of Parent or Merger Sub or obligating Parent or Merger Sub to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement.

(e) Except as set forth in Schedule 3.3(e), there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreements or understandings to which the Parent is a party or by which the Parent is bound with respect to any equity security of any class of the Parent.

(f) No outstanding shares of Parent Common Stock are unvested or subject to a repurchase option, risk of forfeiture or other condition under any applicable agreement with Parent.

(g) The authorized and outstanding capital stock of the Merger Sub is 100 shares of common stock, par value $0.0001 per share. Parent owns all of the outstanding equity securities of the Merger Sub, free and clear of all Liens.

3.4 Authority Relative to this Agreement. Each of Parent and Merger Sub has all necessary corporate power and authority to: (i) execute and deliver this Agreement, and each ancillary document that Parent or Merger Sub is to execute or deliver pursuant to this Agreement, and (ii) carry out Parent’s and Merger Sub’s obligations hereunder and thereunder and, to consummate the transactions contemplated hereby (including the Merger). The execution and delivery of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby (including the Merger) have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub (including the approval by their respective boards of directors), and

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no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, other than the Parent Stockholder Approval (as defined in Section 5.1(a)). This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery thereof by the other parties hereto, constitutes the legal and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity.

3.5 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub shall not: (i) conflict with or violate Parent’s or Merger Sub’s Charter Documents, (ii) conflict with or violate any Legal Requirements, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair Parent’s or Merger Sub’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien on any of the properties or assets of Parent pursuant to, any Parent Contracts, except, with respect to clauses (ii) or (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually and in the aggregate, have a Material Adverse Effect on Parent.

(b) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of their respective obligations hereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act, Blue Sky Laws, and the rules and regulations thereunder, and appropriate documents with the relevant authorities of other jurisdictions in which Parent or Merger Sub is qualified to do business, (ii) for the filing of any notifications required under the HSR Act and the expiration of the required waiting period thereunder, and (iii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, or prevent consummation of the Merger or otherwise prevent the parties hereto from performing their obligations under this Agreement.

3.6 Compliance. Each of Parent and Merger Sub has complied with and is not in violation of any Legal Requirements with respect to the conduct of its business, or the ownership or operation of its business, except for failures to comply or violations which, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect on Parent. Neither Parent nor the Merger Sub is in default or violation of any term, condition or provision of any applicable Charter Documents. Except as set forth in Schedule 3.6, no written notice of material non-compliance with any Legal Requirements has been received by Parent or Merger Sub (and Parent has no knowledge of any such notice delivered to any other Person). Neither Parent nor the Merger Sub is in violation of any term of any Parent Contract, except for failures to comply or violations which, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect on Parent.

3.7 SEC Filings; Financial Statements.

(a) Parent has made available to the Company a correct and complete copy of each report, registration statement and definitive proxy statement filed by Parent with the SEC (the “Parent SEC Reports”), which are all the forms, reports and documents required to be filed by Parent with the SEC prior to the date of this Agreement. All Parent SEC Reports required to be filed by Parent in the twenty-four (24) month period prior to the date of this Agreement were filed in a timely manner. As of their respective dates the Parent SEC Reports: (i) were prepared in accordance and complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Reports, and (ii) did not at the time they were filed (and if

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amended or superseded by a filing prior to the date of this Agreement then on the date of such filing and as so amended or superseded) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent set forth in the preceding sentence, Parent makes no representation or warranty whatsoever concerning any Parent SEC Report as of any time other than the date or period with respect to which it was filed.

(b) Except as set forth in Schedule 3.7(b), each set of financial statements (including, in each case, any related notes thereto) contained in Parent SEC Reports, including each Parent SEC Report filed after the date hereof until the Closing, complied or (with respect to filings after the date hereof) will comply as to form in all material respects with the published rules and regulations of the SEC with respect thereto, was or (with respect to filings after the date hereof) will be prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, do not contain footnotes as permitted by Form 10-Q of the Exchange Act) and each fairly presents or (with respect to filings after the date hereof) will fairly present in all material respects the financial position of Parent at the respective dates thereof and the results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were, are or (with respect to filings after the date hereof) will be subject to normal adjustments which were not or are not expected to have a Material Adverse Effect on Parent taken as a whole.

3.8 No Undisclosed Liabilities. Parent has no liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the financial statements included in Parent SEC Reports that are, individually or in the aggregate, material to the business, results of operations or financial condition of Parent, except (i) liabilities provided for in or otherwise disclosed in a balance sheet or in the related notes to the financial statements included in Parent SEC Reports filed prior to the date hereof, and (ii) liabilities incurred since December 31, 2008 in the ordinary course of business, none of which would reasonably be expected to have a Material Adverse Effect on Parent.

3.9 Absence of Certain Changes or Events. Except as contemplated by this Agreement, since December 31, 2008, there has not been: (i) any Material Adverse Effect on Parent, (ii) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of Parent’s capital stock, or any purchase, redemption or other acquisition by Parent of any of Parent’s capital stock or any other securities of Parent or any options, warrants, calls or rights to acquire any such shares or other securities, (iii) any split, combination or reclassification of any of Parent’s capital stock, (iv) any granting by Parent of any increase in compensation or fringe benefits, except for normal increases of cash compensation in the ordinary course of business consistent with past practice, or any payment by Parent of any bonus, except for bonuses made in the ordinary course of business consistent with past practice, or any granting by Parent of any increase in severance or termination pay or any entry by Parent into any currently effective employment, severance, termination or indemnification agreement or any agreement the benefits of which are contingent or the terms of which are materially altered upon the occurrence of a transaction involving Parent of the nature contemplated hereby, (v) entry by Parent into any licensing or other agreement with regard to the acquisition or disposition of any Intellectual Property other than licenses in the ordinary course of business consistent with past practice or any amendment or consent with respect to any licensing agreement filed or required to be filed by Parent with respect to any Governmental Entity, (vi) any material change by Parent in its accounting methods, principles or practices, except as required by concurrent changes in U.S. GAAP, (vii) any change in the auditors of Parent, (viii) any issuance of capital stock of Parent, (ix) any revaluation by Parent of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable or any sale of assets of Parent other than in the ordinary course of business or (x) any agreement, whether written or oral, to do any of the foregoing.

3.10 Litigation. There are no claims, suits, actions or proceedings pending or to Parent’s knowledge, threatened against Parent, before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator.

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3.11 Employee Benefit Plans. Except as may be contemplated by the Parent Plan (as defined in Section 5.1(a)), Parent does not maintain, and has no liability under, any employee compensation, severance, deferred compensation, incentive, fringe or benefit plans, programs, policies, commitments or other arrangements (whether or not set forth in a written document and including, without limitation, all “employee benefit plans” within the meaning of Section 3(3) of ERISA) covering any active or former employee, director or consultant of the Parent, or any trade or business (whether or not incorporated) which is under common control with the Parent within the meaning of Section 414 of the Code (“Parent Benefit Plan”), and neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any stockholder, director or employee of Parent, or (ii) result in the acceleration of the time of payment or vesting of any such benefits. Parent is not a party to any agreement, contract or arrangement (including this Agreement) that would reasonably be likely to result, separately or in the aggregate in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code as a result of the consummation of the transactions contemplated by this Agreement or future transactions involving Parent. No Parent Benefit Plan provides for the reimbursement of excise Taxes under Section 4999 of the Code or any income Taxes under the Code.

3.12 Labor Matters. Parent is not a party to any collective bargaining agreement or other labor union contract applicable to persons employed by Parent and Parent does not know of any activities or proceedings of any labor union to organize any such employees.

3.13 Business Activities. Since its organization, Parent has not conducted any business activities other than activities directed toward the accomplishment of a business combination. Except as set forth in the Parent Charter Documents, there is no agreement, commitment, judgment, injunction, order or decree binding upon Parent or to which Parent is a party which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Parent, any acquisition of property by Parent or the conduct of business by Parent as currently conducted other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have, a Material Adverse Effect on Parent.

3.14 Title to Property. Parent does not own or lease any real property or personal property. Except as set forth in Schedule 3.14, there are no options or other contracts under which Parent has a right or obligation to acquire or lease any interest in real property or personal property.

3.15 Taxes. Except as set forth in Schedule 3.15 hereto:

(a) Parent has timely filed all Returns required to be filed by Parent with any Tax authority prior to the date hereof, except such Returns which are not material to Parent. All such Returns are true, correct and complete in all material respects. Parent has paid all Taxes shown to be due on such Returns.

(b) All Taxes that Parent is required by law to withhold or collect have been duly withheld or collected, and have been timely paid over to the proper governmental authorities to the extent due and payable.

(c) Parent has not been delinquent in the payment of any Tax that has not been accrued for in Parent’s books and records of account for the period for which such Tax relates nor is there any Tax deficiency outstanding, proposed or assessed against Parent, nor has Parent executed any unexpired waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

(d) To the knowledge of Parent, no audit or other examination of any Return of Parent by any Tax authority is presently in progress, nor has Parent been notified of any request for such an audit or other examination.

(e) No adjustment relating to any Returns filed by Parent has been proposed in writing, formally or informally, by any Tax authority to Parent or any representative thereof.

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(f) Parent has no liability for any unpaid Taxes which have not been accrued for or reserved on Parent’s balance sheets included in the audited financial statements for the most recent fiscal year ended, whether asserted or unasserted, contingent or otherwise, other than any liability for unpaid Taxes that may have accrued since the end of the most recent fiscal year in connection with the operation of the business of Parent in the ordinary course of business, none of which is material to the business, results of operations or financial condition of Parent or, if any such amount is material, it has been accrued on the books and records of Parent in accordance with U.S. GAAP.

(g) Parent has not taken or agreed to take any action not provided for in this Agreement (nor does Parent have knowledge of any fact or circumstance whether or not specified or provided for in this Agreement) that is reasonably likely to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.16 Environmental Matters. Except for such matters that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on Parent: (i) Parent has complied with all applicable Environmental Laws; (ii) Parent is not subject to liability for any Hazardous Substance disposal or contamination on any third party property; (iii) Parent has not been associated with any release or threat of release of any Hazardous Substance; (iv) Parent has not received any notice, demand, letter, claim or request for information alleging that Parent may be in violation of or liable under any Environmental Law; and (v) Parent is not subject to any orders, decrees, injunctions or other arrangements with any Governmental Entity or subject to any indemnity or other agreement with any third party relating to liability under any Environmental Law or relating to Hazardous Substances.

3.17 Brokers. Except as set forth on Schedule 3.17, Parent has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agent’s commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

3.18 Intellectual Property. Parent does not own, license or otherwise have any right, title or interest in any Intellectual Property or Registered Intellectual Property except non-exclusive rights to the names “Victory” and “Victory Acquisition.”

3.19 Agreements, Contracts and Commitments.

(a) Except as set forth in the Parent SEC Reports filed prior to the date of this Agreement, other than confidentiality and non-disclosure agreements (copies of which have been made available to the Company or the Company’s counsel), there are no contracts, agreements, leases, mortgages, indentures, notes, bonds, liens, license, permit, franchise, purchase orders, sales orders or other understandings, commitments or obligations (including without limitation outstanding offers or proposals) of any kind, whether written or oral, to which Parent is a party or by or to which any of the properties or assets of Parent may be bound, subject or affected. All Parent Contracts are listed in Schedule 3.19 other than those that are exhibits to the Parent SEC Reports.

(b) Except as set forth in Schedule 3.19, each Parent Contract was entered into at arms’ length and in the ordinary course, is in full force and effect and is valid and binding upon and enforceable against each of the parties thereto. True, correct and complete copies of all Parent Contracts (or written summaries in the case of oral Parent Contracts) and of all outstanding offers or proposals of Parent have been heretofore made available to the Company or the Company’s counsel.

(c) Neither Parent nor, to the knowledge of Parent, any other party thereto is in breach of or in default under, and no event has occurred which with notice or lapse of time or both would become a breach of or default under, any Parent Contract, and no party to any Parent Contract has given any written notice of any claim of any such breach, default or event, which, individually or in the aggregate, are reasonably likely to have a Material Adverse Effect on Parent. Each agreement, contract or commitment to which Parent is a party or by which it is bound that has not expired by its terms is in full force and effect, except where such failure to be in full force and effect is not reasonably likely to have a Material Adverse Effect on Parent.

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3.20 Insurance. Except for directors’ and officers’ liability insurance, Parent does not maintain any Insurance Policies.

3.21 Interested Party Transactions. Except as set forth in the Parent SEC Reports filed prior to the date of this Agreement: (a) no employee, officer, director or stockholder of Parent or a member of his or her immediate family is indebted to Parent nor is Parent indebted (or committed to make loans or extend or guarantee credit) to any of them, other than reimbursement for reasonable expenses incurred on behalf of Parent; (b) to Parent’s knowledge, none of such individuals has any direct or indirect ownership interest in any Person with whom Parent is affiliated or with whom Parent has a material contractual relationship, or any Person that competes with Parent, except that each employee, stockholder, officer or director of Parent and members of their respective immediate families may own less than 5% of the outstanding stock in publicly traded companies that may compete with Parent; and (c) to Parent’s knowledge, no officer, director or stockholder or any member of their immediate families is, directly or indirectly, interested in any material contract with Parent (other than such contracts as relate to any such individual ownership of capital stock or other securities of Parent).

3.22 Indebtedness. Except as set forth on Schedule 3.22, Parent has no indebtedness for borrowed money.

3.23 NYSE Amex Listing. Parent Common Stock, Parent’s warrants and Parent’s units are listed for trading on the NYSE Amex (the “NYSEA”). Except as set forth on Schedule 3.23, there is no action or proceeding pending or, to Parent’s knowledge, threatened against Parent by the NYSEA with respect to any intention by such entity to prohibit or terminate the listing of Parent Common Stock on the NYSEA.

3.24 Board Approval. The board of directors of Parent (including any required committee or subgroup of the board of directors of Parent) has, as of the date of this Agreement, unanimously (i) declared the advisability of the Merger and approved this Agreement and the transactions contemplated hereby, (ii) determined that the Merger is in the best interests of the stockholders of Parent and (iii) determined that the fair market value of the Company is equal to at least 80% of the balance in the Trust Fund (as defined in Section  3.25) not including deferred underwriting discounts and commissions.

3.25 Trust Fund. As of the date hereof and at the Closing Date, Parent has and will have no less than $330,000,000 invested in United States Government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment the Company Act of 1940 in a trust account administered by Continental (the “Trust Fund”); provided that a portion of the Trust Fund shall be utilized in accordance with Section 5.19.

3.26 Governmental Filings. Except as set forth in Schedule 3.26, Parent has been granted and holds, and has made, all Governmental Actions/Filings necessary to the conduct by Parent of its business (as presently conducted), and true, complete and correct copies of which have heretofore been delivered to the Company or its counsel. Each such Governmental Action/Filing is in full force and effect and, except as disclosed in Schedule 3.26, will not expire prior to December 31, 2009, and Parent is in compliance with all of its obligations with respect thereto. No event has occurred and is continuing which requires or permits, or after notice or lapse of time or both would require or permit, and consummation of the transactions contemplated by this Agreement or any ancillary documents will not require or permit (with or without notice or lapse of time, or both), any modification or termination of any such Governmental Actions/Filings except such events which, either individually or in the aggregate, would not have a Material Adverse Effect upon Parent.

3.27 Survival of Representations and Warranties. The representations and warranties Parent set forth in this Agreement shall survive the Closing until, and shall terminate and be of no further force or effect on, the Escrow Release Date.

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ARTICLE IV

CONDUCT PRIOR TO THE EFFECTIVE TIME

4.1 Conduct of Business by the Company and Parent. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, each of the Company, Merger Sub, Parent and their respective Subsidiaries shall, except to the extent that the other party shall otherwise consent in writing or as contemplated by this Agreement or as set forth in Schedule 4.1, carry on its business in the usual, regular and ordinary course consistent with past practices, in substantially the same manner as heretofore conducted and in compliance with all applicable laws and regulations (except where noncompliance would not be reasonably expected to have a Material Adverse Effect), pay its debts and taxes when due subject to good faith disputes over such debts or taxes, pay or perform other material obligations when due, and use commercially reasonable efforts consistent with past practices and policies to (i) preserve substantially intact its present business organization, (ii) keep available the services of its present key officers and key employees and (iii) preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has significant business dealings. In addition, except as required by the terms of this Agreement and except as set forth in Schedule 4.1, without the prior written consent of the other party, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, each of the Company, Merger Sub, Parent and their respective Subsidiaries shall not do any of the following:

(a) waive any stock repurchase rights, accelerate, amend or (except as specifically provided for herein) change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant, director or other stock plans or authorize cash payments in exchange for any options granted under any of such plans;

(b) grant any severance or termination pay to (i) any officer or (ii) any employee, except with respect to the Company or any of its Subsidiaries, pursuant to applicable law, the existing terms of written agreements outstanding, or policies existing on the date hereof and as previously or concurrently disclosed in writing or made available to the other party, or adopt any new severance plan, or amend or modify or alter in any manner any severance plan, agreement or arrangement existing on the date hereof;

(c) transfer or license to any person or otherwise extend, amend or modify any material rights to any Intellectual Property of the Company, any Subsidiary of the Company or Parent, as applicable, or enter into grants to transfer or license to any person future patent rights, other than, with respect to the Company or any Subsidiary of the Company in the ordinary course of business consistent with past practices provided that in no event shall the Company, any Subsidiary of the Company or Parent license on an exclusive basis or sell any Intellectual Property of the Company, any Subsidiary of the Company or Parent as applicable;

(d) declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock, or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

(e) except as permitted by Section 5.21, purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock or other equity securities or ownership interests of the Company and Parent, as applicable;

(f) issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of capital stock or other equity securities or ownership interests, or subscriptions, rights, warrants or options to acquire any shares of capital stock or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of capital stock or other equity securities or other ownership interests, or enter into other agreements or commitments of any character obligating it to issue any such shares, equity securities or other ownership interests or convertible or exchangeable securities;

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(g) amend its Charter Documents;

(h) acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, in the case of the Company and its Subsidiaries, which are material, individually or in the aggregate, to the business of the Company and its Subsidiaries, taken as a whole, or enter into any joint ventures, strategic partnerships or alliances or other arrangements that provide for exclusivity of territory or otherwise restrict such party’s ability to compete or to offer or sell any products or services;

(i) sell, lease, license, encumber or otherwise dispose of any properties or assets, except with respect to the Company and its Subsidiaries, (A) sales of inventory in the ordinary course of business consistent with past practice, and (B) the sale, lease or disposition (other than through licensing) of property or assets that are not material, individually or in the aggregate, to the business of the Company and its Subsidiaries, taken as a whole;

(j) incur any indebtedness for borrowed money (other than, with respect to the Company and its Subsidiaries, under its existing credit facilities as may be required for working capital needs in the ordinary course of business and, with respect to Parent, as permitted pursuant to Section 5.18) or guarantee any such indebtedness of another Person or Persons, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Parent or the Company or any Subsidiary of the Company, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing;

(k) adopt or amend any employee benefit plan, policy or arrangement, any employee stock purchase or employee stock option plan, or enter into any employment contract or collective bargaining agreement (other than, with respect to the Company and its Subsidiaries, offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable “at will”), pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants, except, with respect to the Company and its Subsidiaries, in the ordinary course of business consistent with past practices or to conform to the requirements of any applicable law;

(l) pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), or litigation (whether or not commenced prior to the date of this Agreement) other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practices or in accordance with their terms, or liabilities recognized or disclosed in the most recent financial statements included in the Parent SEC Reports filed prior to the date of this Agreement or the Company’s Unaudited Financial Statements, as applicable, or incurred since the date of such financial statements, or waive the benefits of, agree to modify in any manner, terminate, release any person from or knowingly fail to enforce any confidentiality or similar agreement to which the Company or any Subsidiary of the Company is a party or of which the Company or any Subsidiary of the Company is a beneficiary or to which Parent is a party or of which Parent is a beneficiary, as applicable;

(m) except in the ordinary course of business consistent with past practices, modify, amend or terminate any Material Company Contract or Parent Contract, as applicable, or waive, delay the exercise of, release or assign any material rights or claims thereunder;

(n) except as required by U.S. GAAP, revalue any of its assets or make any change in accounting methods, principles or practices;

(o) except, in the case of the Company and its Subsidiaries, in the ordinary course of business consistent with past practices, incur or enter into any agreement, contract or commitment requiring such party to pay in excess of $100,000 in any 12-month period;

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(p) settle any litigation, except in the case of the Company or any Subsidiary of the Company, where the consideration given is other than monetary in an amount less than $100,000 or to which an Insider is a party;

(q) make or rescind any Tax elections that, individually or in the aggregate, could be reasonably likely to adversely affect in any material respect the Tax liability or Tax attributes of such party, settle or compromise any material income tax liability or, except as required by applicable law, materially change any method of accounting for Tax purposes or prepare or file any Return in a manner inconsistent with past practice;

(r) take any action not provided for or contemplated in this Agreement that would cause the Merger to fail to qualify, as a reorganization within the meaning of section 368(a) of the Code;

(s) form or establish any subsidiary except, in the case of the Company or any Subsidiary of the Company, in the ordinary course of business consistent with prior practice;

(t) permit any Person (to the extent permission is required) to exercise any of its discretionary rights under any Plan to provide for the automatic acceleration of any outstanding options, the termination of any outstanding repurchase rights or the termination of any cancellation rights issued pursuant to such plans;

(u) make capital expenditures except, in the case of the Company or any Subsidiary of the Company, in accordance with prudent business and operational practices consistent with past practices;

(v) enter into any transaction with or distribute or advance any assets or property to any of its officers, directors, partners, stockholders, managers, members or other Affiliates other than the payment of salary and benefits and tax distributions in the ordinary course of business consistent with past practices; or

(w) agree in writing or otherwise agree, commit or resolve to take any of the actions described in Section 4.1 (a) through (v)  above.

4.2 Exclusivity.

(a) The Company and each Stockholder shall not, and the Company and each Stockholder shall cause the Company’s officers, directors, other stockholders, employees, representatives and agents, as applicable, not to, directly or indirectly, (i) encourage, solicit, initiate, engage or participate in negotiations with any person or entity (other than the Parent) concerning any Acquisition Transaction or (ii) take any other action intended or designed to facilitate the efforts of any person or entity (other than Parent) relating to a possible Acquisition Transaction. For purposes of this Agreement, the term “Acquisition Transaction” shall mean any of the following involving the Company or any Subsidiary of the Company: (i) any merger, consolidation, share exchange, business combination or other similar transaction; or (ii) any sale, lease, exchange, transfer or other disposition of any of the assets of the Company or Subsidiaries (other than in the normal course of business consistent with past practice) or any shares of the capital stock of the Company or any Subsidiary of the Company in a single transaction or series of transactions.

(b) In the event that there is an unsolicited proposal for or an unsolicited indication of a serious interest in entering into, an Acquisition Transaction, communicated to the Company, any Stockholder or any of the Company’s officers, directors or employees or any of their representatives or agents, such party shall promptly (and in no more than 48 hours) give written notice of same to the Parent.

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ARTICLE V

ADDITIONAL AGREEMENTS

5.1 Registration Statement; Special Meeting.

(a) As soon as is reasonably practicable after execution of this Agreement, Parent shall prepare and file with the SEC under the Securities Act, and with all other applicable regulatory bodies, a registration statement on Form S-4 and/or such other applicable form (the “Registration Statement”) with respect to the issuance of the Merger Shares in the Merger, which shall include proxy materials for the purpose of soliciting proxies from holders of Parent Common Stock to vote, at a meeting of the holders of Parent Common Stock to be called for such purpose (the “Special Meeting”), in favor of, among other things, (i) the adoption of this Agreement and the approval of the Merger, (ii) the change of the name of Parent to a name selected by the Company, (iii) the adoption of an Incentive Stock Plan (the “Parent Plan”) substantially in the form of Exhibit C hereto, (iv) increasing the authorized number of shares of Parent Common Stock to 300,000,000, (v) the election of directors of Parent pursuant to Section 5.2, whose election shall be effective as of the Effective Time, (vi) other changes to Parent’s certificate of incorporation agreed by the parties, including (1) changing corporate existence to perpetual; (2) incorporating the classification of directors that would result from the election of directors as contemplated by Section 5.2; (3) removing provisions that will no longer be applicable to Parent after the merger; and (4) making certain other changes in terms, gender and number that are substantively immaterial; and (vii) an adjournment proposal to adjourn the Special Meeting if, based on the tabulated vote count, Parent and Merger Sub are not authorized to proceed with the Merger (romanettes (i) through (vii), collectively, the “Parent Stockholder Approval”). Such proxy materials shall be in the form of a proxy statement/prospectus to be used for the purposes of (1) soliciting proxies from holders of Parent Common Stock for the matters to be acted upon at the Special Meeting and (2) issuing the Merger Shares in connection with the Merger (the “Proxy Statement/Prospectus”). The Company and its counsel shall be given an opportunity to review, comment on and approve (such approval not to be unreasonably withheld, conditioned or delayed) the Parent Plan and the Registration Statement (including any amendments thereto) prior to its filing with the SEC. Parent, with the assistance of the Company, shall promptly respond to any SEC comments on the Registration Statement and shall otherwise use commercially reasonable efforts to cause the Registration Statement to be declared effective by the SEC as promptly as practicable. Each of Parent and the Company shall also take any and all commercially reasonable actions required to satisfy the requirements of the Securities Act and the Exchange Act. Prior to the Closing Date, to the extent required by applicable law, Parent shall cause the shares of Parent Common Stock to be issued to the Recipient under this Agreement to be registered or qualified under all applicable Blue Sky Laws of each of the states and territories of the United States in which it is believed, based on information furnished by the Company that Recipients reside and to take any other such actions that may be necessary to enable the Parent Common Stock be issued pursuant to the Merger and the terms of this Agreement in each such jurisdiction. Filing fees with respect to the Registration Statement and blue sky filings shall be paid by Parent and the Company in equal amounts.

(b) The Company shall use commercially reasonable efforts to give, on or prior to April 3, 2009, notice in accordance with the DGCL and the Company Charter Documents to all of its stockholders calling for a special meeting of such stockholders to consider and vote upon this Agreement and the Merger and other transactions contemplated hereby, and hold such meeting on or prior to April 13, 2009 (“Company Stockholder Meeting”). The Company shall timely send all relevant information and documentation to its stockholders in connection with the Company Stockholder Meeting and advise them of the Appraisal Rights contemplated by Section 1.14. The Company and its board of directors shall cause the Company Stockholder Meeting to take place in accordance with the foregoing (subject to adjournment with consent of Parent or if required as a result of the Commission having not yet declared the Registration Statement effective) and in compliance with the DGCL and the Company Charter Documents and, following the date hereof, shall use commercially reasonable efforts to secure, prior to the date of the Company Stockholder Meeting, agreements from holders of that number of shares of each class or series of Company Common

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Stock and Company Preferred Stock that will be necessary for the approval of this Agreement and the Merger and other transactions contemplated by this Agreement by the stockholders of the Company at the Company Stockholder Meeting (“Company Stockholder Approval”).

(c) As soon as reasonably practicable following the declaration of effectiveness of the Registration Statement by the SEC, Parent shall distribute the Proxy Statement/Prospectus to the holders of Parent Common Stock and, pursuant thereto, shall call the Special Meeting in accordance with the DGCL and, subject to the other provisions of this Agreement, solicit proxies from such holders to vote in favor of the adoption of this Agreement and the approval of the Merger and the other matters presented to the stockholders of Parent for approval or adoption at the Special Meeting, including, without limitation, the matters described in Section 5.1(a).

(d) Parent shall comply with all applicable provisions of and rules under the Exchange Act and all applicable provisions of the DGCL in the preparation, filing and distribution of the Proxy Statement/Prospectus, the solicitation of proxies thereunder, and the calling and holding of the Special Meeting. Without limiting the foregoing, Parent shall ensure that the Proxy Statement/Prospectus does not, as of the date on which it is first distributed to holders of Parent Common Stock, and as of the date of the Special Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading (provided that Parent shall not be responsible for the accuracy or completeness of any information relating to the Company or the Stockholder any other information furnished by the Company or the Stockholder for inclusion in the Proxy Statement/Prospectus). The Company represents and warrants that the information relating to the Company supplied in writing by the Company and the Stockholder for inclusion in the Proxy Statement/Prospectus will not as of the date on which the Proxy Statement/Prospectus (or any amendment or supplement thereto) is first distributed to holders of Parent Common Stock or at the time of the Special Meeting contain any statement which, at such time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or omits to state any material fact required to be stated therein or necessary in order to make the statement therein not false or misleading.

(e) Parent, acting through its board of directors, shall include in the Proxy Statement/Prospectus the recommendation of its board of directors that the holders of Parent Common Stock vote in favor of the adoption of this Agreement and the approval of the Merger, and shall otherwise use commercially reasonable efforts to obtain the Parent Stockholder Approval.

5.2 Directors and Officers of Parent after the Merger. The parties shall take all necessary action so that the persons listed in Schedule 5.2 are elected to the positions of officers and directors of the Parent, as set forth therein, to serve in such positions effective immediately after the Closing. If any Person listed in Schedule 5.2 is unable to serve, the party appointing such Person shall designate a successor; provided that, if such designation is to be made after the Closing, any successor to a Person designated by Parent shall be made by the Person serving in the capacity of Chairman of Parent immediately prior to the Closing.

5.3 HSR Act. If required pursuant to the HSR Act, as promptly as practicable after the date of this Agreement, Parent and the Company shall each prepare and file the notifications and any other information required of it thereunder in connection with the transactions contemplated by this Agreement and shall promptly and in good faith respond to all information requested of it by the Federal Trade Commission and Department of Justice in connection with such notifications in accordance with all applicable requirements of all Governmental Entities. Parent and the Company shall cooperate in good faith with each other and such Governmental Entities. Parent and the Company shall (a) promptly inform the other of any communication to or from the Federal Trade Commission, the Department of Justice or any other Governmental Entity regarding the transactions contemplated by this Agreement, (b) give the other prompt notice of the commencement of any action, suit, litigation, arbitration, proceeding or investigation by or before any Governmental Entity with respect to such transactions, (c) request an early termination of the waiting period under the HSR Act and (d) keep the other reasonably informed as to the status of any such action, suit, litigation, arbitration, proceeding or investigation. Filing fees with respect to the notifications required under the HSR Act shall be paid by Parent.

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5.4 Other Actions.

(a) As promptly as practicable after execution of this Agreement, Parent shall prepare and file a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement (“Signing Form 8-K”), which the Company shall review, comment upon and approve (which approval shall not be unreasonably withheld or delayed) prior to filing. Promptly after the execution of this Agreement, Parent and the Company shall also mutually agree on and issue a press release announcing the execution of this Agreement (the “Signing Press Release”).

(b) At least five (5) days prior to Closing, Parent shall prepare a draft Form 8-K announcing the Closing, together with, or incorporating by reference, the financial statements prepared by the Company and its accountant, and such other information that may be required to be disclosed with respect to the Merger in any report or form to be filed with the SEC (“Closing Form 8-K”), which the Company shall review, comment upon and approve (which approval shall not be unreasonably withheld or delayed) prior to filing. Prior to Closing, Parent and the Company shall mutually agree on and issue a press release announcing the consummation of the Merger hereunder (“Closing Press Release”). Concurrently with the Closing, Parent shall distribute the Closing Press Release. Concurrently with the Closing, or as soon as practicable thereafter, Parent shall file the Closing Form 8-K with the Commission.

(c) The Company and Parent shall further cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under this Agreement and applicable laws to consummate the Merger and the other transactions contemplated by this Agreement as soon as practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as soon as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity. This obligation shall include, on the part of Parent, sending to Continental a termination letter with respect to the Investment Management Trust Agreement by and between Parent and Continental.

5.5 Required Information. In connection with the preparation of the Signing Form 8-K, the Signing Press Release, the Proxy Statement/Prospectus, the Closing Form 8-K and the Closing Press Release, or any other statement, filing notice or application made by or on behalf of Parent and/or the Company to any Government Entity or other third party in connection with the Merger and the other transactions contemplated hereby, and for such other reasonable purposes, the Company and Parent each shall, upon request by the other, furnish the other with all information concerning themselves, their respective directors, officers, managers, members and stockholders (including the directors of Parent and the Company to be elected effective as of the Closing pursuant to Section 5.2 hereof) and such other matters as may be reasonably necessary or advisable in connection with the Merger, or any other statement, filing, notice or application made by or on behalf of the Company and Parent to any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated hereby. Each party warrants and represents to the other party that all such information shall be true and correct in all material respects and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

5.6 Confidentiality; Access to Information.

(a) Confidentiality. The Mutual Confidentiality and Non-Disclosure Agreement, effective on February 9, 2009, between TouchTunes Music Corporation and the Parent shall remain in full force and effect and the parties will continue to comply with such agreement.

(b) Access to Information.

(i) the Company will afford Parent and its financial advisors, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books, records and key personnel of the Company during the period prior to the Closing,

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and subject to any applicable confidentiality agreements with third parties, to obtain all information concerning the business, including the status of business development efforts, properties, results of operations and personnel of the Company as Parent may reasonably request. No information or knowledge obtained by Parent in any investigation pursuant to this Section 5.6 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

(ii) Parent will afford the Company and its financial advisors, underwriters, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books, records and personnel of Parent during the period prior to the Closing, and subject to any applicable confidentiality agreements with third parties (the existence and scope of which have been disclosed to the Company), to obtain all information concerning the business, including properties, results of operations and personnel of Parent, as the Company may reasonably request. No information or knowledge obtained by the Company in any investigation pursuant to this Section 5.6 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

5.7 Public Disclosure. From the date of this Agreement until Closing or termination of this Agreement, the parties shall cooperate in good faith to jointly prepare and mutually agree upon all press releases and public announcements pertaining to this Agreement and the transactions governed by it, and no party shall issue or otherwise make any public announcement or communication pertaining to this Agreement or the transactions contemplated hereby without the prior consent of Parent (in the case of the Company) or the Company (in the case of Parent), except as provided by Section 5.4 or as required by any legal requirement or by the rules and regulations of, or pursuant to any agreement of, a stock exchange or trading system. Each party will not unreasonably withhold approval from the others with respect to any press release or public announcement. If any party determines with the advice of counsel that it is required to make this Agreement or any terms of the transaction public or otherwise issue a press release or make public disclosure with respect thereto, it shall, at a reasonable time before making any public disclosure, consult with the other party regarding such disclosure, seek such confidential treatment for such terms or portions of this Agreement or the transaction as may be reasonably requested by the other party and disclose only such information as is legally compelled to be disclosed. This provision will not apply to confidential communications by any party to its counsel, accountants, investors, and other professional advisors.

5.8 Commercially Reasonable Efforts. Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including using commercially reasonable efforts to accomplish the following: (i) the taking of all reasonable acts necessary to cause the conditions precedent set forth in Article VI to be satisfied, (ii) the obtaining of all necessary actions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity, (iii) the obtaining of all consents, approvals or waivers from third parties required as a result of the transactions contemplated in this Agreement, including the consents referred to in Schedule 2.5 of the Company Schedule, (iv) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (v) the execution or delivery of any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. In connection with and without limiting the foregoing, Parent and its board of directors, and the Company and its board of directors, shall, if any state takeover statute or similar statute or regulation is or becomes applicable to the Merger, this Agreement or any of the transactions contemplated by this Agreement,

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use commercially reasonable efforts to enable the Merger and the other transactions contemplated by this Agreement to be consummated as promptly as practicable on the terms contemplated by this Agreement. Notwithstanding anything herein to the contrary, nothing in this Agreement shall be deemed to require Parent or the Company to agree to any divestiture by itself or any of its Affiliates of shares of capital stock or of any business, assets or property, or the imposition of any material limitation on the ability of any of them to conduct their business or to own or exercise control of such assets, properties and stock.

5.9 Sale Restrictions. No public market sales of shares of the Parent Common Stock issued as a result of the Merger shall be made by any Person listed on Schedule 5.9 hereto during the period prescribed by and as otherwise permitted pursuant by the lock-up agreements (in the form of Exhibit D hereto) executed by such Persons in connection with this Agreement (the “Lock-Up Agreements”).

5.10 No Securities Transactions. Neither the Company or the Stockholder nor any of their respective affiliates, directly or indirectly, shall engage in any transactions involving the securities of Parent prior to the time of the making of a public announcement of the transactions contemplated by this Agreement. The Company shall use commercially reasonable efforts to require each of its officers, directors, employees, agents, advisors, contractors, associates, clients, customers and representatives, to comply with the foregoing requirement.

5.11 No Claim Against Trust Fund. Notwithstanding anything else in this Agreement, the Company and each Stockholder acknowledges that it has read Parent’s final prospectus dated April 24, 2007 and understands that Parent has established the Trust Fund for the benefit of Parent’s public stockholders and that Parent may disburse monies from the Trust Fund only (a) to Parent’s public stockholders in the event they elect to convert their shares into cash in accordance with Parent’s Charter Documents and/or the liquidation of Parent, (b) to Parent after, or concurrently with, the consummation of a business combination, and (c) to Parent in limited amounts for its working capital requirements and tax obligations. The Company and each Stockholder further acknowledge that, if the transactions contemplated by this Agreement, or, upon termination of this Agreement, another business combination, are not consummated by April 24, 2009, Parent will be obligated to return to its stockholders the amounts being held in the Trust Fund. Accordingly, the Company, for itself and its subsidiaries, affiliated entities, directors, officers, employees, stockholders, representatives, advisors and all other associates and affiliates, and each Stockholder, for his, her or itself, hereby waive all rights, title, interest or claim of any kind against Parent to collect from the Trust Fund any monies that may be owed to them by Parent for any reason whatsoever, including but not limited to a breach of this Agreement by Parent or any negotiations, agreements or understandings with Parent (whether in the past, present or future), and will not seek recourse against the Trust Fund at any time for any reason whatsoever. This paragraph will survive this Agreement and will not expire and will not be altered in any way without the express written consent of the Committee, Parent, the Company and each Stockholder.

5.12 Disclosure of Certain Matters. Each of Parent and the Company will provide the other with prompt written notice of any event, development or condition that (a) would cause any of the conditions set forth in Article VI will not be satisfied or (b) would require any amendment or supplement to the Proxy Statement/Prospectus.

5.13 Securities Listing. Parent and the Company shall use commercially reasonable efforts to obtain listing for trading of the Parent Common Stock, the Parent’s warrants and the Parent units on the NYSEA, the NYSE or the Nasdaq Stock Market.

5.14 Charter Protections; Directors’ and Officers’ Liability Insurance.

(a) All rights to indemnification for acts or omissions occurring through the Closing Date now existing in favor of the current directors and officers of Parent as provided in the Charter Documents of Parent or in any indemnification agreements shall survive the Merger and shall continue in full force and effect in accordance with their terms.

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(b) For a period of six (6) years after the Closing Date, Parent shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by Parent and the Company, respectively (or policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous), with respect to claims arising from facts and events that occurred prior to the Closing Date; provided that in no event shall Parent be required to expend in excess of 200% of the annual premiums currently paid by Parent and the Company for such insurance; provided further that if the annual premiums exceed such amount, Parent shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c) If Parent or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent assume the obligations set forth in this Section 5.14.

(d) The provisions of this Section 5.14 are intended to be for the benefit of, and shall be enforceable by, each Person who will have been a director or officer of Parent for all periods ending on or before the Closing Date and may not be changed without the consent of Committee.

5.15 Insider Loans; Equity Ownership in Subsidiaries. The Company shall use commercially reasonable efforts to cause each Insider of the Company or its Subsidiaries to, at or prior to Closing (i) repay to the Company any loan by the Company to such Person and any other amount owed by such Person to the Company; (ii) cause any guaranty or similar arrangement pursuant to which the Company has guaranteed the payment or performance of any obligations of such Person to a third party to be terminated; and (iii) cease to own any direct equity interests in any Subsidiary of the Company or in any other Person that utilizes the name “TouchTunes” or any other names comprising the Intellectual Property or any derivative thereof.

5.16 Audited Financial Information. The Company shall use commercially reasonable efforts to deliver to Parent audited financial statements of the Company on or prior to April 2, 2009, including statements of operations, statements of cash flows, statements of stockholders equity and balance sheet (and notes thereto) for the fiscal year ending December 28, 2008 (the “2008 Audited Financial Statements”). The 2008 Audited Financial Statements shall present the financials of the Company and each Subsidiary of the Company on a consolidated basis. The 2008 Audited Financial Statements shall be audited by a PCOAB-registered accounting firm and shall comply with US GAAP. The 2008 Audited Financial Statements shall be included in the Registration Statement as declared effective by the SEC.

5.17 Access to Financial Information. The Company will, and will use commercially reasonable efforts to cause its auditors to (a) continue to provide Parent and its advisors access to all of the Company’s financial information used in the preparation of its 2008 Audited Financial Statements, 2007 and 2006 Financial Statements and Unaudited Financial Statements and (b) cooperate fully with any reviews performed by Parent or its advisors of any such financial statements or information.

5.18 Parent Borrowings; Indebtedness. Through the Closing, Parent shall be allowed to borrow from its directors, officers and/or stockholders to meet its reasonable capital requirements, with any such loans to be made only as reasonably required by the operation of Parent in due course on a non-interest bearing basis and repayable at Closing from the Trust Fund. Any indebtedness of Parent existing immediately prior to the Closing Shall be paid in full immediately upon the release of funds from the Trust Fund.

5.19 Trust Fund Disbursement. Parent shall cause the Trust Fund to be disbursed to Parent and as otherwise contemplated by this Agreement immediately upon the Closing. All liabilities and obligations of Parent due and owing or incurred at or prior to the Effective Time shall be paid as and when due, including all amounts payable (i) to stockholders who elect to have their shares converted to cash in accordance with the provisions of Parent’s Charter Documents, (ii) all amounts payable in connection with any of the arrangements or transactions

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contemplated by Section 5.20 (including all costs and expenses in connection therewith), (iii) as deferred underwriters’ compensation in connection with Parent’s initial public offering, (iv) for income tax or other tax obligations of Parent prior to Closing, (v) as repayment of loans and reimbursement of expenses to directors, officers and founding stockholders of Parent, (vi) in repayment of the Vantage Note, which shall be paid at Closing in its entirety, and (vii) to third parties (e.g., professionals, printers, etc.) who have rendered services to Parent in connection with its operations and efforts to effect a business combination, including the Merger.

5.20 Certain Actions with Respect to Parent Securities. It is agreed that, notwithstanding anything to the contrary contained in this Agreement, Parent and its affiliates shall be permitted to use proceeds of the Trust Fund upon closing of the Merger as necessary to fund agreements and arrangements relating to the repurchase or redemption of Parent Common Stock for the purposes of enhancing the likelihood of and securing approval of the transactions contemplated hereby by the holders of Parent Common Stock; provided that any such actions or agreements are taken or entered into only in accordance with any parameters established in a written agreement between Parent and the Company (as the same may be amended from time to time) and that the Company shall be given the opportunity to reasonably and timely review and comment on any agreements with respect thereto, for purposes of confirming that they are in compliance with any agreed parameters).

5.21 Certain Tax Matters. Each of Parent, Merger Sub and the Company (and their Affiliates) will use commercially reasonable efforts, and each party agrees to cooperate with the other parties and to provide to the other parties such information and documentation as may be necessary, proper or advisable, to cause the Merger to qualify as a reorganization within the meaning of section 368(a) of the Code. Each of Parent, Merger Sub and the Company will use commercially reasonable efforts to make the representations to Covington & Burling LLP (or Graubard Miller), referred to in Section 6.2(k).

5.22 Termination of Certain Stockholders Agreements. The Company and Stockholder shall use commercially reasonable efforts to cause the termination, effective as of the Effective Time, of (a) the amended and restated investors’ rights agreement, dated as of September 15, 2008, by and among the Company and the investors named therein (the “2008 Investors Rights Agreement”), (b) the amended and restated voting agreement, dated as of September 15, 2008, by and among the Company and the stockholders named therein (the “2008 Stockholders Agreement”) and (c) the amended and restated first refusal and co-sale Agreement, dated as of September 15, 2008, by and among the Company and the stockholders named therein (the “2008 ROFR Agreement”), in each case without payment of any consideration of any kind except as contemplated by this Agreement.

ARTICLE VI

CONDITIONS TO THE TRANSACTION

6.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of the following conditions:

(a) Parent Stockholder Approval. The Parent Stockholder Approval shall have been obtained and the Parent Plan shall have been duly approved and adopted by the stockholders of Parent by the requisite vote under the laws of the State of Delaware.

(b) Parent Common Stock. Holders of twenty percent (20%) or more of the shares of Parent Common Stock issued in Parent’s initial public offering of securities and outstanding immediately before the Closing shall not have exercised their rights to convert their shares into a pro rata share of the Trust Fund in accordance with Parent’s Charter Documents.

(c) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

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(d) HSR Act; No Order. All specified waiting periods under the HSR Act shall have expired (or been terminated early), and no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger, substantially on the terms contemplated by this Agreement.

6.2 Additional Conditions to Obligations of the Company and the Stockholders. The obligations of the Company and the Stockholders to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a) Representations and Warranties. Each representation and warranty of Parent and Merger Sub contained in this Agreement that is (i) qualified as to materiality shall have been true and correct (A) as of the date of this Agreement and (B) on and as of the Closing Date with the same force and effect as if made on the Closing Date, and (ii) not qualified as to materiality shall have been true and correct (A) as of the date of this Agreement and (B) in all material respects on and as of the Closing Date with the same force and effect as if made on the Closing Date. The Company shall have received a certificate with respect to the foregoing signed on behalf of Parent by an authorized officer of Parent (“Parent Closing Certificate”).

(b) Agreements and Covenants. Parent and Merger Sub shall each have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date, and the Parent Closing Certificate shall include a provision to such effect.

(c) No Litigation. No action, suit or proceeding shall be pending or threatened before any Governmental Entity which is reasonably likely to (i) prevent consummation of any of the transactions contemplated by this Agreement, (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or (iii) affect materially and adversely the right of Parent to own, operate or control any of the assets and operations of the Company following the Merger and no order, judgment, decree, stipulation or injunction to any such effect shall be in effect.

(d) Consents. Parent shall have obtained the consents, waivers and approvals required to be obtained by Parent in connection with the consummation of the transactions contemplated hereby, other than consents, waivers and approvals the absence of which, either alone or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent and the Parent Closing Certificate shall include a provision to such effect.

(e) Execution of Voting Agreement. The voting agreement substantially in the form of Exhibit E hereto (“Directors Election Voting Agreement”) shall have been executed and delivered by Parent and each of the Victory Sponsors (as defined therein) and (assuming valid execution of same by all the other parties thereto).

(f) SEC Compliance. Immediately prior to Closing, Parent shall be in compliance in all material respects with the reporting requirements under the Securities Act and Exchange Act.

(g) Other Deliveries. At or prior to Closing, Parent shall have delivered to the Company (i) copies of resolutions and actions taken by Parent’s board of directors and stockholders in connection with the approval of this Agreement and the transactions contemplated hereunder, and (ii) such other documents or certificates as shall reasonably be required by the Company and its counsel in order to consummate the transactions contemplated hereunder.

(h) Resignations. The persons listed in Schedule 6.2(h), constituting all of the pre-Closing officers and directors of Parent, shall have resigned from all of their positions and offices with Parent.

(i) Escrow Agreements. The Escrow Agreement and EBITDA Shares Escrow Agreement shall each have been executed and delivered by Parent and shall be in full force and effect with respect to Parent.

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(j) Trust Fund. Parent shall have made appropriate arrangements, subject to Section 5.19, to have the Trust Fund dispersed to Parent immediately upon the Closing and in accordance with Section 5.19. At the Closing, the chief executive officer of Parent shall deliver a certificate to the Company setting forth the amount of disbursements from the Trust Fund or from the Parent or any of its subsidiaries at or after the closing required to be made to satisfy all liabilities and obligations of Parent due and owing or incurred at or prior to the Effective Time, such liabilities and obligations not to exceed the amounts therefor set forth on Schedule 6.2(j), For clarity, Schedule 6.2(j) does not include amounts payable as contemplated by clauses (i), (ii) or (vi) of Section 5.19, but does include all other amounts paid or payable out of the Trust Fund or otherwise by Parent after the date hereof and to and including the Closing.

(k) Tax Opinion. The Company shall have received the opinion of Covington & Burling LLP (“C&B”), counsel to the Company, or, if C&B is unable to render the opinion in good faith, Graubard Miller, counsel to Parent, dated the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, and each of Parent and the Company will be treated as a party to the reorganization within the meaning of Section 368(b) of the Code. In rendering such opinion, the firm rendering such opinion may require and rely on customary representations and covenants of Parent, Merger Sub and the Company reasonably satisfactory in form and substance to such firm.

6.3 Additional Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Parent:

(a) Representations and Warranties. Each representation and warranty of the Company contained in this Agreement that is (i) qualified as to materiality shall have been true and correct (A) as of the date of this Agreement and (B) on and as of the Closing Date with the same force and effect as if made on the Closing Date, and (ii) not qualified as to materiality shall have been true and correct (A) as of the date of this Agreement and (B) in all material respects on and as of the Closing Date, with the same force and effect as if made on the Closing Date. Parent shall have received a certificate with respect to the foregoing signed on behalf of the Company by an authorized officer of the Company (“Company Closing Certificate”).

(b) Agreements and Covenants. The Company and the Stockholders shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them at or prior to the Closing Date, and the Company Closing Certificate shall include a provision to such effect.

(c) No Litigation. No action, suit or proceeding shall be pending or threatened before any Governmental Entity which is reasonably likely to (i) prevent consummation of any of the transactions contemplated by this Agreement, (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation or (iii) affect materially and adversely the right of Parent to own, operate or control any of the assets and operations of the Company following the Merger and no order, judgment, decree, stipulation or injunction to any such effect shall be in effect.

(d) Consents. The Company shall have obtained the consents, waivers, permits and approvals set forth on Schedule 2.5(b).

(e) [Intentionally omitted.]

(f) Lock-Up Agreements. The Lock-Up Agreements shall have been executed and delivered by the Stockholders and shall be in full force and effect with respect to the Stockholders.

(g) Escrow Agreements. The Escrow Agreement and the EBITDA Shares Escrow Agreement shall each have been executed and delivered by Parent, the Representative and each Stockholder and shall be in full force and effect with respect to Parent, the Representative and each Stockholder.

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(h) Other Deliveries. At or prior to Closing, the Company shall have delivered to Parent: (i) copies of resolutions and actions taken by the Company’s and Merger Sub’s board of directors and Stockholders in connection with the approval of this Agreement and the transactions contemplated hereunder, and (ii) such other documents or certificates as shall reasonably be required by Parent and its counsel in order to consummate the transactions contemplated hereunder.

(i) Insider Loans; Equity Ownership in Subsidiaries. All outstanding indebtedness owed by the Company’s Insiders shall have been repaid in full, including the indebtedness and other obligations described on Schedule 2.22, and all outstanding guaranties and similar arrangements pursuant to which the Company has guaranteed the payment or performance of any obligations of any of the Company’s Insiders to a third party shall have been terminated, and no Insider shall own any direct equity interests in any Subsidiary of the Company or in any other Person that utilizes the name “Company” or any other name comprising the Intellectual Property or any derivative thereof.

(j) Company Stockholder Approval. All actions prescribed by Section 5.1(b) shall have been duly taken and the Company Stockholder Approval shall be effective in accordance with the DGCL and the Company Charter Documents.

(k) 2008 Audited Financial Statements. Parent shall have received the 2008 Audited Financial Statements. The 2008 Audited Annual Financials shall not differ from the Unaudited Financial Statements in a manner that causes any condition to Closing to not be met or which otherwise indicates a material adverse change to the Company from that set forth in the Unaudited Financial Statements.

(l) Dissenter Right Exercises. Holders of not more than 5% of the total aggregate outstanding Company Common Stock and Company Preferred Stock (based upon the number of Merger Shares they would otherwise be entitled to receive) shall have exercised dissenter’s rights as contemplated by Section 1.14.

(m) Vantage Note. The Vantage Note shall have been repaid concurrently with the Closing.

(n) Termination of Stockholders Agreements. The 2008 Investors Rights Agreement, the 2008 Stockholders Agreement and the 2008 ROFR Agreement shall have been terminated as prescribed by Section 5.22.

ARTICLE VII

INDEMNIFICATION

7.1 Indemnification.

(a) Subject to the terms and conditions of this Article VII (including without limitation the limitations set forth in Section 7.4), Parent and their respective representatives, successors and permitted assigns (the “Parent Indemnitees”) shall be indemnified, defended and held harmless with respect to the matters under Sections 7.1(a)(i) and 7.1(a)(ii), below, but only to the extent of the Escrow Shares, from and against all Losses asserted against, resulting to, imposed upon, or incurred by any Parent Indemnitee by reason of, arising out of or resulting from:

(i) the inaccuracy or breach of any representation or warranty of the Company contained in or made pursuant to this Agreement, any Schedule or any certificate delivered by the Company to Parent pursuant to this Agreement with respect hereto or thereto in connection with the Closing; or

(ii) the non-fulfillment or breach of any covenant or agreement of the Company contained in this Agreement or any other agreement among the parties contemplated hereby.

(b) As used in this Article VII, the term “Losses”, subject to Section 7.4(e) hereof, shall include all actual losses, liabilities, damages, judgments, awards, orders, penalties, settlements, costs and expenses (including, without limitation, interest, penalties, court costs and reasonable legal fees and expenses)

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including those arising from any demands, claims, suits, actions, costs of investigation, notices of violation or noncompliance, causes of action, proceedings and assessments whether or not made by third parties or whether or not ultimately determined to be valid. Solely for the purpose of determining the amount of any Losses (and not for determining any breach) for which the Parent Indemnitees or the Company Indemnitees (each of the Parent Indemnitees and the Company Indemnitees, the “Indemnitees”) may be entitled to indemnification pursuant to Article VII, any representation or warranty contained in this Agreement that is qualified by a term or terms such as “material,” “materially,” or “Material Adverse Effect” shall be deemed made or given without such qualification and without giving effect to such words.

(c) Subject to the terms and conditions of this Article VII (including without limitation the limitations set forth in Section 7.4), the Recipients and their respective representatives, successors and permitted assigns (the “Company Indemnitees”) shall be indemnified, defended and held harmless by Parent with respect to the matters under Sections 7.1(c)(i), 7.1(c)(ii) and 7.1(c)(iii), below, but only to the extent of a number of shares of Parent Common Stock equal to the initial amount of the Escrow Shares, from and against all Losses asserted against, resulting to, imposed upon, or incurred by any Company Indemnitee by reason of, arising out of or resulting from:

(i) the inaccuracy or breach of any representation or warranty of the Parent contained in or made pursuant to this Agreement, any Schedule or any certificate delivered by the Company to Parent pursuant to this Agreement with respect hereto or thereto in connection with the Closing;

(ii) the non-fulfillment or breach of any covenant or agreement of the Parent contained in this Agreement or any other agreement among the parties contemplated hereby; or

(iii) any claims, action, suit or proceeding, to the extent arising out or resulting from the actions taken by Parent in accordance with Section 5.20 or any agreement between Parent and the Company contemplated thereby;

provided that only the Representative may bring a claim on behalf of any Company Indemnitee pursuant to this Section 7.1(c) (and it shall not be obligated to bring any such claim, whether or not it has knowledge of any Loss that a Company Indemnitee may have suffered that is indemnifiable pursuant to this Section  7.1(c)).

7.2 Indemnification of Third Party Claims. The indemnification obligations and liabilities under this Article VII with respect to actions, proceedings, lawsuits, investigations, demands or other claims brought against an Indemnitee by a Person other than the Parent, the Company or a Stockholder (a “Third Party Claim”) shall be subject to the following terms and conditions (for purposes of this Agreement, “Indemnified Representative” means Parent, acting through the Committee, with respect to an indemnification claim by a Parent Indemnitee, and the Representative, with respect to an indemnification claim by a Company Indemnitee, and “Indemnifying Representative” means the Representative, with respect to an indemnification claim by a Parent Indemnitee, and Parent, acting through the Committee, with respect to an indemnification claim by a Company Indemnitee:

(a) Notice of Claim. The Indemnified Representative, will give the Indemnifying Representative prompt written notice after receiving written notice of any Third Party Claim or discovering the liability, obligation or facts giving rise to such Third Party Claim (a “Notice of Claim”) which Notice of Third Party Claim shall set forth (i) a brief description of the nature of the Third Party Claim, (ii) the total amount of the actual out-of-pocket Loss or the anticipated potential Loss (including any costs or expenses which have been or may be reasonably incurred in connection therewith), and (iii) whether such Loss may be covered (in whole or in part) under any insurance and the estimated amount of such Loss which may be covered under such insurance, and the Indemnifying Representative shall be entitled to participate in the defense of Third Party Claim at its expense.

(b) Defense. The Indemnifying Representative shall have the right, at its option (subject to the limitations set forth in subsection 7.2(c) below) and at its own expense, by written notice to the Indemnified Representative, to assume the entire control of, subject to the right of Indemnified Representative to

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participate (at its expense and with counsel of its choice) in, the defense, compromise or settlement of the Third Party Claim as to which such Notice of Claim has been given, and shall be entitled to appoint a recognized and reputable counsel reasonably acceptable to the Indemnified Representative to be the lead counsel in connection with such defense. If the Indemnifying Representative is permitted and elects to assume the defense of a Third Party Claim:

(i) the Indemnifying Representative shall diligently and in good faith defend such Third Party Claim and shall keep the Indemnified Representative reasonably informed of the status of such defense; provided, however, that the Indemnified Representative shall have the right to approve any settlement, which approval will not be unreasonably withheld, delayed or conditioned except to the extent the settlement relates solely to monetary damages that are indemnified fully under Section 7.1; and

(ii) The Indemnified Representative shall cooperate fully in all respects with the Indemnifying Representative in any such defense, compromise or settlement thereof, including, without limitation, the selection of counsel, and the Indemnified Representative shall make available to the Indemnifying Representative all pertinent information and documents under its control.

(c) Limitations of Right to Assume Defense. The Indemnifying Representative shall not be entitled to assume control of such defense if (i) the Third Party Claim relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation; (ii) the Third Party Claim seeks, as one of its principal claims, an injunction or equitable relief against an Indemnitee; or (iii) there is a reasonable probability that a Third Party Claim may materially and adversely affect the Indemnitee other than as a result of money damages or other money payments.

(d) Other Limitations. Failure to give prompt Notice of Claim or to provide copies of relevant available documents or to furnish relevant available data shall not constitute a defense (in whole or in part) to any Third Party Claim by an Indemnitee against the Indemnifying Representative and shall not affect the Indemnifying Representative’s duty or obligations under this Article VII, except to the extent (and only to the extent that) such failure shall have adversely affected the ability of the Indemnifying Representative to defend against or reduce its liability or caused or increased such liability or otherwise caused the damages to the Indemnitee to be greater than such damages would have been had the Indemnified Representative given the Indemnifying Representative prompt notice hereunder. So long as the Indemnifying Representative is defending any such action actively and in good faith, the Indemnified Representative shall not settle such action without the consent of the Indemnifying Representative, such consent not to be unreasonably withheld or delayed. The Indemnified Representative shall make available to the Indemnifying Representative all relevant records and other relevant materials required by them and in the possession or under the control of the Indemnified Representative, for the use of the Indemnifying Representative and its representatives in defending any such action, and shall in other respects give reasonable cooperation in such defense.

(e) Failure to Defend. If the Indemnifying Representative, promptly after receiving a Notice of Claim, fails to defend such Third Party Claim actively and in good faith, the Indemnified Representative, subject to the limitations of Section 7.4, will (upon further written notice) have the right to undertake the defense, compromise or settlement of such Third Party Claim as it may determine in its reasonable discretion, provided that the Indemnifying Representative shall have the right to approve any settlement, which approval will not be unreasonably withheld, delayed or conditioned.

(f) Indemnitee Rights. Anything in this Section 7.2 to the contrary notwithstanding, the Indemnifying Representative shall not, without the written consent of the Indemnified Representative, settle or compromise any action or consent to the entry of any judgment which does not include as an unconditional term thereof the giving by the claimant or the plaintiff to each of the Indemnitees of a full and unconditional release from all liability and obligation in respect of such action without any payment by any Indemnitee.

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(g) Representative Consent. Unless the Indemnifying Representative has consented to a settlement of a Third Party Claim, the amount of the settlement shall not be a binding determination of the amount of the Loss.

7.3 Insurance and Tax Effect.

(a) To the extent that any Losses that are subject to indemnification pursuant to this Article VII are covered by insurance, the Indemnitees shall use commercially reasonable efforts to obtain the maximum recovery under such insurance; provided that the Indemnitees shall nevertheless be entitled to bring a claim for indemnification under this Article VII in respect of such Losses.

(b) To the extent that any Losses that are subject to indemnification pursuant to this Article VII are deductible for income tax purposes by an Indemnitee, the amount of any Loss shall be reduced by the income tax savings to such party as a result of the payment of such Loss.

7.4 Limitations on Indemnification.

(a) Survival; Time Limitation. The representations, warranties, covenants and agreements in this Agreement or in any writing delivered by the Company or any Stockholder to Parent, or by Parent to the Company or any Stockholder, in connection with this Agreement (including the certificate required to be delivered by the Company pursuant to Section 6.3(a) and the certificate required to be delivered by the Parent pursuant to Section 6.2(a) shall survive the Closing until the Escrow Release Date (the “Survival Period”).

(b) Any indemnification claim made by an Indemnitee in writing prior to the termination of the Survival Period shall be preserved despite the subsequent termination of the Survival Period and any claim set forth in a Notice of Claim sent prior to the expiration of such Survival Period shall survive until final resolution thereof. Except as set forth in the immediately preceding sentence, (i) no claim for indemnification under this Article VII shall be brought after the end of the Survival Period, and (ii) the indemnification rights of the Indemnitees under this Article VII shall terminate and be of no further force or effect; provided that, until the first anniversary of the Escrow Release Date (the “Extended Indemnity Period”), a Company Indemnitee may bring a claim for indemnification under this Article VII for any claims, action, suit or proceeding, to the extent arising out of or resulting from the actions taken by Parent in accordance with Section 5.20 or any agreement between Parent and the Company contemplated thereby. For purposes of the proviso in this subsection (b), any indemnification claim made by a Company Indemnitee in writing prior to the expiration of the Extended Indemnity Period shall be preserved despite the subsequent expiration of the Extended Indemnity Period and any claim set forth in a Notice of Claim sent prior to the expiration of such Extended Indemnity Period shall survive until final resolution thereof.

(c) Deductible. No amount shall be payable under Article VII to a Parent Indemnitee unless and until the aggregate amount of all indemnifiable Losses otherwise payable to Parent Indemnitees exceeds $500,000 (the “Deductible”), in which event the amount payable shall be only the amount in excess of the Deductible. No amount shall be payable under Article VII to a Company Indemnitee unless and until the aggregate amount of all indemnifiable Losses otherwise payable to Company Indemnitees exceeds the Deductible, in which event the amount payable shall be only the amount in excess of the Deductible.

(d) Aggregate Amount Limitation. The aggregate liability for Losses pursuant to Section 7.1(a) shall not in any event exceed the Escrow Shares and no Parent Indemnitee shall have any claim against the Company’s stockholders in respect of any claim pursuant to this Article VII (and shall only have recourse to the Escrow Shares for such purpose). The aggregate liability for Losses pursuant to Section 7.1(c) shall not in any event exceed an amount of shares of Parent Common Stock equivalent to the Escrow Shares as of the Closing and shall only be payable in shares of Parent Common Stock.

(e) No Special or Consequential Damages. In no event shall Losses be deemed to include any special, indirect, consequential or punitive damages.

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7.5 Exclusive Remedy. The parties acknowledge and agree that, from and after the Closing, the sole remedy of the Indemnitees with respect to any and all claims for damages arising out of or relating to this Agreement shall be pursuant and subject to the requirements of the indemnification provisions set forth in this Article VII. Notwithstanding any of the foregoing, nothing contained in this Article VII shall in any way impair, modify or otherwise limit an Indemnitees’ right to bring any claim, demand or suit against the other party based upon such other party’s actual fraud.

7.6 Adjustment to Purchase Price. Amounts paid for indemnification under Article VII shall be deemed to be an adjustment to the “purchase price” paid to the Stockholders in connection with business combination between the Company and Parent, except as otherwise required by Law.

7.7 Representative Capacities; Application of Escrow Shares. The parties acknowledge that the Representative’s obligations under this Article VII are solely as a representative of the Recipients in the manner set forth in the Escrow Agreement and under this Article VII and that the Representative shall have no personal responsibility for any expenses incurred by him in such capacity and that all payments to the Parent Indemnitees as a result of such indemnification obligations shall be made solely from, and to the extent of, the Escrow Shares. Out-of-pocket expenses of the Representative for attorneys’ fees and other costs shall be borne in the first instance by Parent, which may make a claim for reimbursement thereof against the Escrow Shares upon the claim with respect to which such expenses are incurred becoming an Established Claim (as defined in the Escrow Agreement). The parties further acknowledge that all actions to be taken by the Parent Indemnitees pursuant to this Article VII shall be taken on their behalf by the Committee in accordance with the provisions of the Escrow Agreement. The Escrow Agent, pursuant to the Escrow Agreement after the Closing, may apply all or a portion of the Escrow Shares to satisfy any claim for indemnification pursuant to this Article VII. The Escrow Agent will hold the remaining portion of the Escrow Shares until final resolution of all claims for indemnification or disputes relating thereto. Notwithstanding anything to the contrary contained herein, all Escrow Shares remaining in escrow following the Final Escrow Release Date in excess of the Escrow Shares necessary to satisfy any timely filed claim for indemnification shall be released and delivered to the Persons entitled to them on such date. Notwithstanding anything to the contrary contained herein, the Representative shall have no liability to the Company or any Stockholder or any party hereto for any action taken or omitted to be taken hereunder, unless such liability is determined by a judgment or a court of competent jurisdiction to have resulted from the gross negligence, or willful misconduct of the Representative. Parent shall defend, indemnify and hold harmless the Representative for all losses, damages, costs and expenses (including reasonable attorney’s fees and costs of investigation) arising out of or in connection with, the performance by the Representative of its duties and obligations under this Agreement, unless such liability is determined by a judgment or a court of competent jurisdiction to have resulted from the gross negligence, or willful misconduct of the Representative.

7.8 Indemnification of Company Indemnitee. In the event that a Company Indemnitee is entitled to be indemnified by Parent for Losses incurred by such Company Indemnitee pursuant to this Article VII, Parent shall issue to such Company Indemnitee shares of Parent Common Stock (subject to Section 7.4(d)) with a Fair Market Value (as defined in the Escrow Agreement) equal to the amount of such Losses. In the event that Losses suffered by a Company Indemnitee are as a result of Losses suffered by Parent (by virtue of their ownership interest in Parent), then each Company Indemnitee shall be entitled to recover a percentage of such losses equal to such Company Indemnitee’s percentage ownership of Parent Common Stock.

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ARTICLE VIII

TERMINATION

8.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written agreement of Parent and the Company at any time;

(b) by either Parent or the Company if the Merger shall not have been consummated by the earlier of date that Parent is required to liquidate and June 30, 2009; provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(c) by either Parent or the Company if a Governmental Entity shall have issued an order, decree, judgment or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable;

(d) by the Company, upon a material breach of any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement, or if any representation or warranty of Parent shall have become untrue, in either case such that the conditions set forth in Article VI would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such breach by Parent is curable by Parent prior to the Closing Date, then the Company may not terminate this Agreement under this Section 8.1(d) for thirty (30) days after delivery of written notice from the Company to Parent of such breach, provided Parent continues to exercise commercially reasonable efforts to cure such breach (it being understood that the Company may not terminate this Agreement pursuant to this Section 8.1(d) if it shall have materially breached this Agreement or if such breach by Parent is cured during such thirty (30)-day period);

(e) by Parent, upon a material breach of any representation, warranty, covenant or agreement on the part of the Company or a Stockholder set forth in this Agreement, or if any representation or warranty of the Company or a Stockholder shall have become untrue, in either case such that the conditions set forth in Article VI would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such breach is curable by the Company prior to the Closing Date, then Parent may not terminate this Agreement under this Section 8.1(e) for thirty (30) days after delivery of written notice from Parent to the Company of such breach, provided the Company or such Stockholder continues to exercise commercially reasonable efforts to cure such breach (it being understood that Parent may not terminate this Agreement pursuant to this Section 8.1(e) if it shall have materially breached this Agreement or if such breach by the Company or such Stockholder is cured during such thirty (30)-day period); or

(f) by either Parent or the Company, if, at the Special Meeting (including any adjournments thereof), this Agreement and the transactions contemplated hereby shall fail to be approved and adopted by the affirmative vote of the holders of Parent Common Stock required under Parent’s certificate of incorporation, or the holders of 20% or more of the number of shares of Parent Common Stock issued in Parent’s initial public offering and outstanding as of the date of the record date of the Special Meeting exercise their rights to convert the shares of Parent Common Stock held by them into cash in accordance with Parent’s certificate of incorporation.

(g) by Parent if (i) within 24 hours after the date hereof, Vantage has not delivered to Parent an irrevocable agreement, in form and substance reasonably satisfactory to Parent, to vote all shares of Company Common Stock and Preferred Stock owned by Vantage for approval of this Agreement and the Merger and the other transactions contemplated hereby at the Company Stockholders Meeting (provided that the right to terminate pursuant to this Section 8.3(g)(i) shall terminate at the time such agreement has been delivered) or (ii) 2008 Audited Financial Statements have not been delivered by April 2, 2009

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(provided that the right to terminate pursuant to this Section 8.3(g)(ii) shall terminate at the time the 2008 Audited Financial Statements are delivered).

8.2 Notice of Termination; Effect of Termination.

(a) Any termination of this Agreement under Section 8.1 above will be effective immediately upon (or, if the termination is pursuant to Section 8.1(d) or Section 8.1(e) and the proviso therein is applicable, thirty (30) days after) the delivery of written notice of the terminating party to the other parties hereto.

(b) In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect and the Merger shall be abandoned, except for and subject to the following: (i) Sections 5.6(a), 5.11, 8.2 and 8.3 and Article X (General Provisions) shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any party from liability for any breach of this Agreement.

8.3 Fees and Expenses. Except as may be otherwise agreed by the parties in writing, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Merger is consummated.

ARTICLE IX

DEFINED TERMS

Terms defined in this Agreement are organized alphabetically as follows, together with the Section and, where applicable, paragraph, number in which definition of each such term is located:

“2007 and 2006 Audited Financial Statements”	Section 2.7(a)
“2008 Audited Financial Statements”	Section 5.16
“2008 Investors Rights Agreement”	Section 5.22
“2008 ROFR Agreement”	Section 5.22
“2008 Stockholders Agreement”	Section 5.22
“AAA”	Section 10.8
“Acquisition Transaction”	Section 4.2(a)
“Affiliate”	Section 10.2(f)
“Aggregate EBITDA Shares”	Section 1.16(g)
“Agreement”	Section 1.1
“Applicable Law”	Section 1.3
“Approvals”	Section 2.1(a)
“Barfly Agreement”	Section 1.5(i)
“Blue Sky Laws”	Section 1.13(a)(iii)
“C&B”	Section 6.2(k)
“Certificate of Merger”	Section 1.2
“Charter Documents”	Section 2.1(a)
“Closing”	Section 1.2
“Closing Date”	Section 1.2
“Closing Form 8-K”	Section 5.4(b)
“Closing Press Release”	Section 5.4(b)
“Code”	Section 2.11(a)
“Committee”	Section 1.12(a)
“Company”	Header
“Company Certificates”	Section 1.5(b)
“Company Closing Certificate”	Section 6.3(a)
“Company Common Stock”	Section 2.3(a)

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“Company Common Stock Options”	Section 2.3(b)
“Company Contracts”	Section 2.19(a)
“Company Indemnitees”	Section 7.1(c)
“Company Insider”	Section 2.22
“Company Intellectual Property”	Section 2.18(a)(ii)
“Company Preferred Stock”	Section 2.3(a)
“Company Products”	Section 2.18(a)(v)
“Company Registered Intellectual Property”	Section 2.18(a)(iv)
“Company Schedule”	Article II Preamble
“Company Stockholder Approval”	Section 5.1(b)
“Company Stockholder Meeting”	Section 5.1(b)
“Continental”	Section 1.6(a)
“Conversion Rate”	Section 1.5(a)
“Copyrights”	Section 2.18(a)(i)
“Deductible”	Section 7.4(c)
“DGCL”	Recital A
“Directors Election Voting Agreement”	Section 6.2(e)
“Dissenter”	Section 1.14(a)
“Dissenter Shares”	Section 1.14(b)
“EBITDA”	Section 1.16(g)
“EBITDA Satisfaction Event”	Section 1.16(d)
“EBITDA Statement”	Section 1.16(b)
“Effective Time”	Section 1.2
“Environmental Law”	Section 2.16(b)
“ERISA”	Section 2.11(a)
“ERISA Affiliate”	Section 2.11(a)
“Escrow Account”	Section 1.11
“Escrow Agent”	Section 1.11
“Escrow Agreement”	Section 1.11
“Escrow Claims”	Section 1.11
“Escrowed EBITDA Shares”	Section 1.16(g)
“Escrow Release Date”	Section 1.11
“Escrow Shares”	Section 1.11
“Exchange Agent”	Section 1.6(a)
“Exchange Amount”	Section 1.5(a)
“Extended Indemnity Period”	Section 7.4(b)
“Fairness Opinion”	Section 8.1(h)
“Financial Statements”	Section 2.7(a)
“Governmental Action/Filing”	Section 2.21(c)
“Governmental Entity”	Section 10.2(g)
“Hazardous Substance”	Section 2.16(c)
“HSR Act”	Section 2.5(b)
“Indemnified Representative”	Section 7.2
“Indemnifying Representative”	Section 7.2
“Indemnitees”	Section 7.1(b)
“Independent Accountant”	Section 1.16(g)
“Initial Parent Common Stock Consideration”	Section 1.5(a)
“Insiders”	Section 2.19(a)(i)
“Insurance Policies”	Section 2.20
“Intellectual Property”	Section 2.18(a)(i)
“Issued Company Shares”	Section 1.5(a)
“knowledge”	Section 10.2(d)

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“Legal Requirements”	Section 10.2(b)
“Letter of Transmittal”	Section 1.6(c)
“Lien”	Section 10.2(e)
“Lock-Up Agreements”	Section 5.9
“Losses”	Section 7.1(b)
“Material Adverse Effect”	Section 10.2(a)
“Material Company Contracts”	Section 2.19(a)
“Merger”	Recital A
“Merger Shares”	Section 1.5(a)
“Merger Sub”	Heading
“Notice of Claim”	Section 7.2(a)
“NYSEA”	Section 3.23
“Parent”	Heading
“Parent Benefit Plan”	Section 3.11
“Parent Closing Certificate”	Section 6.2(a)
“Parent Common Stock”	Section 1.5(a)
“Parent Contracts”	Section 3.19(a)
“Parent Indemnitees”	Section 7.1(a)
“Parent Plan”	Section 5.1(a)
“Parent Preferred Stock”	Section 3.3(a)
“Parent Schedule”	Article III Preamble
“Parent SEC Reports”	Section 3.7(a)
“Parent Stock”	Section 3.3(a)
“Parent Stockholder Approval”	Section 5.1(a)
“Parent Stock Options”	Section 3.3(b)
“Patents”	Section 2.18(a)(i)
“Person”	Section 10.2(c)
“Personal Property”	Section 2.14(b)
“Plan/Plans”	Section 2.11(a)
“Prior Option”	Section 1.15
“Proxy Statement/Prospectus”	Section 5.1(a)
“Recipients”	Section 1.5(a)
“Registered Intellectual Property”	Section 2.18(a)(iii)
“Registration Statement”	Section 5.1(a)
“Representative”	Section 1.12(b)
“Returns”	Section 2.15(b)(i)
“Securities Act”	Section 1.13(a)(iii)
“Series A Preferred Stock”	Section 2.3(a)
“Series B Preferred Stock”	Section 2.3(a)
“Series B Preference”	Section 1.5(a)
“Series C Preference”	Section 1.5(a)
“Series C Preferred Stock”	Section 2.3(a)
“Series D Preferred Stock”	Section 2.3(a)
“Series D-1 Preferred Stock”	Section 2.3(a)
“Series E Preferred Stock”	Section 2.3(a)
“Signing Form 8-K”	Section 5.4(a)
“Signing Press Release”	Section 5.4(a)
“Special Meeting”	Section 5.1(a)
“Stockholders”	Header
“Subsidiaries”	Section 2.2(a)
“Substitute Option”	Section 1.15
“Survival Period”	Section 7.4(a)

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“Surviving Corp”	Section 1.1
“Tax/Taxes”	Section 2.15(a)
“Third Party Claim”	Section 7.2
“Total Company Option and Warrant Shares”	Section 1.5(a)
“Trademarks”	Section 2.18(a)(i)
“Trust Fund”	Section 3.25
“Unaudited Financial Statements”	Section 2.7(a)
“Unused Barfly Shares”	Section 1.5(i)
“Unvested Option Shares”	Section 1.5(a)
“U.S. GAAP”	Section 2.7(a)
“Vantage”	Header
“Vantage Note”	Section 1.5(a)
“Warrants and Other Rights”	Section 1.15

ARTICLE X

GENERAL PROVISIONS

10.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

if to Parent, to:

Victory Acquisition Corp.

970 West Broadway

PMB 402

Jackson, Wyoming 83001

Attention: Chairman of the Board

Telephone: 307-633-2831

Telecopy: 212-521-4389

with a copy to:

Graubard Miller

405 Lexington Avenue

New York, New York 10174-1901

Attention: David Alan Miller, Esq.

Telephone: 212-818-8661

Telecopy: 212-818-8881

if to the Company to:

TouchTunes Corporation

3 Commerce Place, 4th Floor

Verdun, Quebec, H3E 1H7

CANADA

Attention: William J. Meder, Chairman

Telephone: 514-992-2916

Telecopy: 514-695-8116

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with a copy to:

Covington & Burling, LLP

The New York Times Building

620 Eighth Avenue

New York, New York 10018

Attention: Ellen Corenswet

Telephone: 212-841-1256

Telecopy: 646-441-9256

10.2 Interpretation. The definitions of the terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context shall require, any pronoun shall include the corresponding masculine, feminine and neuter forms. When a reference is made in this Agreement to an Exhibit or Schedule, such reference shall be to an Exhibit or Schedule to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections or subsections, such reference shall be to a Section or subsection of this Agreement. Unless otherwise indicated the words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of all direct and indirect Subsidiaries of such entity. Reference to the Subsidiaries of an entity shall be deemed to include all direct and indirect Subsidiaries of such entity. For purposes of this Agreement:

(a) the term “Material Adverse Effect” when used in connection with the Company or Parent, as the case may be, means any change, event, or occurrence, individually or when aggregated with other changes, events, or occurrences, that is materially adverse to the business, operations, financial results, financial condition or material assets of the Company or Parent, as applicable, and their respective Subsidiaries, taken as a whole (and, in the case of Parent, both before and after giving effect to the Merger); provided however that none of the following alone or in combination shall be deemed, in and of itself, to constitute a Material Adverse Effect: any changes, events, occurrences or effects arising out of, resulting from or attributable to (A) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism, (B) earthquakes, hurricanes, tornados or other natural disasters, (C) changes attributable to the public announcement or pendency of the transactions contemplated hereby, (D) any change in U.S. GAAP, or (E) with respect to the Company, except to the extent they disproportionately affect the Company and its Subsidiaries, conditions affecting (1) the industry in which the Company and its Subsidiaries operate generally or (2) the U.S. economy or financial markets generally.

(b) the term “Legal Requirements” means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and all requirements set forth in applicable the Company Contracts or Parent Contracts;

(c) the term “Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity;

(d) the term “knowledge” means actual knowledge or awareness as to a specified fact or event of a Person that is an individual or of an executive officer or director of a Person that is a corporation or of a Person in a similar capacity of an entity other than a corporation;

(e) the term “Lien” means any mortgage, pledge, security interest, encumbrance, lien, restriction or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof, any sale with recourse against the seller or any Affiliate of the seller, or any agreement to give any security interest);

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(f) the term “Affiliate” means, as applied to any Person, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with, such Person; for purposes of this definition, “control” (including with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise; and

(g) the term “Governmental Entity” shall mean any United States federal or state court, administrative agency, commission, governmental or regulatory authority or similar body.

10.3 Counterparts; Electronic Delivery. This Agreement and each other document executed in connection with the transactions contemplated hereby, and the consummation thereof, may be executed in one or more counterparts, all of which shall be considered one and the same document and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. Delivery by facsimile or electronic transmission to counsel for the other party of a counterpart executed by a party shall be deemed to meet the requirements of the previous sentence.

10.4 Entire Agreement; Third Party Beneficiaries. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Exhibits and Schedules hereto (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof (except to the extent expressly stated to survive the execution of this Agreement and the consummation of the transactions contemplated hereby); and (b) are not intended to confer upon any other person any rights or remedies hereunder (except as specifically provided in this Agreement).

10.5 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

10.6 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

10.7 Governing Law. This Agreement shall be governed by and construed in accordance with the internal law of the State of Delaware regardless of the law that might otherwise govern under applicable principles of conflicts of law thereof.

10.8 Arbitration. Any disputes or claims arising under or in connection with this Agreement or the transactions contemplated hereunder shall be resolved by binding arbitration. Notice of a demand to arbitrate a dispute by either party shall be given in writing to the other at their last known address. Arbitration shall be commenced by the filing by a party of an arbitration demand with the American Arbitration Association

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(“AAA”). The arbitration and resolution of the dispute shall be resolved by a single arbitrator appointed by the AAA pursuant to AAA rules. The arbitration shall in all respects be governed and conducted by applicable AAA rules, and any award and/or decision shall be conclusive and binding on the parties. The arbitration shall be conducted in Wilmington, Delaware. The arbitrator shall supply a written opinion supporting any award, and judgment may be entered on the award in any court of competent jurisdiction. Each party shall pay its own fees and expenses for the arbitration, except that any costs and charges imposed by the AAA and any fees of the arbitrator for his services shall be assessed against the losing party by the arbitrator. In the event that preliminary or permanent injunctive relief is necessary or desirable in order to prevent a party from acting contrary to this Agreement or to prevent irreparable harm prior to a confirmation of an arbitration award, then either party is authorized and entitled to commence a lawsuit solely to obtain equitable relief against the other pending the completion of the arbitration in a court having jurisdiction over the parties. Each party hereby consents to the exclusive jurisdiction of the federal and state courts located in the State of Delaware, New Castle County, for such purpose.

10.9 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

10.10 Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Subject to the first sentence of this Section 10.10, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

10.11 Amendment. This Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of the parties.

10.12 Extension; Waiver. At any time prior to the Closing, any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

10.13 Currency. All references to currency amounts in this Agreement shall mean United States dollars.

10.14 Schedules. The information furnished in the Schedules is arranged in sections corresponding to the Sections of this Agreement, and the disclosures in any section of the Schedules shall qualify (a) the corresponding Section of this Agreement and (b) other Sections of this Agreement to the extent (notwithstanding the absence of a specific cross-reference), that it is clear from a reasonable reading of the Schedules and such other Sections of this Agreement that such disclosure is also applicable to such other Sections of this Agreement. The Schedules and the information and disclosures contained in such Schedules are intended only to qualify and limit the representations, warranties and covenants of the parties contained in this Agreement and shall not be deemed to expand in any way the scope of any such representation, warranty or covenant (except as explicitly set forth therein). The inclusion of any information in the Schedules shall not be deemed to be an admission or acknowledgment that such information is material or outside the ordinary course of business. The inclusion of any fact or information in a Schedule is not intended to be construed as an admission or concession as to the legal effect of any such fact or information in any proceeding between any party and any Person who is not a party.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

VICTORY ACQUISITION CORP.

By:	/s/ Jonathan J. Ledecky
Name:
Title:

VAC MERGER SUB, INC.

By:	/s/ Jonathan J. Ledecky
Name:
Title:

TOUCHTUNES CORPORATION

By:	/s/ William J. Meder
Name:
Title:

VANTAGEPOINT CDP PARTNERS, L.P.

By:	/s/ Alan E. Salzman
Name:
Title:

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INDEX OF EXHIBITS AND SCHEDULES

Exhibits

Exhibit A	-	Form of Escrow Agreement
Exhibit B	-	Form of EBITDA Shares Escrow Agreement
Exhibit C	-	Form of Parent Plan
Exhibit D	-	Form of Lock-Up Agreement
Exhibit E	-	Form of Directors Election Voting Agreement

Schedules

Schedule 4.1	-	Certain Actions
Schedule 5.2	-	Directors and Officers of Parent after Merger
Schedule 5.9	-	Persons on Sales Restriction List
Schedule 6.2(h)	-	Parent Resignations
Section 6.2(j)	-	Limits on Trust Fund Disbursements

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Annex B

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

VICTORY ACQUISITION CORP.

Pursuant to Section 245 of the

Delaware General Corporation Law

VICTORY ACQUISITION CORP., a corporation existing under the laws of the State of Delaware (the “Corporation”), by its President, hereby certifies as follows:

1. The name of the Corporation is “Victory Acquisition Corp.”

2. The Corporation’s Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on January 12, 2007 formerly under the name “Endeavor II Acquisition Corp.”

3. This Amended Restated Certificate of Incorporation restates, integrates and amends the Certificate of Incorporation of the Corporation.

4. This Amended and Restated Certificate of Incorporation was duly adopted by joint written consent of the directors and stockholders of the Corporation in accordance with the applicable provisions of Sections 141(f), 228, 242 and 245 of the General Corporation Law of the State of Delaware (“GCL”).

5. The text of the Certificate of Incorporation of the Corporation is hereby amended and restated to read in full as follows:

FIRST: The name of the corporation is TouchTunes Corporation (hereinafter sometimes referred to as the “Corporation”).

SECOND: The registered office of the Corporation is to be located at 615 S. DuPont Hwy., Kent County, Dover, Delaware. The name of its registered agent at that address is National Corporate Research, Ltd.

THIRD: The purpose of the Corporation shall be to engage in any lawful act or activity for which corporations may be organized under the GCL.

FOURTH: The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 301,000,000 of which 300,000,000 shares shall be Common Stock of the par value of $.0001 per share and 1,000,000 shares shall be Preferred Stock of the par value of $.0001 per share.

A. Preferred Stock. Subject to paragraph F of Article SEVENTH, The Board of Directors is expressly granted authority to issue shares of the Preferred Stock, in one or more series, and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such series (a “Preferred Stock Designation”) and as may be permitted by the GCL. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders is required pursuant to any Preferred Stock Designation.

B. Common Stock. Except as otherwise required by law or as otherwise provided in any Preferred Stock Designation, the holders of the Common Stock shall exclusively possess all voting power and each share of Common Stock shall have one vote.

FIFTH: Intentionally Omitted.

SIXTH: The Corporation’s existence shall be perpetual.

SEVENTH: The Board of Directors shall be divided into three classes: Class A, Class B and Class C. The number of directors in each class shall be as nearly equal as possible. The directors in Class A shall be elected for a term expiring at the Annual Meeting of Stockholders to be held in 2010, the directors in Class B shall be elected for a term expiring at the Annual Meeting of Stockholders to be held in 2011 and the directors in Class C shall be elected for a term expiring at the Annual Meeting of Stockholders to be held in 2012. Commencing at the Annual Meeting of Stockholders to be held in 2010, and at each annual meeting thereafter, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election. Except as the GCL may otherwise require, in the interim between annual meetings of stockholders or special meetings of stockholders called for the election of directors and/or the removal of one or more directors and the filling of any vacancy in that connection, newly created directorships and any vacancies in the Board of Directors, including unfilled vacancies resulting from the removal of directors for cause, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum (as defined in the Corporation’s Bylaws), or by the sole remaining director. All directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified. A director elected to fill a vacancy resulting from the death, resignation or removal of a director shall serve for the remainder of the full term of the director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified.

EIGHTH: The following provisions are inserted for the management of the business and for the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

A. Election of directors need not be by ballot unless the by-laws of the Corporation so provide.

B. The Board of Directors shall have the power, without the assent or vote of the stockholders, to make, alter, amend, change, add to or repeal the by-laws of the Corporation as provided in the by-laws of the Corporation, subject to the power of stockholders to alter or repeal any by-law whether adopted by them or otherwise.

C. The directors in their discretion may submit any contract or act for approval or ratification at any annual meeting of the stockholders or at any meeting of the stockholders called for the purpose of considering any such act or contract, and any contract or act that shall be approved or be ratified by the vote of the holders of a majority of the stock of the Corporation which is represented in person or by proxy at such meeting and entitled to vote thereat (provided that a lawful quorum of stockholders be there represented in person or by proxy), unless a higher vote is required by applicable law, shall be as valid and binding upon the Corporation and upon all the stockholders as though it had been approved or ratified by every stockholder of the Corporation, whether or not the contract or act would otherwise be open to legal attack because of directors’ interests, or for any other reason.

D. In addition to the powers and authorities hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation; subject, nevertheless, to the provisions of the statutes of Delaware, of this Certificate of Incorporation, and to any by-laws from time to time made by the stockholders; provided, however, that no by-law so made shall invalidate any prior act of the directors which would have been valid if such by-law had not been made.

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NINTH: A. A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the GCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the GCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the GCL, as so amended. Any repeal or modification of this paragraph A by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation with respect to events occurring prior to the time of such repeal or modification.

B. The Corporation, to the full extent permitted by Section 145 of the GCL, as amended from time to time, shall indemnify all persons whom it may indemnify pursuant thereto. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification hereunder shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized hereby.

TENTH: Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this Corporation under Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

ELEVENTH: The Corporation hereby elects not to be governed by Section 203 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be signed by Jonathan J. Ledecky, its President, as of the      day of                     , 2009.

Jonathan J. Ledecky, President

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Annex C

EXHIBIT VERSION

ESCROW AGREEMENT

ESCROW AGREEMENT (“Agreement”) dated                     , 2009 by and among VICTORY ACQUISITION CORP (“Parent”), VANTAGEPOINT CDP PARTNERS, L.P., as the representative (the “Representative”) of all Recipients, and CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as escrow agent (the “Escrow Agent”). Capitalized terms used herein that are not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.

Parent, VAC Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), TouchTunes Corporation, a Delaware corporation (“Company”), and the Representative are parties to an Agreement and Plan of Reorganization dated as of March 23, 2009 (the “Merger Agreement”), pursuant to which Merger Sub has merged with and into the Company, with the Company being the surviving entity of such merger and continuing as a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, Parent is to be indemnified in certain respects. The parties desire to establish an escrow fund as collateral security for the foregoing indemnification obligations under the Merger Agreement. The Representative has been designated pursuant to the Merger Agreement to represent all of the Recipients of the Merger Shares and each Permitted Transferee (as hereinafter defined) of the Recipients (the Recipients and all such Permitted Transferees are hereinafter referred to collectively as the “Owners”), and to act on their behalf for purposes of this Agreement.

The parties agree as follows:

1. (a) Promptly following the execution hereof, an aggregate of              Merger Shares issuable to the Recipients in accordance with the allocation set forth on Schedule 1(a) attached hereto are being delivered to the Escrow Agent to be held and distributed in accordance with this Agreement and Section 1.11 of the Merger Agreement. The Merger Shares represented by the stock certificates so delivered to the Escrow Agent are herein referred to in the aggregate as the “Escrow Fund.” The Escrow Agent shall maintain a separate account for each Recipient’s, and, subsequent to any transfer permitted pursuant to Paragraph 1(e) hereof, each Owner’s, portion of the Escrow Fund.

(b) The Escrow Agent hereby agrees to act as escrow agent and to hold, safeguard and disburse the Escrow Fund solely pursuant to the terms and conditions hereof. It shall treat the Escrow Fund as a trust fund in accordance with the terms of this Agreement and not as the property of Parent. The Escrow Agent’s duties hereunder shall terminate upon its distribution of the entire Escrow Fund in accordance with this Agreement.

(c) Except as herein provided, the Owners shall retain all of their rights as stockholders of Parent with respect to shares of Parent Common Stock constituting the Escrow Fund during the period the Escrow Fund is held by the Escrow Agent (the “Escrow Period”), including, without limitation, the right to vote their shares of Parent Common Stock included in the Escrow Fund.

(d) During the Escrow Period, all dividends payable in cash with respect to the shares of Parent Common Stock then contained in the Escrow Fund shall be paid to the Owners, but all dividends payable in stock or other non-cash property (“Non-Cash Dividends”) shall be delivered to the Escrow Agent to hold in accordance with the terms hereof. As used herein, the term “Escrow Fund” shall be deemed to include the Non-Cash Dividends distributed thereon, if any.

(e) During the Escrow Period, no sale, transfer or other disposition may be made of any or all of the shares of Parent Common Stock in the Escrow Fund except (i) to a “Permitted Transferee” (as hereinafter defined), (ii) by virtue of the laws of descent and distribution upon death of any Owner, or (iii) pursuant to a qualified domestic relations order; provided, however, that such permitted transfers may be implemented only upon the respective transferee’s written agreement to be bound by the terms and conditions of this Agreement. As used in this Agreement, the term “Permitted Transferee” shall include: (x) members of a Recipient’s “Immediate Family” (as hereinafter defined); (y) an entity in which (A) a Recipient and/or members of a Recipient’s Immediate Family beneficially own 100% of such entity’s voting and non-voting equity securities, or (B) a Recipient and/or a member of such Recipient’s Immediate Family is a general partner and in which such Recipient and/or members of such Recipient’s Immediate Family beneficially own 100% of all capital accounts of such entity; and (z) a revocable trust established by a Recipient during his lifetime for the benefit of such Recipient or for the exclusive benefit of all or any of such Recipient’s Immediate Family. As used in this Agreement, the term “Immediate Family” means, with respect to any Recipient, a spouse, Parent, lineal descendants, the spouse of any lineal descendant, and brothers and sisters (or a trust, all of whose current beneficiaries are members of an Immediate Family of the Recipient). In connection with and as a condition to each permitted transfer, the Permitted Transferee shall deliver to the Escrow Agent an assignment separate from certificate executed by the transferring Recipient or where applicable, an order of a court of competent jurisdiction, evidencing the transfer of shares to the Permitted Transferee, with respect to the shares transferred to the Permitted Transferee. Upon receipt of such documents, the Escrow Agent shall deliver to Parent’s transfer agent the original stock certificate out of which the assigned shares are to be transferred, together with the executed assignment separate from certificate executed by the transferring Recipient, or a copy of the applicable court order, and shall request that Parent issue new certificates representing (m) the number of shares, if any, that continue to be owned by the transferring Recipient, and (n) the number of shares owned by the Permitted Transferee as the result of such transfer. Parent, the transferring Recipient and the Permitted Transferee shall cooperate in all respects with the Escrow Agent in documenting each such transfer and in effectuating the result intended to be accomplished thereby. During the Escrow Period, no Owner shall pledge or grant a security interest in such Owner’s shares of Parent Common Stock included in the Escrow Fund or grant a security interest in such Owner’s rights under this Agreement.

2. (a) Parent, acting through the current member or members of Parent’s board of directors who has or have been appointed by Parent to take all necessary actions and make all decisions on behalf of Parent with respect to its rights to indemnification under Article VII of the Merger Agreement (the “Committee”), may make a claim for indemnification pursuant to the Merger Agreement (“Indemnification Claim”) against the Escrow Fund by giving notice (a “Notice”) to the Representative (with a copy to the Escrow Agent) specifying (i) the covenant, representation, warranty, agreement, undertaking or obligation contained in the Merger Agreement which it asserts has been breached or otherwise entitles Parent to indemnification, (ii) in reasonable detail, the nature and dollar amount of any Indemnification Claim and (iii) whether the Indemnification Claim results from a Third Party Claim against Parent or the Company. The Committee also shall deliver to the Escrow Agent (with a copy to the Representative), concurrently with its delivery to the Escrow Agent of the Notice, a certification as to the date on which the Notice was delivered to the Representative.

(b) If the Representative shall give a notice to the Committee (with a copy to the Escrow Agent) (a “Counter Notice”), within 30 days following the date of receipt (as specified in the Committee’s certification) by the Representative of a copy of the Notice, disputing whether the Indemnification Claim is indemnifiable under the Merger Agreement, the Committee and the Representative shall attempt to resolve such dispute by voluntary settlement as provided in paragraph 2(c) below. If no Counter Notice with respect to an Indemnification Claim is received by the Escrow Agent from the Representative within such 30-day period, the Indemnification Claim shall be deemed to be an Established Claim (as hereinafter defined) for purposes of this Agreement.

(c) If the Representative delivers a Counter Notice to the Escrow Agent, the Committee and the Representative shall, during the period of 60 days following the delivery of such Counter Notice or such greater period of time as the parties may agree to in writing (with a copy to the Escrow Agent), attempt to resolve the dispute with respect to which the Counter Notice was given. If the Committee and the Representative shall reach a settlement with respect to any such dispute, they shall jointly deliver written notice of such settlement to the Escrow Agent specifying the terms thereof. If the Committee and the Representative shall be unable to reach a settlement with respect to a dispute, such dispute shall be resolved by arbitration pursuant to paragraph 2(d) below.

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(d) If the Committee and the Representative cannot resolve a dispute prior to expiration of the 60-day period referred to in paragraph 2(c) above (or such longer period as the parties may have agreed to in writing), then such dispute shall be submitted (and either party may submit such dispute) for arbitration before a single arbitrator in Wilmington, Delaware, in accordance with the commercial arbitration rules of the American Arbitration Association then in effect and the provisions of Section 10.8 of the Merger Agreement to the extent that such provisions do not conflict with the provisions of this paragraph. The Committee and the Representative shall attempt to agree upon an arbitrator; if they shall be unable to agree upon an arbitrator within 10 days after the dispute is submitted for arbitration, then either the Committee or the Representative, upon written notice to the other, may apply for appointment of such single arbitrator by the American Arbitration Association in accordance with its rules. Parent shall pay the fees and expenses of counsel for the parties and the fees and expenses of the arbitrator and of other expenses of the arbitration. The arbitrator shall render his decision within 90 days after his appointment. Such decision and award shall be in writing and shall be final and conclusive on the parties, and counterpart copies thereof shall be delivered to each of the parties. Judgment may be obtained on the decision of the arbitrator so rendered in any court having jurisdiction, and may be enforced in any such court. If the arbitrator shall fail to render his decision or award within such 90-day period, either the Committee or the Representative may apply to any Delaware state court sitting in New Castle County, Delaware, or any federal court sitting in such county then having jurisdiction, by action, proceeding or otherwise, as may be proper to determine the matter in dispute consistently with the provisions of this Agreement. The parties consent to the exclusive jurisdiction of the Delaware state courts sitting in New Castle County or any federal court having jurisdiction and sitting in such county for this purpose. The prevailing party (or either party, in the case of a decision or award rendered in part for each party) shall send a copy of the arbitration decision or of any judgment of the court to the Escrow Agent.

(e) As used in this Agreement, “Established Claim” means any (i) Indemnification Claim deemed established pursuant to the last sentence of paragraph 2(b) above, (ii) Indemnification Claim resolved in favor of Parent by settlement pursuant to paragraph 2(c) above, resulting in a dollar award to Parent, (iii) Indemnification Claim established by the decision of an arbitrator pursuant to paragraph 2(d) above, resulting in a dollar award to Parent, (iv) Third Party Claim that has been sustained by a final determination (after exhaustion of any appeals) of a court of competent jurisdiction, or (v) Third Party Claim that the Committee and the Representative have jointly notified the Escrow Agent has been settled in accordance with the provisions of the Merger Agreement; provided that, subject to the terms of the Merger Agreement, no Indemnification Claim shall become an Established Claim unless and until the aggregate amount of indemnification Losses, as set forth in Section 7.4(c) of the Merger Agreement, exceeds $500,000, in which event the amount payable shall only be the amount in excess of $500,000.

(f)(i) Promptly after an Indemnification Claim becomes an Established Claim, the Committee and the Representative shall jointly deliver a notice to the Escrow Agent (a “Joint Notice”) directing the Escrow Agent to pay to Parent, and the Escrow Agent promptly shall pay to Parent, an amount of Escrow Shares, subject to the provisions of Sections 2(f)(ii) and (iii), equal to the aggregate dollar amount of the Established Claim (or, if at such time there remains in the Escrow Fund less than the full amount so payable, the full amount remaining in the Escrow Fund).

(ii) Payment of an Established Claim shall be made from Escrow Shares having an aggregate “Fair Market Value” (as defined below) equal to the amount of the Established Claim, pro rata from the account maintained on behalf of each Owner. In no event, however, shall the Escrow Agent be required to calculate Fair Market Value or make a determination of the number of shares to be delivered to Parent in satisfaction of any Established Claim; rather, such calculation shall be included in and made part of the Joint Notice. The Escrow Agent shall transfer to Parent out of the Escrow Fund that number of shares of Parent Common Stock necessary to satisfy each Established Claim, as set out in the Joint Notice. Any dispute between the Committee and the Representative concerning the calculation of Fair Market Value or the number of shares necessary to satisfy any Established Claim, or any other dispute regarding a Joint Notice, shall be resolved between the Committee and the Representative in

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accordance with the procedures specified in paragraph 2(d) above, and shall not involve the Escrow Agent. Each transfer of shares in satisfaction of an Established Claim shall be made by the Escrow Agent delivering to Parent one or more stock certificates held in each Owner’s account evidencing not less than such Owner’s pro rata portion of the aggregate number of shares specified in the Joint Notice. Upon receipt of the stock certificates, Parent shall deliver to the Escrow Agent new certificates representing the number of shares owned by each Owner after such payment. The parties hereto (other than the Escrow Agent) agree that the foregoing right to make payments of Established Claims in shares of Parent Common Stock may be made notwithstanding any other agreements restricting or limiting the ability of any Owner to sell any shares of Parent Common Stock or otherwise. The Committee and the Representative shall be required to exercise utmost good faith in all matters relating to the preparation and delivery of each Joint Notice. As used in this Section 2, “Fair Market Value” of a share of Parent Common Stock means the average reported closing price for the Parent Common Stock for the ten trading days ending on the last trading day prior to the day the Established Claim is paid.

(iii) Notwithstanding anything herein to the contrary, at such time as an Indemnification Claim has become an Established Claim, each Recipient shall have the right to substitute for his, her or its Escrow Shares that otherwise would be paid in satisfaction of such claim (the “Claim Shares”), cash in an amount equal to the Fair Market Value of the Claim Shares (“Substituted Cash”). In such event (i) the Joint Notice shall include a statement describing the substitution of Substituted Cash for the Claim Shares, and (ii) substantially contemporaneously with the delivery of such Joint Notice, the Representative shall cause currently available funds to be delivered to the Escrow Agent in an amount equal to the Substituted Cash. Upon receipt of such Joint Notice and Substituted Cash, the Escrow Agent shall (y) in payment of the Established Claim described in the Joint Notice, deliver the Substituted Cash to Parent in lieu of the Claim Shares, and (z) cause the Claim Shares to be returned to the Representative on behalf of the applicable Recipients.

3. (a) On the first Business Day after the Escrow Release Date, the Committee and the Representative shall jointly deliver a notice to the Escrow Agent directing the Escrow Agent to release from the Escrow Fund all of the Escrow Shares then constituting same, unless at such time there are any Indemnity Claims with respect to which Indemnity Notices have been received but which have not been resolved pursuant to Section 2 hereof or in respect of which the Escrow Agent has not been notified of, and received a copy of, a final determination (after exhaustion of any appeals) by a court of competent jurisdiction, as the case may be (in either case, “Pending Claims”), and which, if resolved or finally determined in favor of Parent, would result in a payment to Parent, in which case the Escrow Agent shall retain, and the total amount of such distributions to such Owner shall be reduced by, the “Pending Claims Reserve” (as hereafter defined). Any portion of the Escrow Fund due to be released on the Escrow Release Date shall be delivered to each Recipient (subject to permitted transfers hereunder) in the same proportion as set forth on Schedule 1(a). The Escrow Agent shall distribute and deliver to each Recipient (or its permitted transferee) certificates representing the shares of Parent Common Stock (and any cash that may comprise a part of the Escrow Fund) to which such person is entitled. The Committee shall certify to the Escrow Agent the number of shares of Parent Common Stock to be retained therefor. Thereafter, if any Pending Claim becomes an Established Claim, the Committee and the Representative shall deliver to the Escrow Agent a Joint Notice directing the Escrow Agent to deliver to Parent the number of shares in the Pending Claims Reserve reserved with respect to such Pending Claims having a Fair Market Value equal to the amount of the Established Claims, determined pursuant to paragraph 3(b), and to deliver to each Owner the remaining shares in the Pending Claims Reserve allocated to such Pending Claim, all as specified in a Joint Notice. If any Pending Claim is resolved against Parent, the Committee and the Representative shall deliver to the Escrow Agent a Joint Notice directing the Escrow Agent to pay to each Owner its pro rata portion of the number of shares allocated to such Pending Claim in the Pending Claims Reserve.

(b) As used in this Section 3, the “Pending Claims Reserve” shall mean, at the time the Pending Claims Reserve is established, that number of shares of Parent Common Stock in the Escrow Fund having a Fair Market Value equal to the sum of the aggregate dollar amounts claimed to be due with respect to all Pending Claims (as shown in the Notices of such Claims) and “Fair Market Value” means the average reported

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closing price for the Parent Common Stock for the ten trading days ending on the last trading day prior to the Escrow Release Date.

(c) Notwithstanding anything to the contrary contained in this Agreement, no portion of the Escrow Fund shall be delivered to any Recipient (or its permitted transferee) until such time as same has delivered a properly executed Letter of Transmittal as provided by Section 1.6 of the Merger Agreement. In the event a distribution of a portion of the Escrow Fund is to be made to a Recipient who has not executed and delivered such Letter of Transmittal, the portion of the Escrow Fund to which the Recipient is otherwise entitled shall be delivered in trust to Parent, which shall hold such portion of the Escrow Fund pending delivery of such Letter of Transmittal or expiration of any period resulting in escheatment or forfeiture of same.

4. The Escrow Agent, the Committee and the Representative shall cooperate in all respects with one another in the calculation of any amounts determined to be payable to Parent and the Owners in accordance with this Agreement and in implementing the procedures necessary to effect such payments.

5. (a) The Escrow Agent undertakes to perform only such duties as are expressly set forth herein. It is understood that the Escrow Agent is not a trustee or fiduciary and is acting hereunder merely in a ministerial capacity.

(b) The Escrow Agent shall not be liable for any action taken or omitted by it in good faith and in the exercise of its own best judgment, and may rely conclusively and shall be protected in acting upon any order, notice, demand, certificate, opinion or advice of counsel (including counsel chosen by the Escrow Agent), statement, instrument, report or other paper or document (not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth and acceptability of any information therein contained) which is believed by the Escrow Agent to be genuine and to be signed or presented by the proper person or persons. The Escrow Agent shall not be bound by any notice or demand, or any waiver, modification, termination or rescission of this Agreement unless evidenced by a writing delivered to the Escrow Agent signed by the proper party or parties and, if the duties or rights of the Escrow Agent are affected, unless it shall have given its prior written consent thereto.

(c) The Escrow Agent’s sole responsibility upon receipt of any notice requiring any payment to Parent pursuant to the terms of this Agreement or, if such notice is disputed by the Committee or the Representative, the settlement with respect to any such dispute, whether by virtue of joint resolution, arbitration or determination of a court of competent jurisdiction, is to pay to Parent the amount specified in such notice, if any, and the Escrow Agent shall have no duty to determine the validity, authenticity or enforceability of any specification or certification made in such notice.

(d) The Escrow Agent shall not be liable for any action taken by it in good faith and believed by it to be authorized or within the rights or powers conferred upon it by this Agreement, and may consult with counsel of its own choice and shall have full and complete authorization and indemnification under Section 5(f), below, for any action taken or suffered by it hereunder in good faith and in accordance with the opinion of such counsel.

(e) The Escrow Agent may resign at any time and be discharged from its duties as escrow agent hereunder by its giving the other parties hereto written notice and such resignation shall become effective as hereinafter provided. Such resignation shall become effective at such time that the Escrow Agent shall turn over the Escrow Fund to a successor escrow agent appointed jointly by the Committee and the Representative. If no new escrow agent is so appointed within the 60 day period following the giving of such notice of resignation, the Escrow Agent may deposit the Escrow Fund with any court it reasonably deems appropriate.

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(f) Indemnification of Escrow Agent.

(i) From and at all times after the date of this Agreement, Parent shall, to the fullest extent permitted by law and to the extent provided herein, indemnify and hold harmless the Escrow Agent and each director, officer, employee, attorney, agent and affiliate of the Escrow Agent (collectively, the “Indemnified Parties”) against any and all actions, claims (whether or not valid), losses, damages, liabilities, costs and expenses of any kind or nature whatsoever (including without limitation reasonable fees, costs and expenses of one outside counsel (but not internal counsel)) (collectively, “Losses”) actually incurred by any of the Indemnified Parties from and after the date hereof, whether direct, indirect or consequential, as a result of or arising from or in any way relating to any claim, demand, suit, action or proceeding (including any inquiry or investigation) by any person, including, without limitation, Parent or the Recipients, asserting a claim for any legal or equitable remedy against any person under any statute or regulation, including, but not limited to, any federal or state securities laws, or under any common law or equitable cause or otherwise, arising from or in connection with the negotiation, preparation, execution, performance or failure of performance of this Agreement or any transactions contemplated herein, whether or not any such Indemnified Party is a party to any such action, proceeding, suit or the target of any such inquiry or investigation; provided, however, that no Indemnified Party shall have the right to be indemnified hereunder for any Losses finally determined by a court of competent jurisdiction, subject to no further appeal, to the extent attributable to the gross negligence or willful misconduct of such Indemnified Party.

(ii) If any such action or claim shall be brought or asserted against any Indemnified Party, such Indemnified Party shall promptly notify the Representative, the Parent and the Committee in writing, and Parent shall assume the defense thereof, including the employment of counsel and the payment of all reasonable expenses. Such Indemnified Party shall, in its sole discretion, have the right to employ separate counsel (who may be selected by such Indemnified Party in its sole discretion) in any such action and to participate in the defense thereof, and the reasonable fees and expenses of such counsel shall be paid by such Indemnified Party, except that Parent shall be required to pay such reasonable fees and expenses if (i) Parent agrees to pay such reasonable fees and expenses, (ii) Parent shall fail to assume the defense of such action or proceeding or shall fail, in the reasonable discretion of such Indemnified Party, to employ counsel satisfactory to the Indemnified Party in any such action or proceeding, (iii) Parent or the Recipients are the plaintiff in any such action or proceeding or (iv) the named or potential parties to any such action or proceeding (including any potentially impleaded parties) include both the Indemnified Party and Parent and/or the Recipients, and the Indemnified Party shall have been advised by counsel that there may be one or more legal defenses available to it which are different from or additional to those available to Parent or the Recipients. Parent shall pay the reasonable fees and expenses of counsel pursuant to the preceding sentence. All such reasonable fees and expenses payable by Parent pursuant to the foregoing sentence shall be paid from time to time as incurred, both in advance of and after the final disposition of such action or claim. The Losses of the Indemnified Parties shall be payable by Parent. The obligations of Parent under this Section 5(f) shall survive any termination of this Agreement and the resignation or removal of the Escrow Agent and shall be independent of any obligation of the Escrow Agent.

(iii) The parties agree that the payment by Parent of any claim by the Escrow Agent for indemnification hereunder shall not impair, limit, modify, or affect, as between Parent and the Recipients, the respective rights and obligations of Parent, on the one hand, and the Recipients, on the other hand, under the Merger Agreement.

(g) The Escrow Agent shall be entitled to compensation from Parent for all services rendered by it hereunder as set forth on Schedule 5(g) hereto. The Escrow Agent shall also be entitled to reimbursement from Parent for all reasonable expenses paid or incurred by it in the administration of its duties hereunder including, but not limited to, all reasonable counsel, advisors’ and agents’ fees and disbursements and all taxes or other governmental charges.

6

(h) From time to time on and after the date hereof, the Committee and the Representative shall deliver or cause to be delivered to the Escrow Agent such further documents and instruments and shall do or cause to be done such further acts as the Escrow Agent shall reasonably request to carry out more effectively the provisions and purposes of this Agreement, to evidence compliance herewith or to assure itself that it is protected in acting hereunder.

6. This Agreement expressly sets forth all the duties of the Escrow Agent with respect to any and all matters pertinent hereto. No implied duties or obligations shall be read into this Agreement against the Escrow Agent. The Escrow Agent shall not be bound by the provisions of any agreement among the parties hereto except this Agreement and shall have no duty to inquire into the terms and conditions of any agreement made or entered into in connection with this Agreement, including, without limitation, the Merger Agreement.

7. This Agreement shall inure to the benefit of and be binding upon the parties and their respective heirs, successors, assigns and legal representatives, shall be governed by and construed in accordance with the law of Delaware applicable to contracts made and to be performed therein except that issues relating to the rights and obligations of the Escrow Agent shall be governed by and construed in accordance with the law of New York applicable to contracts made and to be performed therein. This Agreement cannot be changed or terminated except by a writing signed by the Parent (as such change or termination has been approved by the Committee), the Representative and the Escrow Agent.

8. The Parent and the Representative each hereby consents to the exclusive jurisdiction of the federal and state courts sitting in New Castle County, Delaware, with respect to any claim or controversy arising out of this Agreement. Service of process in any action or proceeding brought against the Committee or the Representative in respect of any such claim or controversy may be made upon it by registered mail, postage prepaid, return receipt requested, at the address specified in Section 9, with copies delivered by nationally recognized overnight carrier to Graubard Miller, The Chrysler Building, 405 Lexington Avenue, New York, New York 10174-1901, Attention: David Alan Miller, Esq., and to Covington & Burling LLP, The New York Times Building, 620 Eighth Avenue, New York, New York 10018, Attention: Ellen B. Corenswet, Esq.

9. All notices and other communications under this Agreement shall be in writing and shall be deemed given if given by hand or delivered by nationally recognized overnight carrier, or if given by telecopier and confirmed by mail (registered or certified mail, postage prepaid, return receipt requested), to the respective parties as follows:

A.	If to the Committee, to it at:

[address]

Attention:

Telecopier No.:

with a copy to:

Graubard Miller

The Chrysler Building

405 Lexington Avenue

New York, New York 10174-1901

Attention: David Alan Miller, Esq.

Telecopier No.: 212-818-8881

7

B.	If to the Representative, to him at:

[address]

with a copy to:

Covington & Burling LLP

The New York Times Building

620 Eighth Avenue

New York, New York 10018

Attention: Ellen B. Corenswet, Esq.

Telecopier No.: 212-841-1010

C.	If to the Escrow Agent, to it at:

Continental Stock Transfer & Trust Company

17 Battery Place

New York, New York 10004

Attention: Mark Zimkind

Telecopier No.: 212-509-5150

or to such other person or address as any of the parties hereto shall specify by notice in writing to all the other parties hereto.

10. (a) If this Agreement requires a party to deliver any notice or other document, and such party refuses to do so, the matter shall be submitted to arbitration pursuant to paragraph 2(d) of this Agreement.

(b) All notices delivered to the Escrow Agent shall refer to the provision of this Agreement under which such notice is being delivered and, if applicable, shall clearly specify the aggregate dollar amount due and payable to Parent.

(c) This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original instrument and all of which together shall constitute a single agreement.

[Signatures are on following page]

8

IN WITNESS WHEREOF, each of the parties hereto has duly executed this Agreement on the date first above written.

VICTORY ACQUISITION CORP.

By:
Name:
Title:

THE REPRESENTATIVE:

VANTAGEPOINT CDP PARTNERS, L.P.

By:
Name:
Title:

ESCROW AGENT:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

By:
Name:
Title:

9

EBITDA SHARES ESCROW AGREEMENT

ESCROW AGREEMENT (“Agreement”) dated                     , 2009 by and among VICTORY ACQUISITION CORP (“Parent”), VANTAGE CDP PARTNERS, L.P., as the representative (the “Representative”) of all Recipients and Option Holders, and CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as escrow agent (the “Escrow Agent”). Capitalized terms used herein that are not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.

Parent, VAC Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), TouchTunes Corporation, a Delaware corporation (“Company”), and the Representative are parties to an Agreement and Plan of Reorganization dated as of March 23, 2009 (the “Merger Agreement”), pursuant to which Merger Sub has merged with and into the Company, with the Company being the surviving entity of such merger and continuing as a wholly owned subsidiary of Parent. Pursuant to Section 1.16 of the Merger Agreement, the Recipients and Option Holders shall be entitled to receive certain additional shares of Parent Common Stock (the “EBITDA Shares”) upon the occurrence of the EBITDA Satisfaction Event (as defined in Section 1.16(d) of the Merger Agreement. The parties desire to establish an escrow fund for the satisfaction of the foregoing obligation under the Merger Agreement. The Representative has been designated pursuant to the Merger Agreement to represent all of the Recipients and Option Holders and to act on their behalf for purposes of this Agreement.

The parties agree as follows:

1.(a) Concurrently with the execution hereof,             shares of Parent Common Stock that may become issuable to the Recipients and the Option Holders as a group in accordance with the Merger Agreement are being delivered to the Escrow Agent as the EBITDA Shares to be held and distributed in accordance with this Agreement and Section 1.16 of the Merger Agreement.

(b) The Escrow Agent hereby agrees to act as escrow agent and to hold, safeguard and disburse the EBITDA Shares solely pursuant to the terms and conditions hereof. The Escrow Agent’s duties hereunder shall terminate upon its distribution of the EBITDA Shares in accordance with this Agreement.

(c) The EBITDA Shares shall not be deemed outstanding (and no dividends shall be payable with respect thereto) and no Recipient shall have any rights (including any ownership or voting rights) therein until such time, if ever, that the EBITDA Shares are released to the Recipients and Option Holders as provided herein and in accordance with Section 1.16 of the Merger Agreement. The EBITDA Shares shall be adjusted by Parent as follows:

(i) if Parent shall change shares of its capital stock into the same or a different number of securities of any other class or classes (by way of merger, consolidation, reorganization, or any other transaction), the EBIDTDA Shares shall be converted into such kind and number of securities as they would have been changed into had they been deemed outstanding at the time of such change;

(ii) if Parent shall split, subdivide or combine any of its capital stock into a different number of securities, then the number of EBITDA Shares shall be proportionately adjusted; and

(iii) if the holders of the type of securities comprising the EBITDA Shares shall have received, or, on or after the record date fixed for the determination of eligible holders, shall have become entitled to receive, without payment therefor, other or additional stock or other securities of Parent by way of a dividend or distribution, then and in each case, the EBITDA Shares shall represent the right to receive from Parent at the time they are released from the escrow hereunder, in addition to the EBITDA Shares themselves, and without payment of any additional consideration therefor, the amount of such other or additional stock or other securities of Parent that would have been payable in respect of the EBIDTA Shares had they been deemed outstanding at the time of such dividend or distribution (and such dividend or distribution shall be deemed part of the EBITDA Shares for purposes of this Section 1(c)).

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2. On the earlier of (a) the fifth anniversary of the date hereof and (b) the third Business Day after it has been determined with finality under Section 1.16(c) of the Merger Agreement that the EBITDA Satisfaction Event has occurred, the Committee and the Representative shall deliver a joint notice (the “EBITDA Shares Notice”) to the Escrow Agent specifying whether the EBITDA Satisfaction Event has or has not occurred, and (a) if the EBITDA Satisfaction Event has occurred, instructing the Escrow Agent to immediately release all EBITDA Shares to the Recipients and Option Holders “) in the same proportion as their proportionate share of the total Company Common Stock and Company Preferred Stock immediately prior to the Effective Time (on a converted-to-Company Common Stock basis and ignoring for such purpose any preference payable in respect of any Preferred Stock, and, in the case of Option Holders, the proportionate share is based on the shares of Company Common Stock covered by the Prior Options held by the Option Holder immediately prior to the Effective Time) and (b) if the EBITDA Satisfaction Event has not occurred, instructing the Escrow Agent to immediately release all EBITDA Shares to Parent, which shall then be immediately cancelled by Parent.

3. Notwithstanding anything to the contrary contained in this Agreement, no portion of the EBITDA Shares shall be delivered to any Recipient until such time as same has delivered a properly executed Letter of Transmittal as provided by Section 1.6 of the Merger Agreement. In the event a distribution of a portion of the EBITDA Shares is to made to a Recipient who has not executed and delivered such Letter of Transmittal, the portion of the EBITDA Shares to which the Recipient is otherwise entitled shall be delivered in trust to Parent, which shall hold such portion of the EBITDA Shares pending delivery of such Letter of Transmittal or expiration of any period resulting in escheatment or forfeiture of same. EBITDA Shares shall be released to Option Holders whether or not the associated Substitute Options remain outstanding at such time, provided, however, that EBITDA Shares released to Option Holders shall be subject to the same vesting requirements as the associated Substitute Options and, if before the release of the EBITDA Shares, an Option Holder has forfeited all or a portion of a Substituted Option, the Option Holder shall forfeit the EBITDA Shares to the same extent.

4. Parent and the Representative shall cooperate in all respects with one another in the calculation of any amounts determined to be payable or issuable in accordance with this Agreement and in implementing the procedures necessary to effect such payments. For all purposes under this Agreement, Parent shall act through the Committee (as defined in the Escrow Agreement being executed by Parent, the Representative and the Escrow Agent concurrently herewith pursuant to Section 1.11 of the Merger Agreement (the “General Escrow Agreement”).

5.(a) The Escrow Agent undertakes to perform only such duties as are expressly set forth herein. It is understood that the Escrow Agent is not a trustee or fiduciary and is acting hereunder merely in a ministerial capacity.

(b) The Escrow Agent shall not be liable for any action taken or omitted by it in good faith and in the exercise of its own best judgment, and may rely conclusively and shall be protected in acting upon any order, notice, demand, certificate, opinion or advice of counsel (including counsel chosen by the Escrow Agent), statement, instrument, report or other paper or document (not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth and acceptability of any information therein contained) which is believed by the Escrow Agent to be genuine and to be signed or presented by the proper person or persons. The Escrow Agent shall not be bound by any notice or demand, or any waiver, modification, termination or rescission of this Agreement unless evidenced by a writing delivered to the Escrow Agent signed by the proper party or parties and, if the duties or rights of the Escrow Agent are affected, unless it shall have given its prior written consent thereto.

(c) The Escrow Agent’s sole responsibility upon receipt of any notice requiring any issuance of EBITDA Shares under the terms of this Agreement or the settlement with respect to any dispute, whether by virtue of joint resolution, arbitration or determination of a court of competent jurisdiction, is to issue the number of EBITD Shares specified in such notice to the party indicated, and the Escrow Agent shall have no duty to determine the validity, authenticity or enforceability of any specification or certification made in such notice.

11

(d) The Escrow Agent shall not be liable for any action taken by it in good faith and believed by it to be authorized or within the rights or powers conferred upon it by this Agreement, and may consult with counsel of its own choice and shall have full and complete authorization and indemnification under Section 5(f), below, for any action taken or suffered by it hereunder in good faith and in accordance with the opinion of such counsel.

(e) The Escrow Agent may resign at any time and be discharged from its duties as escrow agent hereunder by its giving the other parties hereto written notice and such resignation shall become effective as hereinafter provided. Such resignation shall become effective at such time that the Escrow Agent shall turn over the EBITDA Shares to a successor escrow agent appointed jointly by the Committee and the Representative. If no new escrow agent is so appointed within the 60 day period following the giving of such notice of resignation, the Escrow Agent may deposit the EBITDA Shares with any court it reasonably deems appropriate.

(f) Indemnification of Escrow Agent.

(i) From and at all times after the date of this Agreement, Parent shall, to the fullest extent permitted by law and to the extent provided herein, indemnify and hold harmless the Escrow Agent and each director, officer, employee, attorney, agent and affiliate of the Escrow Agent (collectively, the “Indemnified Parties”) against any and all actions, claims (whether or not valid), losses, damages, liabilities, costs and expenses of any kind or nature whatsoever (including without limitation reasonable fees, costs and expenses of one outside counsel (but not internal counsel)) (collectively, “Losses”) actually incurred by any of the Indemnified Parties from and after the date hereof, whether direct, indirect or consequential, as a result of or arising from or in any way relating to any claim, demand, suit, action or proceeding (including any inquiry or investigation) by any person, including, without limitation, Parent or the Recipients or Option Holders asserting a claim for any legal or equitable remedy against any person under any statute or regulation, including, but not limited to, any federal or state securities laws, or under any common law or equitable cause or otherwise, arising from or in connection with the negotiation, preparation, execution, performance or failure of performance of this Agreement or any transactions contemplated herein, whether or not any such Indemnified Party is a party to any such action, proceeding, suit or the target of any such inquiry or investigation; provided, however, that no Indemnified Party shall have the right to be indemnified hereunder for any Losses finally determined by a court of competent jurisdiction, subject to no further appeal, to the extent attributable to the gross negligence or willful misconduct of such Indemnified Party.

(ii) If any such action or claim shall be brought or asserted against any Indemnified Party, such Indemnified Party shall promptly notify the Representative and the Committee in writing, and Parent shall assume the defense thereof, including the employment of counsel and the payment of all reasonable expenses. Such Indemnified Party shall, in its sole discretion, have the right to employ separate counsel (who may be selected by such Indemnified Party in its sole discretion) in any such action and to participate in the defense thereof, and the reasonable fees and expenses of such counsel shall be paid by such Indemnified Party, except that Parent shall be required to pay such reasonable fees and expenses if (i) Parent agrees to pay such reasonable fees and expenses, (ii) Parent shall fail to assume the defense of such action or proceeding or shall fail, in the reasonable discretion of such Indemnified Party, to employ counsel satisfactory to the Indemnified Party in any such action or proceeding, (iii) Parent or the Recipients or Option Holders are the plaintiff in any such action or proceeding or (iv) the named or potential parties to any such action or proceeding (including any potentially impleaded parties) include both the Indemnified Party and Parent and/or the Recipients or Option Holders, and the Indemnified Party shall have been advised by counsel that there may be one or more legal defenses available to it which are different from or additional to those available to Parent or the Recipients or Option Holders. Parent shall pay the reasonable fees and expenses of counsel pursuant to the preceding sentence. All such reasonable fees and expenses payable by Parent pursuant to the foregoing sentence shall be paid from time to time as incurred, both in advance of and after the final disposition of such action or claim. The Losses of the Indemnified Parties shall be payable by

12

Parent. The obligations of Parent under this Section 5(f) shall survive any termination of this Agreement and the resignation or removal of the Escrow Agent and shall be independent of any obligation of the Escrow Agent.

(iii) The parties agree that the payment by Parent of any claim by the Escrow Agent for indemnification hereunder shall not impair, limit, modify, or affect, as between Parent, on the one hand, and the Recipients and/or Option Holders, on the other hand, the respective rights and obligations of Parent, on the one hand, and the Recipients and/or or Option Holders, on the other hand, under the Merger Agreement.

(g) The Escrow Agent shall be entitled to compensation from Parent for all services rendered by it hereunder as set forth on Schedule 5(g) hereto. The Escrow Agent shall also be entitled to reimbursement from Parent for all reasonable expenses paid or incurred by it in the administration of its duties hereunder including, but not limited to, all reasonable counsel, advisors’ and agents’ fees and disbursements and all taxes or other governmental charges.

(h) From time to time on and after the date hereof, the Committee and the Representative shall deliver or cause to be delivered to the Escrow Agent such further documents and instruments and shall do or cause to be done such further acts as the Escrow Agent shall reasonably request to carry out more effectively the provisions and purposes of this Agreement, to evidence compliance herewith or to assure itself that it is protected in acting hereunder.

6. This Agreement expressly sets forth all the duties of the Escrow Agent with respect to any and all matters pertinent hereto. No implied duties or obligations shall be read into this Agreement against the Escrow Agent. The Escrow Agent shall not be bound by the provisions of any agreement among the parties hereto except this Agreement and shall have no duty to inquire into the terms and conditions of any agreement made or entered into in connection with this Agreement, including, without limitation, the Merger Agreement.

7. This Agreement shall inure to the benefit of and be binding upon the parties and their respective heirs, successors, assigns and legal representatives, shall be governed by and construed in accordance with the law of Delaware applicable to contracts made and to be performed therein except that issues relating to the rights and obligations of the Escrow Agent shall be governed by and construed in accordance with the law of New York applicable to contracts made and to be performed therein. This Agreement cannot be changed or terminated except by a writing signed by the Parent (as such change or termination has been approved by the Committee), the Representative and the Escrow Agent.

8. The Parent and the Representative each hereby consents to the exclusive jurisdiction of the federal and state courts sitting in New Castle County, Delaware, with respect to any claim or controversy arising out of this Agreement. Service of process in any action or proceeding brought against the Committee or the Representative in respect of any such claim or controversy may be made upon it by registered mail, postage prepaid, return receipt requested, at the address specified in Section 9, with copies delivered by nationally recognized overnight carrier to Graubard Miller, The Chrysler Building, 405 Lexington Avenue, New York, New York 10174-1901, Attention: David Alan Miller, Esq., and to Covington & Burling LLP, The New York Times Building, 620 Eighth Avenue, New York, New York 10018, Attention: Ellen B. Corenswet, Esq.

9. All notices and other communications under this Agreement shall be in writing and shall be deemed given if given by hand or delivered by nationally recognized overnight carrier, or if given by telecopier and confirmed by mail (registered or certified mail, postage prepaid, return receipt requested), to the respective parties as follows:

A.	If to the Committee, to it at:

[address]

Attention:

Telecopier No.:

13

with a copy to:

Graubard Miller

The Chrysler Building

405 Lexington Avenue

New York, New York 10174-1901

Attention: David Alan Miller, Esq.

Telecopier No.: 212-818-8881

B.	If to the Representative, to him at:

[address]

with a copy to:

Covington & Burling LLP

The New York Times Building

620 Eighth Avenue

New York, New York 10018

Attention: Ellen B. Corenswet, Esq.

Telecopier No.: 212-841-1010

C.	If to the Escrow Agent, to it at:

Continental Stock Transfer & Trust Company

17 Battery Place

New York, New York 10004

Attention: Mark Zimkind

Telecopier No.: 212-509-5150

or to such other person or address as any of the parties hereto shall specify by notice in writing to all the other parties hereto.

10.(a) If this Agreement requires a party to deliver any notice or other document, and such party refuses to do so, the matter shall be submitted to arbitration pursuant to paragraph 2(d) of the General Escrow Agreement.

(b) All notices delivered to the Escrow Agent shall refer to the provision of this Agreement under which such notice is being delivered and, if applicable, shall clearly specify the aggregate dollar amount due and payable to Parent.

(c) This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original instrument and all of which together shall constitute a single agreement.

[Signatures are on following page]

14

IN WITNESS WHEREOF, each of the parties hereto has duly executed this Agreement on the date first above written.

VICTORY ACQUISITION CORP.

By:
Name:
Title:

THE REPRESENTATIVE:

VANTAGE CDP PARTNERS, L.P.

By:
Name:
Title:

ESCROW AGENT:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

By:
Name:
Title:

15

Annex D

General Form (Non Executive Officers and Directors)

LOCK-UP AGREEMENT

March     , 2009

Victory Acquisition Corp.

970 West Broadway

PMB 402

Jackson, Wyoming 83001

TouchTunes Corporation

3 Commerce Place, 4th Floor

Verdun, Quebec, H3E 1H7

CANADA

Re: Securities Issued in Business Combination with Victory Acquisition Corp.

Ladies and Gentlemen:

In connection with the Agreement and Plan of Reorganization, dated as of March     , 2009, by and among Victory Acquisition Corp. (“Parent”), VAC Merger Sub. Inc., TouchTunes Corporation, and VantagePoint CDP Partners, L.P. (the “Merger Agreement”), to induce Parent to enter into the Merger Agreement and consummate the Merger (as defined in the Merger Agreement), the undersigned agrees to, neither directly nor indirectly, during the “Restricted Period” (as hereinafter defined):

(1)	sell or offer or contract to sell or offer, grant any option or warrant for the sale of, assign, transfer, pledge, hypothecate, or otherwise encumber or dispose of (all being referred to as a “Transfer”) any legal or beneficial interest in any shares of stock, $.0001 par value, of Parent (“Parent Common Stock”), owned by the undersigned immediately following the Merger (including all Merger Shares) or otherwise received in connection with the Merger as contemplated by the Merger Agreement (the “Restricted Securities”), or

(2)	enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any of the Restricted Securities, whether such swap transaction is to be settled by delivery of any Restricted Securities or other securities of any person, in cash or otherwise,

As used herein, “Restricted Period” means the period commencing on the Closing Date (as defined in the Merger Agreement) and ending on the 18 month anniversary of the consummation of the Merger.

Notwithstanding the foregoing, after the 12 month anniversary of the Closing Date, the undersigned may transfer, prior to the end of the Restricted Period, that portion of the Restricted Securities in such quantity, in such manner and to such persons which the board of directors of Parent may consent in writing, which consent may be withheld for any reason in the good faith judgment of the board of directors.

It is understood that the shares of Parent Common Stock owned by the undersigned and held in escrow pursuant to that certain Escrow Agreement (as defined in the Merger Agreement) shall be considered part of the “Restricted Securities” and shall, for purposes of calculating the number of Restricted Securities the undersigned is entitled to Transfer hereunder, be entirely included in that portion of the Restricted Securities that remain subject to the restrictions of this Agreement.

Notwithstanding the foregoing limitations, this Lock-Up Agreement will not prevent any Transfer of any or all of the Restricted Securities, either during the undersigned’s lifetime or on the undersigned’s death, by gift, will or intestate succession, or by judicial decree, to a Permitted Transferee. A “Permitted Transferee” means any of the undersigned’s “family members” (as defined below) or trusts, family limited partnerships and similar entities formed primarily for the benefit of the undersigned or the undersigned’s “family members;” provided, however, that) it shall be a condition to such Transfer that the Permitted Transferee execute an agreement stating that the transferee is receiving and holding the Restricted Securities subject to the provisions of this Lock-Up Agreement, and other than to return the Restricted Securities to the former ownership, there shall be no further Transfer of the Restricted Securities except in accordance with this Lock-Up Agreement. For purposes of this sub-paragraph, “family member” shall mean spouse, lineal descendants, stepchildren, father, mother, brother or sister of the transferor or of the transferor’s spouse. Also notwithstanding the foregoing limitations, in the event the undersigned is an entity rather than an individual, this Lock-Up Agreement will not prevent any Transfer of any or all of the Restricted Securities to the shareholders of such entity, if it is a corporation, to the members of such entity, if it is a limited liability company, or to the partners in such entity, if it is a partnership; provided, however, that it shall be a condition to the Transfer that the transferee execute an agreement stating that the transferee is receiving and holding the Restricted Securities subject to the provisions of this Lock-Up Agreement, and other than to return the Restricted Securities to the former ownership, there shall be no further Transfer of the Restricted Securities in accordance with this Lock-Up Agreement.

The undersigned hereby authorizes Parent’s transfer agent to apply to any certificates representing Restricted Securities issued to the undersigned the appropriate legend to reflect the existence and general terms of this Lock-up Agreement.

This Lock-up Agreement will be legally binding on the undersigned and on the undersigned’s heirs, successors, executors, administrators, conservators and permitted assigns, and is executed as an instrument governed by the law of Delaware.

[signature page follows]

2

SIGNATURE PAGE TO THE LOCK-UP AGREEMENT

Signature

Name:

Address:

[SIGNATURE PAGE TO LOCK-UP AGREEMENT]

3

Form for Executive Officers and Directors

LOCK-UP AGREEMENT

March     , 2009

Victory Acquisition Corp.

970 West Broadway

PMB 402

Jackson, Wyoming 83001

TouchTunes Corporation

3 Commerce Place, 4th Floor

Verdun, Quebec, H3E 1H7

CANADA

Re: Securities Issued in Business Combination with Victory Acquisition Corp.

Ladies and Gentlemen:

In connection with the Agreement and Plan of Reorganization, dated as of March     , 2009, by and among Victory Acquisition Corp. (“Parent”), VAC Merger Sub. Inc., TouchTunes Corporation, and VantagePoint CDP Partners, L.P. (the “Merger Agreement”), to induce Parent to enter into the Merger Agreement and consummate the Merger (as defined in the Merger Agreement), the undersigned agrees to, neither directly nor indirectly, during the “Restricted Period” (as hereinafter defined):

(1)	sell or offer or contract to sell or offer, grant any option or warrant for the sale of, assign, transfer, pledge, hypothecate, or otherwise encumber or dispose of (all being referred to as a “Transfer”) any legal or beneficial interest in any shares of stock, $.0001 par value, of Parent (“Parent Common Stock”), owned by the undersigned immediately following the Merger (including all Merger Shares) or otherwise received in connection with the Merger as contemplated by the Merger Agreement (the “Restricted Securities”), or

(2)	enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any of the Restricted Securities, whether such swap transaction is to be settled by delivery of any Restricted Securities or other securities of any person, in cash or otherwise,

As used herein, “Restricted Period” means the period commencing on the Closing Date (as defined in the Merger Agreement) and ending on the 18 month anniversary of the consummation of the Merger.

Notwithstanding the foregoing, at any time following the Closing Date, the undersigned may transfer a number of shares of Parent Common Stock not to exceed an amount representing 10% of the number of shares of TouchTunes Corporation stock owned by the undersigned (including all options held by the undersigned, whether or not vested, on an as-exercised basis) immediately prior to the Closing Date. Also notwithstanding the foregoing, after the six month anniversary of the Closing Date, the undersigned may transfer, prior to the end of the Restricted Period, that portion of the Restricted Securities in such quantity, in such manner and to such persons which the board of directors of Parent may consent in writing, which consent may be withheld for any reason in the good faith judgment of the board of directors.

It is understood that the shares of Parent Common Stock owned by the undersigned and held in escrow pursuant to that certain Escrow Agreement (as defined in the Merger Agreement) shall be considered part of the “Restricted Securities” and shall, for purposes of calculating the number of Restricted Securities the undersigned is entitled to Transfer hereunder, be entirely included in that portion of the Restricted Securities that remain subject to the restrictions of this Agreement.

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Notwithstanding the foregoing limitations, this Lock-Up Agreement will not prevent any Transfer of any or all of the Restricted Securities, either during the undersigned’s lifetime or on the undersigned’s death, by gift, will or intestate succession, or by judicial decree, to a Permitted Transferee. A “Permitted Transferee” means any of the undersigned’s “family members” (as defined below) or trusts, family limited partnerships and similar entities formed primarily for the benefit of the undersigned or the undersigned’s “family members;” provided, however, that) it shall be a condition to such Transfer that the Permitted Transferee execute an agreement stating that the transferee is receiving and holding the Restricted Securities subject to the provisions of this Lock-Up Agreement, and other than to return the Restricted Securities to the former ownership, there shall be no further Transfer of the Restricted Securities except in accordance with this Lock-Up Agreement. For purposes of this sub-paragraph, “family member” shall mean spouse, lineal descendants, stepchildren, father, mother, brother or sister of the transferor or of the transferor’s spouse. Also notwithstanding the foregoing limitations, in the event the undersigned is an entity rather than an individual, this Lock-Up Agreement will not prevent any Transfer of any or all of the Restricted Securities to the shareholders of such entity, if it is a corporation, to the members of such entity, if it is a limited liability company, or to the partners in such entity, if it is a partnership; provided, however, that it shall be a condition to the Transfer that the transferee execute an agreement stating that the transferee is receiving and holding the Restricted Securities subject to the provisions of this Lock-Up Agreement, and other than to return the Restricted Securities to the former ownership, there shall be no further Transfer of the Restricted Securities in accordance with this Lock-Up Agreement.

The undersigned hereby authorizes Parent’s transfer agent to apply to any certificates representing Restricted Securities issued to the undersigned the appropriate legend to reflect the existence and general terms of this Lock-up Agreement.

This Lock-up Agreement will be legally binding on the undersigned and on the undersigned’s heirs, successors, executors, administrators, conservators and permitted assigns, and is executed as an instrument governed by the law of Delaware.

[signature page follows]

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SIGNATURE PAGE TO THE LOCK-UP AGREEMENT

Signature

Name:

Address:

[SIGNATURE PAGE TO LOCK-UP AGREEMENT]

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Annex E

Graubard Miller

The Chrysler Building 405 Lexington Avenue NEW YORK, N.Y. 10174-1901 (212) 818-8800
facsimile:		direct dial number
(212) 818-8881

March     , 2009

Victory Acquisition Corp.

970 West Broadway, PMB 402

Jackson, Wyoming 83001

Re:	Merger with TouchTunes Corporation

Dear Sirs:

We have acted as counsel to Victory Acquisition Corp. (“Victory”), a Delaware corporation, in connection with the proposed merger of VAC Merger Sub, Inc. (“Merger Sub”) and TouchTunes Corporation. You have requested our opinion in connection with the federal income tax consequences of the proposed merger to Victory and the stockholders of Victory.

FACTS

The relevant facts are set forth in the Registration Statement filed with the Securities and Exchange Commission on                     , 2009, File No.             , as amended (the “Registration Statement”), and the Agreement and Plan of Reorganization, dated as of March 23, 2009, among Victory, Merger Sub, a Delaware corporation and wholly owned subsidiary of Victory, and TouchTunes Corporation, a Delaware corporation (“TouchTunes”) (“Merger Agreement”). For purposes of this opinion we have assumed and rely upon the truth and accuracy of the facts as set forth in the aforesaid documents.

A summary of the facts follows. Victory was organized January 12, 2007 to effect a business combination with an operating business in any industry other than the franchising, financial services or healthcare industries. On April 30, 2007, Victory closed its initial public offering of 33,000,000 units consisting of one share of its common stock (“Public Shares”) and one warrant generating total gross proceeds of $330,000,000. Through December 31, 2008, $330,144,844 was held in the trust fund. The Victory common stock, units and warrants are currently listed on the NYSE Amex under the symbols VRY, VRY.U and VRY.WS, respectively.

TouchTunes develops, manufactures and sells interactive digital entertainment systems, providing innovative digital entertainment content and highly-targeted advertising services to a network of approximately 38,000 out-of-home locations in North America, such as bars, restaurants, retailers and other businesses. These services are provided, under a usage-based revenue model, through long-term agreements with TouchTunes’ distribution channel of more than 2,800 amusement vendor operators and through direct sales to national and regional chains, primarily restaurants. TouchTunes’ wholly-owned subsidiary, TouchTunes Music Corporation introduced the world’s first digital-downloading, pay-per-play commercial jukebox in 1998 and now operates one of the largest out-of-home interactive entertainment networks in the United States. Since mid-2007, TouchTunes has expanded its entertainment network offering, through acquisitions and product development, to include a wireless, portable entertainment system, an interactive advertising platform on the jukebox and an in-location television-based advertising and content solution.

Victory Acquisition Corp.

March     , 2009

Under the Agreement and Plan of Reorganization, Merger Sub will merge with and into TouchTunes with TouchTunes being the surviving entity and becoming a wholly owned subsidiary of Victory.

Victory is authorized to issue 85 million shares of common stock. There are currently 40,500,000 shares of Victory common stock outstanding, of which 33,000,000 are Public Shares.

The holders of common stock of TouchTunes will receive in the merger 28,340,561 shares of Victory common stock. Additionally, all outstanding TouchTunes’ options shall be cancelled and substituted with options of similar tenor to purchase an aggregate of 6,605,978 shares of Victory common stock, of which options to purchase 4,659,579 shares are vested as of March 23, 2009. The holders of common stock of TouchTunes will also have the right to receive up to an additional 8,016,265 shares (“EBITDA Shares”) of Victory common stock if the combined company’s earnings before interests, taxes, depreciation and amortization (EBITDA) exceeds an aggregate of $50 million for any two consecutive quarters ending on the fifth anniversary of the closing of the merger. The EBITDA Shares will be issued at the closing of the merger and will be placed in escrow until they are earned. If the EBITDA target is not met, the EBITDA Shares shall be returned to Victory for cancellation. If the EBITDA target is met, the TouchTunes’ options shall also be adjusted to purchase an additional 2,103,523 shares of Victory common stock, of which 1,483,736 EBITDA Shares relate to vested options as of March 23, 2009.

Of the shares of Victory common stock to be owned by the holders of TouchTunes common stock, 10% of those shares will be placed in escrow to provide a fund to satisfy indemnification obligations under the Merger Agreement. The TouchTunes stockholders retain their right to vote their shares and receive cash dividends on the escrowed shares.

Upon consummation of the proposed merger, Victory will own 100% of the outstanding common stock of TouchTunes.

Victory stockholders will continue to hold the shares of Victory common stock that they owned prior to the merger. Holders of Victory Public Shares have the right to vote against the merger proposal and elect to convert their Public Shares into cash. To preclude the possibility that holders of 20% or more of the Public Shares will vote against the merger and seek conversion of their Public Shares into cash, Victory, its officers, directors and founding stockholders, TouchTunes and the holders of TouchTunes common stock may enter into arrangements to provide for the purchase of Public Shares not to vote against the merger proposal.

The parties intend for the merger to qualify as tax-free transaction pursuant to section 368(a)(2)(E) of the Internal Revenue Code of 1986, as amended (“Code”).

THE LAW

Section 61 of the Code provides that gross income includes “gains derived from dealings in property.”

Code section 1001 provides that the sale or exchange of property shall be a taxable event and gain “shall be the excess of the amount realized from the sale or other disposition of property over the adjusted basis” of the property.

Certain types of exchanges, however, are afforded nonrecognition treatment where the exchange does not change the taxpayer’s capital investment, but merely the form in which the taxpayer holds it. In these cases, the potential gain for recognition is preserved by exchanging the basis of the relinquished property for the basis of the property received.

Victory Acquisition Corp.

March     , 2009

Code section 354 provides generally that in a “reorganization” exchanges of stock or securities in a corporation by a holder for stock or securities in another corporation are tax free. Code section 361 provides generally that in a “reorganization” an exchange of property by a corporation for stock or securities in another corporation is tax free.

IRC Section 368 and the other ancillary sections hereinafter referred to, provide that in a “reorganization” exchanges of property and stock or securities do not result in a taxable event. The term “reorganization” is defined by IRC Section 368(a)(1)(A) to include mergers. IRC Section 368(a)(2)(E) allows reorganization treatment when a controlled subsidiary merges into the target company (which emerges as the surviving corporation) and shareholders of the target exchange their stock for stock of the parent corporation, a so-called “reverse-subsidiary-merger” acquisition. This type of reorganization is effected where (1) pursuant to a merger the former target shareholders surrender an amount of stock representing at least 80% of each class of target stock; (2) after the merger, the target holds substantially all its properties and substantially all the properties of the merger subsidiary (other than the stock of the parent corporation distributed in the transaction); (3) stock of the parent corporation which was in control of the merger subsidiary is used to effect the merger; and (4) the target becomes a first-tier subsidiary of the parent. Each of the foregoing requirements is complied with in the proposed merger.

Code section 358(a)(1) provides that in the case of an exchange to which section 354 applies, the “basis of the property permitted to be received under such section without the recognition of gain or loss shall be the same as that of the property exchanged.”

Code section 362(b) provides that “[i]f property was acquired by a corporation in connection with a reorganization…, then the basis shall be the same as it would be in the hands of the transferor, increased in the amount of gain recognized to the transferor on such transfer.”

Section 1032 of the Code provides that “no gain or loss shall be recognized to a corporation on the receipt of money or other property in exchange for stock (including treasury stock) of such corporation.”

The Internal Revenue Service holds that a subsidiary recognizes no gain or loss upon the issuance of its parent’s stock in connection with a reorganization. See Treasury Regulations §1.1032-2; Rev. Rul. 57-278, 1957-1 Cum. Bul. 124. When a subsidiary is a transitory first-tier subsidiary used to effect a reverse subsidiary merger, the subsidiary may be disregarded and the transaction recharacterized as a direct acquisition by the parent and thereby protected by IRC Section 1032. Cf. Rev. Rul. 73-427, 1973-2 Cum. Bul. 301.

Code section 1221 defines a “capital asset” as property held by the taxpayer other than stock in trade, inventory, property held primarily for sale to customers, depreciable property, real property used in trade or business, and certain other specified types of property. Code section 1222(3) defines “long-term capital gain” as gain from the sale or exchange of a capital asset held for more than one year. Code section 1223(1) provides that if a capital asset has the same basis as the property for which it is being exchanged, the taxpayer’s holding period includes the period the taxpayer held the property surrendered.

Victory Acquisition Corp.

March     , 2009

OPINION

Assuming that the above factual statements are the same on the closing date, our opinion of the Federal income tax consequences of the proposed merger to Victory and stockholders of Victory is:

1.	The merger of Merger Sub into TouchTunes will qualify as a reorganization within the meaning of Section 368(a)(2)(E) of the Internal Revenue Code.

2.	No gain or loss will be recognized by Victory upon the issuance of its stock in connection with the proposed merger.

3.	No gain or loss will be recognized by Merger Sub in connection with the proposed merger.

4.	No gain or loss will be recognized by stockholders of Victory if their conversion rights are not exercised.

5.	A stockholder of Victory who exercises conversion rights and effects a termination of the stockholders’ interest in Victory will be required to recognize gain or loss upon the exchange of that stockholder’s shares of common stock of Victory for cash. Such gain or loss will be measured by the difference between the amount of cash received and the tax basis of that stockholder’s shares of Victory common stock. This gain or loss will be a capital gain or loss if such shares were held as a capital asset on the date of the business combination and will be a long-term capital gain or loss if the holding period for the share of Victory common stock is more than one year.

In connection with the above opinion, we hereby consent to the use of our name in the Registration Statement of Victory and all amendments thereto and the filing of this opinion as an annex to the Registration Statement.

Very truly yours,

Graubard Miller

Annex F

FORM OF TOUCHTUNES CORPORATION 2009 STOCK INCENTIVE PLAN

ARTICLE 1. PURPOSE; EFFECTIVE DATE; DURATION OF THE PLAN

1.01	Purpose. The purpose of the TouchTunes Corporation 2009 Stock Incentive Plan (the “Plan”) is to provide certain employees of TouchTunes Corporation (the “Company”) and its Affiliates (as defined below) and members of the Board (as defined below) with the opportunity to receive stock-based and other long-term incentive grants in order to attract and retain qualified individuals and to align their interests with those of shareholders.

1.02	Effective Date and Duration of the Plan. This Plan will become effective upon the date the shareholders of the Company first approve the Plan (the “Effective Date”). Unless sooner terminated as provided herein, the Plan shall terminate on the tenth anniversary of the Effective Date. After the Plan is terminated, no Awards (as defined below) may be granted under the Plan, but Awards previously granted shall remain outstanding in accordance with their applicable terms and conditions.

1.03	Conversion of Options Issued Under TouchTunes Holding Corporation 2007 Long-Term Incentive Plan. Pursuant to Section of the Agreement and Plan of Reorganization by and among Victory Acquisition Corp., TC Merger Sub, Inc., TouchTunes Corporation and Vantage Point Venture Partners, dated [ ], 2009 (the “Merger Agreement”), at the Effective Time of the Merger (as such terms are defined in the Merger Agreement), the outstanding options under the TouchTunes Holding Corporation 2007 Long-Term Incentive Plan shall become Substitute Awards (as defined below) under this Plan in the form of Stock Options (as defined below).

ARTICLE 2. DEFINITIONS

As used in this Plan, unless the context otherwise requires, each of the following terms shall have the meaning set forth below.

“Adjustment Date” means each January 1 during the term of this Plan, beginning January 1, 2010.

“Affiliate” means a corporation, partnership, business trust, limited liability company or other form of business organization at least a majority of the total combined voting power of all classes of stock or other equity interests of which is owned by the Company, either directly or through one or more other Affiliates.

“Award” means a grant of an Option, SAR, Restricted Stock Award, Performance Award, or Other Stock Award pursuant to the Plan, which may, as determined by the Committee, be in lieu of other compensation owed to a Participant.

“Award Agreement” means an agreement, either in written or electronic format, in such form and with such terms and conditions as may be specified by the Committee, which evidences the terms and conditions of an Award.

“Board of Directors” or “Board” means the board of directors of the Company.

“Code” means the Internal Revenue Code of 1986, as amended from time to time, and any references to a particular section of the Code shall be deemed to include any successor provision thereto.

“Committee” means the Compensation Committee or such other committee of the Board of Directors, which shall consist solely of two or more directors who are (i) “outside directors” within the meaning of Section 162(m) of the Code and (ii) “non-employee directors” within the meaning of Securities and Exchange Commission Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934, as amended, or any such successor provision thereto.

“Company” means TouchTunes Corporation, a Delaware corporation.

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“Covered Employee” means a “covered employee” within the meaning of Section 162(m)(3) of the Code.

“Eligible Individual” means an Employee, a member of the Board, or a consultant or independent contractor to the Company or an Affiliate and who is determined by the Committee to render key services to the Company or an Affiliate.

“Employee” means an employee of the Company or any Affiliate.

“Exercise Price” means, as determined by the Committee, the purchase price per share of Shares issuable upon the exercise of an Option or the value used to determine the amount payable upon the exercise of an SAR, which amount, except in the case of Substitute Awards, shall not be less than the Fair Market Value of a Share on the date such Award is granted (or not less than 110% of the Fair Market Value of a Share on the date such Award is granted, in the case of an Incentive Stock Option granted to a 10% stockholder).

“Fair Market Value” means, unless otherwise determined by the Committee, the closing stock price for a Share as reported on a national securities exchange if the Shares are then being traded on such an exchange. If Shares are not publicly traded at the time a determination of their value is required to be made, the determination of their Fair Market Value shall be made by the Committee in such manner as it deems appropriate, consistent with Section 409A of the Code.

“Incentive Stock Option” means an Option which is intended to meet the requirements set forth in Section 422 of the Code and which only Employees are eligible to receive.

“Nonqualified Stock Option” means an Option not intended to qualify as an Incentive Stock Option.

“Option” means the right to purchase a Share granted pursuant to Article 7, which may take the form of either an Incentive Stock Option or a Nonqualified Stock Option.

“Other Stock Award” means an Award that is not an Option, SAR, Restricted Stock Award, or Performance Award and that is valued in whole or in part, or that are otherwise based on, Shares, including but not limited to dividend equivalents or amounts which are equivalent to all or a portion of any federal, state, local, domestic, or foreign taxes relating to an Award, which may be payable in Shares, cash, other securities, or any other form of property as the Committee shall determine, subject to the terms and conditions set forth by the Committee and granted pursuant to Article 11.

“Participant” means an Eligible Individual selected by the Committee to receive Awards under the Plan.

“Performance Awards” means Awards of Performance Shares or Performance Units.

“Performance-Based Compensation” has the meaning provided in 6.01.

“Performance Measure” has the meaning provided in 6.03.

“Performance Period” means a period of at least 12 months established by the Committee pursuant to Article 10.

“Performance Share” means an Award denominated in Shares, which is earned during a specified period subject to the terms and conditions as determined by the Committee and granted pursuant to Article 10.

“Performance Unit” means an Award denominated in units having a value in dollars or such other currency, as determined by the Committee, which is earned during a specified period subject to the terms and conditions as determined by the Committee and granted pursuant to Article 10.

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“Plan” means the TouchTunes Corporation 2009 Stock Incentive Plan, as amended and restated from time to time.

“Restricted Stock” means an Award of Shares, subject to such terms and conditions as determined by the Committee and granted pursuant to Article 9.

“Restricted Stock Award” means an Award consisting of Restricted Stock or Restricted Stock Units.

“Restricted Stock Unit” means an Award consisting of a bookkeeping entry representing an amount equivalent to the Fair Market Value of one Share, payable in cash or Shares, and representing an unfunded and unsecured obligation of the Company, subject to such terms and conditions as determined by the Committee and granted pursuant to Article 9.

“Shares” means shares of common stock, [$            ] par value, of the Company.

“Stock Appreciation Right” or “SAR” means an Award that represents the right to receive the difference between the Fair Market Value of a Share on the date of exercise and an Exercise Price, payable in cash or Shares, subject to such terms and conditions as determined by the Committee and granted pursuant to Article 8.

“Substitute Award” means an Award granted in assumption of, or in substitution for, an outstanding award previously granted by a company acquired by the Company or with which the Company combines. No Substitute Award shall be granted that would cause an Award that is subject to or becomes subject to Section 409A of the Code to fail to satisfy the requirements of Section 409A of the Code.

ARTICLE 3. ADMINISTRATION

Subject to the express provisions of this Plan, the Committee shall have authority to interpret the Plan, to prescribe, amend, and rescind rules and regulations relating to it, to designate Participants and determine the terms and conditions of Awards, including but not limited to the type of Award, vesting schedule, treatment upon termination of employment, and other terms and conditions deemed appropriate, and to make all other determinations deemed necessary or advisable for the administration of the Plan. In exercising its discretion to the extent permissible under the express provisions of this Plan, the Committee may use such objective or subjective factors as it determines to be appropriate in its sole discretion. The determinations of the Committee pursuant to its authority under the Plan shall be conclusive and binding. The Committee may delegate to one or more officers of the Company its authority to administer the Plan (including the authority to grant Awards), subject to the terms and conditions as the Committee shall determine, except as follows. The Committee may not delegate its authority with respect to: (a) non-ministerial actions with respect to Awards granted to members of the Board and officers within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended; (b) non-ministerial actions with respect to Performance-Based Compensation; and (c) certifying that any performance goals and other material terms attributable to Performance-Based Compensation have been satisfied.

ARTICLE 4. SHARES AVAILABLE FOR AWARDS

4.01	Maximum Number of Shares.

(a)

Subject to adjustment as provided in Section 4.04, the maximum number of Shares (including Shares issued with respect to Substitute Awards) available for issuance under the Plan shall be             . The total number of Shares available for issuance under this Plan shall automatically increase on each Adjustment Date by an amount necessary so that the total number of Shares available for issuance under the Plan (including for then-outstanding Awards) on the Adjustment Date is not less than 5% of the outstanding Shares on the Adjustment Date (determined on a fully-diluted basis), except that in no

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event shall the Shares available under the Plan increase on an Adjustment Date by more than an amount of Shares equal to 1.5% of the outstanding Shares on that Adjustment Date (determined on a fully-diluted basis).

(b)	Subject to adjustment as provided in Section 4.04, the maximum number of Shares (including shares issued with respect to Substitute Awards) available for issuance of under the Plan for Incentive Stock Options shall be and for Nonqualified Stock Options shall be . Each such amount shall be increased on each Adjustment Date by a percentage equal to the same percentage, if any, that the maximum number of Shares available under the Plan increases on that Adjustment Date under subsection (a), above.

(c)	If any Shares are subject to an Award that is forfeited, settled in cash, or expires, any such unissued Shares covered by such Award shall again be available for issuance under the Plan. Shares not issued as a result of the net exercise of an SAR, Shares tendered by the Participant or retained by the Company as full or partial payment to the Company for the purchase of an Award or to satisfy tax withholding obligations in connection with an Award, or Shares repurchased on the open market with the proceeds from the payment of an Exercise Price of an Option shall not again be available for issuance under the Plan.

(d)	Unless otherwise determined by the Committee, Awards that are designed to operate in tandem with other Awards shall not be counted against the maximum number of Shares available under subsection (a), above, to the extent there otherwise would be double counting.

4.02	Individual Award Limits.

(a)	The maximum aggregate number of Shares with respect to which Awards may be granted in a single calendar year to an individual Participant may not exceed .

(b)	The maximum aggregate number of Shares with respect to which Options and SARs may be granted in a single calendar year to an individual Participant may not exceed .

(c)	The aggregate Fair Market Value (determined as of the date of grant) of the Shares for which all Incentive Stock Options granted to any one Participant may become exercisable for the first time in any one calendar year shall not exceed $100,000. If two or more Options designated as Incentive Stock Options first become exercisable in the same calendar year, the $100,000 limit shall be applied to the Options in the order in which they were granted, and any Shares whose value exceeds the limit shall be deemed to be covered by a Nonqualified Stock Option.

4.03	Shares Available. Any Shares issued under the Plan shall consist, in whole or in part, of authorized and unissued Shares, Shares purchased in the open market or otherwise, Shares in treasury, or any combination thereof, as the Committee or, as appropriate, the Board may determine, provided, however, that with respect to any Participant subject to Canadian income tax, only treasury Shares will be issued.

4.04	Adjustment. In the event of any merger, reorganization, consolidation, recapitalization, stock dividend, stock split, reverse stock split, spin-off, combination, repurchase or exchange of Shares or other securities of the Company, or similar corporate transaction, as determined by the Committee, the Committee shall, in such manner as it may deem equitable and to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, adjust the number and type of Shares available for Awards under the Plan, the number and type of Shares subject to outstanding Awards, and the Exercise Price with respect to any Award; provided, however, that any fractional Share resulting from an adjustment pursuant to this Section 4.04 shall be rounded to the nearest whole number. The Committee shall not make any adjustment pursuant to this Section 4.04 that would: (a) cause an Award that is subject to or becomes subject to Section 409A of the Code to fail to satisfy the requirements of Section 409A of the Code; or (b) prevent an Award that is intended to be Performance-Based Compensation from satisfying the requirements of Section 162(m) of the Code for certain performance-based compensation paid to Covered Employees.

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ARTICLE 5. ELIGIBILITY

The Committee from time to time may designate which Eligible Individuals shall become Participants under the Plan.

ARTICLE 6. CODE SECTION 162(m) PROVISIONS

6.01	Performance-Based Compensation. “Performance-Based Compensation” means compensation under an Award that is intended to satisfy the requirements of Section 162(m) of the Code for certain performance-based compensation paid to Covered Employees. The Committee may designate an Award as Performance-Based Compensation that is subject to this Article 6 with respect to any Participant that is or may be as of the end of the Company’s tax year in which the Company would claim a tax deduction in connection with the Award, a Covered Employee.

6.02	Performance Goals. If an Award (other than an Option or SAR) is intended to qualify as Performance-Based Compensation, the Award shall vest or be paid solely on account of the attainment of an objective performance goal based on one or more of the Performance Measures listed in Section 6.03. The Committee shall establish the performance goal in writing not later than ninety (90) days after the commencement of the Performance Period (or, if earlier, before twenty-five percent (25%) of the Performance Period has elapsed), and at a time when the outcome of the performance goal is still substantially uncertain. The performance goal shall state, in terms of an objective formula or standard, the method for determining the amount of compensation payable to the Participant if the performance goal is attained.

6.03	Performance Measures. The Performance Measures used to establish performance goals for Performance-Based Compensation shall be limited to the following:

(a)	Net earnings or net income (before or after taxes);

(b)	Earnings per share;

(c)	Net sales or revenue growth;

(d)	Net operating profit;

(e)	Return measures (including, but not limited to, return on assets, capital, invested capital, equity, sales, or revenue);

(f)	Cash flow (including, but not limited to, operating cash flow, free cash flow, cash flow return on equity, and cash flow return on investment);

(g)	Earnings before or after taxes, interest, depreciation, and/or amortization;

(h)	Gross or operating margins;

(i)	Productivity ratios;

(j)	Share price (including, but not limited to, growth measures and total shareholder return);

(k)	Expense targets;

(l)	Margins;

(m)	Operating efficiency;

(n)	Market share;

(o)	Customer satisfaction;

(p)	Working capital targets; and

(q)	Economic value added (net operating profit after tax minus the sum of capital multiplied by the cost of capital).

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Any Performance Measure(s) may be used to measure the performance of the Company and/or Affiliate as a whole or any business unit of the Company and/or Affiliate or any combination thereof, as the Committee may deem appropriate, or any of the above Performance Measures as compared to the performance of a group of comparable companies, or published or special index that the Committee, in its sole discretion, deems appropriate, or the Company may select Performance Measure (j) above as compared to various stock market indices.

6.04	Certification of Performance. No vesting or payment shall occur under an Award that is intended to qualify as Performance-Based Compensation until the Committee certifies in writing that the performance goal and any other material terms of the Award have been satisfied.

6.05	Adjustment of Performance-Based Compensation. Awards that are intended to qualify as Performance-Based Compensation may not be adjusted upward. The Committee shall retain the discretion to adjust such Awards downward, either on a formula or discretionary basis or any combination, as the Committee determines.

6.06	Committee Discretion. In the event that the Committee determines that it is advisable to grant Awards that shall not qualify as Performance-Based Compensation, the Committee may make such grants without satisfying the requirements of Section 162(m) of the Code, and may base the vesting or payment of such Awards on Performance Measures other than those set forth in Section 6.03.

ARTICLE 7. OPTIONS

Subject to the terms and conditions of the Plan, the Committee may grant to Participants Options on such terms and conditions as the Committee may prescribe in such Option’s Award Agreement, including, but not limited to, specification of the Exercise Price; a vesting schedule; term of the Option, which shall not be longer than ten years (or five years, in the case of an Incentive Stock Option granted to a 10% stockholder); method of payment of the Exercise Price; treatment upon termination of employment or service of the Participant; and other terms and conditions that the Committee may deem appropriate.

ARTICLE 8. STOCK APPRECIATION RIGHTS

Subject to the terms and conditions of the Plan, the Committee may grant to Participants SARs on such terms and conditions as the Committee may prescribe in such SAR’s Award Agreement, including, but not limited to, specification of the Exercise Price; a vesting schedule; term of the SAR, which shall not be longer than ten years; form of payment; treatment upon termination of employment or service of the Participant; and other terms and conditions that the Committee may deem appropriate.

ARTICLE 9. RESTRICTED STOCK AWARD

Subject to the terms and conditions of the Plan, the Committee may grant to Participants Restricted Stock Awards on such terms and conditions as the Committee may prescribe in such Restricted Stock Award’s Award Agreement, including, but not limited to, a vesting schedule; a purchase price, if any; treatment upon termination of employment or service of the Participant; and other terms and conditions that the Committee may deem appropriate. Unless the Committee determines otherwise, no Award of Restricted Stock shall be provided to a Participant who is, at the time the Award is granted, subject to Canadian income tax.

ARTICLE 10. PERFORMANCE AWARDS

Subject to the terms and conditions of the Plan, the Committee may grant to Participants Performance Awards on such terms and conditions as the Committee may prescribe in such Performance Award’s Award Agreement, including, but not limited to, the Performance Period; performance criteria; treatment upon

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termination of employment or service of the Participant; and other terms and conditions that the Committee may deem appropriate. A Performance Award may, in the Committee’s discretion, be designated as Performance-Based Compensation as described in Article 6.

ARTICLE 11. OTHER STOCK AWARDS

Subject to the terms and conditions of the Plan, the Committee may grant to Participants Other Stock Awards on such terms and conditions as the Committee may prescribe in such Other Stock Award’s Award Agreement, including, but not limited to, a vesting schedule; purchase price, if any; deferrals allowed or required; treatment upon termination of employment or service of the Participant; and other terms and conditions that the Committee may deem appropriate.

ARTICLE 12. PROHIBITION ON REPRICING

The Committee shall not reduce the Exercise Price of any outstanding Option or SAR, whether through amendment, cancellation, replacement, or any other means, without the approval of shareholders. This Article 12 shall not be construed to apply: (i) to Substitute Awards; or (ii) to an adjustment made pursuant to Section 4.04 of the Plan. The Committee shall not reduce the Exercise Price of any outstanding Option or SAR pursuant to this Article 12 if such action would cause an Award that is subject to or becomes subject to Section 409A of the Code to fail to satisfy the requirements of Section  409A of the Code.

ARTICLE 13. TERMINATION AND AMENDMENT

13.01	Termination; Amendment. Subject to the approval of the Board, where required, the Committee may at any time and from time to time alter, amend, suspend, or terminate the Plan in whole or in part; provided, however, that no action shall be taken by the Board or the Committee without the approval of shareholders that would:

(a)	Increase the maximum number of Shares that may be issued under the Plan, except as provided in Section 4.04;

(b)	Increase the limits applicable to Awards under the plan, except as provided in Section 4.04;

(c)	Allow for an Exercise Price below the Fair Market Value of Shares on the date of grant of an Option or SAR;

(d)	Amend Article 12 to permit the repricing of outstanding Options or SARs; or

(e)	Require approval of the Company’s shareholders under any applicable law, regulation, or rule, including the rules of any stock exchange on which the Shares are listed.

13.02	Awards Previously Granted. Notwithstanding the foregoing, no termination or amendment of the Plan may, without the consent of the applicable Participant, terminate or adversely affect any material right or obligation under an Award previously granted under the Plan; provided, however, that the Committee may alter, amend, suspend, or terminate the Plan or an Award in whole or in part, without the consent of the Participant, to the extent necessary to conform the provisions of the Plan or an Award with Section 409A of the Code or regulations thereunder regardless of whether such alteration, amendment, suspension, or termination adversely affects the rights or obligations under the Award.

ARTICLE 14. GENERAL PROVISIONS

14.01

Withholding. The Committee may make such provisions and take such steps as it may deem necessary and appropriate for the withholding of any taxes that the Company is required by law or regulation of any governmental authority, whether federal, state, local, domestic, or foreign, to withhold in connection with

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the grant, exercise, payment, or removal of restrictions of an Award, including, but not limited to, requiring the Participant to remit to the Company an amount sufficient to satisfy such withholding requirements in cash or Shares or withholding cash or Shares due or to become due with respect to the Award at issue. The Participant shall remain responsible at all times for paying any federal, state, and local income or employment tax due with respect to any Award, and the Company shall not be liable for any interest or penalty that a Participant incurs by failing to make timely payments of tax.

14.02	Postponement of Issuance and Delivery. The issuance and delivery of any Shares under this Plan may be postponed by the Company for such period as may be required to comply with any applicable requirements under any applicable listing requirement of any national securities exchange or any law or regulation applicable to the issuance and delivery of Shares, and the Company shall not be obligated to issue or deliver any Shares if the issuance or delivery of such Shares shall constitute a violation of any provision of any law or regulation of any governmental authority or any national securities exchange.

14.03	No Right to Awards. No employee, consultant, or member of the Board shall have any claim to be granted any Award under the Plan, and there is no obligation for uniform treatment of employees, consultants, or members of the Board under the Plan. The terms and conditions of Awards need not be the same with respect to different Participants.

14.04	No Right to Employment or Directorship. The grant of an Award shall not be construed as giving a Participant the right to be retained in the employ of the Company or an Affiliate or any right to remain as a member of the Board, as the case may be. The Company may at any time terminate an employee’s employment or remove a member of the Board free from any liability or any claim under the Plan, unless otherwise provided in the Plan or an Award Agreement.

14.05	No Rights as a Shareholder. A Participant shall have no rights as a shareholder with respect to any Shares covered by an Award until the date of the issuance and delivery of such Shares.

14.06	Severability. If any provision of the Plan or any Award is, becomes, or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Committee, materially altering the purpose or intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction or Award, and the remainder of the Plan or such Award shall remain in full force and effect.

14.07	No Trust or Fund Created. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate and a Participant or any other person. To the extent any person acquires a right to receive payments from the Company or an Affiliate pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company or any Affiliate.

14.08	Headings. Headings are given to the Sections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provisions thereof.

14.09	Nonassignability. Unless otherwise determined by the Committee, no Participant or beneficiary may sell, assign, transfer, discount, or pledge as collateral for a loan, or otherwise anticipate any right to payment under the Plan other than by will or by the applicable laws of descent and distribution; provided, however, that in no event shall the Committee permit a Participant or beneficiary to receive consideration in respect of any sale, assignment, transfer, discount, pledge, or anticipation under this Section 14.09.

14.10

Indemnification. In addition to such other rights of indemnification as members of the Board or the Committee or officers or employees of the Company or an Affiliate to whom authority to act for the Board or Committee is delegated may have, such individuals shall be indemnified by the Company against all reasonable expenses, including attorneys’ fees, incurred in connection with the defense of any action, suit,

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or proceeding, or in connection with any appeal thereof, to which any such individual may be a party by reason of any action taken or failure to act under or in connection with the Plan or any right granted hereunder and against all amounts paid by such individual in a settlement thereof that is approved by the Company’s legal counsel or paid in satisfaction of a judgment in any such action, suit, or proceeding, except in relation to matters as to which it shall be adjudged that such person is liable for gross negligence, bad faith, or intentional misconduct; provided, however, that any such individual shall give the Company an opportunity, at its own expense, to defend the same before such individual undertakes to defend such action, suit, or proceeding.

14.11	Foreign Jurisdictions. The Committee may adopt, amend, or terminate arrangements, not inconsistent with the intent of the Plan, to make available tax or other benefits under the laws of any foreign jurisdiction to Participants subject to such laws or to conform with the laws and regulations of any such foreign jurisdiction.

14.12	Applicable Law. This Plan shall be governed, construed and administered in accordance with the laws of the State of New York, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this provision to the substantive law of another jurisdiction. The Plan is intended, and shall be construed, to comply with section 409A of the Code.

14.13	No Guarantee of Favorable Tax Treatment. Although the Committee intends to administer the Plan so that Awards will be exempt from, or will comply with, the requirements of Section 409A of the Code, the Company does not warrant that any Award under the Plan will qualify for favorable tax treatment under Section 409A of the Code or any other provision of federal, state, local, or foreign law. The Company shall not be liable to any Participant for any tax the Participant might owe as a result of the grant, holding, vesting, exercise, or payment of any Award under the Plan.

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ANNEX G

VOTING AGREEMENT

VOTING AGREEMENT, dated as of this [Closing Date] (“Agreement”), among Victory Acquisition Corp. (“Victory”), a Delaware corporation; Eric J. Watson and Jonathan J. Ledecky and each of the other directors of Victory immediately prior to consummation of the Merger (“Victory Sponsors”); VantagePoint CDP Partners, L.P. (“VantagePoint”); and certain other stockholders of TouchTunes Corporation (“TouchTunes”) who are listed on Schedule A attached hereto (“TouchTunes Stockholders” and, collectively with the Victory Sponsors, VantagePoint, the “Stockholders”). Capitalized terms used but not defined in this Agreement shall have the meaning ascribed to them in the Merger Agreement.

WHEREAS, on March 23, 2009, each of Victory, VAC Merger Sub, Inc. (“Merger Sub”); and TouchTunes Corporation entered into an Agreement and Plan of Reorganization (“Merger Agreement”) that provides, inter alia, upon the terms and subject to the conditions thereof, for the merger of Merger Sub with and into TouchTunes with TouchTunes being the surviving entity and becoming a wholly owned subsidiary of Victory (“Transaction”).

WHEREAS, at the effective time of the Transaction, as of the date hereof, each Stockholder owns beneficially and of record shares of Victory common stock as set forth opposite such Stockholder’s name on Schedule A hereto (all such shares and any shares of which ownership of record or the power to vote is hereafter acquired by any of the Stockholders, whether by purchase, conversion or exercise, prior to the termination of this Agreement being referred to herein as the “Shares”)

WHEREAS, as a condition to the consummation of the Merger Agreement, the Stockholders have agreed, severally, to enter into this Agreement.

NOW, THEREFORE, in consideration of the premises and of the mutual agreements and covenants set forth herein and in the Merger Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

VOTING OF SHARES FOR DIRECTORS; VICTORY COVENANTS

SECTION 1.01 Vote in Favor of the Directors. During the term of this Agreement, each Stockholder agrees to vote the Shares of Victory Common Stock he, she or it now beneficially owns, or will hereafter acquire prior to the termination of this Agreement, for the election and re-election of the following persons as directors of Victory, each person referred to as a “Director Designee”: four (4) persons who shall be the designees of VantagePoint, at least three of whom shall be “independent” within the meaning of the corporate governance standards of NYSE Amex (or such other national securities exchange upon which Victory’s common stock is then listed), with one (1) of such designees to stand for election in 2011 (“Class B Directors”), who shall initially be [—]; and three (3) of such designees to stand for election in 2012 (“Class C Directors”) who shall initially be [—], [—] and [—].

(c) the Chief Executive Officer of Victory (the “CEO Designee”), who shall be a Class [A] Director.

Neither the Stockholders, nor any of the officers, directors, stockholders, members, managers, partners, employees or agents of any Stockholder, makes any representation or warranty as to the fitness or competence of any Director Designee to serve on the Board of Directors by virtue of such party’s execution of this Agreement or by the act of such party in designating or voting for such Director Designee pursuant to this Agreement.

Any Director Designee may be removed from the Board of Directors in the manner allowed by law and Victory’s governing documents except that each Stockholder (other than VantagePoint) agrees that he, she or it will not, as a stockholder, vote for the removal of such Director Designee unless VantagePoint is so voting in favor in which case such Stockholder shall also so vote in favor. Subject to Section 1.02, if a director is removed or resigns from office, the remaining directors of the group of parties voting together hereunder of which the vacating director is a member shall be entitled to appoint a successor.

All committees of the Board shall be formed in accordance with, and its members shall be qualified under, the applicable rules and regulations of the U.S. securities laws and the applicable stock exchange or such other principal trading market on which Victory’s securities trade.

During the term of this Agreement, with respect to any matter for which Victory stockholder approval is sought (other than the election of the Director Designees), each Stockholder (other than VantagePoint) agrees to vote the Shares of Victory Common Stock he, she or it now beneficially owns, or will hereafter acquire prior to the termination of this Agreement, in accordance with the recommendation of Victory’s Board of Directors unless VantagePoint has a material financial interest in such matter other than its interest as a Stockholder in which case such Stockholders are not limited in how they vote.

SECTION 1.02 Obligations of Victory. During the term of this Agreement, Victory shall take all necessary and desirable actions within its control to provide for the Board of Directors of Victory to be comprised of seven (7) members and to cause the Director Designees to be elected to the Board of Directors.

During the term of this Agreement, if any of the Director Designees, after election to the Board, thereafter is removed, resigns or is otherwise unable to serve as a director of the Company, VantagePoint shall be entitled to nominate a replacement designee, which designee will be chosen with the agreement of Victory, not to be unreasonably withheld, delayed or conditioned (such designee shall then also be considered a Director Designee for all purposes hereunder) (provided that, Victory’s failure to agree to such replacement may only be based on the Board of Director’s (or the nominating committee’s) good faith determination that such replacement clearly does not meet or comply with Victory’s applicable corporate governance guidelines or comparable governance standards), and the Board shall promptly appoint such Director Designee to the Board to serve the remaining term of the director such new Director Designee replaced. In proposing an individual as a replacement Director Designee pursuant to the immediately preceding sentence, VantagePoint shall provide Victory with such information regarding such individual as would be required to nominate such individual as a director pursuant to Victory’s By-laws.

During the term of this Agreement, Victory agrees that Victory’s Proxy Statements and proxy cards for the applicable annual meetings of Victory’s stockholders and all other solicitation materials to be delivered to stockholders in connection with such annual meetings shall be prepared in accordance with, and in furtherance

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of, this Agreement. During the term of this Agreement, Victory will provide VantagePoint with copies of any portion of proxy materials or other solicitation materials that contain statements relating to VantagePoint or its Director Designees, as applicable, or this Agreement a reasonable period (and, in any event, at least three business days) in advance of filing such materials with the Securities and Exchange Commission or disseminating the same in order to permit VantagePoint a reasonable opportunity to review and comment on such materials. VantagePoint will provide, as promptly as reasonably practicable, all information relating to their respective Director Designees (and other information, if any) to the extent required under applicable law to be included in Victory’s Proxy Statement and any other solicitation materials to be delivered to stockholders in connection with applicable annual meetings. During the term of this Agreement, Victory agrees that the nominating committee of the Board of Directors will meet from time to time with VantagePoint at its reasonable request to discuss the committee’s nominating criteria, the qualifications of the Director Designees or any proposed replacements thereof, the composition of the board and any other matters relating to the foregoing.

SECTION 1.03 Term of Agreement. The rights and obligations of the parties hereto shall terminate as follows:

(a) as to VantagePoint, its rights under Sections 1.01 and 1.02 shall terminate, when VantagePoint, together with any fund or entity managed by VantagePoint or by an entity controlling, controlled by, or under common control with VantagePoint, collectively beneficially own less than 50% of the aggregate number of shares of Victory common stock that VantagePoint, together with any fund or entity managed by VantagePoint or by an entity controlling, controlled by, or under common control with VantagePoint, collectively owned immediately following the effective time of the Transaction, and its obligations hereunder shall terminate immediately following the election or re-election of directors at the annual meeting of stockholders of Victory that will be held in 2012;

(b) the obligations of Victory Sponsors hereunder shall terminate immediately following the election or re-election of directors at the annual meeting of stockholders of Victory that will be held in 2012;

(c) the obligations of TouchTunes Stockholders pursuant to this Agreement shall terminate immediately following the election or re-election of directors at the annual meeting of stockholders of Victory that will be held in 2012; or

(d) The obligations of Victory pursuant to this Agreement shall terminate immediately following the election or re-election of directors at the annual meeting of stockholders of Victory that will be held in 2012.

SECTION 1.04 Obligations as Director or Officer or Both. Nothing in this Agreement shall be deemed to limit or restrict any director or officer of Victory from acting in his or her capacity as such director or officer or from exercising his or her fiduciary duties and responsibilities, it being agreed and understood that this Agreement shall apply to each Stockholder solely in his, her or its capacity as a stockholder of Victory and shall not apply to his, her or its actions, judgments or decisions as a director or officer of Victory if he or she is such a director or officer.

SECTION 1.05 Transfer of Shares. If any of the TouchTunes Stockholders desires to transfer his, her or its Shares to a permitted transferee pursuant to the Lock-Up Agreement, executed by such TouchTunes Stockholder, or if any of the Victory Sponsors desires to transfer his, her or its shares to a permitted transferee pursuant to the [Escrow Agreement] of [date], it shall be a condition to such transfer that the transferee agree to be bound by the provisions of this Agreement. This Agreement shall in no way restrict the transfer on the public market of Shares that are not subject to the Lock-Up Agreements or the Escrow Agreement, and any such transfers on the public market of Shares not subject to the provisions of the Lock-Up Agreements or the Escrow Agreement, as applicable, shall be free and clear of the restrictions in this Agreement.

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SECTION 1.06 Exchange Act Filings. Each of the parties hereto agrees to reasonably cooperate with the other parties with respect to any filings under the Exchange Act that are required to be made by the parties in connection with this Agreement and the performance thereof.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Each Stockholder hereby severally represents, warrants and covenants as follows:

SECTION 2.01 Authorization. Such Stockholder has full legal capacity and authority to enter into this Agreement and to carry out such Stockholder’s obligations hereunder. This Agreement has been duly executed and delivered by such Stockholder, and (assuming due authorization, execution and delivery by Victory and the other Stockholders) this Agreement constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms.

SECTION 2.02 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder will not, (i) conflict with or violate any Legal Requirement applicable to such Stockholder or by which any property or asset of such Stockholder is bound or affected, or (ii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of any encumbrance on any property or asset of such Stockholder, including, without limitation, the Shares, pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation.

(b) The execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign, except (i) for applicable requirements, if any, of the Exchange Act, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or materially delay the performance by such Stockholder of such Stockholder’s obligations under this Agreement.

SECTION 2.03 Title to Shares. Such Stockholder is the legal and beneficial owner of its Shares, or will be the legal beneficial owner of the Shares that such Stockholder will receive as a result of the Transactions, free and clear of all liens and other encumbrances except certain restrictions upon the transfer of such Shares.

Victory represents, warrants and covenants as follows:

SECTION 2.04 Authorization. Victory’s execution, delivery and performance of this Agreement has been duly authorized by all necessary corporate action. This Agreement has been duly executed and delivered by Victory, and (assuming due authorization, execution and delivery by the Stockholders) this Agreement constitutes a legal, valid and binding obligation of Victory, enforceable against Victory in accordance with its terms.

SECTION 2.05 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by Victory does not, and the performance of this Agreement by Victory will not, (i) conflict with or violate Victory’s certificate of incorporation or By-laws in effect on the date hereof or any Legal Requirement applicable to Victory or by which any property or asset of Victory is bound or affected, or (ii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of any encumbrance on any property or asset of Victory, including, without limitation, pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation.

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(b) The execution and delivery of this Agreement by Victory does not, and the performance of this Agreement by Victory will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign, except (i) for applicable requirements, if any, of the Exchange Act, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or materially delay the performance by Victory of Victory’s obligations under this Agreement.

ARTICLE III

GENERAL PROVISIONS

SECTION 3.01 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by overnight courier service, by telecopy, or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other addresses as shall be specified by notice given in accordance with this Section 3.01):

(a) If to Victory:

Victory Acquisition Corp.

[—]

Facsimile: [    ]

with a mandatory copy to

Graubard Miller

405 Lexington Avenue

New York, NY 10174-1901

Attention: David Alan Miller, Esq.

Telephone No.: 212-818-8800

Facsimile No.: 212-818-8881

(b) If to the TouchTunes Stockholders:

VantagePoint CDP Partners LP

1001 Bayhill Drive

Suite 300

San Bruno, CA 94066

Attention: Neil Wolff, General Counsel

Telephone: 650-866-3100

Facsimile: 650-869-6078

(c) If to Victory Sponsors, to the applicable addresses set forth on Schedule A:

(d) If to TouchTunes Stockholders, to the applicable addresses set forth on Schedule A.

SECTION 3.02 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 3.03 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

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SECTION 3.04 Entire Agreement. This Agreement, collectively with the Lock–Up Agreements and the Merger Agreement, constitutes the entire agreement of the parties with respect to the subject matter contained herein and supersedes all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof. This Agreement may not be amended or modified except in an instrument in writing signed by, or on behalf of, the parties hereto.

SECTION 3.05 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

SECTION 3.06 Governing Law. This Agreement shall be governed by, and construed in accordance with, the law of the State of Delaware applicable to contracts executed in and to be performed in that State.

SECTION 3.07 Disputes. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court in Delaware.

SECTION 3.08 No Waiver. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

SECTION 3.09 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 3.10 Waiver of Jury Trial. Each of the parties hereto irrevocably and unconditionally waives all right to trial by jury in any action, proceeding or counterclaim (whether based in contract, tort or otherwise) arising out of or relating to this Agreement or the Actions of the parties hereto in the negotiation, administration, performance and enforcement thereof.

SECTION 3.11 Merger Agreement. All references to the Merger Agreement herein shall be to such agreement as may be amended by the parties thereto from time to time.

SECTION 3.12. Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of VantagePoint, Victory Sponsors and the Company.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

VICTORY ACQUISITION CORP.

By:
Name:
Title

VICTORY SPONSORS:

Eric J. Watson

Jonathan J. Ledecky

Richard Y. Roberts

Jay H. Nussbaum

Kerry Kennedy

Robert B. Hershov

Edward J. Mathias

Jimmie Lee Solomon, Jr.

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VANTAGEPOINT CDP PARTNERS LP

VantagePoint CDP Associates L.P. its general partner

By:
Name:

VantagePoint CDP Associates L.L.C. its general partner

By:
Name:

TOUCHTUNES STOCKHOLDERS:

David Spencer

Joe Stafford

David Carlick

Pat Gallagher

Ron Greenberg

Joel Katz

Dan McCallister

Bill Meder

Geoff Mott

David Schwartz

Michael Tooker

Bob Weinschenck

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MCCOMBS FAMILY PARTNERSHIP

By:
Name:
Title:

THREE LEE INVESTMENTS

By:
Name:
Title:

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

The amended and restated certificate of incorporation of Victory Acquisition Corp. (“Victory”) provides that all directors, officers, employees and agents of the registrant shall be entitled to be indemnified by Victory to the fullest extent permitted by Section 145 of the Delaware General Corporation Law.

Section 145 of the Delaware General Corporation Law concerning indemnification of officers, directors, employees and agents is set forth below.

“Section 145. Indemnification of officers, directors, employees and agents; insurance.

(a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

(b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

(d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(e) Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

(g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

(h) For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i) For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

(j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k) Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).”

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Victory’s directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, Victory has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Victory will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by Victory is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Paragraph B of Article Ninth of Victory’s amended and restated certificate of incorporation provides:

“The Corporation, to the full extent permitted by Section 145 of the GCL, as amended from time to time, shall indemnify all persons whom it may indemnify pursuant thereto. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification hereunder shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized hereby.”

Victory’s bylaws further provide that any indemnification shall be made by Victory only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in such section. Such determination shall be made: (i) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding; (ii) if such quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by stockholders.

Pursuant to Victory’s bylaws, Victory also maintains a directors’ and officers’ insurance policy which insures the directors and officers of Victory against liability asserted against such persons in such capacity whether or not such directors or officers have the right to indemnification pursuant to the bylaws or otherwise.

Item 21.	Exhibits and Financial Statement Schedules.

Exhibit No.	Description
2.1	Agreement and Plan of Reorganization, dated as of March 23, 2009, by and among Victory Acquisition Corp., VAC Merger Sub Corp, Inc. and TouchTunes Corporation (included as Annex A to the proxy statement/prospectus).

3.1	Amended and Restated Certificate of Incorporation of Victory (included as Annex B to the proxy statement/prospectus).

3.2	By-laws of Victory.(1)

4.1	Specimen Unit Certificate.(1)

4.2	Specimen Common Stock Certificate.(1)

4.3	Specimen Warrant Certificate.(1)

4.4	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant.(1)

Exhibit No.	Description
5.1	Form of Opinion of Graubard Miller.*

8.1	Tax opinion of Graubard Miller (included as Annex E to the proxy statement/prospectus).

10.1	Letter Agreement among the Registrant, Citigroup, Inc. and Jonathan J. Ledecky.(1)

10.2	Letter Agreement among the Registrant, Citigroup, Inc. and Eric J. Watson.(1)

10.3	Letter Agreement among the Registrant, Citigroup, Inc. and Jay H. Nussbaum.(1)

10.4	Letter Agreement among the Registrant, Citigroup, Inc. and Kerry Kennedy.(1)

10.5	Letter Agreement among the Registrant, Citigroup, Inc. and Robert B. Hersov.(1)

10.6	Letter Agreement among the Registrant, Citigroup, Inc. and Richard Y. Roberts.(1)

10.7	Letter Agreement among the Registrant, Citigroup, Inc. and Jimmie Lee Solomon, Jr.(1)

10.8	Letter Agreement among the Registrant, Citigroup, Inc. and Martin Dolfi.(1)

10.9	Form of Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and the Registrant.(1)

10.10	Form of Stock Escrow Agreement between the Registrant, Continental Stock Transfer & Trust Company and the Victory Founders.(1)

10.11	Form of Registration Rights Agreement among the Registrant and the Victory Founders.(1)

10.12	Form of Subscription Agreement among the Registrant, Graubard Miller and each of Jonathan J. Ledecky and Eric J. Watson.(1)

10.13	Form of Escrow Agreement (included as Annex C to the proxy statement/prospectus).

10.14	Form of Lock-Up Agreement (included as Annex D to the proxy statement/prospectus).

10.15	Form of voting Agreement (included as Annex G to the proxy statement/prospectus)

10.16	2009 Long-Term Incentive Equity Plan (included as Annex F to the proxy statement/prospectus).

10.17	Offer Letter to Ron Greenberg dated February 27, 2007.*

10.18	Dan McAllister Employment Agreement dated September 19, 2000.*

10.19	Michael Tooker Employment Agreement dated November 1, 2006.*

10.20	Robert Weinschenk Employment Agreement dated September 8, 2008.*

10.21	David Schwartz Employment Agreement dated January 28, 2009.*

10.22	TouchTunes Barfly Merger Agreement dated August 26, 2008.*

10.23	TouchTunes White Rabbit Merger Agreement dated September 24, 2007.*

10.24	Amendment No. 1 to TouchTunes White Rabbit Merger Agreement dated December 6, 2007.*

10.25	Amendment No. 2 to TouchTunes White Rabbit Merger Agreement dated September 8, 2008.*

21.1	Subsidiaries of TouchTunes Corporation*

23.1	Consent of Marcum & Kliegman, LLP.*

23.2	Consent of Graubard Miller (included in Exhibit 5.1)*

99.1	Consent of Joel A. Katz (Director nominee)*

99.2	Consent of Patrick Gallagher (Director nominee)*

Exhibit No.	Description

99.3	Consent of William Meder (Director nominee)*

99.4	Consent of David S. Carlick (Director nominee)*

99.5	Form of Proxy Card of Victory Acquisition Corp.*

*	Filed herewith
**	To be filed by amendment
(1)	Incorporated by reference to Victory Acquisition Corp.’s Registration Statement on Form S-1 or amendments thereto (SEC File Nos. 333-140359 and 333-142341).

Item 22.	Undertakings.

Each of the undersigned, Victory and Victory, hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i. To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the undersigned pursuant to the foregoing provisions, or otherwise, the undersigned has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned of expenses incurred or paid by a director, officer or controlling person of the undersigned in the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person in connection with the securities being registered, the undersigned will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Each of the undersigned hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

Each of the undersigned undertakes that every prospectus: (1) that is filed pursuant to the immediately preceding paragraph, or (2) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Each of the undersigned hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

Each of the undersigned hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(5) That for the purpose of determining any liability under the Securities Act of 1933 to any purchaser in an initial distribution of securities in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i. Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii. Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii. The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv. Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jonathan J. Ledecky and Eric J. Watson, acting singly, his true and lawful attorney-in-fact, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments including post-effective amendments to this proxy statement/prospectus and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

VICTORY ACQUISITION CORP.

By:	/S/ JONATHAN J. LEDECKY
Jonathan J. Ledecky President and Secretary (Principal executive officer)

Name	Position	Date

/S/ ERIC J. WATSON Eric J. Watson	Chairman of the Board and Treasurer (Principal financial and accounting officer)	March 23, 2009

/S/ JONATHAN J. LEDECKY Jonathan J. Ledecky	President, Secretary and Director (Principal executive officer)	March 23, 2009

/S/ RICHARD Y. ROBERTS Richard Y. Roberts	Director	March 23, 2009

Jay H. Nussbaum	Director

/S/ KERRY KENNEDY Kerry Kennedy	Director	March 23, 2009

/S/ ROBERT B. HERSOV Robert B. Hersov	Director	March 23, 2009

/S/ EDWARD J. MATHIAS Edward J. Mathias	Director	March 23, 2009

/S/ JIMMIE LEE SOLOMON, JR. Jimmie Lee Solomon, Jr.	Director	March 23, 2009

EXHIBIT INDEX

Exhibit No.	Description
2.1	Agreement and Plan of Reorganization, dated as of March 23, 2009, by and among Victory Acquisition Corp., VAC Merger Sub Corp, Inc. and TouchTunes Corporation (included as Annex A to the proxy statement/prospectus).

3.1	Amended and Restated Certificate of Incorporation of Victory (included as Annex B to the proxy statement/prospectus).

3.2	By-laws of Victory.(1)

4.1	Specimen Unit Certificate.(1)

4.2	Specimen Common Stock Certificate.(1)

4.3	Specimen Warrant Certificate.(1)

4.4	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant.(1)

5.1	Form of Opinion of Graubard Miller.*

8.1	Tax opinion of Graubard Miller (included as Annex E to the proxy statement/prospectus).

10.1	Letter Agreement among the Registrant, Citigroup, Inc. and Jonathan J. Ledecky.(1)

10.2	Letter Agreement among the Registrant, Citigroup, Inc. and Eric J. Watson.(1)

10.3	Letter Agreement among the Registrant, Citigroup, Inc. and Jay H. Nussbaum.(1)

10.4	Letter Agreement among the Registrant, Citigroup, Inc. and Kerry Kennedy.(1)

10.5	Letter Agreement among the Registrant, Citigroup, Inc. and Robert B. Hersov.(1)

10.6	Letter Agreement among the Registrant, Citigroup, Inc. and Richard Y. Roberts.(1)

10.7	Letter Agreement among the Registrant, Citigroup, Inc. and Jimmie Lee Solomon, Jr.(1)

10.8	Letter Agreement among the Registrant, Citigroup, Inc. and Martin Dolfi.(1)

10.9	Form of Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and the Registrant.(1)

10.10	Form of Stock Escrow Agreement between the Registrant, Continental Stock Transfer & Trust Company and the Victory Founders.(1)

10.11	Form of Registration Rights Agreement among the Registrant and the Victory Founders. (1)

10.12	Form of Subscription Agreement among the Registrant, Graubard Miller and each of Jonathan J. Ledecky and Eric J. Watson.(1)

10.13	Form of Escrow Agreement (included as Annex C to the proxy statement/prospectus).

10.14	Form of Lock-Up Agreement (included as Annex D to the proxy statement/prospectus).

10.15	Form of Voting Agreement (included as Annex G to the proxy statement/prospectus).

10.16	2009 Long-Term Incentive Equity Plan (included as Annex F to the proxy statement/prospectus).

10.17	Offer Letter to Ron Greenberg dated February 27, 2007.*

10.18	Dan McAllister Employment Agreement dated September 19, 2000.*

10.19	Michael Tooker Employment Agreement dated November 1, 2006.*

Exhibit No.	Description

10.20	Robert Weinschenk Employment Agreement dated September 8, 2008.*

10.21	David Schwartz Employment Agreement dated January 28, 2009.*

10.22	TouchTunes Barfly Merger Agreement dated August 26, 2008.*

10.23	TouchTunes White Rabbit Merger Agreement dated September 24, 2007.*

10.24	Amendment No. 1 to TouchTunes White Rabbit Merger Agreement dated December 6, 2007.*

10.25	Amendment No. 2 to TouchTunes White Rabbit Merger Agreement dated September 8, 2008.*

21.1	Subsidiaries of TouchTunes Corporation*

23.1	Consent of Marcum & Kliegman, LLP.*

23.2	Consent of Graubard Miller (included in Exhibit 5.1)*

99.1	Consent of Joel A. Katz (Director nominee)*

99.2	Consent of Patrick Gallagher (Director nominee)*

99.3	Consent of William Meder (Director nominee)*

99.4	Consent of David S. Carlick (Director nominee)*

99.5	Form of Proxy Card of Victory Acquisition Corp.*

*	Filed herewith
**	To be filed by amendment
(1)	Incorporated by reference to Victory Acquisition Corp.’s Registration Statement on Form S-1 or amendments thereto (SEC File Nos. 333-140359 and 333-142341).